CONTENTS

STRATEGIC REPORT	2
Highlights	2
Chairperson Letter	4
CEO Statement	6
Business Overview	8
Financial Performance	18
Sustainability	28
Section 172 Statement	36
Principal Risks and Uncertainties	42
DIRECTORS' REPORT	46
Governance	46
Additional Disclosures	56
DIRECTORS' REMUNERATION REPORT	59
Annual Statement	59
Remuneration Policy	61
Remuneration Implementation Report	73
INDEPENDENT AUDITORS' REPORT	89
FINANCIAL STATEMENTS	96
Consolidated Financial Statements	96
Parent Financial Statements	165
ADDITIONAL INFORMATION	174
Investor Information	174
Forward-looking Statements	174

TERMS AND ABBREVIATIONS

Common terms and abbreviations that appear throughout this Annual Report and Accounts are defined herein. Other less common terms and phrases are defined in the sections in which they appear.

AGM annual general meeting
Articles the articles of association of the Parent
B2B business-to-business
B2C business-to-consumer
Board the board of directors of the Parent
CA 2006 the U.K. Companies Act 2006
CEO Chief Executive Officer
CFO Chief Financial Officer
Company or **IGT** the Parent, together with its consolidated subsidiaries
De Agostini De Agostini S.p.A.
DE&I diversity, equity and inclusion
Director a director of the Parent
ESG environmental, social and governance
GHG greenhouse gas
NYSE the New York Stock Exchange
Parent International Game Technology PLC
R&D research and development
SEC United States Securities and Exchange Commission
TSR total shareholder return
U.K. United Kingdom
U.S. United States of America

Financial information in this Annual Report and Accounts is stated in millions of U.S. dollars (except share and per share data) unless otherwise indicated, and are computed based on the amounts in thousands. Certain amounts in columns and rows within tables may not foot due to rounding. Percentages and per share amounts are calculated from the underlying unrounded amounts.



Values That Shape Our Culture
WE ARE RESPONSIBLE
We are respectful of others by being personally accountable for achieving our goals, keeping our promises, and following through with our actions. We are reliable and accomplish high-quality work results regardless of complexity, each and every time. We work hard to earn the trust of our colleagues, our customers, our regulators, and society at large.
WE ARE AUTHENTIC
We are honest, real people who strive to deliver excellence by showing up as our most authentic selves. We do this through open, transparent, and timely communications. We are open to new ideas and new ways of working to encourage candid dialogue and information sharing. We do this by respecting others.
WE ARE PIONEERING
We are innovative, entrepreneurial, and ingenious, blending imagination with pragmatism and determination. We don't copy; we transform our ideas to create new and alternative solutions that are pioneering and push the industry forward to create value. We continuously learn and develop to maximize our skills and capabilities – and we transfer this knowledge to others.
WE ARE COLLABORATIVE
We put the needs of our people first and strive to create lasting and sustained partnerships with our customers – both inside and outside of the organization. We continually seek out new opportunities by building collaborative relationships, listening to the needs of others, and developing, maintaining, and strengthening our relationships.
WE ARE PASSIONATE
Our passion for gaming is paramount to our customers' success and an essential part of who we are. Everything we do, we do with conviction and pride in our work. We are positive and resilient – even in front of change and obstacles. As trusted advisors to our customers, we proactively identify needs and provide solutions for today and the future.
We Are IGT

Annual Report and Accounts 2022 Page | 1

Strategic Report

The Directors present their reports and the audited financial statements for International Game Technology PLC and its subsidiaries for the period from January 1, 2022 to December 31, 2022.

Financial Highlights

Total Revenue


$ in Millions
4,223
4,081
2022
2021

Operating Income


$ in Millions
938
918
2022
2021

Diluted Income Per Share*


$1.37
$0.35
2022
2021

** Represents net income from continuing operations attributable to International Game Technology PLC per ordinary share*

Dividends Per Share


$0.80
$0.20
2022
2021

Company Revenue by Business Segment

2022


33.7%
5.0%
61.4%
Global Lottery
Global Gaming
PlayDigital

2021


27.2%
4.0%
68.8%
Global Lottery
Global Gaming
PlayDigital

The consolidated balance sheet on page 97 presents the Company's financial position at December 31, 2022 and December 31, 2021. Movements in cash balances are presented in the consolidated statement of cash flows. Material assets and liabilities have been disclosed within the respective notes to the consolidated financial statements. Net assets were $1.8 billion and $1.7 billion at December 31, 2022 and 2021, respectively. Cash and cash equivalents were $590 million and $591 million at December 31, 2022 and 2021, respectively.

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Operational Highlights • Completed the sale of Italian proximity payment business to PostePay S.p.A. - Patrimonio Destinato IMEL for a purchase price of €700 million • Acquired iSoftBet, a leading iGaming content provider and third-party game aggregator, substantially increasing PlayDigital’s game portfolio, and adding a world-class game aggregation platform and data-driven user-engagement tools • Global Lottery demonstrated extraordinary resilience with revenue and operating income of $2.6 billion and $0.9 billion, respectively • Global Gaming highlighted progressive recovery of play with revenue and operating income of $1.4 billion and $243 million, respectively • PlayDigital showcased considerable strength with revenue and operating income of $209 million and $50 million, respectively • Debuted OMNIA™, the industry’s first truly omnichannel solution at the World Lottery Summit 2022 • Awarded significant lottery contracts and extensions in 12 jurisdictions around the globe • Introduced Infinity Instants™ games to transform and enhance instant ticket design and gameplay • Expanded iLottery operations to Michigan, now with a total of 12 eInstant contracts, including four out of the eight U.S. iLottery customers selling eInstants, powering the fastest growing iLottery programs in the U.S. • Revolutionized cashless gaming with Resort Wallet™ and IGTPay™ deployments at Indigo Sky Casino and all six Las Vegas Station Casinos’ properties • Expanded Peak family with PeakDual™ 27 and PeakCurve™ video slot cabinets • Drove WAP and MLP excitement with Wheel of Fortune®, Megabucks®, Money Mania, and Prosperity Link™ slots games; introduced Let’s Make a Deal™ brand to premium content portfolio • IGT PlayDigital actively grew its game portfolio through its seamless integration with iSoftBet, and is now live in regulated markets throughout North America, Latin America and Europe • IGT PlaySports expanded sports betting operations to more than 80 venues throughout 27 U.S. states and in Canada Corporate Highlights • Marco Sala appointed Executive Chair of the Board and Vince Sadusky was named CEO and Executive Director • Maria Pinelli and Ashley M. Hunter were appointed to the Board • Became the first U.S. industry supplier to achieve Global Gambling Guidance Group (G4) responsible gaming accreditation for IGT’s sports betting operations • Increased ESG commitment with publication of the IGT Sustainability Plan • Submitted emission reduction targets for validation by the Science Based Targets initiative • Ratings from EcoVadis, Moody’s ESG Solutions, CDP and S&P Global Ratings, notable sustainability rating agencies, increased compared to the previous assessment • Company Designated “Best Place to Work for LGBTQ+ Equality” by Human Rights Campaign Foundation • Company and products honored with industry awards: • Named Lottery Supplier of the Year at the 2022 SBC Awards North America • IGT’s Prosperity Link Slots game won the Best Slot Product category of 2022 GGB Gaming & Technology Awards • IGT achieved multiple wins at The Casino Awards including Best Slot Game for Regal Riches; Best Slot Machine for the PeakSlant32™; Best New Innovative Product for Floor Manager; and Best Diversity and Inclusion Employer • Leadership in cross-platform content and technology garnered the Multi-Channel Supplier of the Year at the 2022 International Gaming Awards • Won Casino Supplier of the Year at the 2022 Global Gaming Awards London • IGT’s PeakBarTop with Sports Betting won Land-Based Product of the Year at 2022 Global Gaming Awards Las Vegas Strategic Report Annual Report and Accounts 2022 Page | 3

CHAIRPERSON LETTER I am very pleased to have served this past year in my new role as Executive Chair of IGT. Our Board members have continued to leverage their diverse personal and professional backgrounds to support management’s progress on delivering IGT’s long-term strategy. Developing the Governance Environment Our corporate governance system ensures the overall direction, effectiveness, supervision and accountability of the organization and the oversight of its affairs. We are focused on the execution of our strategic priorities while also considering emerging trends and matters, such as cyber security and ESG, including DE&I, among other things. Governance documents and policies were reviewed and updated to ensure alignment with laws and applicable regulations, best market practices, investor expectations and the Company’s evolving needs. The day-to-day management of the business and achievement of IGT’s strategic goals have been delegated to the new CEO, Vince Sadusky, who combines extensive expertise in U.S. regulated industries with long-term knowledge of the Company. Support from our talented senior management team, close collaboration with me, and seamless Board supervision (including through reinstated in-person meetings, following normalization of COVID-19 infection rates) have ensured a smooth leadership transition and a well-informed decision-making process. Strategy The Company’s strategy remains concentrated on growing IGT’s top line and margins across all business segments, leveraging industry-leading innovative content and solutions, and optimizing operational efficiencies. Additionally, IGT is continuing its history of rigorous cost control and disciplined capital allocation, maintaining an appropriate leverage ratio, and its commitment to preserving the safety and well-being of the workforce, while also inspiring its motivation, sense of belonging, and creativity. Since September 2021 when PlayDigital became its own business segment - comprised of iGaming and Sports Betting that were previously part of the Global Gaming business segment - IGT has continued to streamline its products and solutions portfolio. In 2022, IGT sold its Italian proximity payment business, which enabled IGT to monetize its market leadership in the Italian proximity payment business at an attractive value and concentrate efforts and resources on its core assets and activities, while proceeds from the sale were also used to reduce debt. We are proud of the extraordinary resilience once again demonstrated by our Global Lottery segment, and of the progressive recovery of play in the Global Gaming segment. Additionally, our acquisition and integration of leading iGaming content provider and third-party game aggregator, iSoftBet, is expected to further enhance PlayDigital’s promising competitive capabilities. The Board will continue to critically review and evaluate management’s strategic and business plans, and monitor their relevant implementation throughout the year, especially during dedicated annual sessions. For further discussion on the Company’s strategy, please see page 10 of this Annual Report and Accounts. Risk management Like most global companies, IGT is exposed to several risks, and the Board and its committees are squarely focused on actively managing them. The Board appreciates that risk governance must ensure timely detection, assessment, mitigation and monitoring of top risks that could impact IGT’s ability to achieve its strategic, financial and operational objectives. For this reason, the Audit Committee continued to oversee management in further developing the Company’s enterprise risk management program, leading to the formalization of a comprehensive statement on risk appetite designed to set limits to tolerance of each category of top risks, and ultimately developing a risk-integrated approach to decision making at all levels of the organization. Cybersecurity is one good example of this cultural evolution in enterprise risk management. Dependence of IGT’s products and services upon ever-changing technology inspired a zero-tolerance approach to cyber risk, consisting of continuous internal testing and periodic external assessment of the global information security organization and systems to be in line with the Strategic Report Annual Report and Accounts 2022 Page | 4

best market practices; continued refinement of risk mitigation programs and measures; and quarterly reports to the Audit Committee and the Board, leveraging the skills and experience of our cybersecurity expert Director. Sustainability IGT and its predecessors have been an industry leader in the sustainability movement. IGT’s commitment to ESG matters remains at the forefront of our business- related priorities and continues to be widely recognized by leading ESG advocacy organizations and investor rating groups. We firmly believe that the Company can realize greater long-term business value as we continue to pursue the sustainable growth of our operations with due care for all our stakeholders, including shareholders, employees, customers, suppliers and the communities that we serve. The Sustainability Steering Committee, established in early 2021 and comprised of several IGT senior leaders, continues to play a key role in defining the Company’s initiatives and actions comprised within our sustainability program as described in the Sustainability Plan approved by the committee in July 2022, with the supervision of the Nominating and Corporate Governance Committee of the Board. The Company joined the Science Based Target initiative (“SBTi”) at the end of 2021, and successfully submitted our targets to reduce greenhouse gas emissions for evaluation in October 2022, and we are committed to tracking and reporting progress against the targets set. Further details about the steps that we are making towards a more sustainable future are set out in the Sustainability review starting on page 28 of this Annual Report and Accounts. As sustainability and DE&I are intertwined, we are committed to putting DE&I at the center of everything we do. For IGT to continue to evolve and mature its commitment to building high-performing, diverse and inclusive teams, it is imperative for the Board to set the tone and ensure accountability and alignment between business goals and DE&I. In 2022, a dedicated DE&I education session was held for all members of the Board, and the Board itself hosted a global, all-employee town hall focused on DE&I. IGT’s Office of Diversity, Equity and Inclusion will continue to provide the Compensation Committee and the full Board with regular updates on the progress of the Company in this field. Investor outreach The Board recognizes the importance of maintaining full awareness and understanding of the Company among the investor community, including its business and equity story. Hence, it continues to promote and oversee management’s investor relations activities and related communications with existing and potential investors. IGT maintained a robust dialogue with the investment community throughout 2022, joining several broker- sponsored investor conferences and having one-on-one discussions with its top shareholders. This included dedicated sessions to address ESG topics of interest, as well as comments and expectations raised in connection with annual general meetings. Such high level of engagement with the investment community marked IGT’s preparedness and efforts to satisfy the growing interest of the market in financial and non-financial information relating to the Company, which we intend to maintain in 2023 and beyond. Returning capital to shareholders The Company’s historical level of quarterly cash dividends was reinstated in late 2021 after being suspended at the height of the pandemic. The share repurchase program, which was launched in November 2021, continued through 2022 and provides an additional manner to return capital to shareholders. Concluding remarks The success of the Company depends on, amongst other things, the composition, resources and diligence of the entire Board, its working relationships with management, and the motivation to adapt its approach to the evolving corporate needs and environment. To this end, the Directors annually review their individual and joint performance and effectiveness, and each of the Board and its committees assess their size, composition and succession pipeline against peers and Company’s specific needs, including evaluating the adequacy of the skills, competencies and contributions of the Directors to achieve IGT’s strategic goals. Further details about the annual evaluation are set out in the Directors’ Report on page 54 of this Annual Report and Accounts. I would like to take this opportunity to thank my fellow Board members for their relentless commitment and dedication, and I remain grateful to the management team for their exemplary performance. The Board remains committed to promoting IGT’s success for the benefit of all its stakeholders, and on behalf of the Board, I would like to thank you all for your ongoing interest and support. Marco Sala Executive Chair Strategic Report Annual Report and Accounts 2022 Page | 5

CEO STATEMENT IGT had a year of significant accomplishments in 2022, providing strong momentum coming in to 2023. We strengthened our leadership positions among Global Lottery, Global Gaming, and PlayDigital with iGaming and Sports Betting. We achieved all our financial goals for the year with great performance across all business segments. Additionally, our enhanced credit profile and significant liquidity provide a solid foundation and greater financial flexibility for the upcoming year. Strategic business transformation IGT strengthened its iGaming capabilities with the acquisition of iSoftBet in July 2022. The acquisition greatly expanded PlayDigital’s content library and provided a world-class proprietary third-party game aggregation platform, including leading data-driven promotional and user-engagement tools. In September 2022, we completed the sale of our Italian proximity payment business to PostePay S.p.A. - Patrimonio Destinato IMEL and used proceeds from the transaction primarily to reduce debt. Global Lottery IGT’s Global Lottery innovation is grounded in our operator expertise and deep knowledge of player insights. The lottery solutions, products, and value- added services we offer are recognized as best-in-class and utilized by most lottery operators globally. Same- store sales progressively strengthened throughout 2022 and increased at a 6% compounded annual growth rate since 2019. Not only is this confirmation that the market is successfully consolidating the sales gains experienced during the pandemic, but it is a testament to the steady stream of innovation we continually deliver to our customers and their players. In 2022, IGT debuted new lottery products such as Infinity Instants™ and OMNIA™, and added the Gong game to the 10eLotto franchise in Italy. These emerging solutions are modernizing the lottery industry, growing sales and driving recurring lottery play. We also secured key contract wins and extensions in Rhode Island, New York and Georgia, and a new instant ticket printing and services contract in Texas. iLottery continues to remain a key focus as it delivers high entertainment value to players and has significant growth potential. Our eInstant portfolio features a variety of themes, playstyles, omnichannel content, and licensed brands, and is rapidly expanding and strengthening with each new launch. The beginning of 2023 is already off to an encouraging start with accelerated growth in Italy and elevated jackpot activity in the U.S. Our multi-year outlook for revenue growth in Global Lottery is based on continued same store sales growth as we increase player engagement through innovation. Global Gaming Our Global Gaming business had a record year. Despite higher supply chain costs, our strategic focus and disciplined cost control fueled significant Global Gaming revenue and profit gains. Our global installed base grew, driven by expansion in Latin America and Greece. The U.S. and Canada installed base returned to growth in the second half of 2022, fueled by the success of new progressive game launches. We expect to see future continued growth in the installed base globally. We also achieved an historic level of unit shipments in the U.S. and Canada, maintaining our number one position for ship share for the fourth consecutive year. Much of this progress came from an expanding portfolio of successful multi-level progressive games portfolio and the success of new hardware including the PeakDual32™, PeakSlant49™ and DiamondRS™ cabinets. Additionally, IGT’s award-winning Resort Wallet™ and IGTPay™ technologies continued driving cashless gaming adoption with several deployments, including Station Casinos' six flagship Las Vegas properties. We are confident in the outlook for our Global Gaming business as we see significant revenue growth and margin expansion opportunities through 2025. PlayDigital Our fast-growing Digital & Betting business segment was rebranded to PlayDigital to create a new, unified organization. This area of our business has strong momentum enhanced by expanded capabilities and opportunities. With the successful integration of iSoftBet’s complementary products, IGT’s iGaming outlook is compelling. We are on pace to more than double our new game launches to over 65 per year. We will also soon launch Wheel of Fortune Casino, the first brand-led online casino in the U.S., through our relationships with Strategic Report Annual Report and Accounts 2022 Page | 6

BetMGM and Sony Pictures Television. PlayDigital now has the enhanced ability to develop exclusive, market- attuned games for specific customers, thanks to world- class player engagement data and analytics tools. IGT’s award-winning PlaySports turnkey sports betting solution continues to grow rapidly. IGT PlaySports is now powering over 80 sportsbooks which includes 16 new installations across 11 jurisdictions. We expect to see more opportunity to expand our customer base with best-in-class hardware, technology, and services. PlayDigital has a robust pipeline for 2023, and we look forward to expanding with new customers, building on our long-term partnerships and continuing to invest in R&D, creating the best player experiences. Sustainable Play The steps we are taking toward building a more sustainable future and demonstrating our industry leadership through Sustainable Play™ is achieving global recognition. IGT is committed to leading the gaming industry in global sustainability. Valuing and protecting our people, advancing responsibility, supporting our communities and fostering sustainable operations are the key priorities driving Sustainable Play. Aligned with the United Nations Sustainable Development Goals, we seek to advance the gaming industry with sustainable practices that benefit our Company and our key stakeholders. Over the last year, IGT was recognized with industry-leading scores from some of the world’s most renowned environmental and ESG rating agencies including EcoVadis, Moody’s ESG Solutions, CDP, and S&P Global. As part of our sustainability efforts, IGT has a well- established and leading diversity, equity and inclusion (DE&I) program. We are committed to furthering DE&I objectives at the highest level, and strongly encourage all employees to participate in various DE&I programs. IGT’s commitment to global sustainability and DE&I has had overwhelmingly positive effects on attracting and retaining talent, and our programs have proven to be differentiators and provided us with competitive advantages in our hiring practices. Looking ahead We have entered 2023 in a position of strength and are showing good momentum across all our business segments. IGT’s strategic transformation over the last few years puts us on a solid path to delivering on our long-term goals. Our diverse portfolio offers compelling growth opportunities to create shareholder value and provides unique competitive advantages. We have set aggressive but achievable financial goals, and I have a high level of confidence in the Company’s ability to deliver on those objectives. Lastly, I want to thank our people for their continued dedication to success, consistent delivery of results and commitment to IGT’s bright future. Vincent Sadusky Chief Executive Officer Strategic Report Annual Report and Accounts 2022 Page | 7

Strategic Report

BUSINESS OVERVIEW

The Company is a global leader in gaming that delivers entertaining and responsible gaming experiences for players across all channels and regulated segments, from Lotteries and Gaming Machines to Digital Gaming and Sports Betting. Leveraging a wealth of compelling content, substantial investment in innovation, player insights, operational expertise, and leading-edge technology, the Company's solutions deliver gaming experiences that responsibly engage players and drive growth. The Company has a well-established local presence and relationships with governments and regulators around the world, and creates value by adhering to the highest standards of service, integrity, and responsibility.

The Company operates and provides an integrated portfolio of innovative gaming technology products and services, including: lottery management services, online and instant lottery systems, electronic gaming machines, gaming systems, digital lottery, digital gaming, sports betting, instant ticket printing, and commercial services. The Company is headquartered in London, United Kingdom, with the following principal locations: (i) the corporate functions headquarters in Providence, Rhode Island; (ii) the Lottery headquarters in Rome, Italy; (iii) the Gaming headquarters in Las Vegas, Nevada; (iv) the PlayDigital headquarters in San Francisco, California; and (v) the principal location of manufacturing, logistics, and supply chain leadership in Reno, Nevada. The Company had 10,786 employees at December 31, 2022.

Effective September 1, 2021, the Company adopted a new business segment structure focused on three business segments: Global Lottery, Global Gaming, and Digital & Betting. The Company will be referring to Digital & Betting as "PlayDigital" in these and future disclosures. The Company's operations for the periods presented herein are reported under this business segment structure.

On July 1, 2022, the Company completed the acquisition of iSoftBet by purchasing 100% of the equity interests in certain entities of the iSoftBet group for cash consideration of €162 million and contingent consideration of up to €4 million. The acquisition of iSoftBet provides market-tested proprietary digital content, advanced game aggregation capabilities, scalable promotional tools, analytics, and creative talent to the PlayDigital segment.

On September 14, 2022, the Company completed the sale of 100% of the share capital of Lis Holding S.p.A., a wholly owned subsidiary of IGT Lottery S.p.A. that conducted the Company's Italian commercial services business, to PostePay S.p.A. - Patrimonio Destinato IMEL for a purchase price of €700 million.


PROMISE
OUR EXTERNAL POSITIONING
Delivering unrivaled gaming experiences that engage players and drive growth.
VALUES
HOW WE WILL BEHAVE
We are collaborative, passionate, authentic, responsible, and pioneering.
PURPOSE
WHY WE EXIST
Delivering entertaining and responsible gaming experiences for players everywhere.
VISION
THE OPPORTUNITY WE STRIVE TO REALIZE
Drive growth in the global gaming industry through greater player engagement and responsible management.
MISSION
WHAT WE WILL DELIVER TO FULFILL OUR PURPOSE
Provide best-in-class content, services and solutions to the global, regulated gaming industry.
STRATEGY
HOW WE'LL WIN
Grow IGT's top line and margins across all business verticals leveraging industry-leading innovative content and solutions, and optimized operations.

Annual Report and Accounts 2022

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Strategic Report

Business model

The Company's organizational structure is focused on three business segments - Global Lottery, Global Gaming, and PlayDigital - which are supported by a streamlined corporate function. The business segments have the key operating capabilities and autonomy necessary to manage the business, including product management, sales, technology, and research and development.

The global market for regulated gaming is characterized by two main dynamics: strong player demand and governments that look to regulated gaming as a way to fund state budgets, including providing support for good causes. In this context, IGT is uniquely positioned to provide responsible solutions by leveraging its global leadership position, long history of innovation, and the breadth and depth of its product offerings.

The Company's resilient business model is characterized by robust recurring revenues and a diversified geographic and product mix. Innovation is the key growth driver across all the Company's activities in many different areas including content, technology, distribution, and marketing. Our goal is to create value for all our stakeholders and we are focused on supporting our industry, our community, and our world.


Business Model
Global Lottery
Operator Contracts
Facilities Management Contracts
Systems & Software
Instant Ticket Services
iLottery Platforms & Solutions
Global Gaming
Gaming Machines, AWPs, VLTs
Casino Management & VLT Systems
Conversion Kits & Parts
Software Licenses & IP
PlayDigital
iGaming Platforms & Solutions
Sports Betting Platforms & Solutions
Services / Product Sales
STAKEHOLDER VALUE CREATION

Global Lottery

IGT has a broad, global footprint in lottery where it provides technology, including the central system and retail terminal network, required for B2B operations and full coverage of the value chain for B2C operations.

Global Gaming

The Global Gaming business segment maintains significant, long-standing relationships with commercial casino and government sponsored Video Lottery Terminal customers around the world. IGT's Global Gaming B2B leadership is bolstered by its large portfolios of games and intellectual property, in addition to best-in-class central systems.

PlayDigital

The PlayDigital business segment has full responsibility for worldwide B2B iGaming and sports betting activities. This business segment provides iGaming products and services to online casino operators, as well as sports betting technology and management services to licensed sports betting operators, primarily in the U.S.

Further details with respect to the Company's products and services for each of the Lottery, Gaming, and PlayDigital business segments are set out under the section headed Products and Services on page 12.

Annual Report and Accounts 2022

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Strategy IGT’s mission is to provide best-in-class content, services, and solutions to the global, regulated gaming industry. The Company enables players to experience their favorite games across all channels and regulated segments, from Lotteries and Gaming Machines to Digital Gaming and Sports Betting. The Company’s businesses are complementary and cover the whole regulated gaming space. The Company enjoys global coverage and is targeting opportunities in both existing and new regions, jurisdictions, and lottery/gaming market segments. The Company is positioned to serve governments and licensed private sector operators as a B2B (Business-to-Business) and B2G (Business-to-Government) provider of technology, content, services, and solutions. The scope of our offering can, in the government sanctioned lottery industry, expand to comprise a fully outsourced lottery operation when appropriate (e.g. Italian lottery licenses). The Company’s strategy is articulated around four strategic priorities, both Company-wide and business segment-specific: 1. Company-wide: Continue to build upon solid foundations of growth and innovation 2. Lottery: Deliver top-line growth in Lottery, building upon a higher baseline in immediate post-pandemic years 3. Gaming: Drive sustainable growth and healthy cash flows in land-based Gaming as the sector normalizes following the COVID-19 pandemic 4. PlayDigital: Maintain leadership in high-growth digital and betting space Continue to build upon solid foundations of growth and innovation via continued focus on player-centric development, strong engagement with government stakeholders, accelerated development of digital and gaming capability, and ongoing focus on optimization in the business IGT’s diversified portfolio provides resilience against variable and uncertain conditions and is built upon the strong foundations for profitable growth established in recent years. IGT’s land-based lottery, gaming, and digital segments cover the market value chain from end- to-end, leveraging longstanding relationships and its history of success to create new lottery and gaming experiences. In 2022, IGT continued to take significant steps in realigning its product portfolio and increasing its focus and resources on IGT’s core and strategic assets. In July 2022, IGT completed the acquisition of iSoftBet, a leading iGaming content provider and third-party game aggregator, for cash consideration of €162 million and contingent consideration of up to €4 million. The acquisition more than doubled the IGT PlayDigital content library to approximately 225 proprietary games, in addition to providing a world-class, proprietary game aggregation platform to distribute third-party games, and leading data-driven promotional and user-engagement tools. In September 2022, IGT completed the sale of its Italian proximity payment business to PostePay S.p.A. - Patrimonio Destinato IMEL for a purchase price of €700 million. This transaction provided IGT with an opportunity to monetize its market leadership in the non- core Italian proximity payment business at an attractive value. The Company continues to execute a multi-year global efficiency effort through a combination of operational excellence, reduction of interest expense, and effective tax rate. As part of the ongoing operational excellence initiatives, the Company is focused on streamlining its supply chain, including rethinking manufacturing footprint, outsourcing low-value added activities and processes. The Company is also pursuing product simplification and optimization initiatives. These activities are expected to enable IGT to pursue strong growth and expanded cash generation in coming years. IGT’s addressable market is large and growing. Historically, the favorable trends in IGT’s industry were driven by player’s demand and by governments’ desire to expand regulation to fund good causes and support fiscal policies. More recently, the pace of evolution of the global gaming and lottery markets has accelerated as the industry undergoes a profound digital transformation, resulting in opportunities for further accelerated growth. As these trends in player demand and government desire to fund good causes accelerate growth in North America, Europe and Latin America, the Company will leverage key strengths to achieve its strategy which is based on three main pillars: • Grow: Continue to expand revenue and market share across all business segments as the gaming market begins to adjust to its new normal. • Innovate: Leverage wealth of creative gaming and digital talent, leading R&D investment, and Strategic Report Annual Report and Accounts 2022 Page | 10

extensive content library to deliver digital and land- based experiences across all the Company’s business segments. The Company seeks to provide customized products and services to meet local market regulations and support player preferences. • Optimize: Streamline operations via lean manufacturing, optimized field support and shared support functions to deliver sustainable, efficient growth. The Company also plans to strengthen its role as one of the industry’s leading innovators by introducing new platforms and point of access devices. Moreover, IGT is also evaluating the potential of emerging technologies such as digital assets, blockchain, Metaverse, and cashless. As part of this effort, the Company signed a partnership with the leading accelerator Plug and Play with the long-term goal of identifying catalysts for growth. Deliver top-line growth in Lottery, building upon a higher baseline in immediate post-pandemic years The global lottery industry recovered well from pandemic restrictions in most geographies. Evidence suggests that player behaviors in covered markets shifted permanently during the pandemic, with increased interest in lottery games - especially those delivered digitally. This change in player behaviors led to a step-change expansion in player base and player spend which is expected to become a sustained, long-term phenomenon. The Company seeks to maintain its leading position in lotteries as it continues to operate in sophisticated lottery environments, while also driving growth in the sector overall. The Company aims to provide and operate highly secure online lottery transaction processing systems to regulated markets and deliver technologically advanced instant gaming tickets and relative services. The Company is focused on continuing to drive same- store sales growth and on achieving growth in instant tickets and draw-based games in the U.S. To achieve this, the Company is enhancing its retail offering and products while enabling customers to unlock new player potential. Data analytics and cashless innovations will help the Company provide greater value to its customers and its customers to provide greater value to its players. The Company will also seek to expand its instant ticket printing customer base and has invested in additional production capacity to do so. Furthermore, the Company is focused on expanding its share in the fast-growing iLottery business. In its iLottery business, the Company currently offers a turnkey solution to lottery operators which includes traditional draw-based games, eInstant games, website and mobile app solutions, a complete player management platform, and managed services. IGT’s iLottery offering also provides a full spectrum of digital products and services to those operators that do not offer a full digital lottery wagering program but are looking for digital solutions such as loyalty and convenience apps. The Company is also focused on securing several new contracts, rebids, and multiple contract extensions to strengthen its recurring revenue stream and leverage the wins on future competitive positioning for upcoming contract opportunities. Drive sustainable growth and healthy cash flows in land-based Gaming as the sector normalizes following the COVID-19 pandemic The majority of covered jurisdictions returned to normal operations in 2022 and the global B2B market is expected to fully recover by 2023 or 2024. The Company is focused on growing its product sales as well as installed base of leased gaming machines by taking advantage of growth opportunities in specific high- potential product segments, such as Multi-Level Progressive games. The Company aims to achieve this by focusing R&D investment on a wide-scale hardware refresh, improved discipline in game development, and extensive player insight and customer engagement. The Company strives to increase its casino management systems’ market share with innovative technology solutions and will seek to leverage this capability both in its current gaming markets and in underpenetrated segments and geographies. IGT’s cashless system solution provides a single step, single sign-in wallet that improves both player experience and customer flexibility. The solution is fully integrated with IGTPayTM and the Company continues to deploy the solution to existing customers. The Company will also continue expanding its suite of compelling system modules, offering features and functionalities that will revolutionize the gaming experience, such as bonusing and Mobile Responder. The Company seeks to increase market positioning in high-growth specialty product segments such as Electronic Table Games (ETGs), Class II and Historical Horse Racing (HHRs) as well as growing its gaming operations and product sales in international markets through an expansion of localized content. The sale of the Italian B2C gaming machine, sports betting and digital gaming businesses which was completed in May 2021 also reinforced the Company’s focus in the B2B market segment. This transaction reframed and simplified the Company’s priorities, improved its future profit margin and debt profile, while de-risking Italy’s portfolio by exiting the highest regulatory risk market segment. Maintain leadership in high-growth digital and betting spaces The PlayDigital business segment was created in 2021 to provide a new platform for growth in IGT’s iGaming and sports betting businesses. This business segment enables the Company to centralize its high-growth, Strategic Report Annual Report and Accounts 2022 Page | 11

innovation-driven games, content and talent, and to direct those resources at the speed demanded to lead in these markets. The PlayDigital business segment is committed to delivering strong growth over the short and long term, and is well positioned as a leading content and solutions provider. The Company’s best-in-class real-money iGaming content and comprehensive omnichannel B2B sports platform provide sustainable competitive advantage in these spaces. IGT’s ability to deploy rapidly to the market and teams of developer talent enable the Company to deliver solutions that drive results for its customers. The iGaming business is building a compelling content portfolio, with 300+ active games and we expect to introduce 60+ new titles in 2023. The product portfolio extends beyond IGT’s land-based strengths and includes slots, progressives, table games and video poker. iGaming solutions are optimized for mobile and web-based environments, enabling players to engage via the digital channel of their choice. The Company completed the acquisition of iSoftBet in July 2022, and will leverage iSoftBet’s portfolio, content creation capabilities, and aggregation platform to support growth potential. Products and Services The Company has three broad categories of products and services: (1) Lottery; (2) Gaming; and (3) PlayDigital. Lottery Through its Global Lottery segment, the Company supplies a unique set of lottery solutions to approximately 93 customers worldwide, including to 37 of the 48 U.S. lotteries (including the District of Columbia, Puerto Rico, and U.S. Virgin Islands). Lottery customers frequently designate their revenues for particular purposes, such as education, economic development, conservation, transportation, programs for senior citizens and veterans, health care, sports facilities, capital construction projects, cultural activities, tax relief, and others. Many governments have become increasingly dependent on their lotteries as revenues from lottery ticket sales are often a significant source of funding for these programs. Lottery products and services are provided through operating contracts, facilities management contracts (each, an “FMC” and together, “FMCs”), lottery management agreements (each, an “LMA” and together, “LMAs”) and product sales contracts. In the majority of jurisdictions, lottery authorities award contracts through a competitive bidding process. Typical service contracts are five (5) to ten (10) years in duration, often with multi- year extension options. After the expiration of the initial or extended contract term, a lottery authority generally may either seek to negotiate further extensions or commence a new competitive bidding process. Certain customers may require the Company to pay an upfront fee for the right to exclusively manage their lottery. The Company designs, sells, leases, and operates a complete suite of point-of-sale machines that are electronically linked with a centralized transaction processing system that reconciles lottery funds between the retailer and the lottery authority. The Company provides and operates highly secure, online lottery transaction processing systems that are capable of processing approximately 1 million transactions per minute. The Company provides more than 379,000 point-of-sale devices to lottery customers and lotteries that it supports worldwide. The Company also produces high-quality instant ticket games and provides printing services such as instant ticket marketing plans and graphic design, programming, packaging, shipping, and delivery services. The Company has developed and continues to develop new lottery games, licenses new game brands from third parties, and installs a range of new lottery distribution devices, all of which are designed to drive responsible same-store sales growth for its customers. In connection with its delivery of lottery services, the Company actively advises its customers on growth strategies. Depending on the type of contract and the jurisdiction, the Company also provides marketing services, including retail optimization and lottery brand awareness campaigns. The Company works closely with its lottery customers and retailers to help retailers sell lottery games more effectively. These programs include product merchandising and display recommendations, a selection of appropriate lottery product mix for each location, and account reviews to plan lottery sales growth strategies. The Company leverages years of experience accumulated from being the exclusive licensee for the Italian Scratch & Win instant lottery game and the Italian Lotto, one of the world’s largest lotteries. This lottery B2C expertise in Italy, which includes management of all the activities along the lottery value chain, allows the Company to better serve B2B customers. The Company also provides a complete suite of iLottery solutions and services. This, coupled with its professional expertise, allows lotteries to fully engage their players on any digital channel in regulated markets. Existing lottery game portfolios are extended to the digital channel to provide a spectrum of engaging content such as e-Instant tickets. The Company operates in the highly regulated global lottery market, with a customer base of public and private entities that are secured on a contractual basis. The Company faces competition from vendors in the lottery technology and instant ticket printing segments, who possess a wide range of industry experience and Strategic Report Annual Report and Accounts 2022 Page | 12

financial capabilities. The Company also faces competition from smaller, less-established iLottery content providers. With high barriers to entry, particularly in the retail lottery and instant ticket segments, the Company’s competitor base remains largely static year- to-year. The primary types of lottery agreements are outlined below: Operating and Facilities Management Contracts The majority of the Company’s revenue in the Lottery business comes from operating contracts and FMCs. Since 1998, and for a term expiring in 2025, the Company has been the exclusive licensee for the Italian Lotto game (management of operations commenced in 1994). Beginning in November of 2016, the Company’s exclusive license for the Italian Lotto includes purely financial partners as part of a joint venture. Lottoitalia s.r.l. (“Lottoitalia”), a joint venture company among IGT Lottery S.p.A., Italian Gaming Holding a.s., Arianna 2001 (an entity associated with the Federation of Italian Tobacconists), and Novomatic Italia, is the exclusive manager of the Italian Lotto game. Lottoitalia is 61.5% owned by IGT Lottery S.p.A. The Company, through Lottoitalia, manages the activities along the lottery value chain, such as creating games, determining payouts, collecting wagers through its network, paying out prizes, managing all accounting and other back-office functions, running advertising and promotions, operating data transmission networks and processing centers, training staff, providing retailers with assistance, and supplying materials including play slips, tickets and receipts, and marketing and point-of-sale materials for the game. Since 2004, and for a term expiring in 2028, the Company also has been the exclusive licensee for the instant ticket lottery (“Gratta e Vinci” or “Scratch & Win”) through Lotterie Nazionali S.r.l., a joint venture 64.0% owned by the Parent’s subsidiary IGT Lottery S.p.A., with the remainder directly and indirectly owned by Scientific Games Corporation and Arianna 2001. As of December 31, 2022, the revenue weighted-average remaining term of the Company’s existing lottery contracts in Italy was 4.4 years. The Company’s FMCs typically require the Company to design, install, and operate the lottery system and retail terminal network for an initial term, which is typically five (5) to ten (10) years. The Company’s FMCs are granted on an exclusive basis, and usually contain extension options under the same or similar terms and conditions, generally ranging from one (1) to five (5) years. Under a typical FMC, the Company maintains ownership of the technology and equipment, and is responsible for capital investments throughout the duration of the contract, although the investments are generally concentrated during the early years. The Company provides a wide range of services to lottery customers related to the technology, equipment, and facilities such as hosting, maintenance, marketing, and other support services. The Company generally provides its lottery customers retailer terminal and communication network equipment through operating leases. In return, the Company typically receives fees based upon a percentage of the sales of all lottery tickets, including draw-based and/or instant ticket games, though under certain of its agreements, the Company may receive fixed fees for certain goods or services. In limited instances, the Company provides instant tickets and online lottery systems and services under the same FMC. As of February 23, 2023, the Company had FMCs with or for the benefit of 22 U.S. jurisdictions. As of December 31, 2022, the Company’s largest FMCs by annual revenue were Texas, California, Florida, New York, and Georgia, and the revenue weighted-average remaining term of the Company’s existing U.S. FMCs was 5.3 years (6.8 years including available extensions). Also, as of February 23, 2023, the Company operated under operating contracts or FMCs in 20 international jurisdictions, excluding U.S. and Italy. Operating contracts and FMCs often require the Company to pay substantial monetary liquidated damages in the event of non-performance by the Company. The Company’s revenues from operating contracts and FMCs are generally service fees paid to the Company directly by the lottery authority based on a percentage of such lottery’s wagers or ticket sales. The Company categorizes revenue from operating contracts and FMCs as service revenue from “Operating and facilities management contracts” as described in Note 4, Revenue Recognition, to the Consolidated Financial Statements. Another form of operating contract is an LMA. Under an LMA, the Company manages, within parameters determined by the lottery customer, the core lottery functions, including the lottery systems and the majority of the day-to-day activities along the lottery value chain. This includes collecting wagers, managing accounting and other back-office functions, running advertising and promotions, operating data transmission networks and processing centers, training staff, providing retailers with assistance, and supplying materials for the games. LMAs also include a separate FMC, pursuant to which the Company leases certain hardware and equipment, and provides access to software and support services. The Company provides lottery management services in New Jersey as part of a joint venture and in Indiana through a wholly-owned subsidiary of the Parent. The Company’s revenues from LMAs include incentives based on achievement of contractual metrics and, with respect to the supply agreements are based generally on a percentage of wagers. The Company is also subject to penalties for failure to achieve contractual metrics under its LMAs. The Company categorizes revenue from LMAs as service revenue from “Operating and facilities management contracts” as described in Note 4, Revenue Recognition, to the Consolidated Financial Statements. Strategic Report Annual Report and Accounts 2022 Page | 13

Instant Ticket Services As an end-to-end provider of instant tickets and related services, the Company produces high-quality instant ticket games and provides ancillary services such as instant ticket marketing plans and graphic design, programming, packaging, shipping, and delivery services. Instant tickets are sold at numerous types of retail outlets but most successfully in grocery and convenience stores. Instant ticket contracts are priced based on a percentage of ticket sales revenues or on a price per unit basis and generally range from two (2) to five (5) years with extension opportunities. Government- sponsored lotteries grant printing contracts on both an exclusive and non-exclusive basis where there is typically one primary vendor and one or more secondary vendors. A primary contract permits the vendor to supply the majority of the lottery’s ticket printing needs and includes the complete production process from concept development through production and shipment. It also typically includes marketing and research support. A primary printing contract can include any or all of the following services: warehousing, distribution, telemarketing, and sales/field support. A secondary printing contract includes providing backup printing services and alternate product sources. It may or may not include a guarantee of a minimum or maximum number of games. As of February 23, 2023, the Company provided instant ticket printing products and services to 32 customers in North America and 10 customers in international jurisdictions. The Company categorizes revenue from instant ticket printing contracts, that are not part of an operator or LMA contract, as product sales from “Lottery products” as described in Note 4, Revenue Recognition, to the Consolidated Financial Statements. The instant ticket production business is also highly competitive and subject to strong, price-based competition. Product Sales and Services Contracts Under product sales and services contracts, the Company assembles, sells, delivers, and installs turnkey lottery systems or lottery equipment, provides related services, and licenses related software. The lottery authority maintains, in most instances, responsibility for lottery operations. The Company sells additional machines and central computers to expand existing systems and/or replace existing equipment and provides ancillary maintenance and support services related to the systems, equipment sold, and software licensed. The Company categorizes revenue from product sales and services contracts on a case-by-case basis as either service revenue or product sales from “Systems, software, and other” or “Lottery products” respectively, as described in Note 4, Revenue Recognition, to the Consolidated Financial Statements. Commercial Services The Company develops innovative technology and offers commercial and payment services over a standalone network. Leveraging its distribution network and secure transaction processing experience, the Company offers high-volume processing of commercial and payment transactions including: prepaid cellular telephone recharges, bill payments, e-vouchers, electronic tax payments, stamp duty services, and prepaid card recharges. These services are primarily offered outside of North America. As described in Note 3, Business Acquisitions and Divestitures, to the Consolidated Financial Statements, the Italian commercial services business was sold on September 14, 2022. The Company categorizes revenue from commercial services as service revenue from “Systems, software, and other” as described in Note 4, Revenue Recognition, to the Consolidated Financial Statements. Gaming The Company designs, develops, assembles or orders the assembly of, and provides cabinets, games, systems, and software for customers in regulated gaming markets throughout the world under fixed fee, participation and product sales contracts. As of February 23, 2023, the Company holds more than 440 global gaming licenses and does business with commercial casino operators, tribal casino operators, and governmental organizations (primarily consisting of lottery operators). The Company provides social casino content as part of a multi-year strategic partnership with DoubleU Games. Gaming products and services are provided through the Global Gaming business segment. The Company operates in the highly competitive global gaming industry. Primary and secondary competitors possess a wide range of financial resources, technical capabilities, and geographic focus. Gaming Machines and Game Content The Company offers a diverse range of gaming machine cabinets from which land-based casino customers can choose to maximize functionality, flexibility, and player comfort. In addition to cabinets, the Company develops a wide range of casino games taking into account local jurisdictional requirements, market dynamics, and player preferences. The Company combines elements of mathematics, play mechanics, sound, art, and technological advancements with a library of entertainment licenses and a proprietary intellectual property portfolio to provide gaming products designed to provide a high degree of player appeal and entertainment. The Company offers a wide array of casino-style slot machines in a variety of multi-line, multi-coin, and multi-currency configurations. The Company’s slot games typically fall into two (2) categories: (1) premium games and (2) core games. Strategic Report Annual Report and Accounts 2022 Page | 14

Premium games include: • Wide Area Progressives - games that are linked across several casinos and/or jurisdictions and share a large common jackpot, including the Wheel of Fortune® franchise; and • Multi-Level Progressives - games that are linked to a number of other games within the casino itself and offer players the opportunity to win different levels of jackpots, such as Prosperity Link. Core games, which include video reel, mechanical reel, and video poker, are typically sold and in some situations leased to customers. Some of the Company's most popular core games in 2022 included Wolf Run Eclipse™, Egyptian Link™, Samurai 888™, Double Chili Mania, Pinball™ Double Gold, Keno Star, Powerhouse Plus™ and Big City 4s™ Poker. The Company produces other types of games including: • “Centrally Determined” games which are games connected to a central server that determines the game outcome; • Class II games which are electronic video bingo machines that can be typically found in North American tribal casinos and certain other jurisdictions like South Africa; and • Random-number-generated and live dealer electronic table games, including baccarat and roulette. Gaming service revenue is primarily generated through providing premium game content and cabinets on short duration leases to customers. The pricing of these arrangements is largely variable where the casino customer pays fees to the Company based on a percentage of amounts wagered, net win, or a daily fixed fee for use of the game content, cabinets, and related support services. Gaming product sales revenues are generated from the sales of land-based gaming machines (equipment and game content), systems, component parts (including game conversion sales), other equipment and services. The Company also licenses intellectual property rights to third parties through royalty bearing patent licensing agreements. The Company categorizes revenue from gaming machines as product sales from “Gaming terminals” and revenue from game content and intellectual property revenue as product sales from “Other” as described in Note 4, Revenue Recognition, to the Consolidated Financial Statements. Video Lottery Terminals The Company provides video lottery terminals (each, a “VLT” and together, “VLTs”), VLT central systems, and VLT games worldwide. VLTs are gaming machines which are regulated by lotteries, and are usually connected to a central system. The Company provides systems and machines to other gaming licensees, either as a product sale or with long- term, fee-based contracts where the service revenue earned is generally based on a percentage of wagers, net of applicable gaming taxes. The Company categorizes revenue from VLTs as either service revenue from “Gaming terminal services” or product sales from “Gaming terminals”, depending on the nature of the transaction, as described in Note 4, Revenue Recognition, to the Consolidated Financial Statements. Gaming Management Systems The Company offers a comprehensive range of system modules and applications for all areas of casino management. Gaming systems products include infrastructure and applications for casino management, customer relationship management, patron management, and server-based gaming. The Company’s main casino management system offering is the Advantage® System, which offers solutions and modules for a wide-range of activities from accounting and payment processing to patron management and regulatory compliance. The Company’s systems feature customized player messaging, tournament management, and integrated marketing and business intelligence modules that provide analytical, predictive, and management tools for maximizing casino operational effectiveness. The server-based solutions enable electronic game delivery and configuration for slot machines, as well as providing casino operators with opportunities to increase profits by enhancing the players’ experience, connecting with players interactively, and creating operational efficiencies. Service Window enables operators to market to customers more effectively by leveraging an additional piece of hardware onto existing machines for delivering in-screen messaging. The Company’s systems portfolio also encompasses mobile solutions such as the Resort Wallet™, which is a cardless, cashless loyalty solution for casino players. Resort Wallet™ includes IGTPay™, a fully cashless land-based offering for casino operators which provides a direct link to external funding. Mobile solutions that drive efficiencies and enable floor monitoring for operators while decreasing response time to player needs include Mobile Host, Mobile Responder, and Mobile Notifier. The Company categorizes revenue from gaming management systems as product sales from “Other” as described in Note 4, Revenue Recognition, to the Consolidated Financial Statements. PlayDigital PlayCasino Digital gaming enables game play via the internet for real money on mobile devices or the web. The Company, through its PlayCasino brand, designs, assembles, and distributes a full suite of configurable products, systems, content, and services, and holds more than 45 licenses, 27 of which are specific to digital gaming only, that authorize the provision of digital gaming products and services worldwide, including digital products such as slot games, blackjack, roulette, Strategic Report Annual Report and Accounts 2022 Page | 15

poker, bingo, and other casino card games with features such as single and multiplayer options with branded titles and select third-party content. The Company’s iGaming systems and digital platforms offer customers a remote game server solution, which is a fast gateway to extensive casino content, and digital gaming services that enhance player experiences and create marketing opportunities around either the Company’s games or third-party games via our aggregation capabilities obtained through the acquisition of iSoftBet. PlayCasino has a vast content offering, either through our dedicated studios or our content library to meet the needs of the market served. The content is either digital only or omni-channel in combination with our land-based gaming operations. The Company maintains a diverse iGaming B2B customer base from both the public and private sectors, and faces competition from broad-based traditional B2B providers, as well as from in-house game development by some operators and an increasing number of content providers entering the market. The Company also faces competition in the digital space from other gaming suppliers. The Company categorizes revenue from digital gaming products as product sales from “Other” and revenue from digital gaming services as service revenue from “PlayDigital services” as described in Note 4, Revenue Recognition, to the Consolidated Financial Statements. PlaySports The Company provides sports betting technology and management services, branded as PlaySports, to licensed sports betting operators in over 26 states in the U.S. and a province in Canada, holding 54 licenses that authorize the provision of sports betting products and services, 25 of which are specific to sports betting only. The Company does not operate direct to consumer sports betting in the U.S. The Company offers a combination of technology and services to U.S. licensed sportsbook operators in each state where sports betting is legal. The offering may be different in each market in order to comply with local regulations and market conditions. The Company currently packages services in two (2) ways: • “Sports betting platform” solutions offer modular services hosted and maintained in each U.S. state or tribal jurisdiction where sports betting is legal. These solutions provide certified and managed sports betting software made available for customers to operate retail and account-based interactive sports as well as retail components such as self- service betting kiosks and employee operated betting terminals, and integrate with pari- mutuel race wagering in a particular jurisdiction; and • “Turnkey” managed service solutions combine the Company’s end-to-end sports betting management technology with a portfolio of value-added services, principally trading and trading support services, but that also may include offer management, payments, fraud management, advisory functions, and interactive components such as mobile web and desktop applications, all of which support the operations of land-based, digital, and omni-channel sports betting operators. Sports betting operators who are customers of the Company in the U.S. include: FanDuel (Flutter plc), Rhode Island Lottery, Boyd Gaming Corporation, Delaware North, and SuperBook (SBOpco, LLC). The B2B sports betting supplier business is highly competitive, however IGT has been able to continue to win new contracts in both existing and new jurisdictions due to the reliability of our product offerings and our customer relationships. The Company categorizes revenue from sports betting as service revenue from “PlayDigital services” as described in Note 4, Revenue Recognition, to the Consolidated Financial Statements. Research & Development (R&D) The Company devotes substantial resources to R&D. The Company’s R&D efforts cover multiple creative and engineering disciplines for its lottery, gaming and digital businesses, including creative game content, hardware, and software; and land-based, online social, and digital real-money applications. These products are created primarily by employee designers, engineers, and artists, as well as third-party content creators. Third-party technologies are used to improve the yield from development investment and concentrate increased resources on product differentiation engineering. Market trends In general, the Company’s business is not materially affected by seasonal variation. In the lottery business, consumption may decrease over the summer months due to the tendency of consumers to be on vacation during that time, while consumption may increase in December around the holidays. Seasonal gaming trends generally show higher play levels in the spring and summer months and lower levels in the fall and winter months. Gaming product sales may be uneven throughout the year, and can be affected by factors including the timing of large transactions and new casino openings. In the sports betting business, the volume of bets that are collected over the year can be affected by the schedules of sporting events and the particular season of such sports. The volume of bets collected may also be affected by schedules of significant sporting events that occur at regular, but infrequent, intervals, such as the Super Bowl® and the NCAA March Madness® college basketball tournament. In any event, the Company’s worldwide operations can be affected by industrial, economic, and political factors on both a regional and global level. The following are the Strategic Report Annual Report and Accounts 2022 Page | 16

principal factors which have affected the Company’s results of operations and financial condition and/or which may affect results of operations and financial condition for future periods. Product Sales Product sales fluctuate from year to year due to the mix, volume, and timing of the transactions. Product sales amounted to $866 million and $606 million, or approximately 21% and 15% of total revenues, for the years ended December 31, 2022 and 2021, respectively. Jackpots The Company believes that the performance of lottery products is influenced by the size of available jackpots in jurisdictions that offer such jackpots. In general, when jackpots increase, sales of lottery tickets also increase, further increasing the jackpot. Effects of Foreign Exchange Rates The Company is affected by fluctuations in foreign exchange rates (i) through translation of foreign currency financial statements into U.S. dollars for consolidation, which is referred to as the translation impact, and (ii) through transactions by subsidiaries in currencies other than their own functional currencies, which is referred to as the transaction impact. Translation impacts arise in the preparation of the consolidated financial statements; in particular, the consolidated financial statements are prepared in U.S. dollars while the financial statements of each of the Company’s subsidiaries are generally prepared in the functional currency of that subsidiary. In preparing consolidated financial statements, assets and liabilities measured in the functional currency of the subsidiaries are translated into U.S. dollars using the exchange rate prevailing at the balance sheet date, while income and expenses are translated using the average exchange rates for the period covered. Accordingly, fluctuations in the exchange rate of the functional currencies of the Company’s subsidiaries against the U.S. dollar impacts the Company’s results of operations. The Company is particularly exposed to movements in the euro/U.S. dollar exchange rate. Although the fluctuations in exchange rates have had a significant impact on the Company’s revenues, net income, and net debt, the impact on operating income and cash flows is less significant as revenues are typically matched to costs denominated in the same currency. Given the impact of foreign exchange rates on our consolidated results, certain key performance indicators (such as same-store sales) and financial fluctuations are reported on a constant-currency basis in order to facilitate period-to-period comparisons of our results without regard to the impact of fluctuating foreign currency exchange rates. We calculate constant- currency amounts by applying the prior-year/period exchange rates (i.e., the exchange rates used in preparing the financial statements for the prior year) to current financial data expressed in local currency. Strategic Report Annual Report and Accounts 2022 Page | 17

Strategic Report

FINANCIAL PERFORMANCE

Results of Operations

Comparison of the years ended December 31, 2022 and 2021

	For the year ended				Change	
	December 31, 2022		December 31, 2021			
($ in millions)	$	% of Revenue	$	% of Revenue	$	%
Service revenue by segment						
Global Lottery	2,434	58	2,684	66	(250)	(9)
Global Gaming	714	17	628	15	86	14
PlayDigital	209	5	163	4	45	28
Total service revenue	3,357	79	3,475	85	(118)	(3)
Product sales by segment						
Global Lottery	157	4	123	3	34	28
Global Gaming	709	17	482	12	227	47
PlayDigital	1	—	1	—	(1)	(53)
Total product sales	866	21	606	15	260	43
Total revenue	4,223	100	4,081	100	142	3
Operating expenses						
Cost of services	1,667	39	1,749	43	(82)	(5)
Cost of product sales	554	13	377	9	177	47
Selling, general and administrative	801	19	792	19	9	1
Research and development	254	6	238	6	16	7
Restructuring	5	—	6	—	(1)	(12)
Other operating expense	8	—	1	—	6	> 200.0
Other operating income	(4)	—	—	—	(4)	—
Total operating expenses	3,285	78	3,163	78	121	4
Operating income	938	22	918	22	21	2
Interest expense, net	304	7	344	8	(40)	(12)
Foreign exchange loss (gain), net	37	1	(66)	(2)	103	156
DDI / Benson Matter provision	270	6	—	—	270	—
Gain on sale of business	(268)	(6)	—	—	(268)	—
Other non-operating expense	78	2	192	5	(114)	(60)
Other non-operating income	(7)	—	(3)	—	(4)	(154)
Total non-operating expenses	413	10	466	11	(53)	(11)
Income from continuing operations before provision for income taxes	525	12	452	11	74	16
Provision for income taxes	175	4	276	7	(101)	(37)
Income from continuing operations	351	8	176	4	175	99
Income from discontinued operations, net of tax	—	—	24	1	(24)	(100)
Gain on sale of discontinued operations, net of tax	—	—	390	10	(390)	(100)
Income from discontinued operations	—	—	415	10	(415)	(100)
Net income	351	8	590	14	(240)	(41)
Less: Net income attributable to non-controlling interests from continuing operations	72	2	102	3	(30)	(29)
Less: Net loss attributable to non-controlling interests from discontinued operations	—	—	(2)	—	2	100
Net income attributable to IGT PLC	278	7	490	12	(212)	(43)

Annual Report and Accounts 2022

Page | 18

Revenue Total revenue for the year ended December 31, 2022 increased $142 million, or 3%, to $4.2 billion from $4.1 billion for the prior corresponding period. Total service revenue decreased $118 million, or 3%, to $3.4 billion from $3.5 billion, primarily due to our Global Lottery segment experiencing an unfavorable foreign currency impact of $145 million primarily associated with our instant and draw-based game sales in Italy, an 8.5% decline in same-store sales1 for instant and draw-based game sales in Italy, and a $71 million decrease, $45 million at constant-currency, in our Italy commercial services offering as a result of the disposal of Lis Holding S.p.A. Same-store instant and draw-based game sales declined principally as a result of higher activity in the prior corresponding period primarily due to a shift in consumer discretionary spending to lottery in lieu of other forms of entertainment options available during the pandemic. The North America and International regions service revenues, excluding Italy, were relatively flat. Global Gaming service revenue increased $86 million primarily due to an increase in total yields from total installed base units, principally as a result of increased player demand and more active units becoming available to players as social distancing restrictions were mostly lifted. The $45 million increase in PlayDigital service revenue is primarily attributable to our expansion into new jurisdictions and greater demand for our content and platforms in existing markets from our iGaming and sports betting solutions as well as the acquisition of iSoftBet. Total product sales increased $260 million, or 43%, to $866 million from $606 million, primarily within our Global Gaming segment, principally due to casino operators returning to more moderate levels of investments as a result of the industry’s recovery, resulting in a higher number of units sold. Additionally, Global Lottery product sales increased $34 million primarily as a result of terminal and system deliveries related to the renewal of the Poland Lottery contract while instant ticket product sales remained steady representing 42% of Global Lottery product sales revenue. See “Segment Operating Results” section below for further discussion related to the principal drivers of these changes. Operating expenses Cost of services Cost of services for the year ended December 31, 2022 decreased $82 million, or 5%, to $1.67 billion from $1.75 billion for the prior corresponding period. This decrease was primarily due to our Global Lottery segment experiencing a favorable foreign currency impact of $59 million primarily associated with our point of sale (“POS”) fees and consumables used in providing instant and draw-based game sales. Additionally, within our Global Lottery segment there was a $49 million, $33 million at constant currency, decrease in POS fees due to lower Italy sales and the disposal of the Italian commercial services business. Depreciation and amortization costs were $37 million, $31 million at constant currency, lower in our Global Lottery and Global Gaming segments by $27 million and $10 million, respectively, partially offset by an increase in our PlayDigital segment. Cost increases in licensing and royalties fees within our Global Gaming segment due to higher revenues and increases in payroll and occupancy expenses across all segments with the return to offices partially offset the decreases. As a percentage of service revenue, cost of services decreased by approximately 60 basis points. The overall reduction in gross service margins was $41 million primarily due to a decrease in our Global Lottery segment partially offset by increases in both our Global Gaming and PlayDigital segments. Global Lottery gross services margin as a percentage of service revenue decreased approximately 190 basis points resulting from lower service revenue in Italy partially offset by increases in both our Global Gaming and PlayDigital segments of approximately 780 and 260 basis points, respectively. Cost of product sales Cost of product sales for the year ended December 31, 2022 increased $177 million, or 47%, to $554 million from $377 million for the prior corresponding period, primarily as a result of a $260 million increase in total product sales. Cost of product sales as a percentage of product sales increased by approximately 170 basis points, principally due to supply chain headwinds and product mix. Selling, general and administrative Selling, general and administrative for the year ended December 31, 2022 remained relatively flat at $801 million as compared to $792 million for the prior corresponding period. A favorable foreign currency impact of $29 million primarily associated with payroll, benefits and incentive compensation in Global Lottery and Corporate and Other offset the majority of the cost increases. Payroll, benefits and incentive compensation increased $18 million, $34 million at constant currency, Strategic Report Annual Report and Accounts 2022 Page | 19 1 Same-store sales is a key performance indicator that represents wagers, at constant currency, recorded in lottery jurisdictions where we are the operator or facilities management supplier, using the same lottery jurisdictions and perimeter for comparison between periods principally due to an increase in payroll and benefits of $10 million, an increase in non-cash restricted stock expense of $9 million in Corporate and Other, and an aggregate increase in travel expenses of $10 million. Additionally, there was an increase in outside services of $13 million primarily related to legal expenses incurred by our Global Gaming segment related to two patent litigations where IGT is enforcing and protecting its intellectual property from unlicensed use. The year over year increase is a result of discovery in one case and the actual start of litigation in the other case. These increases were partially offset by a $40 million decrease in bad debt expense within our Global Gaming segment. Research and development Research and development for the year ended December 31, 2022 increased $16 million, or 7%, to $254 million from $238 million primarily due to an increase in outside services of $9 million, in aggregate, as well as a $5 million increase in payroll and benefits primarily within Global Lottery. Non-operating expenses Interest expense, net Interest expense, net for the year ended December 31, 2022 decreased $40 million, or 12%, to $304 million from $344 million for the prior corresponding period. This decrease was primarily due to the Company maintaining a lower average balance in our Senior Secured Notes compared to the prior corresponding period, as well as reductions in average interest rates. Foreign exchange loss (gain), net Foreign exchange loss, net for the year ended December 31, 2022 was $37 million, compared to a foreign exchange gain, net of $66 million for the prior corresponding period. Foreign exchange loss (gain), net is principally related to fluctuations in the euro to U.S. dollar exchange rate on internal and external debt. DDI/Benson Matter provision DDI/Benson Matter provision represents a $270 million loss associated with the settlement of the putative class action against the Company’s wholly-owned subsidiary, International Game Technology, and Double Down Interactive LLC, a Washington limited liability company in the U.S. District Court for the Western District of Washington (the “Benson Matter”). Gain on sale of business During the year ended December 31, 2022, the Company completed the sale of its Italian commercial services business, resulting in a $268 million gain. Other non-operating expense Other non-operating expense for the year ended December 31, 2022 decreased $114 million, or 60%, to $78 million from $192 million from the prior corresponding period. For the year ended December 31, 2022 we incurred $21 million in losses due to the extinguishment of debt. During the prior corresponding period we incurred $92 million in losses related to premiums paid in connection with redemptions of both the 4.750% Senior Secured Euro Notes due February 2023 and 6.250% Senior Secured USD Notes due February 2022 in full pursuant to the exercise of the make-whole call options. Additionally, changes in the financial liability related to the redeemable non-controlling interest in Lottoitalia were $47 million and $91 million for the years ended December 31, 2022 and 2021, respectively. Provision for income taxes Provision for income taxes for the year ended December 31, 2022 decreased $101 million to $175 million from $276 million for the prior corresponding period. This change was primarily related to a $48 million reduction in valuation allowance on business interest expense limitation carryforward, and the tax benefit arising from the DDI / Benson Matter provision. In addition, there were no BEAT liability or patent box benefits for the year ended December 31, 2022, compared to a $13 million BEAT liability and a $27 million patent box tax benefit for the prior corresponding period. Strategic Report Annual Report and Accounts 2022 Page | 20

Strategic Report

Income from discontinued operations, net of tax

Income from discontinued operations, net of tax for the prior corresponding period of $24 million reflects the operating activities of our Italian B2C businesses that were sold on May 10, 2021. Refer to “Notes to the Consolidated Financial Statements—3. Business Acquisitions and Divestitures” for further information.

Gain on sale of discontinued operations, net of tax

During the second quarter of 2021 the Company recorded a $390 million gain upon the completion of the sale of its Italian B2C businesses. Refer to “Notes to the Consolidated Financial Statements—Note 3. Business Acquisitions and Divestitures” included in Item 5. “Financial Statements” for further information.

Segment Operating Results

Global Lottery

Revenues and Key Performance Indicators

	For the year ended December 31,		Change	
($ in millions)	**2022**	**2021**	**$**	**%**
Service revenue				
Operating and facilities management contracts	2,179	2,357	(177)	(8)
Systems, software, and other	255	327	(72)	(22)
	2,434	2,684	(250)	(9)
Product sales				
Lottery products	157	123	34	28
	157	123	34	28
Global Lottery segment revenue	2,591	2,806	(215)	(8)

	For the year ended December 31,	
(% on a constant-currency basis)	**2022**	**2021**
Global same-store sales growth (%)		
Instant ticket & draw games	(3.9)%	18.1 %
Multi-jurisdiction jackpots	15.3 %	46.4 %
Total	(2.2)%	20.1 %
North America & Rest of world same-store sales growth (%)		
Instant ticket & draw games	(2.4)%	12.7 %
Multi-jurisdiction jackpots	15.3 %	46.4 %
Total	(0.4)%	15.6 %
Italy same-store sales growth (%)		
Instant ticket & draw games	(8.5)%	38.9 %

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Strategic Report

Service revenue

Operating and facilities management contracts

Operating and facilities management contracts revenue decreased $177 million, or 8%, to $2.2 billion from $2.4 billion for the prior corresponding period. This decrease was primarily the result of a $217 million decrease in instant, draw-based, and multi-jurisdiction jackpot ticket sales that experienced a 2.2% decrease in global same-store sales, and unfavorable foreign exchange impact of $127 million. Italy same-store sales declined by 8.5%, primarily attributable to higher sales experienced in the prior corresponding period due to COVID-19 related social distancing restrictions shifting consumer discretionary spending to lottery in lieu of other forms of entertainment. Global same-store sales, excluding Italy, experienced a 0.4% decrease, primarily attributable to higher sales experienced in the prior corresponding period due to growth in instant and draw-based games and a shift in consumer discretionary spending to lottery.

Systems, software, and other

Systems, software, and other revenue decreased $72 million, or 22%, to $255 million from $327 million for the prior corresponding period primarily due to the sale of our Italian commercial services business that concluded September 14, 2022.

Product sales

Lottery products

Lottery products revenue increased $34 million, or 28%, to $157 million from $123 million for the prior corresponding period. This increase was primarily attributable to terminal and system deliveries related to the contract renewal with the Poland Lottery. In addition, North America sales increased 5% to $93 million with instant ticket sales representing 70% of the region's product sales.

Operating Margins

	For the year ended December 31,		Change	
($ in millions)	**2022**	**2021**	**$ / Basis Points ("bps")**	**%**
Gross margin				
Service	1,187	1,359	(173)	(13)
% of service revenue	*49 %*	*51 %*	*(200) bps*	
Product	38	34	5	14
% of product sales	*25 %*	*28 %*	*(300) bps*	
Operating income	911	1,085	(174)	(16)
Operating margin	*35.2 %*	*38.7 %*	*(350) bps*	

Gross margin - Service

Gross margin on service revenue decreased from 51% for the year ended December 31, 2021 to 49% for the year ended December 31, 2022 primarily as a result of lower revenues in higher margin jurisdictions and lower incentives earned on the U.S. LMAs. As the Global Lottery segment typically has a higher proportion of fixed-costs within its cost structure, gross margin decreases as sales decrease. Recent global supply chain headwinds have also led to an increase in certain costs and decreased profit margins.

Gross margin - Product

Gross margin on product sales decreased from 28% for the year ended December 31, 2021 to 25% for the year ended December 31, 2022, principally due to product mix.

Operating margin

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Segment operating margin decreased from 38.7% for the year ended December 31, 2021 to 35.2% for the year ended December 31, 2022. This decrease is primarily the result of higher revenues experienced in the prior corresponding period as discussed above. As the Global Lottery segment has a low percentage of variable costs, operating leverage decreases as sales decrease.

Global Gaming

Revenues and Key Performance Indicators

	For the year ended December 31,		Change	
($ in millions, except yields)	**2022**	**2021**	**$**	**%**
Service revenue				
Gaming terminal services	483	424	59	14
Systems, software, and other	232	205	27	13
	714	628	86	14
Product sales				
Gaming terminals	501	339	162	48
Gaming other	208	143	65	46
	709	482	227	47
Global Gaming segment revenue	1,423	1,110	313	28

	For the year ended December 31,		Change	
	2022	**2021**	**Units / $**	**%**
Installed base units				
Total installed base units	49,586	48,849	737	2
Total yields[(1)]	$29.89	$27.11	$2.78	10
Global machine units sold				
Total machine units sold	32,820	23,807	9,013	38

[(1)] Total yields represent revenue per day for the average installed base units. Installed base units included active and inactive units deployed to a customer location.

Service revenue

Gaming terminal services

Gaming terminal services revenue increased $59 million, or 14%, to $483 million from $424 million for the prior corresponding period. This increase was primarily driven by a 10% increase in yields on installed base units, principally as a result of increased demand and more active units becoming available to players as social distancing restrictions were mostly lifted, and a $19 million decrease in jackpot reserve requirements.

Systems, software, and other

Systems, software, and other revenue increased $27 million, or 13%, to $232 million from $205 million for the prior corresponding period. This increase was primarily due to a $25 million increase in system and software revenue, principally related to the increase in active poker machines that were previously inactive in the prior corresponding period resulting from COVID-19 social distancing requirements.

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Strategic Report

Product sales

Gaming terminals

Gaming terminals increased $162 million, or 48%, to $501 million from $339 million for the prior corresponding period. This increase was primarily associated with an increase of 9,013 in machine units sold, primarily driven by replacement machine units in the U.S. and Canada, at a 6% higher average selling price than the prior corresponding period. The increase in these units was primarily due to casino operators returning to higher levels of investments as a result of the industry's recovery from COVID-19 demand levels.

Gaming other

Gaming other increased $65 million, or 46%, to $208 million from $143 million for the prior corresponding period, principally related to a $50 million increase in intellectual property revenues primarily associated with the execution of patent cross-licensing agreements tied to remote game server solutions and game features. In addition, there was a $9 million increase related to poker site licensing sales.

Operating Margins

	For the year ended December 31,		Change	
($ in millions)	**2022**	**2021**	**$ / bps**	**%**
Gross margin				
Service	411	312	99	32
% of service revenue	*58 %*	*50 %*	*800 bps*	
Product	280	200	80	40
% of product sales	*40 %*	*42 %*	*(200)bps*	
Operating income (loss)	243	44	199	>200
Operating margin	*17.1 %*	*3.9 %*	*1310 bps*	

Gross margin - Service

Gross margin on service revenue increased from 50% for the year ended December 31, 2021 to 58% for the year ended December 31, 2022 primarily resulting from more active units available due to the lifting of Covid restrictions and increased yields in our installed base units resulting in increased operating leverage.

Gross margin - Product

Gross margin on product sales decreased from 42% for the year ended December 31, 2021 to 40% for the year ended December 31, 2022 principally as a result of recent supply chain headwinds and related product mix implications, partially offset by higher average selling prices and high-margin patent cross-licensing agreements and poker licensing sales.

Operating margin

Segment operating margin increased from 3.9% for the year ended December 31, 2021 to 17.1% for the year ended December 31, 2022 primarily due to an increase in revenues of $313 million, a $29 million decrease in new provisions for expected credit losses resulting primarily from enhanced visibility into collectibility of outstanding long-term notes receivables in Latin America and the Caribbean, and an $8 million recovery of previously expected credit losses. Increased unit sales, patent cross-licensing agreements, poker licensing sales, and higher yields on our installed base units improved operating leverage as the business and the industry in general continues to return to pre-pandemic scale.

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Strategic Report

PlayDigital

Revenues and Key Performance Indicators

($ in millions)	For the year ended December 31, 2022	2021	Change $	%
Segment revenue				
PlayDigital services	209	163	45	28
Product sales	1	1	(1)	(53)
PlayDigital segment revenue	209	165	45	27

PlayDigital services

PlayDigital services revenue for the year ended December 31, 2022 increased $45 million, or 28%, to $209 million from $163 million for the prior corresponding period. This increase is primarily attributable to expansion into new jurisdictions from both iGaming and sports betting solutions, the acquisition of iSoftBet, and lower levels of iGaming jackpot reserve requirements.

Operating Margins

($ in millions)	For the year ended December 31, 2022	2021	Change $ / bps	%
Gross margin				
Service	139	104	34	33
% of service revenue	*67 %*	*64 %*	*300 bps*	
Operating income	50	33	17	51
Operating margin	*23.7 %*	*20.0 %*	*370 bps*	

Gross margin - Service

Gross margin on service revenue increased from 64% for the year ended December 31, 2021 to 67% for the year ended December 31, 2022 driven by higher revenues and increased operating leverage.

Operating margin

Segment operating margin increased from 20.0% for the year ended December 31, 2021 to 23.7% for the year ended December 31, 2022 due to a $45 million increase in revenues that offset the incremental investments to support growth.

Liquidity

The Company's business is capital intensive and requires liquidity to meet its obligations and fund growth. Historically, the Company's primary sources of liquidity have been cash flows from operations and, to a lesser extent, cash proceeds from financing activities, including amounts available under the Revolving Credit Facilities. In addition to general working capital and operational needs, the Company's liquidity requirements arise primarily from its need to meet debt service obligations and to fund capital expenditures and upfront license fee payments. The Company also requires liquidity to fund acquisitions and associated costs. The Company's cash flows generated from operating activities together with cash flows generated from financing activities have historically been sufficient to meet the Company's liquidity needs.

The Company believes its ability to generate cash from operations to reinvest in its business, primarily due to the long-term nature of its contracts, is one of its fundamental financial strengths. Combined with funds currently available and committed borrowing capacity, the Company expects to have sufficient liquidity to meet its financial obligations and in the ordinary course of business for the next 12 months from the date of issuance of these consolidated financial statements and for the longer-term period thereafter.

The cash management, funding of operations, and investment of excess liquidity are centrally coordinated by a dedicated treasury team with the objective of ensuring effective and efficient management of funds.

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At December 31, 2022 and 2021, the Company’s total available liquidity was as follows, respectively: December 31, ($ in millions) 2022 2021 Revolving Credit Facilities 1,822 1,737 Cash and cash equivalents 590 591 Total Liquidity 2,412 2,327 The Revolving Credit Facilities are subject to customary covenants (including maintaining a minimum ratio of EBITDA to total net interest costs and a maximum ratio of total net debt to EBITDA) and events of default, none of which are expected to impact the Company’s liquidity or capital resources. In July 2022, the Company entered into an amendment extending the final maturity from July 31, 2024 to July 31, 2027. The Company completed multiple debt transactions in 2022 and 2021. Refer to the “Notes to the Consolidated Financial Statements—16. Debt” for further discussion of these transactions as well as information regarding the Company’s other debt obligations, including the maturity profile of borrowings and committed borrowing facilities. At December 31, 2022 and 2021, approximately 20% and 18% of the Company’s net debt portfolio was exposed to interest rate fluctuations, respectively. The Company’s exposure to floating rates of interest primarily relates to the Euro Term Loan Facilities due January 2027. The following table summarizes the Company’s USD equivalent cash balances by currency: December 31, 2022 December 31, 2021 ($ in millions) $ % $ % Euros 312 53 362 61 U.S. dollars 147 25 88 15 Other currencies 131 22 141 24 Total Cash 590 100 591 100 The Company holds an immaterial amount of cash in countries where there may be restrictions on transfer due to regulatory or governmental bodies. Based on the Company’s review of such transfer restrictions and the cash balances held in such countries, it does not believe such transfer restrictions have an adverse impact on its ability to meet liquidity requirements at years ended December 31, 2022 and 2021. Cash Flow Summary The following table summarizes the statements of cash flows. A complete statement of cash flows is provided in the Consolidated Financial Statements included herein. For the year ended December 31, Change ($ in millions) 2022 2021 $ % Net cash provided by operating activities from continuing operations 998 1,017 (19) (2) Net cash provided by (used in) investing activities from continuing operations 41 (216) 257 119 Net cash used in financing activities (1,107) (1,948) 840 43 Net cash flows of continuing operations (68) (1,146) Net cash (used in) provided by operating activities from discontinued operations — (28) 28 100 Net cash provided by (used in) investing activities from discontinued operations 126 873 (747) (86) Net cash flows from discontinued operations 126 845 Strategic Report Annual Report and Accounts 2022 Page | 26

Analysis of Cash Flows Net Cash Provided by Operating Activities from Continuing Operations During the year ended December 31, 2022, the Company generated approximately $1.0 billion of net cash provided by operating activities of continuing operations, a decrease of $19 million from the prior corresponding period. Non-cash adjustments to net income for the year ended December 31, 2021 were $0.8 billion, compared to $1.0 billion for the prior corresponding period. The principal drivers of the decrease in non-cash adjustments were related to a $268 million gain on the sale of the Italian commercial services business, a decrease of $118 million in deferred income taxes, a decrease of $71 million related to a loss on the extinguishment of debt recognized in the prior corresponding period, and a decrease in depreciation and amortization of $42 million in the aggregate for the year ended December 31, 2022. These decreases were partially offset by increases as a result of the DDI / Benson Matter provision of $220 million, net of $50 million cash paid, and foreign exchange of $103 million. Changes in operating assets and liabilities resulted in cash outflows of $103 million and $167 million for the years ended December 31, 2022 and December 31, 2021, respectively. Net Cash Provided by (Used in) Investing Activities from Continuing Operations During the year ended December 31, 2022, the Company generated $41 million of net cash for investing activities, an increase of $257 million from the prior corresponding period, principally due to an increase in proceeds received from the sale of the Italian commercial service business, net of cash and restricted cash transferred, of $476 million. This increase in proceeds was partially offset by $142 million related to our acquisition of iSoftBet, and a $78 million increase in capital expenditures. Net Cash Used in Financing Activities During the year ended December 31, 2022, the Company used $1.1 billion of net cash for financing activities, compared to $1.9 billion used for the prior corresponding period. During 2022, cash flows used in financing activities primarily included principal payments on long-term debt of $597 million, dividends paid to non-controlling interest of $178 million, dividends paid to shareholders of $161 million, repurchases of ordinary shares of $115 million, $75 million in return of capital to non-controlling interests, payments on finance leases of $52 million, and net repayments of short-term borrowings of $51 million. These cash outflows were partially offset by net receipts from financial liabilities of $75 million and net proceeds from Revolving Credit Facilities of $72 million. During 2021, cash flows used in financing activities primarily included principal payments of long-term debt of $2.8 billion, $127 million in return of capital to non-controlling interests, dividends paid to non-controlling interests of $91 million, $85 million of payments in connection with the early extinguishment of debt, net payments of financial liabilities of $50 million, repurchases of ordinary shares of $41 million, and dividends paid to shareholders of $41 million. These cash outflows were partially offset by proceeds from long-term debt of $1.3 billion and net proceeds from short-term borrowings of $51 million. Net cash flows from discontinued operations There were no cash flows from operating activities from discontinued operations compared to net cash used by operating activities from discontinued operations of $28 million for the prior corresponding period. During the year ended December 31, 2021, the Company completed the sale of its Italian B2C businesses. At closing, the Company received net cash proceeds of $748 million and had receivables of €100 million and €125 million due December 31, 2021 and September 30, 2022, respectively. The Company received the payment due December 31, 2021 on August 5, 2021 and received the payment due September 30, 2022 on July 13, 2022. Refer to “Notes to the Consolidated Financial Statements—Note 3. Business Acquisitions and Divestitures” for further discussion. Non-financial measures Non-financial measures have a useful role alongside financial measures to inform decision making and to evaluate the Company's performance. Refer to the Strategic Report and the Directors' Report for further information on non-financial measures. Strategic Report Annual Report and Accounts 2022 Page | 27

Strategic Report

SUSTAINABILITY

IGT's commitment to sustainability represents the Company's long-term objective to serve the global gaming market according to disciplined ethical and integrity principles. IGT prioritizes responsible and sustainable practices that encompass a broad spectrum of sustainability initiatives, including the Company's energy use, environmental and human rights issues, and establishing policies and strategic initiatives, such as its Responsible Gaming Policy and Community Giving & Engagement Policy. In efforts to maintain sustainability leadership and grow the business responsibly, IGT adheres to a structured and dedicated governance framework, which includes high standards of ESG practices.

IGT's Sustainability Steering Committee ("SSC"), comprising representatives of several corporate functions, represents an integral part of the Company's corporate sustainability governance through endorsing programs and initiatives that contribute to the Company's sustainability strategy. The SSC is cultivating a long-term vision and related objectives on sustainability, fostering a consistent sustainability approach across all regions and businesses, and increasing communication on sustainability practices by sharing best practices at global and local levels. The SSC is responsible for the assessment and approval of a global sustainability plan consistent with business priorities, thus ensuring the allocation of appropriate resources.

IGT's Nominating and Corporate Governance Committee ("NCGC") oversees the Company's strategy on sustainability, and monitors implementation of the Company's sustainability program, including a review of the Company's public disclosures regarding environmental, social and governance matters such as the annual Sustainability Report and the Modern Slavery Statement.

In January 2022, Marco Sala, formerly CEO of IGT, was appointed Executive Chair of the Board, with a focus on managing the Board, corporate governance - including sustainability initiatives - and guiding the strategic direction of IGT.

IGT's ongoing commitment to sustainability is supported by concrete actions that reinforce its purpose-driven mission. Through the development of the IGT Sustainability Plan, the Company's sustainability priorities are now aligned with business priorities under the theme of "Inspiring Global Transformation". This plan, approved by the SSC in July 2022, aims to further integrate sustainability along the entire value chain and improve ESG impact in daily operations, including a comprehensive set of targets and actions that drive IGT towards its priorities and ambitions.

The Company's global sustainability strategy is centered on four key pillars:

1 VALUING AND PROTECTING OUR PEOPLE

The organizational climate of a business is how employees at all levels perceive the workplace environment. Many factors can contribute to an employee's perception, and IGT strives to develop initiatives and programs that support a positive organizational climate. This is evidenced through a variety of initiatives to support this pillar in daily work life including IGT's employee-led Diversity and Inclusion Groups.

2 ADVANCING RESPONSIBILITY

IGT maintains certifications in responsible gaming through both the Global Gambling Guidance Group and World Lottery Association. Responsible gaming capabilities and features are part of the Company's core products, and IGT is positioned to help customers achieve their responsible gaming goals.

3 SUPPORTING OUR COMMUNITIES

IGT supports communities through corporate and employee-driven programs. The flagship After School Advantage program is designed to deliver technology and skill development in STEAM (Science, Technology, Engineering, Arts and Mathematics) education to youth. Since 1999, IGT has placed over 340 digital learning centers worldwide, helping children to enhance their educational and work-related skills. IGT also supports communities financially through a charitable giving program that aligns with IGT's Sustainable Development Goals ("SDGs"), further discussed on page 29. Employee-driven programs support the unique passions of employees and promote volunteerism.

4 FOSTERING SUSTAINABLE OPERATIONS

IGT's commitment to sustainability represents the Company's long-term ambition to serve the global gaming market according to the highest level of ethical and integrity principles. IGT is committed to continually working to increase its ESG performance. With respect to its environmental impact, in 2022 the Company followed up on its Science Based Targets commitment by submitting its emission reduction targets for validation by the Science Based Targets initiative ("SBTi"). Moreover, specific workstreams were launched to investigate and define decarbonization initiatives that can allow the Company to achieve its targets in the defined timeframe.

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Strategic Report

IGT's key priorities inspire four corresponding ambitions that are outlined in the IGT Sustainability Plan:

- Become the employer of choice for the talent of the future, by promoting a positive, diverse, inclusive and equitable work environment, where all employees feel safe and represented, and human rights are protected;
- Contribute to a secure and positive gaming environment, by adhering to the highest ethical standards and promoting positive play concepts;
- Engage with community partners to facilitate opportunities for support, learning and growth, by developing education and support programs in local communities through strategic engagement with reputable organizations; and
- Fight climate change, promote circularity, and enhance sustainable procurement, by improving the efficiency of operations through, amongst other things, improved energy consumption, choosing renewable energy suppliers, and utilizing low environmental impact materials.

IGT's ongoing pledge to sustainable growth within the gaming industry includes the adoption of nine out of 17 of the 2030 United Nations ("UN") Agenda for Sustainable Development's SDGs. The SDGs are a universal call to action and based on IGT's business activities and sustainability priorities, the Company has identified nine SDGs as key areas of focus: no poverty (SDG 1), good health and well-being (SDG 3), quality education (SDG 4), gender equality (SDG 5), affordable and clean energy (SDG 7), decent work and economic growth (SDG 8), industry innovation and infrastructure (SDG 9), reduced inequalities (SDG 10), and climate action (SDG 13). In addition, IGT has joined the United Nations Global Compact ("UN Global Compact"), the largest corporate responsibility initiative in the world for the development, implementation, and disclosure of responsible corporate policies and practices.


1 NO POVERTY
3 GOOD HEALTH AND WELL-BEING
4 QUALITY EDUCATION
5 GENDER EQUALITY
7 AFFORDABLE AND CLEAN ENERGY
8 DECENT WORK AND ECONOMIC GROWTH
9 INDUSTRY, INNOVATION AND INFRASTRUCTURE
10 REDUCED INEQUALITIES
13 CLIMATE ACTION
SUSTAINABLE DEVELOPMENT GOALS

IGT's sustainability efforts are routinely evaluated by environmental and ESG rating agencies, and IGT is committed to improving the quality of information disclosed about the conduct of its business.

- In November 2022, IGT achieved a sector-leading sustainability score from Moody's ESG Solutions. The Company was awarded the number one position in the North American hotel, leisure goods and services sector.
- In December 2022, IGT received a Management level (B) ESG score from CDP, recognizing IGT for taking coordinated actions on climate issues.
- In January 2023, the Company was awarded a silver medal sustainability rating from EcoVadis, positioning IGT among the top 25% of global companies for sustainable practices. EcoVadis assesses companies using 21 benchmarks within the categories of environment, labor and human rights, ethics, and sustainable procurement.

Community

IGT is a global leader in one of the most regulated industries. With operations in more than 100 jurisdictions, there are recognizable differences related not only to laws and regulations, but cultural and social attitudes. Through a solid commitment to sustainability, IGT strives to be a responsible partner for local and international authorities, customers, and players in markets and jurisdictions where the Company operates.

IGT's Social Impact Committee ("SIC"), comprised of senior leaders from several IGT departments and regions, ensures accountability, compliance and transparency within the Company's charitable giving programs. The SIC also oversees funding distribution, and guides IGT's progress towards meeting its charitable giving goals.

IGT released its first formal Global Community Giving & Engagement Policy in 2022. The policy was created to transparently inform and educate all relevant stakeholders about IGT's approach in supporting the communities where it operates through corporate and employee-driven activities, and provides guidelines on community giving.

IGT is determined to have a positive impact on the communities in which the Company operates through corporate and employee-driven community programs. Community sponsorships are managed through an online giving portal that allows any non-profit organization to request funding or sponsorship. Community requests are reviewed by IGT's Social Impact Committee to ensure that the organization and its mission align with IGT's adopted SDGs. In 2022, IGT continued to support organizations that align with the nine SDGs identified by the Company as key areas of focus. IGT also continued supporting the corporate-driven After School Advantage program while adapting to health and safety protocols.

IGT has a corporate-driven Community Ambassador program that fosters community efforts on the local site level. It is through the Community Ambassador program that the Company traditionally celebrates Food Insecurity Awareness Month, the Global Giving Month and Literacy Awareness Month Book Collection. With these local efforts, local sites donate or volunteer to causes within their communities. In 2022, IGT launched a virtual volunteering platform to increase employee

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engagement with community organizations around the world. IGT’s employee-driven programs provide employees the opportunity to give back to their local communities by giving their time, talent, or money. Responsible gaming Being part of a community at large also means placing a focus on player protection and engaging with key stakeholders for a well-rounded responsible gaming program. IGT maintains close relationships with customers, gaming regulators and researchers to further its support of player protection. IGT also works closely with advocacy and research groups who promote tools to prevent problem gambling, support responsible gaming organizations, and work to prevent underage gambling. IGT’s commitment to responsible gaming starts with its own people and is woven into the fabric of product development, services, programs, and policies. IGT ensures that employees at all levels and responsibilities are trained to support and promote responsible gaming in their daily activities, with additional in-depth courses for employees in specific roles such as game designers and contact center associates. All products, games, systems, and portals include advanced responsible gaming tools that help safeguard players’ interests and address regulators’ concerns. Supporting this commitment to responsible gaming, IGT published a comprehensive Responsible Gaming Policy for all employees to transparently inform all relevant stakeholders about IGT’s responsible gaming initiatives and commitments. The policy establishes a governance structure for responsible gaming strategy that includes the development of topic-focused working groups that will convene as topics arise and a specific outcome is identified. The Responsible Gaming Policy also addresses employee gambling and establishes a local helpline database for employees who may have concerns about problem gambling for themselves or loved ones. The certifications awarded to IGT by respected gaming industry associations worldwide are a testament to IGT’s commitment to responsible gaming. IGT was the first lottery vendor to receive the World Lottery Association’s Responsible Gaming Standards for Associate Members, covering IGT’s lottery operations and was re-certified in 2021. IGT received G4 (Global Gambling Guidance Group) responsible gaming certification in 2017 and in 2019 for its land-based casino operations and digital services, respectively, making it the first supplier to be certified across both operations. In 2020 and 2022, G4 re-certified IGT for both operations simultaneously, and in 2022 IGT also received the first responsible gaming certification for sports betting. These certifications require renewal on a regular basis. Therefore, IGT continuously improves its responsible gaming programming to fulfil re-certification requirements. As part of a long-standing commitment with The American Gaming Association (“AGA”), IGT in 2022 supported the Responsible Gaming Education Month, an extension of the Responsible Gaming Education Week created by AGA in 1998 to increase awareness of problem gambling among gaming industry employees and customers and to promote responsible gaming nationwide. IGT also participated in the U.K. Safer Gambling Week and Problem Gambling Week to promote awareness of problem gambling and support our stakeholders at the U.K. Gambling Commission, the Betting and Gaming Council (U.K.), and the National Council on Problem Gambling (U.S.). Human rights IGT supports and partners with international institutions and authorities to promote corporate actions that advance societal goals. By joining the UN Global Compact network, IGT strengthens its commitment to human rights principles derived from international conventions such as the International Bill of Human Rights including the UN Universal Declaration of Human Rights and the fundamental Conventions of the International Labor Organization. The first two principles of the UN Global Compact are directly related to human rights and they respectively state that businesses should first, support and respect the protection of internationally proclaimed human rights and second, ensure they are not complicit in human rights violations. IGT identifies these two principles as a main guide for its action towards human rights protection and promotion. In line with the third principle, relating to labor, which states that businesses should uphold the freedom of association and the effective recognition of the right to collective bargaining, IGT recognizes the value of using dialogue and negotiation to achieve positive outcomes in employment practices. The Company abides by non-discriminatory policies and procedures with respect to trade unions and union memberships and their activities. IGT provides workers’ representatives with appropriate services to assist in the development of effective collective agreements. IGT is involved in collective bargaining in different countries, accommodates specific local laws and regulations, and provides the tools needed for union representatives to perform their duties. In order to develop specific targets and initiatives to achieve the SDGs, IGT established an ongoing process that involves working groups composed of different IGT departments. Among them, four working groups are focused on internally promoting measures to fight all forms of discrimination, fostering a productive employment environment, guaranteeing fair and favorable working conditions, raising awareness about human rights practices, and supporting the rights of vulnerable groups. Specifically, the Respect for Human Rights working group is committed to protecting human rights within the Company boundaries, thus minimizing Strategic Report Annual Report and Accounts 2022 Page | 30

the risk of any human rights violation. This working group finalized IGT’s Human Rights Policy Statement, published at the end of 2021, which contains information about commitment, responsibilities, and behaviors in relation to human rights, required from all employees, directors, officers, and consultants, and expected from third parties, agents or representatives who deal with or act on behalf of IGT and its controlled affiliates. Since 2022, all employees have been required to undertake annual training and certification of the Human Rights Policy Statement. Through the Human Rights Policy Statement, IGT recognizes its role as a global organization and its responsibility for promoting human dignity. From an external perspective, IGT’s Sustainable Procurement working group focuses on the protection of human rights and the environment along the entire supply chain of the organization. This working group developed IGT’s Supplier Code of Conduct and defined criteria to distribute it to suppliers. The Supplier Code of Conduct includes requirements related to business ethics and regulatory compliance, human rights and labor practices, environmental regulations and protection, responsible mineral sourcing, health and safety, and confidential and proprietary information. Suppliers are required to promptly inform IGT of any potential violation of the code. In the event of an actual violation, IGT and a concerned supplier would develop a remediation plan. The code has been sent to selected existing suppliers and is part of the on-boarding process for new suppliers. The working groups collaborate to ensure there is a clear and consistent alignment between the Company’s existing commitments, policies and actions, and the topic of human rights, while also considering best practices. IGT has a zero-tolerance approach to modern slavery and is committed to implementing and enforcing initiatives to reduce the risk of modern slavery and human rights violations in the Company’s businesses and its supply chain. As one of its global sustainability initiatives, IGT publishes an annual group Modern Slavery Act statement (accessible from IGT’s webpage (www.IGT.com)) in line with the U.K. Modern Slavery Act 2015 to disclose the steps taken to prevent modern slavery. IGT’s Code of Conduct serves as a guide to the moral, legal, and ethical standards expected of employees and suppliers when doing business with IGT, and sets parameters for acceptable behaviors of employees when liaising with suppliers. Responsibilities for health and safety are shared. IGT is committed to providing, maintaining and promoting a safe, healthy and productive work environment for all employees and ensuring compliance with all applicable environmental health and safety regulations. IGT’s Safe and Healthy Work Environment Policy covers topics such as workplace violence, illegal drug and alcohol use, tobacco use, fitness for duty and covers the actions that should be taken if someone needs to report a violation. Environment As part of the Company's approach to sustainability, IGT is committed to ensuring that its operations interact with the environment in a socially responsible manner in order to reduce any environmental impact. The Company’s activities are primarily related to office work, encompassing software implementation, R&D, and administrative work. The Company’s largest offices are in Providence (Rhode Island, U.S.), Reno (Nevada, U.S.), Las Vegas (Nevada, U.S.) and Rome (Italy). IGT’s industrial activities include instant ticket printing in Lakeland (Florida, U.S.) and Tito Scalo (Italy) and gaming machines, lottery and digital betting terminal assembly in Reno, Guadalajara (Mexico), Sydney (Australia), Johannesburg (South Africa) and more recently, Budapest (Hungary). In December 2021 IGT pledged, by signing the SBTi Commitment Letter, to set science-based targets to reduce GHG emissions according to scientific evidence. During 2022, IGT completed its first Scope 3 emissions inventory and, in October 2022, the Company submitted near-term and long-term science-based targets for validation by the SBTi. Specifically, IGT committed to reduce Scope 1 and Scope 2 emissions (combined) by 50% and Scope 3 emissions by 30% by 2030 compared to 2019, and to reduce both Scope 1, Scope 2 and Scope 3 emissions by 90% by 2050 compared to 2019. Moreover, the Company pledged to reach Net-Zero by 2050, thus offsetting the residual 10% of emissions. The validation process is ongoing, and the outcome is expected in spring 2023. IGT is committed to improving its environmental performance by implementing Environmental Management Systems certified according to the ISO 14001 Standard. These systems are in place in its Lakeland, Rome, Tito Scalo and Reno sites. Moreover, seven repair depots (in the U.K., Trinidad and Tobago, Slovakia, Mexico, Chile, Spain and Portugal) are certified ISO 14001 by self-declaration, and the Company has planned to self-certify several additional depots by 2023. The Company has implemented an ISO 50001 certified Energy Management System for the Rome site since 2011, while the Reno facility holds a Green Globes Certification (equivalent to the previous LEED gold certification awarded by the United States Green Building Council in 2015). Effective and reliable monitoring allows IGT to assess its progress with respect to reaching its environmental commitments. Over the years, the Company has gradually improved its monitoring of environmental data including energy consumption and associated GHG emissions, water consumption and waste generation. Since 2021, a more user-friendly third-party data collection tool was introduced to improve the efficacy of Strategic Report Annual Report and Accounts 2022 Page | 31

Strategic Report

the data collection process, and has been further refined for the 2022 data collection process. From January 2023, data collection will occur monthly.

The Company was committed to reducing the environmental impact of its facilities around the world during 2022 and continues to be so committed. The initiatives taken primarily involved the replacement of old lighting systems with Light Emitting Diode ("LED") installations and space management efficiency activities. These initiatives were developed in the following sites: Ermington (New South Wales, Australia), Mississauga (Canada), Moncton (Canada), Winnipeg (Canada), Las Vegas (Nevada, USA) and Tito Scalo (Italy). The new lighting system is estimated to have resulted in energy saving of c.485,000 kWh in 2022.

The LED installation in the Tito Scalo site during 2022 along with previous similar LED installations, made it possible for LEDs to contribute to c.42.5% of the total electrical power illumination of the site. In addition, some Ultraviolet mercury ink-drying lamps were replaced with LED Ultraviolet lamps, thereby reducing energy consumption and improving efficacy of the printing process by up to c. 30%.

Space optimization that occurred at some sites also resulted in increased levels of efficiency, enabling sites to perform the same operations while occupying less space and consequently consuming less energy. For example, one site in London (U.K.) was consolidated with another site also in London in November 2022, thereby contributing to a reduction of annual electricity consumption of approximately 6,900 kWh.

The continued decrease in occupancy rates experienced in several buildings due to an increase in remote or flexible working, including in Las Vegas (Nevada, U.S.), also contributed to a reduction in energy consumption.

In aggregate, due to the initiatives above as well as other initiatives, we have been able to reduce Scope 1 and Scope 2 gross emissions by c. 9%.

Energy Consumption and Greenhouse Gas

	For the year ended December 31, 2022(1)				For the year ended December 31, 2021(2)			
Global GHG emissions and energy use data(3)	**UK and offshore**	**Global (excluding UK and offshore)**	**Total**	**Ratio**	**UK and offshore**	**Global (excluding UK and offshore)**	**Total**	**Ratio**
Combustion of fuel and operation of facilities - Scope I emissions (tCO2eq)(4)(6)	19	30,268	**30,287**	-	48	31,598	**31,646**	-
Electricity, heat, steam and cooling purchased for own use - Scope II emissions (tCO2eq)(5)(6)	173	28,126	**28,299**	-	131	32,375	**32,506**	-
Total gross Scope I and Scope II emissions (tCO2eq)(6)	**192**	**58,394**	**58,586**	**0.014**	**179**	**63,973**	**64,152**	**0.016**
Energy consumption used to calculate above emissions (kWh)(7)	738,688	204,113,512	**204,852,200**	-	669,481	199,968,572	**200,638,053**	-

(1) The 2022 emissions data include best estimates as some data were not readily available for inclusion in this report and could therefore be updated in the next report based on data that will be available after the publication of this report. The updated data will also be published in the IGT Sustainability Report 2022.

(2) The 2021 emissions data has been updated to align with the data published in the IGT Sustainability Report 2021.

(3) Scope III emissions, which are indirect emissions that occur in the value chain, are partially reported in the IGT Sustainability Report 2021.

(4) Scope I: direct emissions resulting from activities for which the Company is responsible, being emissions related to fuel consumption (including natural gas, diesel, propane and liquified petroleum gas (LPG) consumption for generators, diesel and gasoline for vehicles such as company cars, small trucks or forklifts) and fugitive emissions of refrigerants.

Ton CO2eq = data (fuel consumption or refrigerant gas refills) * Emission Factor.

Data were computed for all sites that have provided data on fuel consumption and refrigerant gas refills, including the most energy intensive sites. For sites where such data were not available for inclusion in this report, estimates were calculated based on the best methodologies available in order to cover all IGT sites.

(5) Scope II (location based): electricity consumption only.

Ton CO2eq = kWh * Emission Factor.

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Data were computed for all sites that have provided data on electricity consumption, including the most energy intensive sites. For sites where such data were not available, estimates were calculated based on the best methodologies available in order to cover all IGT sites. (6) The slight decrease in CO2eq Scope I emissions was mainly due to a decrease in fugitive emission of refrigerant gases. The decrease in CO2eq Scope II emissions was mainly due to the energy efficiency initiatives implemented at the most energy intensive sites reported above, and to the decrease in building occupancy rate due to an increase in remote or flexible working. The ratio is calculated by dividing total Scope I and Scope II emissions by total revenues in U.S. thousand dollars. The methodology used is based on voluntary and mandatory GHG reporting guidance issued by the GHG Protocol. For GHG emissions related to electricity, we have used the emission factors issued by the state-based U.S. Environmental Protection Agency (EPA) emission factors for the United States, the ISPRA (Department for the Geological Service of Italy) emission factors for Italy and the Terna (a large electricity transmission grid operator) emission factors for the remaining countries. For emissions related to fuel consumption and refrigerant gas refills, we have used the emission factors from the U.K. Government GHG Conversion Factors for Company Reporting (DEFRA, 2022). (7) For fuel and operations energy consumption, we have used the U.K. Government GHG Conversion Factors for Company Reporting (DEFRA,2022) protocol conversion factors in order to obtain data expressed in kWh. Employee Diversity, Equity and Inclusion; Equal employment At IGT, DE&I are critical to who we are. IGT is actively engaged in building and sustaining a diverse and inclusive company that anticipates and addresses the specific needs of our employees, enabling us to deliver unrivalled products and solutions to our global customers and contribute to the communities where our employees and customers live. In 2022, the Company added “Equity” to the name of the Office of Diversity, Equity and Inclusion to highlight the commitment to meeting the individual needs of all employees, ensuring fairness and access to growth, development, and business opportunities. The Company has seven Diversity and Inclusion Groups (“DIGs”), which are employee networks structured around dimensions of diversity and are open to all employees. DIGs provide engagement and development opportunities, help create awareness and inspire conversations of the unique issues faced by employees across the globe, and promote inclusion at every level of the Company. Nearly 15% of the Company’s employees belong to at least one DIG and thousands more participate in engagement and development opportunities, including mentorship programs hosted by our DIGs. The Women’s Inclusion Network, or WIN with IGT, launched their seventh chapter, WIN U.K. The Company’s DIG network has grown to include six organizations with members in IGT offices, business segments and corporate support functions worldwide. IGT became the first gaming supplier to earn the highly respected designation of “Best Place to Work for LGBTQ+ Equality”. In further support of LGBTQ+ inclusion at IGT, the Company implemented training and other initiatives in support of LGBTQ+ employees, including the implementation of Gender Transition Guidelines focused on U.S.-based employees to provide support to employees in the process of gender transition at work and training, and to provide support for colleagues, managers, and people partners. Vince Sadusky, the Company’s CEO, co-signed the CEO Action for Diversity and Inclusion, joining more than 2,000 companies dedicated to building a better society by cultivating work environments that empower employees and welcome diverse experiences and perspectives. In addition, IGT recently joined the United Nations Women Empowerment Principles (WEPs) in alignment with Sustainable Development Goal V, which calls for equal women’s representation, participation and leadership in business globally. The Company launched several initiatives to strengthen the Company’s individual and collective understanding of DE&I. More than 90% of the Company’s employees completed Ignite Inclusion, a multifaceted campaign to elevate DE&I principles. At the same time, leaders throughout IGT participated in training designed to bolster inclusive hiring practices. The Board participated in a dedicated session on Board accountability for Diversity, Equity and Inclusion, which culminated in a dedicated town hall on DE&I hosted by Marco Sala, Executive Chair of the Board. IGT’s Board supported a mandatory goal for the CEO and all members of the senior leadership team that focused on DE&I, effectively aligning DE&I goals with business objectives and compensation at the highest levels of the organization. In furtherance of that goal, all members of the senior leadership team participated in a 360 assessment of their inclusive leadership competencies and established specific action plans to address areas of opportunity identified in the assessment. All IGT employees are invited to participate in training that focuses on building awareness of the Company’s global policies relating to human rights, equal employment, anti-harassment and bullying. IGT is committed to providing equal employment opportunities Strategic Report Annual Report and Accounts 2022 Page | 33

Strategic Report

for all applicants and employees based on qualifications. The Company prohibits discrimination on the basis of characteristics such as, race, color, religion, sex, gender, sexual orientation, gender identity or expression, pregnancy, marital status or civil partnership status, national origin, citizenship, covered veteran status, ancestry, age, physical or mental disability, medical condition, genetic information, or any other legally protected status in accordance with applicable local, state, and federal laws. To the extent reasonably possible, IGT will accommodate applicants and employees with disabilities, including those who acquire temporary or long-term disabilities during their employment with IGT. In addition, the Company may offer training and other professional development opportunities to employees with disabilities or those who become disabled during their employment.

IGT values workplace diversity and respect for all employees. The Company follows the principles set by the International Labour Organization's Declaration on Fundamental Principles and Rights at Work in the member countries where the Company operates and is committed to providing a work environment where everyone is treated with fairness, dignity, and respect without discrimination.

IGT regularly updates its policies, outlining the Company's commitment to equal employment opportunities and non-discrimination, thus fostering a work environment that reflects a fair and inclusive culture that values unity and diversity. The Company ensures compliance by implementing practices to execute policies in business conduct and training employees in the application of procedures. IGT takes appropriate disciplinary action, up to and including termination of employment, for violation of the Company's policies; except where prohibited by law or contrary to local collective bargaining agreements. IGT has a specific anti-harassment policy, that reflects best practices and addresses company culture, designed to set expectations and standards of behavior required for all IGT employees. Regular trainings and engaging in conversations with employees are important in raising awareness and educating employees about the Company's policies and procedures.


Gender Diversity
Directors
33% 4
67% 8
2022
20% 2
80% 8
2021
Senior Managers
22% 28
78% 98
2022
22% 25
78% 89
2021
All Employees
32% 3424
68% 7362
2022
31% 3285
69% 7201
2021

Communication

The Company utilizes communication tools and channels to ensure information is appropriately distributed to employees. Communication outlets include email, internal social networking, a file-sharing and instant messaging platform, print materials and an internal website, OneIGT. Across all platforms, information distributed to employees touches on everything from financial and economic news to organizational updates, new product launches, policies, programs and stories about individual accomplishments, among other topics. Since January 2020, when OneIGT was officially launched, the website has received more than six million site visits.

IGT regularly hosts Company-wide meetings to provide employees with important information and to field employee questions. In 2022, IGT hosted dozens of Company-wide events, including sessions highlighting the Company's financial performance, talent development processes, diversity and inclusion initiatives, sustainability and the positive impact of IGT employees, and business-specific events highlighting core facets of IGT's operations. These events featured leaders, including but not limited to the CEO, CFO, the Senior Vice President of People and Transformation, the CEO of Global Lottery, and the CEO of PlayDigital. The Company's CFO answered employee questions during a separate town hall session, while the CEO led two town hall events and engaged with employees through multiple in-person meetings in locations in the U.S., Italy and the U.K. In November, Directors engaged with employees during a DE&I town hall. The session, which was broadcast globally as a roundtable-style discussion, included a series of questions for Board members, who addressed topics from promoting the benefits of gender and ethnic diversity to underrepresentation of women in technology fields. The event also enabled Board members to address how they have advocated for equity

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and inclusiveness, and how active inclusion goes beyond race, ethnicity and gender. IGT distributed a global employee engagement survey, providing every member of IGT’s workforce the opportunity to express their opinions on a variety of topics. The Company’s leadership team will utilize the feedback to create action plans in 2023. Employee involvement in the Company’s performance In an effort to promote employee engagement in the performance of the Company, IGT has offered several performance-based programs, including an equity share- award program for employees at a certain level. The award is typically conditioned on a three-year performance cycle, based on the achievement of several predetermined financial metrics. Setting these thresholds and offering this share incentive helps drive leadership accountability and shareholder alignment, which significantly impacts the overall performance of the Company. IGT also offers a short-term incentive program based on achievement of predetermined fiscal year financial results as well as individual performance against specific predetermined goals. By providing specific participant training on these programs, the Company strengthens employee understanding and engagement in the targeted business performance outcomes. Further, IGT offers an employee recognition program, Spotlight, that provides monetary and non- monetary awards for noteworthy employee contributions. After a temporary suspension at the height of the pandemic, the Company has reinstated its performance- based programs for employees, including the short-term incentive program, and performance-based share awards, and our recognition program, consistent with historical practice. Strategic Report Annual Report and Accounts 2022 Page | 35

SECTION 172 STATEMENT Section 172 of the CA 2006 requires a director of a company to act in a way that he or she considers, in good faith, would be most likely to promote the success of the company for the benefit of its members as a whole. In doing so, the directors must have regard, amongst other matters, to (a) the likely consequences of any decision in the long-term; (b) the interests of the company’s employees; (c) the need to foster the company’s business relationships with suppliers, customers and others; (d) the impact of the company's operations on the community and the environment; (e) the desirability of the company maintaining a reputation for high standards of business conduct; and (f) the need to act fairly as between members of the company. Our stakeholders This section sets out the Company’s key stakeholders, the initiatives and engagement taken to build and maintain the Company’s relationships with such stakeholders, as well as the information and feedback the Directors receive on them. REGULATORS IGT’s activities are subject to extensive and complex governmental and regulatory requirements, which are constantly evolving and may vary from jurisdiction to jurisdiction. We continue to build on our well-established local presence and relationships with regulators in the countries where IGT operates around the world. Initiatives and engagement • We continued to cooperate with regulatory authorities for the purpose of maintaining, renewing and expanding our global regulatory licensing portfolio, attending to personal interviews as well as corporate visits and routine investigations. • We continued to work with gaming authorities and industry groups to expand IGT’s responsible gaming product offerings that go above and beyond jurisdictional regulations. • IGT’s top managers regularly attended meetings with public authorities and institutions at local and global levels to actively provide updates and demonstrate integrity, knowledge and expertise. • IGT’s Global Compliance and Governance Committee, established in accordance with the Twelfth Revised Order of Registration issued by the Nevada Gaming Commission and the Nevada Gaming Control Board, item 12, requiring to maintain a “gaming compliance program plan”, is responsible for administering IGT’s Global Compliance Governance Plan, and met at least quarterly to review matters contemplated under the Plan and to consider information gathered through reports, investigations or otherwise. • IGT’s Global Compliance and Governance Committee received quarterly risk management updates so that members were generally aware of key risks and mitigating strategies. • IGT’s Government Affairs Committee, comprised of senior leaders of IGT who are responsible for administering IGT’s Government Affairs Policy to oversee the Company’s government relations matters, met at least quarterly to review, discuss and approve matters relating to government relations, political contributions and other related matters as they arose from time to time. Information on stakeholders • The Audit Committee receives quarterly updates on instances involving regulatory violations, citations, and fines, as well as general regulatory compliance updates, the most significant of which are typically reported to the Board. • The Audit Committee receives at least quarterly risk management updates, the most meaningful of which are typically reported to the Board so that the Directors are aware of the key risks, their evolution and potential impact on the Company’s strategic goals, and of the mitigating strategies. • The Audit Committee receives an annual report on the activities of IGT’s Global Compliance and Governance Committee (which includes reports on the activities of IGT’s Government Affairs Committee, including on new and amended government relations, agreements and quarterly financial contributions made by IGT). • Each Board committee also receives general regulatory and market practice updates so that the Directors are kept informed of regulatory and market developments in their area of responsibility. EMPLOYEES Employees contribute to business success and IGT values, respects, and appreciates the contributions of its employees who enable the Company to continue to meet the business challenges posed in today’s gaming market. We are committed to creating an engaging employee experience. Initiatives and engagement • IGT continued to focus on employee communication, distributing weekly employee newsletters highlighting stories within the business, as well as employee news. OneIGT, the Company’s intranet, launched in January 2020, celebrated more than three million views in 2022, a 50% increase. IGT produced close to 50 town halls to ensure employees were knowledgeable about the Company’s business development and strategy. • IGT’s “listening strategy”, launched in 2021, encompasses MyVoice (an employee engagement survey), a hiring manager survey, candidate survey and exiting employee survey. The Company is Strategic Report Annual Report and Accounts 2022 Page | 36

establishing employee touch points, as well as potential candidates, to ensure IGT is always providing an optimal employee experience. For example, feedback from the hiring manager survey has already prompted an improvement in how IGT orders equipment and streamlined the process for new hire on-boarding. In 2022, IGT launched MyVoice, continued the hiring manager, candidate and exiting employee survey and introduced an on- boarding survey. The Company also implemented a Future Ways of Working survey to collect data on employees’ return to the office. Data received from the surveys will help inform future decisions impacting the employee experience. • IGT’s GROW workshops enable employees to take charge of their own careers, supporting ongoing employee development which, as noted in the prior 2020 MyVoice survey, is a key driver of engagement. This was supported by a refreshed approach to online learning via Udemy/LearnShare and HarvardManageMentor. In light of the pandemic, IGT pivoted the in-person Manager Essentials Program, for all first line managers, to virtual and ran a third cohort of Leading IGT for vice presidents and above partnering with Harvard University to deliver the program. The Company also relaunched its Transformative Leadership program for directors and senior directors. IGT has placed a special emphasis on mental health, facilitating several workshops, as well as looking towards the future ways of working, with a dedicated site full of resources to enable managers and employees in this new hybrid work model. • IGT’s integrated talent management program enables the Company and its managers to truly know the talent within the organization. By calibrating and collaborating on employees’ performance, potential and critical roles, IGT is proactively identifying high performing talent, while empowering employees to take control of their careers. In 2022, more than 3,600 employees and managers participated in training sessions and open houses, to better understand the process and the available tools, and almost 1,500 employees were promoted into new roles. • IGT strengthened its commitment to employee health and wellness and launched a global Employee Assistance Program, and delivered dedicated workshops in support of Mental Health & Wellness. Information on stakeholders • The Compensation Committee receives updates and reports from the People & Transformation department on human capital matters, including on succession planning, talent management processes, talent development and retention strategies, workforce turnover and attrition rates (also against market benchmarks), employee engagement initiatives and on IGT’s Global Strategic Plan for Diversity and Inclusion to create a more inclusive organizational culture. The most meaningful updates are typically reported to the Board. • The Compensation Committee reviews management recommendations and advises on broad compensation policies. • The Nominating and Corporate Governance Committee reviews the annual Sustainability Report which discloses, amongst other things, talent attraction and retention, diversity, equity and inclusion, and how IGT ensures fair labor and favorable working conditions and the respect of health and safety standards. • The Audit Committee is in charge of reviewing cases of whistleblowing. SHAREHOLDERS Our retail and institutional shareholders are the owners of the Company, and they play an important role in monitoring the performance of the Company. We continue to maintain regular dialogue with shareholders, potential new investors, proxy advisors, rating agencies and analysts, including to communicate on announced strategic changes or initiatives, through a combination of meetings, correspondence, and reporting. Initiatives and engagement • IGT’s representatives participated in several investor conferences which provided opportunity for interactions with investors and analysts, including equity and leveraged finance conferences. • Several virtual non-deal roadshows were also completed throughout the year, as were hundreds of ad-hoc, one-on-one meetings with members of the investment community. • We launched and continued to hold one-to-one meetings with our top institutional holders to discuss ESG topics of interest to the investment community. • We continued to engage with proxy advisory firms for insights on best practices on governance and executive compensation, as well as ESG and other matters. Information on stakeholders • The Directors receive updates and feedback on the continued dialogue between IGT and our institutional investors through meetings, calls, conferences and emails. • Each Board committee receives regular updates from management on market practices, recommendations and associated guidelines from advisors, professional bodies, and proxy advisory firms, as well as any notes analysts may have. • Each Board committee receives regular updates from management on IGT’s ESG and cyber ratings/ scores. Strategic Report Annual Report and Accounts 2022 Page | 37

COMMUNITY Due to our global operations, we have a real opportunity to have a significant positive impact in the areas in which we operate. We are committed to community involvement and supporting programs that enrich and strengthen the communities where IGT operates, deployed through corporate and employee-driven activities that support IGT’s sustainability goals. Initiatives and engagement • Our flagship community program, After School Advantage (“ASA”), devoted to providing young people with access to technology in a safe, nurturing afterschool environment while promoting opportunities in digital learning centers in communities where IGT operates, has been implemented throughout North America, South America, Latin America and the Caribbean since its launch in 1999. The ASA program continued in 2022 featuring a second Robotics Camp in the Caribbean in partnership with Mona GeoInformatics Institute (Mona GIS) and the pilot of the IGT Maths Challenge, a partnership with the U.K. Stem Discovery Centre. • IGT’s Community Ambassador program, a network of IGT employees across the globe who share a passion for their communities and for supporting good causes, has continued to schedule local community engagement events on behalf of IGT in 2022, such as participating in the Global Giving Week while observing health and safety precautions, food insecurity awareness month, and literacy awareness month that included IGT employees reading books aloud on video for charity groups. • We encourage employees to be actively engaged with organizations that align with the Company’s overall community support endeavors. In 2022, we released our Community Giving & Engagement Policy that set guidelines and solidified the strategic direction of IGT’s community giving and engagement programs. IGT Day Off For Volunteerism also continued in 2022 to allow support and recognition of employee volunteer activities that serve communities. • IGT in Italy continued to support the protection and enhancement of Italian artistic and cultural heritage through the preservation and restoration of art masterpieces. During 2022, IGT supported the restoration work of the two frescos - “Trionfo di Galatea” by Raffaello and “Le Nozze di Alessandro e Roxane” of Sodoma, located in Villa Farnesina, today the official seat of Accademia Nazionale dei Lincei. • IGT in Italy contributed to the Casilino Sky Park, a project of urban regeneration, sports, art, environment, sociality, and inclusion which transformed the roof of a multi-story parking lot into an open-air plaza equipped with sport grounds and structures, intended as a social and cultural meeting place. The park offers the local community a unique place of great aesthetic and cultural value with all vertical surfaces of the park decorated by three internationally renowned Italian street artists, with Airlite, a paint which contributes to neutralizing pollutants. • We launched a virtual volunteering platform that will allow IGT employees around the world to expand their awareness and contribution to community- based organizations worldwide. See “Sustainability - Community” on page 29, for community activities carried out by the Company. Information on stakeholders • The Nominating and Corporate Governance Committee oversees IGT’s global sustainability plan which has the goal to further integrate sustainability along the entire value chain and improve ESG impact in the Company’s daily operations, and receives updates on initiatives carried out or planned by the global sustainability team that drive IGT towards its priorities and ambitions. • While reviewing the annual Sustainability Report, the Nominating and Corporate Governance Committee has the opportunity to consider IGT’s participation in a broad array of community involvement and employee engagement initiatives. PLAYERS AND CUSTOMERS IGT strives to deliver unrivalled gaming experiences that engage players and drive growth, whilst also maintaining a long- standing commitment to player protection through close relationships with customers, gaming regulators, research institutes, and advocacy groups that promote tools to prevent problem gambling and support responsible gaming. IGT works closely with its customers to help them attract and retain new players and conducts extensive research on its products and solutions to understand player behavior and ensure the highest level of performance, player experience and safety. Initiatives and engagement • We continued to host and exhibit at a variety of customer and industry events in 2022, including trade shows such as the Global Gaming Expo (G2E), Indian Gaming Tradeshow & Convention, Australasian Gaming Expo (AGE), EL Industry Days, World Lottery Summit (WLS), numerous customer forums throughout the world, in-venue product launch activations, innovation seminars, retail webinars, workshops and training. Such events not only provide service, product, brand and trend awareness, which also serve as a platform to gain better understanding of customer ever- Strategic Report Annual Report and Accounts 2022 Page | 38

changing needs, but also provide IGT with additional opportunities to promote its solutions and reinforce IGT’s global strength with a local focus. Challenges, best practices and other retailer insights, as well as business updates from IGT leadership, are shared through such events. • We continued to participate in gaming and lottery industry association events, dialogues (e.g. EL/WLA CSR/RG Seminar, EL Communications Workshop, NASPL Professional Development Seminar and MGS Summit in Macau) and panel discussions with other industry thought leaders (e.g. PGRI Retail Modernization, PGRI Digital Lottery, PGRI Lottery Expo, and La Fleurs) to understand challenges and opportunities facing the gaming industry and to stay enlightened to public policy issues. • We continued to produce content and campaigns for magazines, newsletters, promotional materials and other corporate literature for customers and players. In 2022, we maintained our leadership presence across the five major lottery trade publications globally with more than 35 feature articles highlighting IGT lottery innovations, thought leadership, operator experience, and sustainability initiatives, as well as more than 40 links to expanded digital content, which provided readers with further information via related videos, presentations, microsites, and more. • We continued to ensure that our contact centers provide assistance that meets the expectations of IGT’s players and customers, and to seek feedback from customers through satisfaction surveys, scorecards, trade marketing surveys on new products and services, and in person customer reviews, as part of IGT’s ongoing efforts to provide best-in-class service to its customers by understanding how well the Company is meeting their needs and identifying products and services requiring improvements. • We continued to promote responsible play with initiatives targeting consumers directly, including through participation in annual Responsible Gaming campaigns. In 2022, IGT launched its Positive Play campaign which included multi-channel content and communication in supporting Problem Gambling Awareness Month in North America. In Italy, IGT continued to support problematic lottery players through the help-line service provided by FeDerSerD (Italian Federation of Operators of Departments and Services of Addictions), as well as the use of Positive Play Scale which assesses the characteristics of players who play in a positive and responsible fashion, in order to encourage positive play behaviors promoted among all our stakeholders. Information on stakeholders • The Directors receive quarterly updates and feedback on the Company’s operations, business development, performance and position. • The Nominating and Corporate Governance Committee oversees IGT’s global sustainability plan which has the goal to further integrate sustainability along the entire value chain and improve ESG impact in the Company’s daily operations, and receives updates on initiatives carried out or planned by the global sustainability team that drive IGT towards its priorities and ambitions, including IGT’s commitment as a responsible and ethical supplier of gaming and lottery products and services. • While reviewing the annual Sustainability Report, the Nominating and Corporate Governance Committee has the opportunity to consider (i) updates on IGT’s main objectives pertaining to players such as adopting tools to prevent problem gambling, supporting responsible gaming organizations that address problem gambling, and preventing underage gambling, and (ii) IGT’s interactions with its customers. SUPPLIERS Suppliers play a key role in IGT’s ability to support its customers’ requirements. We work with suppliers that can ensure high quality goods and services and meet high economic, ethical, and socio-environmental standards. Initiatives and engagement • We continued to require suppliers to (i) acknowledge that they share the commitments listed in the Supplier Code of Conduct which is available in several languages to help better spread ideas and information locally, as well as (ii) to comply with IGT’s Environmental Compliance Policy which encompasses IGT processes to ensure that products meet environmental compliance requirements. • We continued to undertake periodic business and quality reviews on suppliers, and to provide them with the relevant feedback to help IGT meet its customers’ expectations for quality, cost and delivery of its products and services. • We continued to perform environmental assessment on our suppliers, including first-hand observations through informal inspection of onsite conditions, examining availability of appropriate or required licenses from local government, as well as observing hazardous solid waste management processes. • We continued to identify those suppliers who contribute to the generation of greenhouse gas from the Company’s upstream operations and intend to engage directly with key suppliers with respect to our decarbonatization pathway. • We continued to utilize input from strategic suppliers to re-design electronic systems around available material to deal with the most difficult shortages, and coordinate with strategic contract manufactures to search for global broker and spot market channels to resolve shortages. Strategic Report Annual Report and Accounts 2022 Page | 39

Information on stakeholders • The Directors receive quarterly updates and feedback on the Company’s operations, business development, performance and position. • The Nominating and Corporate Governance Committee oversees IGT’s global sustainability plan which has the goal to further integrate sustainability along the entire value chain and improve ESG impact in the Company’s daily operations, and receives updates on initiatives carried out or planned by the global sustainability team that drive IGT towards its priorities and ambitions, including IGT’s commitment to environmental and human rights protection along the supply chain of the organization. • While reviewing the annual Sustainability Report, the Nominating and Corporate Governance Committee has the opportunity to consider IGT’s initiatives in fostering sustainable operations. • The Audit Committee receives periodic risk management updates (including risks pertaining to the Company’s supply chain), the most meaningful of which are typically reported to the Board, so that the Directors are aware of the key risks, their evolution and potential impact on the Company’s strategic goals, and of the mitigating strategies. • The Directors receive information on the initiatives and activities undertaken in connection with the Company’s supply chain as part of its review and approval of the UK Modern Slavery Act statement. Key decisions The Directors tend to consider each matter which comes before the Board and its committees from a long-term value perspective, including in connection with the expected impact on the interests of IGT’s stakeholders. The Board and its committees receive from management information and reports relating to operations across IGT, including the interests and views of key stakeholders, for consideration and discussion among Directors. Set out below are examples of key decisions taken in 2022 which took into consideration the Company’s stakeholders and other factors when the decisions were made. Board and committee membership Stakeholders considered: The Board implemented a number of changes to the Company’s senior executive team and Board composition in January 2022, which is an important step in positioning the Company for the next phase of its evolution: • Effective January 14, 2022, the Board appointed Ashley M. Hunter and Maria Pinelli as Non- Executive Directors. Ashley M. Hunter was also appointed to the Nominating and Corporate Governance Committee and Maria Pinelli was appointed chair of the Audit Committee, replacing Vince Sadusky. • Effective January 24, 2022, Lorenzo Pellicioli retired as Chairperson of the Board and remains a Non- Executive Director. On the same date, Marco Sala became Executive Chair of the Board and Vince Sadusky became CEO and Executive Director of the Board. The change in roles of existing Directors and the appointments of new Board members with deep and diverse professional experiences were aimed at strengthening IGT’s capabilities to execute on its long- term strategy and on the identification of new value creation initiatives. The Board, with support from the Nominating and Corporate Governance Committee, continues to evaluate its composition to ensure the right mix of skills are present to meet the Company’s evolving needs. The Board believes that a diverse Board leads to a better understanding of the interests of the Company’s key stakeholders when taking strategic decisions. Sale of Italian Commercial Payment Business Stakeholders considered: In February 2022, the Board approved the sale of the Italian proximity payment business to PostePay S.p.A. - Patrimonio Destinato IMEL, an entity of the Italian postal service provider group, for a purchase price of €700 million. The transaction, which was completed in September 2022, not only provided IGT with an opportunity to monetize IGT’s market leadership in the Italian proximity payment business at an attractive value, but also allowed streamlining of the Company’s products and solutions portfolio to focus its efforts and resources on the core and strategic assets. The disposal allows the Company to realize greater long-term business value and obtain higher efficiency as we continue to pursue sustainable growth and meet stakeholder expectations. Acquisition of iSoftBet Stakeholders considered: Following the establishment of a dedicated PlayDigital business segment in September 2021 comprising iGaming and sports betting activities that were previously part of the Global Gaming business segment, the Board supported the acquisition of iSoftBet, a leading iGaming content provider and third-party game aggregator, for cash consideration of €162 million and contingent consideration of up to €4 million. The acquisition, which was completed in July 2022, enhanced IGT PlayDigital’s competitive capabilities with a proven, complementary content portfolio across Europe and North America as IGT provides best-in-class games and technology to its fast-growing iGaming Strategic Report Annual Report and Accounts 2022 Page | 40

customers. The acquisition would support the Company’s long-term growth prospects to maintain leadership in high-growth digital and betting spaces and meet stakeholder expectations. Financing and share repurchase program Stakeholders considered: The Board approved an amendment and extension of the Company’s revolving credit facilities and an amendment of its term loan facilities which closed in July 2022. These transactions represent a continuation of the several capital structure initiatives executed over the last few years to bolster IGT’s credit profile. Among other changes, the revolving credit facilities amendment increased the aggregate commitments of the lenders from approximately US$1.68 billion equivalent to approximately US$1.83 billion equivalent as of the date of their completion, and extended the final maturity date by three years to 2027. The Board further approved the tender offer of up to $500 million (subject to increase or decrease at the discretion of IGT) senior secured notes due in 2024 and 2025 which completed in September 2022, to extend the average life of the Company’s debt and reduce the average cost of borrowing. The decision also helped improve the outlook for IGT’s liquidity position, protect the long-term value of the business, further strengthen the Company’s financial resilience, protect stakeholder value and meet stakeholder expectations on resource deployment and allocation. During the year, the Board also continued to support the Company’s multi-year share repurchase program launched in November 2021 to return capital to shareholders and meet stakeholder expectations. Further details on the repurchase activities completed during 2022 are disclosed in the Directors’ Report on page 57. Benson Legal Settlement Stakeholders considered: An agreement in principle to settle the Benson v. DoubleDown Interactive LLC et al. lawsuit and associated proceedings brought against IGT since 2018 was approved by the Board in August 2022. IGT completed the sale of DoubleDown Interactive LLC, the operator of social gaming business DoubleDown Casino, to DoubleU Diamond LLC, a subsidiary of DoubleDown, in June 2017. The settlement, which takes effect only after final court approval and an associated agreement with DoubleDown, would also resolve all indemnification and other claims between IGT and DoubleDown and their respective subsidiaries and affiliates relating to the lawsuit. Strategic Report Annual Report and Accounts 2022 Page | 41

PRINCIPAL RISKS AND UNCERTAINTIES The Company faces a number of risks which could impact the achievement of its corporate objectives. These risks can be caused by factors internal or external to the Company. While it is not possible to identify or anticipate every potential risk due to the changing business environment, the Company has an established Enterprise Risk Management (“ERM”) program to identify, assess, manage, report and monitor key risks. The ERM program also monitors multiple news and information sources, and works with leading external risk research and advisory companies, in collaboration with participants from a variety of industries, to gauge and track the emerging risk landscape to help identify potential emerging risks. The Company has the following ERM model in place to help ensure there is effective risk governance and that sound risk management practices are established and adhered to. Generally, risks are assessed on both an inherent basis (i.e. the theoretical risk if there were no mitigating controls in place) and a residual basis (i.e. the risk that remains after considering and assessing the effectiveness of controls). The assessment methodology incorporates a determination of the likelihood that a risk will occur, and the potential financial, regulatory, and reputational impacts if it were to materialize. It also includes an evaluation of the operating and design effectiveness of such risk’s controls. At IGT, risks are categorized as follows: 1. Strategic: Risks arising from the fundamental business decisions that senior management makes concerning IGT’s strategy and objectives and can also relate to management’s ability to anticipate and react to changing economic, operating, environmental, or other external conditions; 2. Operational: Risks arising out of IGT’s daily tactical business activities and are the result of inadequate or failed internal processes and systems, human error and misconduct, or external events (e.g., natural disaster). Operational risks exclude those specific to Technology and Information Security Risks below; 3. Government, Regulatory and Legal: Risks as a result of intentional or inadvertent violations of, or non compliance with, applicable laws, regulations, codes of conduct, or organizational and/or ethical standards of practice by the actions or inactions of employees, suppliers, third parties, etc.; 4. Technology and Information Security: IGT’s exposure to harm or loss resulting from breach of, or attacks on, IGT’s information systems, or the risk of possible loss or harm related to the breach or inadequate management of technology infrastructure, or the unauthorized use of technology within IGT resulting in theft or loss of information to IGT’s strategy, businesses, products, customers, or employees; and 5. Financial: Risks relating to IGT’s ability to acquire, manage and deploy its financial resources and prudently manage the financial risks associated with it. Strategic Report Annual Report and Accounts 2022 Page | 42

The potential impact of IGT’s top key risks, and the primary mitigating controls in place to manage their impact, are as follows: Strategic Talent The Company’s ability to attract and retain key management, product development, finance, marketing, and research and development personnel, and its ability to attract and maintain a diverse workforce, is directly linked to the Company’s continued success. In all of the industries in which the Company operates, the market for qualified executives and highly-skilled technical workers is intensely competitive, and increasing competition for talent and changing expectations of current and prospective employees pose new challenges relating to the attraction and retention of key personnel. The loss of key employees or an inability to hire a sufficient number of technical staff could limit the Company’s ability to develop successful products and could cause delays in getting new products to market. • We develop and update succession plans for key roles. • We provide well-structured and competitive reward and benefit packages that ensure our ability to attract and retain the employees we need. • We invest in training and career development opportunities for our people to support them in their careers. • We strive to create a fair and inclusive culture that values unity, diversity, and belonging in our people, players, customers, and communities. Increased competition The industries in which the Company operates are dynamic and evolving, with new and emerging products, services, technologies, innovations, participants, and competitors. The Company’s future success will depend, in part, on its ability to successfully navigate and lead in this changing competitive landscape in order to maintain or increase its market share, attract new customers and players and retain existing ones, and develop innovative services, products, and distribution methods/systems. Increased competition may result in increased pricing pressures on a number of the Company’s products and services, and may impact the Company’s results and financial position. • We devote significant time and resources to researching and developing innovative services, products, and distribution methods/ systems. Environmental, Social and Governance (ESG) Stakeholders demand greater corporate accountability, transparency and sustainability and want to know how organizations are affecting the environment, how they treat their employees, customers and communities, and if they conduct their business ethically. The Company is expected to be able to implement best practices or effectively manage, and meet stakeholder expectations around, evolving ESG issues such as greenhouse gas emissions, tracking or monitoring emissions, responsible gaming, community support initiatives, sustainable operations and compliance with relevant laws and regulations. The Company’s ESG practices may influence investment and business decisions of investors and business partners, respectively. • We strive to develop ESG initiatives and programs, such as the forward- looking global Sustainability Plan, that drive the Company towards its priorities and ambitions. • We maintain certifications in responsible gaming and offer responsible gaming features as part of our core products. • We support the community through corporate and employee driven programs. Operational Contract manufacturing and supply chain The Company purchases most of the parts, components, and subassemblies necessary for its lottery terminals and electronic gaming machines from outside sources. The Company outsources the manufacturing and assembly of certain gaming and lottery terminals to third-party vendors. The Company’s operating results could be adversely affected if one or more of its manufacturing and assembly outsourcing vendors fails to meet defined quality standards and production schedules. Disruptions and delays could adversely affect our suppliers’ ability to meet production schedules. • We put in place multiple mitigation strategies to reduce the impact of supply chain and parts shortages, including adjusting delivery and production schedules. • We continue to monitor the extent of the supply chain and parts shortages and its impact on the Company’s operations. Key Risk Impact Mitigation Strategic Report Annual Report and Accounts 2022 Page | 43

Product integrity The real and perceived integrity and security of the Company’s products and systems are critical to its ability to attract customers and players. The Company could be negatively impacted if there is a real, perceived, or alleged lack of integrity or security of its products or systems, or there are other product flaws or defects, or if the Company’s products, games and/or systems are used or accessed in a way that the Company does not authorize or intend. • We devote significant time and resources to researching and developing quality products that meet exacting specifications and expectations around integrity. • There are robust quality assurance and product approval processes. Government, Regulatory and Legal Regulatory suitability and licensing The Company is subject to extensive background investigations, and other investigations of various types are conducted by governmental and licensing authorities with respect to applicable gaming regulations. These regulations and investigations vary from time to time and from jurisdiction to jurisdiction where the Company conducts business. The Company’s operations may be impacted if we are unable to obtain a privileged gaming license or have a privileged gaming license revoked by a regulatory authority. • Regulatory suitability and licensing are centrally coordinated by a dedicated team with the objective of obtaining and maintaining our privileged gaming licenses. Technology and Information Security External cyber-attacks The Company's business involves the storage and transmission of confidential business and personal information, and theft and security breaches may expose the Company to a risk of loss of, or improper use and disclosure of, such information, which may result in significant litigation expenses and liability exposure. Cyber- attacks on businesses are becoming more frequent, and increasingly more difficult to anticipate and prevent due to their rapidly evolving nature, and the Company believes that risks and exposures related to cybersecurity will remain high for the foreseeable future. Any failure, compromise, or breach of the Company's security measures that results in the release of confidential business and/or personal information could seriously harm the Company’s reputation and have a materially adverse effect on the results of operations, business, financial condition or prospects of the Company and the Company’s customers. Additionally, cyber-attacks could also compromise trade secrets and other sensitive information and result in such information being disclosed to others and becoming less valuable. • We continuously implement and improve network security measures and data protection safeguards to prevent or detect cyber-attacks. • We put in place and improve our internal policies and procedures, and also hold insurance policies that can mitigate losses incurred due to cyber- attacks. Financial Leverage and indebtedness The Company relies on its ability to obtain funding in order to operate its business, meet its obligations, and fund growth. Should the Company exceed or not meet desired leverage and/or indebtedness levels or targets, it could result in debt agreement covenant breaches, credit rating downgrades, or an inability or reduced ability to access additional funds, if needed, thereby potentially impacting current operations and future success. • We have robust, centrally coordinated processes around financial planning, analysis, forecasting, KPI monitoring, and reporting. • We maintain a deep, diversified, and stable pool of banking partners and maintain regular dialogue with rating agencies. • We have and can employ a variety of tools, including portfolio optimization and disposals, dual currency access to capital markets, and strategic and operational adjustments. Key Risk Impact Mitigation Strategic Report Annual Report and Accounts 2022 Page | 44

The Company also faces other risks and uncertainties in its operations. For example: • The Company has a concentrated customer base in certain business segments, and the loss of any of its larger customers (or lower sales from any of these customers) could lead to significantly lower revenue. • The Company’s operations are dependent upon its continued ability to retain and extend its existing contracts and win new contracts. The termination of or failure to renew or extend one or more of the Company’s lottery contracts, or the renewal or extension of one or more of the Company’s lottery contracts on materially altered terms, could have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects. • The COVID-19 pandemic has had, and COVID-19 or other future pandemics may have, an adverse effect on the Company’s business, operations, financial condition, and operating results. • Adverse changes in discretionary consumer spending and behavior, including as a result of the occurrence or perception of economic slowdown or inflation, may adversely affect the Company's business. • The Company’s Italian licenses, lottery contracts in the U.S. and in other jurisdictions, and other service contracts often require performance bonds or letters of credit to secure its performance under such contracts and require the Company to pay substantial monetary liquidated damages in the event of non-performance by the Company. • Brexit has created uncertainty that could impact the Company's operations, business, financial condition, or prospects. • If the Company is unable to protect its intellectual property, unable to prevent its unauthorized use by third parties, or unable to license intellectual property from third parties, its ability to compete in the market may be harmed. • The Company’s inability to successfully complete and integrate acquisitions could limit its future growth or otherwise be disruptive to its ongoing business, and divestitures may materially adversely affect the Company’s financial condition, results of operations or cash flows. • The Company may be impacted by severe weather and other geological events (including as a result of climate change) that could disrupt the Company’s operations or the operations of the Company’s customers, suppliers, data service providers and regulators. • The Company’s operations could also be impacted by geopolitical events, including the outbreak of hostilities (such as the Russia-Ukraine conflict), other acts of violence, any of which could adversely affect the Company’s ability to operate and deliver its products and services. • The Company faces risks related to the extensive and complex governmental regulation applicable to its operations, and is exposed to risks in relation to compliance with anti-corruption laws and regulations and economic sanction programs. • The concentrated voting power held by De Agostini may limit other shareholders’ ability to influence corporate decisions. • Changes to U.S. and foreign tax laws could adversely affect the Company. • Covenants in the Company’s debt agreements may limit its ability to pay dividends, repurchase shares, and operate its business. • The Company’s results of operations may be negatively impacted if any impairment of goodwill or intangible assets is determined. • The establishment and utilization of alternative reference rates may increase the amount of interest the Company pays with respect to floating rate indebtedness denominated in U.S. dollars. • Fluctuations in foreign currency exchange rates affect our reported operating results and may also impact our ability to accurately predict our future results. This Strategic Report was approved by the Board on March 9, 2023 and signed on its behalf by: Vincent Sadusky Chief Executive Officer March 15, 2023 Strategic Report Annual Report and Accounts 2022 Page | 45

Directors' Report

This Directors' Report has been prepared in accordance with requirements outlined within The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008, as amended.

GOVERNANCE

Our Board of Directors

The Directors are responsible for the management of the Parent's business, for which purpose they may exercise all of the powers of the Parent whether relating to the management of the business or not.

The directors of the Parent for the year ended December 31, 2022 were: Marco Sala (Executive Chair), Vincent Sadusky (CEO), James McCann (Vice Chairperson and Lead Independent Director), Massimiliano Chiara (CFO), Alberto Dessy, Marco Drago, Ashley M. Hunter, Heather McGregor, Lorenzo Pellicioli, Maria Pinelli, Samantha Ravich and Gianmario Tondato Da Ruos.

The Board is currently comprised of (i) seven independent directors including James McCann, and (ii) five non-independent directors - Marco Sala, Vincent Sadusky, Massimiliano Chiara, Lorenzo Pellicioli, and Marco Drago. Messrs. Drago and Pellicioli are the Chair Emeritus and Chairperson, respectively, of the board of directors of De Agostini, the Parent's controlling shareholder.


Role
3; 25.0%
9; 75.0%
Executive
Non-executive


Independence
5; 41.7%
7; 58.3%
Independent
Non-independent


Tenure
4; 33.3%
8; 66.7%
0-4 years
5-9 years


Gender Diversity
4; 33.3%
Female representation


Ethnic Diversity
1; 8.3%
Ethnically diverse

Skills and Experience as reported by Directors	International experience	Other public company experience	Accounting / Financial reporting	Legal / Regulatory / Risk	Customer / Retail	*Digital / Technology	Institutional	Environmental, Social and Governance
Massimiliano Chiara	●	●	●					●
Alberto Dessy	●	●	●					●
Marco Drago	●		●				●	●
Ashley M. Hunter	●			●		●		●
James McCann	●	●			●	●		●
Heather McGregor	●	●	●					
Lorenzo Pellicioli	●		●	●			●	●
Maria Pinelli	●	●	●	●	●	●	●	●
Samantha Ravich	●			●		●		●
Vincent Sadusky	●	●	●	●		●		
Marco Sala	●	●			●		●	●
Gianmario Tondato Da Ruos	●	●	●		●			●

** Not to be interpreted narrowly as cybersecurity expertise*

Annual Report and Accounts 2022

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Marco Sala Executive Chair Age 63 Appointed to the Board April 2015 Committee membership - Marco Sala has served as the Executive Chair of the Board since January 2022. In June 2022, Marco Sala was appointed CEO of De Agostini S.p.A., IGT’s controlling shareholder, after being appointed as Chairman of DeA Capital S.p.A. in April 2022. Prior to this, he served as a member of the Board and CEO of the Company from April 2015 to January 2022, where he was responsible for overseeing the strategic direction of the Company. From April 2009 to April 2015, Marco Sala served as CEO to GTECH S.p.A. (IGT’s predecessor and formerly known as Lottomatica Group S.p.A. and Lottomatica S.p.A.). He joined Lottomatica as Co- General Manager in 2003 and served as a member of the Board. In August 2006, he was appointed Managing Director with responsibility for GTECH’s Italian Operations and other European activities. Previously, he served as CEO of Buffetti, Italy’s leading office equipment and supply retail chain. Prior to Buffetti, Marco Sala served as Head of the Business Directories Division for SEAT Pagine Gialle. Earlier in his career, he worked at Magneti Marelli (a Fiat Group company) and Kraft Foods. Marco Sala graduated from Bocconi University in Milan (Italy), majoring in Business and Economics. James F. McCann Vice Chairperson and Lead Independent Director Age 71 Appointed to the Board April 2015 Committee membership Ⓝ James McCann has served on the Board since April 2015. He is the Chairman of 1-800- Flowers.com, Inc. and previously served as Chief Executive Officer, a position he held since 1976. He is also Chairman of Worth Media Group, a publishing and event company. James McCann has served on the Board of Amyris, Inc. since 2019, where he chairs the Leadership Development, Inclusion and Compensation Committee and sits as a member of the Nominating and Corporate Governance Committee. From 2020 to 2022, James McCann served as the Chair and CEO of Clarim Acquisition Corporation, a blank check company targeting consumer-facing e-commerce. James McCann also previously served as Chairman of the Nominating and Governance Committee of Willis Towers Watson until his retirement in May 2019, as well as the Chairman of the Board of Directors of Willis Towers Watson from January 2016 to January 2019. Previously, he served as director (2004-2015) and non- executive Chairman (2013-2015) of Willis Group Holdings PLC (“Willis Group”). Prior to serving as the non-executive Chair of the Board of Directors of Willis Group, he served as the company’s presiding independent director. He previously served as a director and compensation committee member of Lottomatica S.p.A. (IGT’s predecessor) from 2006 to 2011, and as a director of Gateway, Inc., The Boyds Collection, Ltd., and Scott’s Miracle-Gro. Massimiliano (Max) Chiara Chief Financial Officer Age 54 Appointed to the Board April 2020 Committee membership - Max Chiara has served on the Board and as Chief Financial Officer of the Company since April 2020. Before joining the Company, Max Chiara served as Chief Financial Officer of CNH Industrial since September 2013. Max Chiara was also named the Chief Sustainability Officer at CNH Industrial in 2016, and he also served as head of Mergers & Acquisitions for CNH Industrial from 2017. Between 2009 and 2013, Max Chiara served in various positions with Fiat Chrysler Automobiles (and its predecessors) as Chief Financial Officer and Head of Business Development in Latin America, Vice President of Financial Planning and Analysis and Business Development Finance, VP Finance Brands and Marketing Controller, and served as Director of Business Development Finance for its engine business unit Fiat Powertrain between 2007 and 2009. Earlier in his career, Max Chiara held various managerial roles at Teksid Aluminum, PricewaterhouseCoopers, Robert Bosch, the Wuerth Group, and was an M&A financial analyst with Dresdner Kleinwort Benson. Max Chiara graduated from the Luigi Bocconi University in Milan (Italy), with a degree in Business Administration Cum Laude, and has a CEMS Master’s degree in International Management from the Bocconi University (with the University of Cologne in Germany as host school). Max Chiara is NACD (National Association of Corporate Directors) Directorship Certified. Max Chiara also held the position of Chairman of the Italian Association of Corporate Treasurers (AITI) for the years 2004-2007. Directors’ Report Annual Report and Accounts 2022 Page | 47

Alberto Dessy Independent Non-Executive Director Age 70 Appointed to the Board April 2015 Committee membership Ⓐ Ⓒ Alberto Dessy has served on the Board since April 2015. He is currently a Professor at Bocconi University. Alberto Dessy is a Chartered Accountant who specializes in corporate finance, particularly the evaluation of companies, trademarks, equity and investments, financial structure, channels and loan instruments, funding for development and in acquisitions and disposals of companies. He has been an expert witness for parties to lawsuits and as an independent expert appointed by the court in various legal disputes. He has previously served on the boards of many companies, both listed and unlisted, including Chiorino S.p.A., Redaelli Tecna S.p.A., Laika Caravans S.p.A., Premuda S.p.A., I.M.A. S.p.A., Milano Centro S.p.A., GTECH S.p.A. (IGT’s predecessor), and DeA Capital S.p.A. Alberto Dessy graduated from Bocconi University in Milan (Italy) and is a member of the distinguished faculty in corporate finance at the SDA Bocconi School of Management. Marco Drago Non-Executive Director Age 77 Appointed to the Board April 2015 Committee membership - Marco Drago has served on the Board since April 2015. From 2002 to 2015, Marco Drago served on the Board of Directors of GTECH S.p.A. (IGT’s predecessor and formerly known as Lottomatica Group S.p.A. and Lottomatica S.p.A.). In June 2022, Marco Drago has been appointed Chairman Emeritus of De Agostini S.p.A., the holding company of the De Agostini Group, leaving the Chairmanship held since 1997. Since July 2018, Marco Drago has been the Chairman of the Board of Directors of B&D Holding S.p.A. (formerly B&D Holding di Marco Drago e C. S.a.p.A., of which he had been President of the Board of Partners since 2006). He is also Vice President of Planeta De Agostini Group, a director of Atresmedia, a director of S. Faustin (Techint Group), Honorary Chairman of De Agostini Editore S.p.A., and a member of Assonime’s Board of Governors. Marco Drago graduated in Economics and Business at Bocconi University in Milan (Italy) in 1969. He started his career that same year in the family company joining Istituto Geografico De Agostini. In 1997 he replaced Achille Boroli as Chairman of De Agostini Holding S.p.A., having previously served as Executive Officer and Managing Director. He has received important awards such as “Bocconiano dell’anno” in 2001, and was made “Cavaliere del Lavoro” in 2003. Ashley M. Hunter Independent Non-Executive Director Age 43 Appointed to the Board January 2022 Committee membership Ⓝ Ashley M. Hunter has been a lecturer at the University of Texas at Austin School of Information since 2015, and is the founding partner of A. Hunter & Company, a leading risk management advisory firm. Previously she was Managing Director of HM Risk Group LLC where she assisted many startups and corporations with alternative risk transfer schemes and reinsurance placement, globally. Under her leadership, HM Risk Group became a leader in the development of niche insurance products for the sharing and assistive reproductive technology industry. Prior to founding HM Risk Group in 2006, she worked in various claims and underwriting management positions for State Farm Insurance Companies, The Hartford Insurance Company and AIG Insurance Company. Ashley M. Hunter is an active member of the Professional Liability Underwriting Society, Women in Private Equity and The Waters Street Club. She currently serves as a director for Affordable Central Texas, a Trustee for Zach Theatre, Fredericksburg Texas Zoning Board of Adjustment and a gubernatorial appointee for Motor Vehicle Crime Prevention Authority. Ashley M. Hunter has a BM in Music Theory and Composition from Centenary College of Louisiana and an MBA in Finance from Texas A&M University. She is also an accomplished concert violinist. Heather J. McGregor Independent Non-Executive Director Age 60 Appointed to the Board March 2017 Committee membership Ⓐ Heather McGregor is the Vice Principal and Provost of Heriot-Watt University in Dubai, and previously served as the Executive Dean of the business school in Scotland. Her earlier career was in investment banking and she then spent 17 years as an entrepreneur leading her own executive search firm prior to her move into higher education. Heather McGregor is an experienced writer and broadcaster, including writing for the Financial Times for 17 years. She is also the founder of the Taylor Bennett Foundation, which works to promote diversity in the communications industry, and a founding member of the steering committee of the 30% Club, which is working to raise the representation of women at senior levels within the U.K.’s publicly listed companies. In 2021, Heather McGregor was one of the first two people at Heriot-Watt University to be named a Principal Directors’ Report Annual Report and Accounts 2022 Page | 48

Fellow of the Higher Education Academy; in 2021 she was elected a Fellow of the Royal Society of Edinburgh. Heather McGregor was created a Dame Commander of the Order of the British Empire (DBE) in King Charles III’s 2023 New Year Honours List for her services to education, to business and to heritage in Scotland. Heather McGregor is a Chartered Global Management Accountant (CGMA), holds a PhD from the University of Hong Kong in Structured Finance and an MBA from the London Business School. She also graduated with a degree in Agricultural Economics & Marketing from Newcastle University. Lorenzo Pellicioli Non-Executive Director Age 71 Appointed to the Board April 2015 Committee membership - Lorenzo Pellicioli has served on the Board since April 2015. He was Chair of the Board from November 2018 to January 2022, as well as the Vice Chair of the Board from April 2015 to November 2018. From August 2006 to April 2015, Lorenzo Pellicioli served as Chairman of the Board of Directors of GTECH S.p.A. (IGT’s predecessor and formerly known as Lottomatica Group S.p.A. and Lottomatica S.p.A.). He previously served as Chief Executive Officer of De Agostini S.p.A. since November 2005, where he retired from the position effective June 2022. Lorenzo Pellicioli currently serves as Chairman of De Agostini S.p.A. and as a Director of Assicurazioni Generali, where he sits as a member of its Remuneration and Human Resources Committee and of the Investment Committee. Previously, he served as the first President and Chief Executive Officer of Costa Cruise Lines in Miami, a division of the Costa Crociere Group that operates in North America. He was then promoted to Worldwide General Manager of Costa Crociere S.p.A. From 2010 to 2011, Lorenzo Pellicioli served as Director of IDeA Alternative Investments S.p.A. and as Managing Director of DeA Factor S.p.A. He was also appointed President and Chief Executive Officer of the Compagnie Française de Croisières (Costa-Paquet), a subsidiary of Costa Crociere. Lorenzo Pellicioli took part in the privatization of SEAT Pagine Gialle and, after the acquisition, he was appointed Chief Executive Officer. Following the sale of SEAT, Lorenzo Pellicioli worked for the Telecom Italia Group as Head of the Internet Business Unit. Earlier in his career, Lorenzo Pellicioli served as General Manager of Advertising Sales and Vice General Manager of Mondadori Periodici (magazines) for the Gruppo Mondadori Espresso, the first Italian publishing group. He was promoted to President and Chief Executive Officer of Manzoni & C. S.p.A., an advertising division of the Group. He has also held various positions in the private sector of Italian television for Manzoni Pubblicità, Publikompass, and he was appointed the Vice Chairman of Bergamo TV Programmes after starting his career as a journalist for the newspaper Giornale Di Bergamo. Since 2006, he has been a member of the Clinton Global Initiative. He is also a member of the advisory boards of Investitori Associati IV, Wisequity II e Macchine Italia and Palamon Capital Partners. Lorenzo Pellicioli served as Chair of the Board of Directors of DeA Capital, as well as a Director of Banijay Group SAS and LDH SAS. Maria Pinelli Independent Non-Executive Director Age 60 Appointed to the Board January 2022 Committee membership Ⓐ Maria Pinelli is a global C-suite executive who currently serves as a member of the Board of Directors and the Audit Committee for Globant S.A., and as a member of the Board of Directors, Chair of the Audit Committee and a member of the Compensation Committee for Archer Aviation, Inc. From 2020 to 2022, Maria Pinelli served as a Board director and Chair of the Audit Committee for Clarim Acquisition Corporation. She served in a variety of leadership roles at Ernst & Young (EY) from October 1986 to November 2020, including consumer products and retail leader, technology leader, global vice chair – strategic growth markets, global IPO leader, and Americas leader – strategic growth markets. In her role as an advisor at EY, she successfully led more than 20 initial public offerings in four different countries and more than 25 merger and acquisition transactions worldwide and testified before the U.S. House Financial Services Committee on the state of the capital markets. Her experience includes strategic transactions and due diligence advice, Sarbanes-Oxley implementation and stakeholder management. She has served as an advisor to some of the world’s most iconic e-commerce, consumer products, and retail brands. Recipient of several awards, she was recognized as one of the Square Mile's most inspiring Power 100 Women which highlights the talkers, the thinkers, the women influencing policy and changing the way the City of London thinks. Maria Pinelli holds a Bachelor of Commerce from McMaster University in Hamilton, Ontario (Canada) and has completed executive education at Harvard Business School and The Kellogg School of Management at Northwestern University. Directors’ Report Annual Report and Accounts 2022 Page | 49

Samantha F. Ravich Independent Non-Executive Director Age 56 Appointed to the Board July 2019 Committee membership Ⓝ Ⓒ Dr. Samantha Ravich is a defense and intelligence policy and tech entrepreneur and the Chair of the Center on Cyber and Technology Innovation at the Foundation for Defense of Democracies and its Transformative Cyber Innovation Lab. She was formerly the Vice Chair of the President’s Intelligence Advisory Board; a Commissioner on the Congressionally-mandated Cyberspace Solarium Commission; and a member of the Secretary of Energy’s Advisory Board. Dr. Ravich is also a managing partner at A2P, LLC, a technology company that focuses on advanced advertising techniques, and a Board Governor at the Gemological Institute of America, where she sits on the Audit and R&D/Lab Committee. She was appointed to the Board of NDX Management, LLC in 2022. Previously, she was the Republican Co- Chair of the Congressionally-mandated National Commission for Review of Research and Development Programs in the United States Intelligence Community and served as Deputy National Security Advisor for Vice President Cheney. Dr. Samantha Ravich received her Ph.D. in Policy Analysis from the RAND Graduate School and her MCP/ BSE from The Wharton School, University of Pennsylvania and is a member of the Council on Foreign Relations and the National Association of Corporate Directors. Vincent (Vince) L. Sadusky Chief Executive Director Age 57 Appointed to the Board April 2015 Committee membership - Vince Sadusky has served as CEO of IGT since January 2022. He has served on the Board since April 2015, formerly as an independent non-executive director and Chair of the Audit Committee before transitioning to the CEO role. Vince Sadusky served on the International Game Technology (IGT’s predecessor) Board of Directors from July 2010 to April 2015. He formerly served as Chief Executive Officer and a member of the Board of Directors of Univision Communications Inc., the largest Hispanic media company in the U.S. He served as President and Chief Executive Officer of Media General, Inc., one of the U.S.’s largest owners of television stations, from December 2014 until January 2017, following the company’s merger with LIN Media LLC. Vince Sadusky served as President and Chief Executive Officer of LIN Media LLC from 2006 to 2014 and was Chief Financial Officer from 2004 to 2006. Prior to joining LIN Media LLC, he held several management positions, including Chief Financial Officer and Treasurer, at Telemundo Communications, Inc. from 1994 to 2004, and from 1987 to 1994, he performed attestation and consulting services with Ernst & Young. Vince Sadusky formerly served on the Board of Directors of Hemisphere Media Group, Inc., the Paley Center for Media and the National Association of Broadcasters. Vince Sadusky earned a Bachelor of Science degree in Accounting from Pennsylvania State University where he was a University Scholar. He earned a Master of Business Administration degree from the New York Institute of Technology. Gianmario Tondato Da Ruos Independent Non-Executive Director Age 63 Appointed to the Board April 2015 Committee membership Ⓒ Gianmario Tondato Da Ruos has served on the Board since April 2015 and is Chair of the Compensation Committee. From 2006 to April 2015, Gianmario Tondato Da Ruos served as a Lead Independent Director of GTECH S.p.A. (IGT’s predecessor and formerly known as Lottomatica Group S.p.A. and Lottomatica S.p.A.). Gianmario Tondato Da Ruos served as the Chief Executive Officer of Autogrill S.p.A. from April 2003 to February 2023. He joined Autogrill Group in 2000, and moved to the United States to manage the integration of the North American subsidiary HMSHost and successfully implemented a strategic refocusing on concessions and diversification into new business sectors, distribution channels, and geographies. Gianmario Tondato Da Ruos currently sits on the advisory board of Rabobank (Hollande) and on the strategic advisory board of Planet Farms Holding S.p.A. (Italy). He was previously Chairman of HMSHost Corporation, Autogrill Italia S.p.A. and Autogrill Europe S.p.A. Gianmario Tondato Da Ruos was also Chairman of World Duty Free S.p.A. and a director of World Duty Free Group S.A.U. Gianmario Tondato Da Ruos graduated with a degree in economics from Ca’Foscari University of Venice (Italy). Directors’ Report Annual Report and Accounts 2022 Page | 50

Board practices The Board has broad responsibilities for establishing the Company’s organizational structure, strategy, and risk profile to pursue long-term value creation and business growth of the Company whilst honoring commitments to stakeholders. To this end, the Board typically holds an annual strategy session with management present to review and discuss for each business segment the market trends, the strategic goals, the business plans to achieve those goals (including assumptions, projections, and conclusions) and the relevant key risks, as well as initiatives to implement, monitor and review each of these trends, goals, plans and risks periodically. At the beginning of each year, the outcome of the strategy session is translated into a revised three to five-year strategic plan, which may also involve organizational changes as appropriate. All business decisions that have a material impact upon IGT, such as strategic transactions and financing or capital markets opportunities, are generally reserved for the Board upon the proposal of the Audit Committee, and certain financial thresholds have been determined to identify specific matters requiring Board consideration and approval. The Board also periodically receives updates on key topics for analysis and discussion, such as cybersecurity (including evolving cyber threats), diversity, equity and inclusion, employee engagement, and more recently the Company’s initiatives regarding investor outreach and environmental, social and governance matters. The Board is supported by an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee, with a clear framework of matters delegated to each committee, summarized on pages 52 to 53 of this Directors’ Report. The Executive Chair focuses on managing the Board, corporate governance - including sustainability initiatives - and guiding the strategic direction of the Company, while the day-to-day management of the Company’s business has been delegated to the CEO, with senior management delegated with authority to make decisions within specified parameters which the Nominating and Corporate Governance Committee reviews annually. Corporate governance arrangements The Parent is a public limited company incorporated in England and Wales that has its ordinary shares listed on the NYSE. The Articles provide that, for as long as its ordinary shares are listed on the NYSE, the Parent shall comply with all NYSE corporate governance standards set forth in Section 3 of the NYSE Listed Company Manual (available at www.nyse.com) applicable to non- controlled domestic U.S. issuers, regardless of whether the Parent is a foreign private issuer. To this end, the Board adopted the Corporate Governance Guidelines (a copy of which is available at www.IGT.com) which reflect the Board’s commitment to monitor the effectiveness of policy and decision making both at the Board and management level, with a view to enhancing shareholder value over the long-term. In this regard, the Board periodically reviews its size and composition ensuring that a majority of the Directors shall be independent, and the Nominating and Corporate Governance Committee reviews each Director’s independence, character and integrity prior to appointment and in connection with re-nomination decisions. In considering possible candidates, the Nominating and Corporate Governance Committee is guided by a number of principles as set out in the Guidelines, including selecting directors such that the Board represents a diversity (in all aspects of that term) of background and experience, taking into account various factors and perspectives, such as professional experience, education and other demographics, such as gender, gender identity, race and ethnicity, as well as the variety of attributes that contribute to the Board’s collective strength. While the Corporate Governance Guidelines do not cover each and every issue that may surface, the Board is of the view that the Corporate Governance Guidelines set the proper tone for the operation of the Board and Directors’ Report Annual Report and Accounts 2022 Page | 51

will assist the Board in fulfilling its obligations to the diverse group of owners and other stakeholders of the Company. The Nominating and Corporate Governance Committee reviews the Corporate Governance Guidelines at least once a year to ensure that they remain suitable for the needs of the Company and in accordance with applicable laws and regulations. The Parent also voluntarily applies a selected number of provisions of the U.K. Corporate Governance Code which (i) are not inconsistent with the NYSE corporate governance standards, and (ii) would generally be expected by the market to be voluntarily applied by a company like the Parent. For example, the continued appointment of all Directors is normally subject to annual shareholder vote, and each committee of the Board is composed of independent non-executive directors. Also, the responsibilities of the Chairperson, the Lead Independent Director, the Board and each Board committee are set out in the Corporate Governance Guidelines and the charters for each Board committee which are publicly available at www.IGT.com. Board governance documents are reviewed at least annually to ensure that the Board has the policies and processes it needs in order to function effectively and efficiently. Annual evaluation of the Board also considers its composition, diversity and how effectively members work together to achieve objectives. The membership of each of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee meets the independence and eligibility requirements of the NYSE and applicable law. The members of each committee are appointed by and serve at the discretion of the Board until such member’s successor is duly elected and qualified or until such member’s earlier resignation or removal. The chairperson of each committee is appointed by the Board. Audit Committee The Audit Committee is responsible for, among other things, assisting the Board's oversight of: • The integrity of the Parent’s financial statements; • The Parent’s compliance with legal and regulatory requirements; • The independent auditor’s qualifications and independence; • The performance of the Parent’s internal audit function and independent auditor; and • The Parent’s internal controls over financial reporting and systems of disclosure controls and procedures. The Audit Committee is also responsible for oversight of risk assessment and risk management, including with respect to (i) major financial, legal and compliance, strategic and operational risk exposures (including, climate-related, and cybersecurity risk), and (ii) for making recommendations to the Board for any changes, amendments, and modifications to the Parent’s ethical codes of practice, such as the Code of Conduct and the Code of Ethics, and promptly disclosing any waivers for directors or executive officers, as required by applicable law. As part of the review of periodic reports and updates on the organization’s systems and controls as well as on the Company’s Enterprise Risk Management Program, and in addition to the review of accounting and treasury matters, related party transactions, and financial results and forecasts, the Audit Committee conducts deep dive reviews of risk management activities, including assessing issues affecting the Company, the Company’s principal and emerging risks and uncertainties together with related mitigations, prior to advising and reporting to the Board. The Audit Committee, alongside the Nominating and Corporate Governance Committee, continues to closely oversee and support management’s activities in meeting regulatory climate-related disclosures aligned to the Task Force on Climate- Related Financial Disclosures (TCFD) recommendations in the near future. Since 2022, the Audit Committee also holds dedicated sessions to receive and discuss updates and demonstrations on data protection and cybersecurity, and engages with management on the Company’s incident prevention plans and policies, threat-detection measures and prompt response to malicious activity and attacks to ensure the Company is well placed to meet the evolving risks and external threats in this area. The Audit Committee regularly meets with the external auditor, the CFO, the Chief Accounting Officer, the General Counsel and Internal Audit in separate, closed sessions. The Audit Committee pre-approves engagements of the Company’s independent auditor to audit the Company’s consolidated financial statements. The Audit Committee has a policy requiring management to obtain the Audit Committee’s approval before engaging the Company’s independent auditor to provide any other audit or permitted non-audit services to the Company or its subsidiaries. Pursuant to this policy, which is designed to ensure that such engagements do not impair the independence of the Company’s independent auditor, the Audit Committee reviews and pre-approves, if appropriate, specific audit and non-audit services in the categories of audit services, tax services, audit-related services, and any other services that may be performed by the Company’s independent auditor. Each member of the Audit Committee must meet the financial literacy requirement, as such qualification is interpreted by the Board in its business judgment, or must become financially literate within a reasonable period of time after his or her appointment to the Audit Committee. In addition, at least one member of the Audit Committee must have accounting or related financial management expertise, as the Board interprets such Directors’ Report Annual Report and Accounts 2022 Page | 52

qualification in its business judgment. All the members of the Audit Committee currently qualify as financial experts. Compensation Committee The Compensation Committee is responsible for, among other things: • Reviewing management recommendations and advising management on broad compensation policies such as salary ranges, deferred compensation, incentive programs, pension, and executive stock plans; • Reviewing and approving goals and objectives relevant to the CEO’s compensation, evaluating the CEO’s performance in light of those goals and objectives and reviewing the results of such evaluations with the Board, and setting the CEO’s compensation level based on this evaluation; • Reviewing and approving the compensation, incentive compensation plans and equity-based plans as well as the overall performance of the Company’s Executive Chair; • Making recommendations to the Board with respect to non-CEO executive officer (excluding the Executive Chair) compensation, incentive compensation plans and equity-based plans that are subject to Board approval; • Monitoring issues associated with succession and management development of the CEO and other senior executives; • Reviewing and recommending the amount of compensation paid to directors for Board and committee service and for serving as the Chairperson of a committee or Chairperson of the Board; • Creating, modifying, amending, terminating, and monitoring compliance with share ownership guidelines for directors and executives of the Company; • Overseeing, reviewing, monitoring and where appropriate or required, making recommendations to the Board on human capital management matters including culture and employee engagement and diversity, equity and inclusion; and • Overseeing, in conjunction with other Board committees delegated with such authority, engagement with investors/shareholders and proxy advisory firms on executive compensation matters. The Compensation Committee also reviews, monitors, and makes recommendations to the Board on talent tracking, development, and retention through customized training and career progression plans, and succession planning. Workplace safety and employee well-being ranked to the level of the Compensation Committee’s attention, especially during the COVID-19 related emergency. Activities undertaken by the Compensation Committee during 2022 are discussed in the Directors’ Remuneration Report, page 73. Nominating and Corporate Governance Committee The Nominating and Corporate Governance Committee is responsible for, among other things: • Recommending to the Board, consistent with criteria approved by the Board, the names of qualified persons to be nominated for election or re-election as directors (including, in consultation with the Compensation Committee, the CEO’s successor) and the membership and chairperson of each Board committee; • Reviewing each Director’s character and integrity prior to appointment and in connection with re- nomination decisions and Board evaluations; • Reviewing, at least annually the appropriate skills and characteristics required of Board members in the context of the current composition of the Board and its committees; • Periodically reviewing the size, composition (including diversity), and leadership of the Board and committees thereof and recommending any proposed changes to the Board; • Reviewing and reassessing at least annually, the Company’s Corporate Governance Guidelines and recommending any changes to the Board; • Determining, at least annually, the independence of each director under the independence requirements of the NYSE and any other regulatory requirements, and reporting such findings to the Board; • Overseeing, at least annually, the evaluation of the performance of the Board and each Board committee, as well as individual directors where appropriate; • Overseeing the Company’s strategy on sustainability and monitoring the implementation of the Company’s sustainability program, including review of the Company’s public disclosures regarding ESG matters; and • Overseeing in conjunction with other Board committees delegated with such authority, engagement with investors/shareholders and proxy advisory firms on ESG matters. In considering the size and composition of the Board, the Nominating and Corporate Governance Committee periodically reviews: (i) the working and leadership of the Board and its committees; and (ii) the key attributes of the directors (including eligibility, independence and Audit Committee members’ financial literacy/expertise) to detect any gaps vis-a-vis market benchmarks - including the U.S. Spencer Stuart Board Index and S&P MidCap 400 Index. The Nominating and Corporate Governance Committee also reviews proposed shareholder resolutions, proxy advisor guidelines and voting recommendations, as well as voting results, and oversees IGT’s global sustainability plan and its integration into business plans. Directors’ Report Annual Report and Accounts 2022 Page | 53

Directors' Report

Board and committee meeting attendance

2022 Board and committee meeting attendance[1]	Board	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Number of meetings held	**9**	**9**	**7**	**8**
Directors				
Max Chiara	9/9	-	-	-
Alberto Dessy	9/9	9/9	7/7	-
Marco Drago[2]	5/9	-	-	-
Ashley M. Hunter[3]	8/8	-	-	5/6
James McCann	9/9	-	-	8/8
Heather McGregor	9/9	9/9	-	-
Lorenzo Pellicioli	8/9	-		
Maria Pinelli[4]	8/8	9/9	-	-
Samantha Ravich[5]	9/9	-	7/7	8/8
Vince Sadusky	9/9	-	-	-
Marco Sala	9/9	-	-	-
Gianmario Tondato Da Ruos	9/9	-	7/7	-

(1) Comprise scheduled and unscheduled meetings.

(2) Marco Drago was absent from four meetings during the financial year due to personal commitments.

(3) Ashley M. Hunter was appointed to the Board and as a member of the Nominating and Corporate Governance Committee effective January 14, 2022.

(4) Maria Pinelli was appointed to the Board and as chair of the Audit Committee effective January 14, 2022.

(5) Samantha Ravich attended three of the Audit Committee meetings held, providing her input and expertise on cybersecurity.

There are at least five scheduled meetings for the Board and the Compensation Committee each year, and at least six for each of the Nominating and Corporate Governance Committee and the Audit Committee, and additional meetings are called as necessary. The attendance at Board and committee meetings during 2022 is expressed as the number of meetings attended out of the number that each Director was eligible to attend. Where a Director is unable to attend a Board or committee meeting, copies of all papers are still received in advance. The chairpersons of the Board and each committee, as well as the Lead Independent Director, are available for individual consultation between meetings and to provide briefing on any relevant outcomes from a Board or committee meeting should a Director be unable to attend. Executive sessions for Directors or committee members (as the case may be) with selected or no management in attendance, as well as Independent Director sessions, are regularly held at the end of each meeting to, among other things, summarize the outcome of the meeting and plan actions for the next one, which can be easily shared with absent participants.

Board and committee evaluation

The effectiveness of the Board is vital to the success of the Company. The Board undertakes a rigorous self-evaluation process each year to assess how the Board, its committees and each individual Director is performing. The Nominating and Corporate Governance Committee oversees the evaluation process, and determines the approach used.

The evaluation in 2022 was undertaken by way of an internal questionnaire, led by the Corporate Secretary team on behalf of the Nominating and Corporate Governance Committee, and supported by discussions with the Nominating and Corporate Governance Committee, the independent Directors and the full Board. The internal evaluation considered, amongst other things:

- The size, composition, performance and cohesion of the Board and its committees;
- The roles and responsibilities of the Board and its committees;
- The individual competence of each member of the Board;
- The quality of materials presented and operation of Board and committee meetings; and
- Any areas for improving the performance and effectiveness of the Board and its committees.

Any items of note that result from the questionnaire or subsequent discussions are followed up on by the Board or relevant committee.

The evaluation in 2022 revealed that the Board and each committee were largely satisfied with their respective performance, whilst all Directors reported being satisfied with their individual performance. There was also general satisfaction over the overall size and composition of the Board, the decision-making process, as well as the transparency and openness of corporate culture as demonstrated in meeting materials and in

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interactions among Directors and with management. Whilst there was general satisfaction surrounding the Board’s role and performance in carrying out its responsibilities, it was noted that the Board’s role in overseeing strategic projects, major bids and other meaningful operations for the Company’s growth and profitability, as well as the design and implementation of the Company’s risk-integrated strategic and operating planning, may be further amplified. Succession and selection processes for the Board and senior executives remain an area for potential further improvement. The Directors were generally satisfied with the annual evaluation process and that the issues raised following the annual directors’ evaluation conducted in 2021 were adequately addressed. Directors’ Report Annual Report and Accounts 2022 Page | 55

ADDITIONAL DISCLOSURES Matters reported in the Strategic Report The Strategic Report sets out those matters required to be disclosed in the Directors’ Report which are considered to be of strategic importance: • Likely future developments of the Company (see “Business model” and “Strategy” from pages 9 and 10, respectively); • Research and development (see “Research & Development (R&D)” on page 16); • Employee: Diversity, Equity and Inclusion; Equal employment, Communication, and Employee involvement in the Company’s performance (see “Employee” from page 33); • Engagement with employees and consideration of employees’ interests (see Section 172 Statement, “Our stakeholders” and “Key decisions” from page 36); • Engagement with suppliers, customers and others (see Section 172 Statement, “Our stakeholders” and “Key decisions” from page 36); and • Greenhouse gas emissions and energy consumption (see Sustainability, “Environment” from page 31). The Directors’ Report should be read in conjunction with the Strategic Report, the Directors’ Remuneration Report and other sections of this Annual Report and Accounts, all of which are incorporated into this Directors’ Report by reference. General information The Parent is a public company limited by shares, incorporated in England and Wales under the CA 2006 with registered number 09127533. The address of the Parent's registered office is 3rd Floor 10 Finsbury Square, London, England, EC2A 1AF. Branches As the Company is a global business, there are activities operated through many jurisdictions. In 2022, the Company was active in over 100 countries and had 30 branches. Directors’ interests The Directors have interests in the Parent’s ordinary shares as detailed in the Directors’ Remuneration Report of this Annual Report and Accounts. Directors’ indemnities In accordance with the Articles and to the extent permitted by law, (i) the directors and officers of the Parent or any of its associated bodies corporate (within the meaning of the Articles) are granted qualifying third party indemnity provisions for the purposes of the CA 2006 in respect of liability incurred as a result of their office, and (ii) the directors of the Parent are granted qualifying pension scheme indemnity provisions for the purposes of the CA 2006 in respect of liability incurred as a result of the Company’s activities as a trustee of an occupational pension scheme. These provisions were in force during the financial year ended December 31, 2022 and up to the date of this Annual Report and Accounts. In addition, the Parent maintained a directors’ and officers’ liability insurance policy throughout the year to cover against certain legal liabilities and costs for claims incurred in respect of any act or omission in the execution of their duties. Political donations and political expenditure During the year ended December 31, 2022, subsidiaries of the Parent made various forms of contributions (i.e. political (where permissible), charitable donations, membership dues, and sponsorships) to entities in the U.S. including a sponsorship to the Italian Embassy in the U.S. (San Francisco, California) and various other U.S. Embassies (located in Barbados, Trinidad & Tobago, and the Dominican Republic) and other non-US sponsorship events that have charitable, social welfare, trade and business sector, or political affiliations and missions. Some of these organizations and entities have affiliations with government officials. These contributions totaled $1.9 million in the U.S. as compared to $1.8 million in the U.S. in prior year. The Company has fully complied with jurisdictional reporting requirements for these contributions and all such contributions are permissible under applicable laws. Neither the Parent nor any of its subsidiaries for the year ended December 31, 2022 (i) made any donations to a registered political party, other political organization or any independent election candidate in the U.K., or (ii) incurred any political expenditure in the U.K. Share capital The issued share capital of the Parent as of March 9, 2023, is $20,655,920 and £50,000, consisting of 206,557,131 ordinary shares of $0.10 each (of which 6,873,196 shares were held in treasury), 206,557,131 special voting shares of $0.000001 each, and 50,000 sterling non-voting shares of £1 each. The special voting shares carry 0.9995 votes each (compared to 1 vote for each ordinary share) and are held at all times by a nominee appointed by the Parent. Shareholders who maintain their ownership of ordinary shares continuously for at least three years are eligible to elect to direct the voting rights in respect of one special voting share per ordinary share held for such period, provided that such shareholders meet certain conditions set out in the Parent's Loyalty Plan (details of which are available at www.IGT.com). Once those conditions have been met and that eligible shareholder has successfully elected to participate in the Loyalty Plan, that shareholder will have the voting power of the equivalent of 1.9995 votes for each ordinary share held. The special voting shares and ordinary shares will be treated as if they are a single class of shares and not divided into separate classes for voting purposes. Further details of Directors’ Report Annual Report and Accounts 2022 Page | 56

the special voting shares and the rights attaching to them are set out in the Articles. As of March 9, 2023, De Agostini had an economic interest of approximately 45.0% (excluding treasury shares) in the Parent and, due to its election to exercise the special voting shares associated with its ordinary shares pursuant to the Loyalty Plan, a voting interest in the Parent of approximately 61.5% of the total voting rights (excluding treasury shares). The Directors were authorized, at the 2022 AGM, to allot ordinary shares in the capital of the Company up to a maximum nominal amount of approximately $6.7 million and up to a further maximum nominal amount of approximately $6.7 million where the allotment is in connection with an offer by way of a rights issue, in each case representing approximately one third of the nominal value of the ordinary shares in issue on March 21, 2022, for a period expiring at the end of the next AGM (or if sooner, August 9, 2023). The Directors are requesting a new authority for the Parent to allot ordinary shares in the capital of the Company at the forthcoming AGM in line with the Investment Association Share Capital Management Guidelines. Share repurchase On November 16, 2021, the Company announced a $300 million multi-year share repurchase program, pursuant to which repurchases will be made pursuant to repurchase contracts entered into with counterparties approved by shareholders. For the period January 1, 2022 to December 31, 2022, the Parent bought back 5,373,196 ordinary shares of $0.10 each (representing 2.61% of the issued ordinary shares as of December 31, 2022) for a total consideration of approximately $114 million, in accordance with shareholder authority. All 6,873,196 ordinary shares repurchased under the multi-year share repurchase program were transferred into treasury. For further information, please see Note 21, Shareholders’ Equity to the Consolidated Financial Statements. The Parent obtained shareholder authority at the 2022 AGM to purchase a maximum of 10% of the aggregate issued ordinary shares of $0.10 in the Parent as of March 21, 2022, amounting to 20,338,793 shares. This authority will expire at the end of the next AGM (or if sooner, on November 9, 2023). The Directors are requesting a new authority at the forthcoming AGM in line with the Investment Association Share Capital Management Guidelines. Dividends There were no recommended dividend payments for approval by shareholders for the period January 1, 2022 to December 31, 2022 and there is no recommended final dividend for approval by shareholders for the financial year ended December 31, 2022. The Parent paid dividends of $161 million to shareholders. For further information, please see Note 21, Shareholders’ Equity to the Consolidated Financial Statements. Financial risk management objectives and policies The Company's activities expose it to a variety of market risks including interest rate risk and foreign currency exchange rate risk. The Company's overall risk management strategy focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on its performance through ongoing operational and finance activities. The Company monitors and manages its exposure to such risks both centrally and at the local level, as appropriate, as part of its overall risk management program with the objective of seeking to reduce the potential adverse effects of such risks on its results of operations and financial position. Depending upon the risk assessment, the Company uses selected derivative hedging instruments, including principally interest rate swaps and foreign currency forward contracts, for the purposes of managing interest rate risk and currency risks arising from its operations and sources of financing. The Company's policy is not to enter into such contracts for speculative purposes. Further disclosures relating to financial risk management objectives and policies, as well as disclosures relating to exposure to interest rate risk and foreign currency exchange rate risk, are described in Note 10, Financial Risk Management to the Consolidated Financial Statements. The Company's accounting policies regarding derivatives and hedging are described in Note 2, Summary of Significant Accounting Policies to the Consolidated Financial Statements. Going concern The current activities of the Company and those factors likely to affect its future development, together with a description of its financial position, are described in the Strategic Report. Principal risks and uncertainties affecting the Company are described in the Principal Risks and Uncertainties section of the Strategic Report. Critical accounting estimates affecting the carrying values of assets and liabilities of the Company are discussed in Note 2, Summary of Significant Accounting Policies to the Consolidated Financial Statements. Having reviewed management's forecasted operating results, forecasted cash flows, forecasted net debt, and forecasted funds available on the Revolving Credit Facilities, the Directors have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future and therefore will be well placed to manage its business risks successfully. Accordingly, the Directors consider it appropriate to continue to adopt the going concern basis of accounting Directors’ Report Annual Report and Accounts 2022 Page | 57

in preparing the financial statements contained in this Annual Report and Accounts. Subsequent events In January 2023, International Game Technology, a subsidiary of the Parent, redeemed the 5.350% Senior Secured U.S. Dollar Notes due October 2023 in full pursuant to the exercise of the make-whole call option for $61 million, excluding interest. On February 2, 2023, the Parent announced that Fitch Ratings, Inc. had assigned each of the Parent and its subsidiary, IGT Lottery Holdings B.V., a long-term issuer rating of BB+ with a stable rating outlook and a rating of BBB- to their long-term senior secured debt. On February 28, 2023, the Company exercised the right to redeem (i) €188 million of the 3.500% Senior Secured Euro Notes due July 2024 on March 16, 2023 for a redemption price of €1,001.58 per €1,000.00 of principal amount, together with accrued and unpaid interest, and (ii) $200 million of the 6.500% Senior Secured U.S. Dollar Notes due February 2025 on March 16, 2023 for a redemption price of $1,012.54 per $1,000.00 of principal amount, together with accrued and unpaid interest. Statement of Directors’ responsibilities The Directors are responsible for preparing the Strategic Report, Directors’ Report, the Directors' Remuneration Report and the financial statements in accordance with applicable law and regulations. The CA 2006 and its associated regulations require directors to prepare financial statements for each financial year. Under the CA 2006, the Directors have prepared the consolidated financial statements in accordance with international accounting standards in conformity with the requirements of the CA 2006 and the Parent financial statements in accordance with the U.K. Generally Accepted Accounting Practice (U.K. Accounting Standards, comprising FRS 101 “Reduced Disclosure Framework”, and applicable law). Under the CA 2006, the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Parent and the Company and of the profit or loss of the Parent and the Company for that period. In preparing these financial statements, the Directors are required to: • Select suitable accounting policies and then apply them consistently; • State whether applicable international accounting standards in conformity with the requirements of the CA 2006 have been followed for the consolidated financial statements and U.K. Accounting Standards, comprising FRS 101, has been followed for the Parent financial statements, subject to any material departures disclosed and explained in the financial statements; • Make judgments and accounting estimates that are reasonable and prudent; and • Prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Parent and the Company will continue in business. The Directors are also responsible for safeguarding the assets of the Parent and the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities. The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Parent's and the Company’s transactions and disclose with reasonable accuracy the financial position of the Parent and the Company at any time and enable them to ensure that the financial statements comply with the CA 2006. The Directors are also responsible for the maintenance and integrity of the Parent’s website. Legislation in the U.K. governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions. Disclosure of information to the auditor In accordance with section 418 of the CA 2006, each of the Directors confirms that: • So far as such Director is aware, there is no relevant audit information of which the Company’s auditor is unaware; and • Such Director has taken all the steps that he or she ought to have taken as a director in order to make him or her aware of any relevant audit information, and to establish that the Company’s auditor is aware of that information. Independent auditors The auditors, PricewaterhouseCoopers LLP, has indicated its willingness to continue in office and a resolution concerning its re-appointment will be proposed at the forthcoming AGM. This Directors’ Report was approved by the Board on March 9, 2023 and signed on its behalf by: Vincent Sadusky Chief Executive Officer March 15, 2023 Directors’ Report Annual Report and Accounts 2022 Page | 58

ANNUAL STATEMENT Dear Recipient, I am very pleased to continue serving as the chairperson of the Compensation Committee (the "Committee"), during this past year and to present the Directors' Remuneration Report for the financial year ended December 31, 2022. This Directors' Remuneration Report has been prepared in accordance with relevant legal requirements, in particular Schedule 8 of The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008, as amended, and consists of three sections: • This Annual Statement, which summarizes the work of the Committee, our approach to Directors’ remuneration, and the activities of the Committee in the year; • The Remuneration Policy, which sets out our Directors’ Remuneration Policy approved by the shareholders at the 2021 AGM, designed to compete for, attract and retain executive talent. The policy will last for three years from the 2021 AGM or until another remuneration policy is approved in a general meeting. In this regard, a new policy is expected to be put before shareholders for approval at the 2024 AGM; and • The Remuneration Implementation Report, which presents the payments and awards made to Directors, details the link between the Company’s performance and remuneration for the 2022 financial year, and explains how the Remuneration Policy was implemented in the financial year under review. The Remuneration Implementation Report is designed to demonstrate the link between the Company's strategy, its performance and the remuneration outcomes of our Directors and particularly those of our Executive Directors - Marco Sala, Vince Sadusky, and Max Chiara. The Remuneration Implementation Report, together with this Annual Statement, is subject to an annual advisory shareholder vote at the forthcoming AGM and does not affect the actual remuneration paid to an individual Director. Remuneration program In order to ensure that our remuneration program remains competitive and appropriate within the global markets, and in particular the U.S., where we compete for directors and executive talent, the Committee continues to review IGT's remuneration structures. Among other things, the reviews take into account the additional director responsibilities involved with service on the board of a public limited company incorporated under the laws of England and Wales, listed on the NYSE, subject to the SEC reporting requirements, and subject to extensive gaming licensing requirements in numerous jurisdictions as compared with other companies that are listed and incorporated solely in the U.K., as well as external emerging trends in corporate governance. The Committee further evaluates and looks for opportunities to align the Company’s remuneration structures with shareholder expectations and governance trends. We are sensitive to U.K. corporate governance practices and remuneration policies, and recognize that some aspects of our remuneration arrangements may not be consistent with these practices and policies given our global footprint, our listing on the NYSE, and our need to compete for, attract and retain global talent. The Committee values shareholder and investors feedback, and will take into consideration feedback received, including views and votes received in relation to resolutions brought forward at the AGM each year, as part of the ongoing review and evaluation of the Company’s remuneration practices to ensure that such practices continue to reinforce IGT’s long-term strategy and remains closely aligned with shareholders’ interests. Committee’s effectiveness I am pleased to confirm that the operation, performance and effectiveness of the Committee was specifically reviewed as part of the annual Board evaluation process, confirming that the Committee continues to operate effectively. Remuneration highlights Executive Directors We have set out below the key decisions made by the Committee during 2022 in relation to the remuneration of our Executive Directors, and the rationale for them: Executive Chair remuneration package Marco Sala transitioned from his previous role as CEO, to Executive Chair, effective January 24, 2022. The Committee, with support from its independent Directors’ Remuneration Report Annual Report and Accounts 2022 Page | 59

remuneration consultant, and taking into account the scope of Marco Sala’s new role and scope of responsibilities as well as market pay practices, decided to: • Reduce the annual base salary from $1 million to $750,000, the short-term incentive (“STI”) compensation plan (“STIP”) target from $1.5 million to $1 million, and the long-term incentive (“LTI”) compensation plan (“LTIP”) target from $4.8 million to $2 million; and • Retain the severance arrangement, but adjust the consideration payable for the covenants that apply for two years after termination of employment from the equivalent of two-year base salary plus STI, to a fixed amount of $7.5 million. The Committee considers that this level of consideration is appropriate given the importance to the Company of protecting its interests in the event that Marco Sala leaves the Company. The Committee decided in November 2022 to carry out further analysis to ensure that the Executive Chair’s remuneration is in line with the market and properly reflects his performance and contribution. Following this analysis and advice from its independent remuneration consultant, the Committee approved revisions to Marco Sala’s remuneration package with effect from March 1, 2023, further details of which can be found in the section headed Implementation of the Remuneration Policy for the year ending December 31, 2023 within the Remuneration Implementation Report on page 86. CEO remuneration package Vince Sadusky was appointed CEO of the Company effective January 24, 2022. The Committee, with support from its remuneration adviser, and taking into account market pay practices, decided to: • Set the annual base salary at $1.5 million, the STIP target at $1.5 million, and the LTIP target at $4.5 million, such package designed to be generally in line with the former CEO’s, with a more generous base salary which is almost entirely offset by a less generous LTIP; • Grant, upon appointment to the role, performance share units at target grant date value of $2.25 million and subject to the same performance metrics and vesting schedule applicable to the 2021 LTI award granted to the Company’s former CEO for the 2021-2023 performance period; and • Grant a one-time recruitment award of restricted share units at grant date value of $7.5 million with an opportunity to earn up to an additional 350,000 shares depending on the share price of the Parent’s ordinary shares for the 60 days immediately preceding and ending on the vesting date, which is three years after the grant date. Taking into account the global nature of the Company’s operations and its U.S. listing, the Committee considered this award necessary to enable the recruitment of a high quality candidate to the role of CEO to support the execution of the Company’s strategy. Performance achievements - STIP The Company either met or exceeded its objectives for all three key financial metrics - Consolidated Adjusted EBITDA, Consolidated Adjusted Operating Income, and Net Debt - with respect to the 2022 STIP. Financial metrics comprise 80% of the targeted STI value, with the remaining 20% earned based on the achievement of Management By Objectives (“MBOs”). The Executive Directors’ MBO achievement was scored at maximum, and validated and approved by the Committee and Board at the February 2022 meeting. 2022 LTI awards The Committee approved LTI performance share unit awards to eligible participants, including the Executive Directors, with a three-year performance period (2022-2024). Non-Executive Directors At the Committee’s meeting held in November 2022, a benchmark study was delivered regarding the remuneration of the Non-Executive Directors. The findings were such that IGT’s pay practices were at, or better than, market for all areas reviewed. Therefore, there were no substantial changes to the Non-Executive Directors' remuneration during 2022. In conclusion I would like to thank my fellow Committee members for their immense contribution to this Committee over the past year. I would also like to thank our shareholders for their continued support during the year. We continue to welcome your feedback as we remain committed to open and transparent dialogue with shareholders and we hope to receive your support at the forthcoming AGM. Gianmario Tondato Da Ruos Chairperson of the Compensation Committee Directors’ Remuneration Report Annual Report and Accounts 2022 Page | 60

REMUNERATION POLICY In this part of the Director’s Remuneration Report, we set out the Remuneration Policy that was approved at the AGM held on May 11, 2021 and took effect immediately thereafter. The Remuneration Policy can also be found within our 2020 Annual Report and Accounts (pages 62 to 75) which is available at the Investor Relations section of the Company’s website (www.IGT.com). The policy will remain in effect until shareholders approve changes to the policy or until a new policy is put before shareholders for approval at the 2024 AGM, whichever is sooner. The Remuneration Policy begins with the Executive Director and Non-Executive Director Remuneration Policy tables and narrative, and is followed by an outline of remuneration structures. Setting the Remuneration Policy The Committee is constituted to assist the Board in discharging its responsibilities relating to the compensation of the Company’s CEO and other executive officers and Directors. The Committee, which is made up of independent Non- Executive Directors, was mindful in its deliberations on the Remuneration Policy of any potential conflicts of interest (e.g. in accordance with the Committee’s charter, no member of the Committee shall act to fix his or her own compensation except for uniform compensation to directors for their service as directors), and sought to minimize them through an open and transparent internal discussion process and by seeking independent advice from its external advisors where necessary. The Committee undertakes a review of the Remuneration Policy periodically, taking into account all elements of remuneration together to ensure the Remuneration Policy, as a whole, continues to position the Company to be able to provide competitive compensation to existing and prospective directors which is aligned to market practice, while ensuring the appropriate balance of fixed remuneration with variable remuneration tied to the achievement of the Company's strategic goals and growth objectives. In preparation for the review of our Remuneration Policy, the Committee: • Considered how the current Remuneration Policy related to and supported the Company’s strategy, and formed its own views on the changes required to the current Remuneration Policy to align with the strategy and to be consistent with the Company’s desired level of business risk; • Considered the impact of applicable law and regulations, corporate governance standards, best practice and guidance issued by regulators and other interested parties, including proxy advisors; • Considered views from shareholders on past Remuneration Reports; • Considered the remuneration practices found in other companies of comparable size and industries, and markets in which IGT competes for talent at the senior executive level, particularly in the United States and Italy; • Considered the wider workforce remuneration structure to ensure the approach to executive remuneration is consistent; and • Consulted with legal and compensation advisors and relevant members of the Company’s senior management on the proposed changes to the current Remuneration Policy. The structure of the Company’s remuneration program is outlined in the Annual Statement of this Directors’ Remuneration Report. The Committee, when determining the Remuneration Policy, strives to ensure that the Company’s remuneration structures: • Attract, retain, and motivate high caliber directors globally; • Support the delivery of the Company’s strategic and business objectives; • Reflect the global operating model of the Company whilst taking account of governance best practices; • Promote a strong and sustainable performance culture; • Align the interests of directors with those of the shareholders; • Are transparent and easily understood; and • Are flexible and accommodating to attract and retain talent in different geographies. Consideration of employment conditions When determining remuneration arrangements for the Directors, the Committee takes into account compensation and employment conditions throughout the Company, those of our global peer companies, performance and market trends and practices to evaluate whether the structure and quantum of the Directors’ pay opportunities remain appropriate in this context. The Committee receives periodic updates from the People and Transformation (HR) department on the overall remuneration structures and policies for senior executives with support from compensation advisors, including benchmarking the Company's senior executive remuneration with peer companies. We do not consult with employees on the Remuneration Policy. At other levels of the Company, employees receive a remuneration package that is reflective of their role and responsibilities, set by reference to relative remuneration throughout the Company and external market data, where applicable. Employees at an executive level will typically have a greater emphasis on performance-related and long-term Directors’ Remuneration Report Annual Report and Accounts 2022 Page | 61

pay compared to those below this level. Annual incentives may be payable based on performance measures which are suitable to the nature and responsibility of the role. This is considered when determining the policy for Executive Directors. Consideration of shareholder views The Committee values shareholder feedback when forming the Remuneration Policy. There are established processes in place whereby our management and our investor relations team meet periodically with investors and shareholders either at their request or at industry events to discuss and gather feedback, which is formally presented to the Committee and Board for ongoing evaluation of the Company's strategy and governance practices, including remuneration practices. To date, remuneration has not been a significant topic raised by shareholders as a part of this process and, therefore, no specific views have been taken into account. The Committee also reviews shareholder views and votes received in relation to resolutions brought forward at the AGM each year and takes these into account when developing remuneration and related policy. Summary of key changes from the previous policy While the structure of the 2019 Remuneration Policy has been retained, the Committee has updated and clarified a number of elements of the Remuneration Policy to better enable the Company to compete for, attract and retain executive talent to support the long-term interests of the Company and its stakeholders and further align to U.K. best practices. Key changes include the following: • Clarifying the broad, global nature of the market in which the Company competes for executive talent, particularly in the United States and Italy, to tailor the remuneration to meet these needs; • Defining the benefits and pension programs, which are tailored to the market in which the executive is employed or resides; • Clarifying the different levels at which bonus may be paid; • Setting out the process for considering shareholder views; • Clarifying the factors taken into consideration when setting remuneration for new recruits; • Clarifying the awards typically granted under the Long Term Incentive Plan and increasing the maximum values associated with such awards aimed to provide the Committee with added flexibility to align our compensation opportunity with market practice; • Clarifying the purpose of the different components of remuneration; and • Identifying the typical division of performance targets between financial and non-financial targets. Directors’ Remuneration Report Annual Report and Accounts 2022 Page | 62

Future Policy Table The table on the following pages sets out the Remuneration Policy for Executive Directors and Non-Executive Directors, explaining how each element operates and how each part links to the corporate strategy. Executive Directors An Executive Director plays a key role in the management and success of a company. The Remuneration Policy and structures are designed to promote these combined roles, to incentivize the delivery of sustained performance consistent with the Company's strategic goals and appropriate risk management, and to reward success in doing so. Fixed Pay: Base Salary Purpose and Link to Strategy To pay a salary that (1) reflects the role, responsibilities, experience and knowledge of the individual; (2) is competitive with other employers with whom the Company competes for talent, including companies in our industry, other complex industries, companies of comparable size, and in the geographies in which the Company operates; and (3) allows the Company to attract and retain appropriate Executive Directors to support the long-term interests of the Company. Operation Base salaries are set taking into account: • The individual’s skills, experience and current remuneration package; • The size and scope of the role; • Salary and total remuneration levels at similar sized companies; and • Remuneration of other executives and group employees. Salaries are reviewed annually by the Committee. Performance Conditions There are no performance conditions. Maximum Opportunity There is no set maximum salary given the global market in which the Company competes for talent; however, the Company annually reviews salaries of global companies in similar industries, of similar size and with similar complexities to ensure Executive Director salaries are within a market competitive range. The maximum opportunity for an increase in base salary on an annual basis is 10% of that year's annual base salary. Increases may be made above this level up to 20% of that base salary in exceptional circumstances, such as: • Where an individual is brought in on a lower salary with the intention of increasing the salary level gradually dependent on performance in the role; • There is a material increase in the size and scope of the role; and • Market practice has evolved to mean that the salary is no longer considered to be competitive. Personal performance is taken into account when considering base salary increases. Recovery or Withholding There is no provision for recovery. Fixed Pay: Benefits Purpose and Link to Strategy To provide market competitive benefits to enable Executive Directors to undertake their role through ensuring well-being, security and access to the support and resources necessary or appropriate to perform their role as expected by the Company. Operation Executive Directors receive a range of benefits, which may vary by location and be tailored to reflect market practice. These may include, but are not limited to, private medical insurance, private dental insurance, life and permanent disability insurance, travel indemnity, tax preparation services, tax equalization, housing and car allowances or a cash perquisite allowance in lieu of housing, car or other allowances. In line with the policy for other employees, Executive Directors may be eligible to receive relocation allowances and transfer-related benefits as appropriate. Where an Executive Director incurs expenses in the ordinary conduct of business and such expenses give rise to tax, the Company may reimburse the director for any tax for which the director may be liable. Benefits are reviewed regularly but not on a pre-determined schedule. Performance Conditions There are no performance conditions. Maximum Opportunity There is no maximum level of benefits. However, Executive Directors generally participate in the same level of medical, dental and other health and welfare programs of the workforce in the jurisdiction, adjusted to accommodate statutory requirements, market practice and/or job level. Directors’ Remuneration Report Annual Report and Accounts 2022 Page | 63

Life insurance of up to 4 times base salary, payable on death in service. Cash perquisite allowances may be offered to Executive Directors in lieu of other allowances. Such allowances do not exceed $100,000 on an annual basis. Recovery or Withholding There is no provision for recovery. Fixed Pay: Pension Purpose and Link to Strategy To provide Executive Directors an appropriate level of savings for their retirement which is motivating and appropriately competitive within the relevant labor market. Operation Executive Directors are offered the same or similar pension schemes which are offered to the workforce in the jurisdiction in which they are employed or likely to retire. All pension schemes are defined contribution and no defined benefit arrangements are offered to Executive Directors. Contribution levels may vary by jurisdiction to accommodate statutory requirements, market practice and/or job level of the individuals. Performance Conditions There are no performance conditions. Maximum Opportunity Maximum opportunities vary by jurisdiction and job level; however, the Company provides pension schemes which are aligned with market practice of the employing jurisdiction. Subject to compliance with specific jurisdictional requirements which may change from time to time, annual employer contributions are no higher than 42.5% of base salary or a combination of fixed remuneration and annual bonus. Recovery or Withholding There is no provision for recovery. Variable Pay: Annual Bonus Purpose and Link to Strategy To align a component of remuneration with the achievement of Company performance measured against predetermined annual financial and strategic objectives. Operation The annual bonus is performance-based, and performance is assessed over one year. Annually the Committee determines the appropriate financial and individual performance metrics utilized in the program based on the Company's short-term objectives. The Committee approves the threshold, target and maximum performance measures for these metrics, which will generally align with the Company's annual financial and strategic plan, as well as the coinciding payouts at each level of achievement. Upon completion of the fiscal year, the Committee reviews and certifies the performance achievement against each of the performance measures and resulting payments under the plan. The annual bonus does not generally have any additional vesting or deferral period. Performance Conditions Performance measures, weightings and targets will be set annually based on the Company's short-term objectives. Generally 80% of the bonus will be based on financial performance measures which may include, but are not limited to, profitability, cash flow, liquidity or balance sheet metrics. Details of the measures, weightings and targets applicable to the annual incentive bonus for each year, including a description of how they were chosen and whether they were met, will be disclosed retrospectively in the annual report on Directors' remuneration for the relevant financial year (subject to commercial sensitivity). Maximum Opportunity The ongoing maximum annual bonus target opportunity will be limited to 300% of base salary. Threshold performance will result in a pay out of up to 25% of maximum and on-target bonus will pay out up to 50% of maximum. Payouts under the plan will not exceed the following: • Below threshold: 0% of target • Threshold: 50% of target • Target: 100% of target • Maximum: 200% of target The Committee retains discretion to increase or reduce pay-outs (including to nil) based on an assessment of regulatory conduct and general Company performance over the performance period, subject always to the maximum payout and to ensure that the rewards properly reflect business performance. Directors’ Remuneration Report Annual Report and Accounts 2022 Page | 64

Recovery or Withholding The Company has implemented an executive compensation recoupment policy pursuant to which incentive compensation may be recouped in certain instances, such as a material restatement of the Company’s financial statements resulting from material noncompliance with financial reporting requirements under applicable law or fraud, and incentive compensation is generally subject to any clawback, recoupment, or forfeiture provisions required by laws applicable to the Company or its subsidiaries or affiliates. The executive compensation recoupment policy may be amended from time to time by the Board or a committee thereof. Variable Pay: Long-Term Incentive Plan (“LTIP”) Purpose and Link to Strategy Long-term incentive compensation is designed to: (1) balance and align the interests of Executive Directors and shareholders; (2) reward Executive Directors for demonstrated leadership and performance aimed towards the creation of shareholder value; (3) increase equity holding levels; (4) align with competitive levels of compensation opportunity within our peer group; and (5) support in attracting, retaining and motivating Executive Directors. Operation Annual LTIP awards are usually granted in the form of performance-based restricted share units (“PSUs”), but time-based restricted share units, restricted stock, stock options, performance-based stock options, share appreciation rights or any combination thereof may also be granted. Awards granted under the LTIP have a vesting period of at least one year. Performance- based awards normally have a three-year performance-period aligned with the fiscal year and vest in two equal tranches approximately three- and four-years after the grant date, subject to achievement of pre-established performance conditions. Award levels and the framework for determining vesting are reviewed annually. Executive Directors must hold all of the net settled shares they receive under the LTIP for a period of at least five years from the date of grant. The period expires on the fifth anniversary of the date of grant, provided that the relevant director meets his or her holding requirements under the Share Ownership Guidelines, a summary of which is included in the Directors' remuneration report. Separately, the Share Ownership Guidelines require Executive Directors to hold a certain amount of shares for a period of up to two years after cessation of service. The Committee has discretion to amend the terms and conditions of any award within the limits of this policy and the terms of the award agreement. Performance Conditions Performance measures, weightings and targets for the entire performance period of the LTIP awards are set annually prior to the award date, align with the Company's operating and strategic priorities for the upcoming performance period. Typically, all of the performance measurements are financial or market-based in nature including, but not limited to profitability, cash flow, liquidity, other balance sheet or shareholder return measures. Details of the measures, weightings and targets applicable to the annual LTIP program for each year will be disclosed retrospectively in the annual report on Directors' remuneration in the year following the completion of the performance period (subject to commercial sensitivity). Maximum Opportunity The maximum target is 800% of base salary measured at the award's grant date. Payouts under each LTIP will not exceed the following: • Below threshold: 0% of target • Threshold: 50% of target • Target: 100% of target • Maximum: 200% of target The Committee retains discretion to increase or reduce pay-outs (including to nil) based on an assessment of regulatory conduct and general Company performance over the performance period, subject always to the maximum payout and to ensure that the rewards properly reflect business performance, as adjusted to reflect fluctuations in the applicable currency exchange rate, non-recurring items such as acquisitions and disposals and other extraordinary circumstances. Directors’ Remuneration Report Annual Report and Accounts 2022 Page | 65

Recovery or Withholding The Company has implemented an executive compensation recoupment policy pursuant to which incentive compensation may be recouped in certain instances, such as a material restatement of the Company’s financial statements resulting from material noncompliance with financial reporting requirements under applicable law or fraud, and incentive compensation is generally subject to any clawback, recoupment, or forfeiture provisions required by laws applicable to the Company or its subsidiaries or affiliates. The executive compensation recoupment policy may be amended from time to time by the Board or a committee thereof. Variable Pay: Co-investment plan Purpose and Link to Strategy Co-investment plans are designed to: (1) balance and align the interests of Executive Directors and shareholders; (2) reward for demonstrated leadership and performance aimed towards the creation of shareholder value; (3) as an incentive for Executive Directors to achieve one or more specified performance targets; (4) increase equity holding levels; and (5) provide Executive Directors with a commitment to hold a minimum number of shares in the Company for a period as determined by the Committee. Operation A co-investment plan is performance-based and is generally granted once every three years. Typically, a co-investment plan award coincides with an Executive Director's reappointment to the Board. Under a co-investment plan, the Company may issue and/or grant options over shares, share appreciation rights, restricted shares, restricted share units, performance units, performance shares or other share-based awards or any combination thereof. Typically, the Company matches the co-investment plan participant's commitment to hold shares on a 1:1 ratio. Awards vest after the performance period, typically subject to: (1) achievement of pre- established performance metrics; (2) the Executive Director continuing to hold the specified number of shares during the performance period; (3) the Executive Director reinvesting up to 50% of net shares received subject to the plan in the next cycle of co- investment plan, if requested to do so; and (4) the Executive Director continuing to serve as a Director on the Board during the performance period. Options vested under a co-investment plan generally expire four years after the vesting date. Executive Directors must hold all of the net settled shares they receive under a co- investment plan for a period of at least five years from the date of grant. The period expires on the fifth anniversary of the date of grant, provided that the relevant director meets his or her holding requirements under the Share Ownership Guidelines, a summary of which is included in the Directors' remuneration report. Separately, the Share Ownership Guidelines require Executive Directors to hold a certain amount of shares for a period of up to two years after cessation of service. The Committee has discretion to amend the terms and conditions of any co-investment plan within the limits of this policy and the terms of the relevant agreement. Performance Conditions Performance measures, weightings and targets for the entire performance period of a co- investment plan are set at the time of grant. Typically, at least 80% of the performance measurements are financial or market-based in nature including, but not limited to profitability, cash flow, liquidity, other balance sheet or shareholder return measures. Details of the measures, weightings and targets applicable to a co-investment plan will be disclosed retrospectively in the annual report on Directors' remuneration in the year following the completion of the performance period (subject to commercial sensitivity). Directors’ Remuneration Report Annual Report and Accounts 2022 Page | 66

Maximum Opportunity There is no over-riding maximum opportunity for the co-investment plans. The Committee sets a target (which may include different levels of achievement) for each co-investment plan in its discretion on grant, and awards vest if the applicable performance conditions are met. Recovery or Withholding The Company has implemented an executive compensation recoupment policy pursuant to which incentive compensation may be recouped in certain instances, such as a material restatement of the Company’s financial statements resulting from material noncompliance with financial reporting requirements under applicable law or fraud, and incentive compensation is generally subject to any clawback, recoupment, or forfeiture provisions required by laws applicable to the Company or its subsidiaries or affiliates. The executive compensation recoupment policy may be amended from time to time by the Board or a committee thereof. Non-Executive Directors Fixed pay: Fees Purpose and Link to Strategy To attract and retain high-calibre individuals, with appropriate experience or industry- related skills, by offering market competitive fee levels. Operation Non-Executive Directors receive a basic fee for their Board services. Additional fees may be paid in relation to additional responsibilities including: • The role of the Chairperson; • The role of Lead Independent Director; • Chairing the Audit, Compensation and Nominating and Corporate Governance Committees and any other Board committees as may be established from time to time; and • Carrying out specific and/or ad hoc projects or tasks. The fee of the Chairperson is set taking into account the individual’s circumstances, skills and experience, the scope of the role and the needs and circumstances of the Company. Non-Executive Director fees are set taking into account market practice levels and commitment required of the Directors in connection with, but not limited to, regulatory and licensing procedures. Fees are reviewed annually by the Committee. Expenses incurred in the course of duties may be reimbursed by the Company. Certain benefits, including statutory pension contributions, may be payable by virtue of the payment of fees and the grant of equity awards, depending on the location of the Non- Executive Director. Performance Conditions There are no performance conditions. Maximum Opportunity There are no set maximum fees; however, fee levels of peer companies will be taken into account when considering increases. The maximum opportunity for an increase in fees on an annual basis is 10% of that year’s annual fees rising to a maximum of 20% of those fees in exceptional circumstances, as determined by the Committee in its sole discretion. Current fee levels are set out in the annual report on Directors' remuneration. Recovery or Withholding There is no provision for recovery. Fixed pay: Equity Awards Purpose and Link to Strategy To reward Non-Executive Directors for continued service, whilst aligning Non-Executive Directors with shareholders through linking an element of compensation to share performance. Operation Typically, each Non-Executive Director is granted a time-vesting restricted share unit ("RSU") award, generally unconnected to the performance of such Non-Executive Director. The Committee retains the discretion to grant equity awards to Non-Executive Directors as permitted under the Company's Long Term Incentive Plan. An RSU award is normally granted to each existing Non-Executive Director annually and to a new Non-Executive Director at the time of appointment. Directors’ Remuneration Report Annual Report and Accounts 2022 Page | 67

The number of RSUs covered by each award is generally determined by dividing (i) the Annual Grant Value (the current level of which is set out in the annual report on Directors' remuneration) by (2) the closing price of an ordinary share as of the date of grant, prorated accordingly in respect of grants made to new Non-Executive Directors. There is no set maximum for the Annual Grant Value, but the Committee determines the amount based on its periodic benchmarking of compensation for the Non-Executive Directors. Awarded units normally vest at the next annual general meeting of the Parent after grant date, subject to continued service of the Non-Executive Director as a Director on the Board. Equity awards do not have a post-vest holding or deferral requirement. Instead, the Company maintains Share Ownership Guidelines, which require the Non-Executive Director to maintain a level of share ownership measured as a multiple of base fee. A summary of the Share Ownership Guidelines is included in the Directors' remuneration report. Award levels and the framework for determining vesting are reviewed periodically, generally every one or two years. The Committee has discretion to amend the terms and conditions of any award within the limits of this policy and the terms of the award agreement. Performance Conditions There are no performance conditions. Maximum Opportunity The maximum target is 100% of the grant value. The maximum increase of the Annual Grant Value on an annual basis is 10% of that year's Annual Grant Value, rising to a maximum of 20% of that year's Annual Grant Value in exceptional circumstances, as determined by the Committee in its sole discretion. Recovery or Withholding Awards made to Non-Executive Directors may be recouped in certain instances, such as error in calculation or fraud, and the RSUs are generally subject to any clawback, recoupment, or forfeiture provisions required by laws applicable to the Company or its subsidiaries or affiliates. Such recoupment policy may be amended from time to time by the Board or a committee thereof. Notes to the Future Policy Table Performance measures and targets Each year, the Committee gives careful consideration to the performance measures that should apply to incentives. • For the annual bonus, the Committee considers that a combination of financial measures relating to the Company's strategic objectives and business strategy and individual financial measures, is most appropriate for assessing performance over the short to medium term. Other non-financial measures, including customer, people, and culture, and encompassing environmental, social and governance aspects, may be used in combination with the aforementioned measures. • For the LTIP and the co-investment plan, the Committee considers that financial or market performance metrics, including shareholder return, profitability, cash flow and certain balance sheet metrics, provide the optimum balance to assess the long-term financial performance of the Company and growth in shareholder returns on an absolute and relative basis. Non-financial measures, including customer, people and culture, and encompassing environmental, social and governance aspects, may be used in combination with financial measures. The Committee reserves the right to amend, introduce and/or remove performance measures and targets for awards as it considers appropriate, subject to the rules of the relevant plan and any legal or regulatory restrictions. Remuneration policy for other employees While our Remuneration Policy follows the same fundamental principles across the Company, packages offered to employees reflect differences in market practice in the different countries, role and seniority. Like the Executive Directors, employees at management level and above receive a fixed salary and may receive a variable annual bonus. The annual bonus differs between employee levels of seniority: the Executive Directors and senior management employees are generally subject to an 80% bonus weighting as to financial results and a bonus weighting of 20% based on personal performance. The annual bonus is paid out on an annual basis subject to the financial results of the Parent and the personal performance of each employee. Manager and above level employees in general also participate in the same annual bonus plan. The percentage of the plan allocated to financial and individual objectives varies by level. Target as a percentage of base salary also varies by level. Directors’ Remuneration Report Annual Report and Accounts 2022 Page | 68

Eligible employees participate in the same LTIP as the Executive Directors or such other long-term incentive plans as may be adopted by the Committee from time to time. Employees, other than the Executive Directors, are not eligible to participate in the co-investment plan, which is specifically aimed at Executive Directors. Approach to recruitment remuneration The Company operates in a complex, global and specialized sector and competes for talent on a global basis and, in many instances, outside of the U.K. and across industries. The Committee’s approach to recruitment remuneration is to develop remuneration packages that put the Company in a position to effectively attract and retain executive talent based on competitive pay, benefits and practices in relevant markets, sectors and geographies. Although the remuneration package for a newly appointed Non-Executive Director would normally be in line with the structure set out in the Remuneration Policy table, the Committee determines the remuneration of new Executive Directors on a case-by-case basis. Generally, the level of fixed remuneration will be determined after considering the candidate’s skills and experience and the market data for the role that they will be undertaking and the remuneration needed to attract talent under the circumstances. It is expected that for new Executive Directors: • Base salary will be set in line with the Remuneration Policy. • Benefits will be in line with the Remuneration Policy. Additional benefits may be offered for new Executive Directors, such as relocation benefits. • Pensions will be in line with the Remuneration Policy. • The annual bonus quantum and performance measures will generally be in line with the ongoing Remuneration Policy as implemented for other Executive Directors during the year. However, the Committee reserves the right to vary the performance measures and targets for the year of recruitment if it considers appropriate (e.g. where a large portion of the year has already elapsed). The annual bonus maximum will generally reflect the ongoing policy for current Executive Directors, pro-rated as relevant. • The LTIP quantum, performance measures and targets will be line with the ongoing Remuneration Policy as implemented for other Executive Directors during the year. The LTIP award maximum for new Executive Directors will generally reflect the ongoing policy for current Executive Directors. • The co-investment quantum, performance measures and targets will be line with the ongoing Remuneration Policy as implemented for other Executive Directors during the year. The Company may also pay reasonable fees and expenses for a new Executive Director in relation to their appointment. The Committee recognizes that a new Executive Director may forfeit remuneration as a result of leaving a previous employer and the Committee will consider mitigating that loss or part of that loss by making buy-out awards in addition to the remuneration outlined above. In making buy-out awards, the Committee will consider any relevant factors, including any performance conditions attached to any previous incentive arrangements and the likelihood of these conditions being met, the proportion of the performance period remaining and the form of award. Where possible, buy-out awards will be made using existing incentive plans and may be settled in cash or shares and in one payment or over a period of years. The Committee retains discretion to offer other payments, whether in cash or in shares, which reflect market conditions or practice by location when it considers these to be in the best interests of the Company and, therefore, shareholders. The Committee does not intend to use this discretion to make a non-performance related incentive payment but considers it important to retain the ability to do so in order to attract and retain executive talent. In any case, the Committee may consult with its external, independent compensation consultant to confirm the package provided at recruitment is market competitive and aligned with the standard remuneration elements for the role and location. Directors’ Remuneration Report Annual Report and Accounts 2022 Page | 69

Directors' Remuneration Report

Directors' contractual arrangements

Executive Directors' service contracts[2]

The Company does not have a policy of fixed term contracts for Executive Directors. Generally, contracts include a notice period of no more than 12 months.

An Executive Director, following cessation of his or her service, is subject to confidentiality undertakings and certain restrictive covenants, including restrictions on soliciting or providing goods or services to certain customers, employing or enticing away from the group certain persons employed by any group company or being involved with any business in competition with the company, among others, for a period of time after such cessation.

Marco Sala

The current CEO[3] and Executive Director, Marco Sala, has a service agreement with the Parent (70% of employment) and a service agreement with its wholly owned subsidiary, Lottomatica[4] (30% of employment). There is no fixed term for the service agreement with the Parent and the Lottomatica service agreement; however, as a matter of best practice, Marco Sala's appointment as a director of the Parent will be made subject to reappointment by shareholders at the Parent's AGM. Marco Sala's service agreement can be terminated by either party on the giving of six months' notice, if not, immediately for cause. He cannot resign without prior approval from the Board.

Max Chiara

The current CFO and Executive Director, Max Chiara, has a service agreement with the Parent. There is no fixed term for the service agreement with the Parent; however, as a matter of best practice, it is expected that Max Chiara's appointment as a director of the Parent will be made subject to annual reappointment by shareholders at the Parent's AGM. Max Chiara's service agreement with the Parent can be terminated by the Parent if Max Chiara fails to cure the grounds for such termination as specified in the agreement within a 60-day notice period, or immediately in any other cases. Max Chiara may terminate the service agreement on the giving of 60 days' notice, following which the Board may elect to have such termination become effective immediately or on such later date (but no later than the date specified in the notice).

Non-Executive Directors' appointment agreements

All Non-Executive Directors' services are provided for in accordance with the prior appointment of the Directors and their individual appointment agreements. Non-Executive Directors are generally expected to be re-appointed annually on each AGM date, unless his/her appointment is terminated earlier by either party on the giving of one month's notice.

[5]Details of the terms of the appointment of the current Non-Executive Directors are as follows:

Non-Executive Director	Start of Current Term	Expected Expiry of Current Term
James McCann (Vice Chairperson and Lead Independent Director)	May 10, 2022	May 9, 2023
Alberto Dessy	May 10, 2022	May 9, 2023
Marco Drago	May 10, 2022	May 9, 2023
Ashley M. Hunter	May 10, 2022	May 9, 2023
Heather McGregor	May 10, 2022	May 9, 2023
Lorenzo Pellicioli	May 10, 2022	May 9, 2023
Maria Pinelli	May 10, 2022	May 9, 2023
Samantha Ravich	May 10, 2022	May 9, 2023
Gianmario Tondato Da Ruos	May 10, 2022	May 9, 2023

[2] As this section of the Directors' Remuneration Report is a reproduction of the Remuneration Policy approved at the AGM held on May 11, 2021, any updates to the position or circumstances of the Executive Directors such as a change in role have been disclosed in this Remuneration Policy by way of footnotes.

Vince Sadusky was appointed as CEO and Executive Director subsequent to the approval of the Remuneration Policy in May 2021. There is no fixed term for the service agreement with the Parent; however, as a matter of best practice, it is expected that Vince Sadusky's appointment as a director of the Parent will be made subject to reappointment by shareholders at the Parent's AGM. Vince Sadusky's service agreement with the Parent can be terminated by the Parent if Vince Sadusky fails to cure the grounds for such termination as specified in the agreement within a 60-day notice period, or immediately in any other cases. Vince Sadusky may terminate the service agreement on the giving of 60 days' notice, following which the Board may elect to have such termination become effective immediately or on such later date (but no later than the date specified in the notice).

[3] Effective January 24, 2022, Marco Sala was appointed Executive Chair of the Board, and Vince Sadusky was appointed CEO and Executive Director.

[4] Lottomatica is now known as IGT Lottery S.p.A.

[5] For ease of reference, this table has been updated since the approval of the Remuneration Policy at the 2021 AGM to reflect the current term of appointment of each Non-Executive Director in office as of the date of this Annual Report and Accounts.

Annual Report and Accounts 2022 Page | 70

Loss of office When a Director leaves the Company, the Committee will review the circumstances and apply the appropriate treatment having regard to the practice for other senior employees of the Company which may vary by location, and in accordance with the Director’s contractual entitlements established and as may be amended by the Committee specifically to facilitate the exit of a particular individual. Where applicable, the Committee aims to avoid rewarding poor performance and to recoup undue or excessive pay. When determining the treatment of the various elements of compensation upon cessation of service, the Committee will give regard to the rationale for the departure. An individual may be treated as a ‘good leaver’ for these purposes if they leave by way of the following circumstances – (i) death, (ii) injury, ill-health or disability, (iii) redundancy, (iv) retirement, and/or (v) any other circumstances as determined by the Committee or the Board. The Company’s equity incentive plan(s) contains provisions relating to a change in control which provides for full accelerated vesting of all outstanding share options, share appreciation rights and full value awards (other than performance-based awards), when a replacement award is not provided. In addition, any performance-based award for which a replacement award is not issued, will be deemed to be earned and payable with all applicable performance metrics deemed achieved at the greater of: (a) the applicable target level; or (b) the level of achievement as determined by the Committee not later than the date of the change in control, taking into account performance through the latest date preceding the change in control as to which performance can practically be determined, but in no case, later than the end of the applicable performance period. In the event of a reorganization or other transactions which would affect the current or future value of any award, an adjustment may be made to the number of shares if considered appropriate. The Committee also retains discretion to make additional payments in respect of (i) settling any statutory claims which the Committee considers, in its reasonable judgment, may arise in respect of the termination (whilst seeking to ensure that there is no reward for failure), and (ii) reasonable legal costs and other expenses reasonably incurred by the Director in respect of the termination and any settlement arrangements; provided in all cases that the Committee considers that it would be in the best interests of the Company to do so. Executive Directors The table below summarizes the policies which will apply in respect of the various elements of compensation in the event of cessation of an Executive Director’s service with the Company, unless determined otherwise at the discretion of the Committee: Base Salary Salary will continue to be paid throughout the notice period although the Committee has the discretion to make a payment in lieu of notice. A good leaver may be entitled to receive up to 24 months of base salary. Benefits Benefits will continue to be paid throughout the notice period although the Committee has the discretion to make a payment in lieu of notice. A good leaver may continue to receive a range of benefits, including without limitation, health and welfare benefits, tax preparation and perquisites, following cessation for up to 24 months. Pension Pensions will continue to be paid throughout the notice period although the Committee has the discretion to make a payment in lieu of notice. Annual Bonus Any accrued but unpaid annual bonuses for the prior fiscal year will be paid. A director may be entitled to an annual bonus, pro-rated if applicable and subject to performance assessment, in respect of the financial year in which the cessation occurs. A good leaver may be entitled up to 18 months annual bonus (based upon a three-year average). LTIP Share awards and options will be treated in accordance with the relevant plan rules. The Committee would consider whether outstanding and unvested awards and/or options should lapse on leaving or should, at the Committee’s discretion, be preserved. If awards and/or options are preserved, they would continue until the vesting date or be accelerated, and they would be pro-rated based on service over the performance period or vest in full. Element of remuneration Loss of office payment policy Directors’ Remuneration Report Annual Report and Accounts 2022 Page | 71

A good leaver may exercise vested stock options up until the original expiration date under the original terms and conditions of the award, generally a three-year period after the vest date. Co-investment All outstanding and unvested awards and/or options will be automatically and immediately forfeited for no consideration as of cessation of service. Element of remuneration Loss of office payment policy A Director may also be entitled to additional payments, including but not limited to certain payments or benefits which are in line with and which reflect market practice, including the provision of outplacement support, reasonable costs associated with relocation back to an individual’s home country, and tax preparation. In some countries, it may be a legal requirement to provide on-going consideration for post-termination restrictive covenants. The Committee may impose post-termination restrictive covenants on Directors which continue for up to two years after cessation of service and which may require payment of appropriate consideration. Marco Sala As consideration for compliance with the post-employment restrictive covenants, Marco Sala is entitled to a lump sum payment equal to two years’ base salary and any annual bonus payments for the two financial years prior to the date of termination.6 According to a severance agreement entered into between the Company and Marco Sala (which supersedes a stability agreement originally entered into on February 20, 2012 between him and legacy GTECH S.p.A. and then assigned to Lottomatica S.p.A. as part of the merger), subject to Marco Sala working his notice period, he is entitled to a severance payment equal to one year’s base salary (plus any amounts owed to him) and a pro-rated short term incentive bonus payment as of the date of termination based on the projection of the Company's full year business and financial results. The severance payment is subject to the Company determining that he is a good leaver which includes, but is not limited to, circumstances involving redundancy, permanent incapacity, or retirement with the agreement of the Company. No severance payment will be made if Marco Sala’s employment is terminated for cause. Non-Executive Directors No remuneration is payable upon a Non-Executive Director's termination, other than accrued fees and expenses, subject to the discretion of the Committee. RSU awards will be treated in accordance with the relevant plan rules and the terms and conditions of the award agreement. The Committee would consider whether outstanding and unvested awards should lapse on leaving or should, at the Committee’s discretion, be preserved. If awards are preserved, they would continue until the vesting date or be accelerated, and they would be pro-rated based on service over the period or vest in full. Directors’ Remuneration Report Annual Report and Accounts 2022 Page | 72 6 Subsequent to the approval of the Remuneration Policy at the 2021 AGM, and in connection with the restructuring of Marco Sala’s service arrangement with the Parent due to his appointment to the position of Executive Chair of the Board, the Committee agreed upon a fixed payment amount of $7.5 million as consideration of Marco Sala agreeing to comply with post-employment restrictive covenants which continue for 24 months after cessation of service in accordance with the terms of the Remuneration Policy on loss of office (see above). This arrangement supersedes and extinguishes Marco Sala’s previous entitlements.

Directors' Remuneration Report

REMUNERATION IMPLEMENTATION REPORT

This Remuneration Implementation Report sets out the Committee's responsibilities and activities, how the Remuneration Policy was implemented in 2022 and the resulting payments each of the Directors received, and the planned implementation of the Remuneration Policy in 2023. The information in this report has been audited where required under applicable U.K. legislation, which is indicated for the applicable sections.

Compensation Committee activities

The Committee is responsible for setting the remuneration packages for the Chairperson, the Executive Directors, and the Non-Executive Directors, and for recommending to the Board the remuneration policy for Directors. The Committee also has oversight of the remuneration policy and arrangements for other senior members of management.

The Committee currently comprises three independent Non-Executive Directors. As of the date of this report, the Committee is chaired by Gianmario Tondato Da Ruos, and its other members are Alberto Dessy and Samantha Ravich. The Committee held seven meetings during 2022, attended by members of the Committee as follows:

Director	Member since	% of meetings attended
Gianmario Tondato Da Ruos (Chairperson)	April 2015	100%
Alberto Dessy	April 2015	100%
Samantha Ravich	June 2020	100%

The CEO, CFO, Global Head of People and Transformation, General Counsel, Company Secretary and the Committee's remuneration adviser, Mercer, usually attend some or all of the meetings by invitation to support the Committee as needed. These individuals are not members, and are not present when their own remuneration is discussed.

During 2022, the Committee:

- Reviewed and benchmarked the remuneration of the Directors;
- Deliberated on performance of and pay quantum for the Executive Chair, the CEO and senior management;
- Reviewed and approved compensation and incentive compensation plans with respect to the Executive Chair, the CEO and senior management, including setting performance measures and targets;
- Reviewed and approved short- and long-term incentive scoring projections and results, awards, and plan designs;
- Monitored compliance with share ownership guidelines by the Directors and senior management;
- Deliberated on and recommended that the Board approves the 2021 Directors' Remuneration Report;
- Reviewed the Committee charter, executive compensation recoupment (clawback) policy, board expense reimbursement policy and other compensation-related policies;
- Monitored external developments and assessed the impact on the Remuneration Policy;
- Received and discussed updates on engagement with investors/shareholders and proxy advisory firms on executive compensation matters; and
- Received and discussed updates on human capital management matters, including on succession planning, employee engagement, as well as diversity, equity and inclusion.

During 2022, the Committee has been advised by Mercer in its consideration of matters in relation to executive remuneration. Mercer is part of the Marsh & McLennan Companies, Inc., a global professional services firm and a third party unconnected with IGT. Mercer has been acting as independent adviser to the Committee since 2015 and the Committee has renewed Mercer's appointment for the financial year 2023. The Committee has satisfied itself that the advice received from Mercer was objective and independent.

The total fees in relation to the advice provided by Mercer to the Committee and the Board during the year were $189,307. Mercer also assists the Company in providing general consulting services, salary surveys, and advice on fund performance of its 401(k) plans in the U.S.

2022 AGM - Remuneration Implementation Report voting results

At the 2022 AGM, there was an advisory vote on our remuneration implementation report, the result of the poll was as follows:

Votes for	329,229,946	88.31 %
Votes against	43,578,185	11.69 %
Total votes cast	**372,808,131**	
Votes withheld	893,112	

2021 AGM - Remuneration Policy voting results

At the 2021 AGM, there was a binding vote on our remuneration policy, the result of the poll was as follows:

Votes for	321,270,462	87.40 %
Votes against	46,305,115	12.60 %
Total votes cast	**367,575,577**	
Votes withheld	153,697	

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Single total figure of remuneration (audited)

Executive Directors' remuneration as a single figure (audited)

The remuneration of the Executive Directors for the financial years ended December 31, 2022 and 2021 is set out below and relates to the performance of their roles as the Executive Directors of the Parent or in connection with the management of the affairs of the Company.

($)	Salary[(1)]	Taxable Benefits[(2)]	Pension[(3)]	Other[(4)]	Total Fixed Pay	STI[(5)]	LTI[(6)]	Total Variable Pay	Total[(7)]
Marco Sala									
2022	797,773	2,001,358	1,503,914	—	**4,303,045**	2,089,266	4,429,435	**6,518,701**	**10,821,746**
2021	1,146,352	1,669,388	1,756,340	—	**4,572,080**	3,594,814	—	**3,594,814**	**8,166,894**
Vince Sadusky									
2022	1,355,769	251,503	10,675	—	**1,617,947**	2,505,000	6,191,422	**8,696,422**	**10,314,369**
2021	—	—	—	—	**—**	—	—	**—**	**—**
Max Chiara									
2022	800,000	101,597	10,675	500,000	**1,412,272**	1,312,500	2,630,500	**3,943,000**	**5,355,272**
2021	800,000	93,552	10,150	500,000	**1,403,702**	1,365,000	—	**1,365,000**	**2,768,702**

(1) Marco Sala served as CEO until January 24, 2022, when he became Executive Chair of the Board. His annual salary as Executive Chair during 2022, and as CEO during 2021, were $750,000 and $1,000,000, respectively, paid monthly, of which 70% is paid in GBP and 30% in Euros, both of which are converted using fiscal year-to-date exchange rates. In addition to base salary, the amount includes true-up payments related to foreign currency fluctuations and tax equalization.

Vince Sadusky assumed the role of CEO on January 24, 2022. Prior to his appointment, he served as a Non-Executive Director. His annual salary is $1,500,000 paid bi-weekly.

Max Chiara's annual salary is $800,000 paid bi-weekly.

(2) Taxable benefits include the following:

($)	Housing[(a)]	Car & Jet Benefits	Meals & Travel Allowances	Insurance[(b)]	Tax[(c)]	Other[(d)]	Total Taxable Benefits
Marco Sala							
2022	—	25,988	11,962	4,543	1,958,865	—	**2,001,358**
2021	945,247	23,352	7,722	4,706	688,361	—	**1,669,388**
Vince Sadusky							
2022	86,043	13,522	—	3,334	78,604	70,000	**251,503**
2021	—	—	—	—	—	—	**—**
Max Chiara							
2022	—	—	—	7,179	24,418	70,000	**101,597**
2021	—	—	—	7,179	—	86,373	**93,552**

(a) The 2022 amount represents Vince Sadusky's housing payment for his company paid apartment.

The 2021 amount represents Marco Sala's housing allowance payment, which is paid once every three years per Marco Sala's Italian employment agreement.

(b) Includes health and life insurance.

(c) Represents tax equalization related to long-term incentive and allowances as well as tax preparation services.

(d) The 2022 amount represents the perquisite compensation contribution to Vince Sadusky and Max Chiara.

The 2021 amount represents benefits paid to Max Chiara for costs incurred to re-locate from his prior residence to Rhode Island as required for his employment, as well as his perquisite.

(3) Marco Sala's pension includes base pension contributions, severance and employer social tax contributions in respect of his Italian service agreement.

Vince Sadusky's and Max Chiara's pension includes employer contributions to their respective U.S. defined contribution 401(k) plan.

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(4) The amount relates to the second and third installments of a $2.0 million bonus as part of Max Chiara's offer of employment to compensate for his forfeited remuneration at his previous employer, which is to be paid in four equal installments as follows: (1) within 30-days of his employment start date; and (2) on each of the first, second and third anniversaries of his employment start date. He must remain employed with the Company through the applicable payment date to receive each installment.

(5) Represents the annual bonus earned for the annual performance periods ended 2022 and 2021, paid in 2023 and 2022, respectively. Marco Sala's amount also includes the estimated true-up payments related to foreign currency fluctuations and tax equalization.

(6) Total long-term incentive is as follows:

	Performance Share Units[a]		Restricted Share Units[b]		Total LTI	
	Shares	**($)**	**Shares**	**($)**	**Shares**	**($)**
Marco Sala						
2022	204,404	4,429,435	—	—	**204,404**	**4,429,435**
2021	—	—	—	—	**—**	**—**
Vince Sadusky						
2022	—	—	285,714	6,191,422	**285,714**	**6,191,422**
2021	—	—	—	—	**—**	**—**
Max Chiara						
2022	121,389	2,630,500	—	—	**121,389**	**2,630,500**
2021	—	—	—	—	**—**	**—**

(a) The 2022 amount represents 145% of target performance share units subject to the 2021 through 2022 performance period, 50% expected to vest in 2023, and 50% expected to vest in 2024, multiplied by $21.67, the three-month average closing share price ending December 31, 2022. The share price at grant date of $22.70 is higher than the share price used as noted in this paragraph, as such no amount of the values shown are attributable to share price appreciation during the performance. Details relating to the performance measures and achievement are set out in the section headed "Performance against performance conditions for the annual bonus program (audited)".

The 2021 amount reflects 0% performance achievement subject to the 2019 through 2021 performance period, therefore no shares vested under this plan and no value has been realized related to share price appreciation.

Vince Sadusky assumed the role of CEO on January 24, 2022 and did not have performance share units subject to each of the 2021 through 2022 performance period and the 2019 through 2021 performance period.

(b) The 2022 amount reflects the one-time recruitment award of restricted share units granted to Vince Sadusky on January 24, 2022, with a grant date value of $7.5 million with an opportunity to earn up to an additional 350,000 shares depending on the share price of the Parent's ordinary shares for the 60 days immediately preceding and ending on the vesting date, which is three years after the grant date. The 2022 amount has been updated to reflect the number of units unvested as of December 31, 2022, multiplied by $21.67, the three-month average closing share price ending December 31, 2022. The share price at grant date of $26.25 is higher than the share prices used as noted in this paragraph, as such no amount of the values shown are attributable to share price appreciation.

(7) Marco Sala's total remuneration reflects all remuneration related to his employment contract with the Parent, and for the avoidance of doubt, under his employment contract with Lottomatica S.p.A. which merged with and was absorbed by IGT Lottery S.p.A. (formerly Lottomatica Holding S.r.l.), effective December 1, 2018.

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Non-Executive Directors' remuneration as a single figure (audited)

The remuneration of the Non-Executive Directors for the financial years ended December 31, 2022 and 2021 is set out below and relates to his/her performance of his/her role as a Non-Executive Director of the Parent.

($)		Retainers	Other fees[(1)]	Restricted Share Units[(2)]	Total[(3)]
Alberto Dessy[(4)]					
	2022	112,638	—	215,942	**328,580**
	2021	111,685	—	176,817	**288,502**
Marco Drago					
	2022	100,000	—	215,942	**315,942**
	2021	100,000	—	176,817	**276,817**
Ashley M. Hunter[(5)]					
	2022	96,282	8,562	215,942	**320,786**
	2021	—	—	46,683	**46,683**
James McCann (Vice Chairperson & Lead Independent Director)					
	2022	140,000	—	237,525	**377,525**
	2021	140,000	—	194,498	**334,498**
Heather McGregor					
	2022	100,000	—	215,942	**315,942**
	2021	100,000	—	176,817	**276,817**
Lorenzo Pellicioli[(6)]					
	2022	102,628	22,306	215,942	**340,876**
	2021	150,000	—	221,031	**371,031**
Maria Pinelli[(7)]					
	2022	134,795	10,585	215,942	**361,322**
	2021	—	—	46,683	**46,683**
Samantha Ravich					
	2022	100,000	—	215,942	**315,942**
	2021	100,000	—	176,817	**276,817**
Vince Sadusky[(8)]					
	2022	8,077	—	—	**8,077**
	2021	140,000	—	176,817	**316,817**
Gianmario Tondato Da Ruos					
	2022	130,000	—	215,942	**345,942**
	2021	130,000	—	176,817	**306,817**

(1) These figures primarily relate to reimbursable meal and travel expenses for attending Board meetings in the U.K.

(2) The 2022 amounts reflect the number of restricted share units granted on May 10, 2022 multiplied by $21.67, the three-month ending share price as of December 31, 2022. The restricted share units vest on the date of the 2023 AGM.

The 2021 amounts have been updated to reflect the number of restricted share units granted on May 18, 2021 multiplied by the share price on the vesting date, $20.07.

(3) Non-Executive Directors are not eligible to receive variable remuneration; therefore, Total remuneration equals fixed remuneration.

(4) Alberto Dessy's fees include a 4% stipend related to Italian regulatory requirements.

(5) Ashley M. Hunter was appointed to the Board on January 14, 2022 and received a pro-rated amount of compensation for her services during the year.

(6) Effective January 24, 2022, Lorenzo Pellicioli retired as Chairperson of the Board and became a Non-Executive Director.

(7) Maria Pinelli was appointed to the Board on January 14, 2022 and received a pro-rated amount of compensation for her services during the year.

(8) The 2022 amount represents a pro-rata payment for Vince Sadusky's director fee prior to his appointment as CEO and Executive Director effective January 24, 2022. His remuneration as CEO and Executive Director is reported in the section headed "Executive Directors' remuneration as a single figure (audited)".

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Performance against performance conditions for the annual bonus program (audited)

Annual bonuses under the short-term incentive ("STI") compensation plan ("STIP") are earned by reference to the financial year and paid in March following the end of the financial year.

The Committee reviews the performance measures and targets of the STIP annually to evaluate whether these measures remain appropriately aligned to the Company's overall business strategy. Payment to the Executive Directors under the 2022 STIP was based on both predetermined financial performance metrics, including Consolidated Operating Income ("OI") (excluding Purchase Price Accounting), Adjusted Consolidated Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA"), and Adjusted Consolidated Net Debt, and individual Management by Objectives ("MBOs").

Marco Sala

Target payment to Marco Sala is based on 133% of his salary with a maximum opportunity of 232.75% of his base salary. The table below sets out the 2022 STIP financial metrics and actual performance and the bonuses accruing in 2022 for Marco Sala:

($ in millions)	Weighting	Threshold	Target	Maximum	2022 Performance	Payout %
Financial Performance Measures						
Adjusted Consolidated OI	25%	914.4	1,016.0	1,117.6	200%	50.0%
Adjusted Consolidated EBITDA	25%	1,529.1	1,699.0	1,868.9	150%	37.5%
Adjusted Consolidated Net Debt	30%	6,075.2	5,927.0	5,778.8	200%	60.0%
Personal Performance Measures						
MBOs	20%				200%	40.0%
					Payout as % of Target	**175.0%**
					Payout as % of Maximum	**87.5%**

The MBOs for Marco Sala relates to (i) driving the strategic assessment of IGT's global gaming portfolio to drive shareholder value, (ii) improving IGT's sustainability programs through a focus on increased environmental and social initiatives, and (iii) enhancing the Board's oversight of DE&I. In all instances, these objectives were delivered against at a high level of performance - while some of the resulting outcomes are forward-looking in business impact therefore commercially sensitive in respect of the Company and not explicitly disclosed herein, there are Board-reviewed and approved plans with an execution path to create incremental shareholder value. Under Marco Sala's focused direction on ESG initiatives, the Company achieved at least six increased rating agency scores during 2022. He also led the Board's engagement in DE&I initiatives with significant outcomes, including the highest level of women in leadership representation in IGT's history.

Vince Sadusky

Target payments to Vince Sadusky were based on 100% of his salary with a maximum opportunity of 167% of base salary. The table below sets out the 2022 STIP financial metrics and actual performance and the bonuses accruing in 2022 for Vince Sadusky:

($ in millions)	Weighting	Threshold	Target	Maximum	2022 Performance	Payout %
Financial Performance Measures						
Adjusted Consolidated OI	25%	914.4	1,016.0	1,117.6	200%	50.0%
Adjusted Consolidated EBITDA	25%	1,529.1	1,699.0	1,868.9	150%	37.5%
Adjusted Consolidated Net Debt	30%	6,075.2	5,927.0	5,778.8	200%	60.0%
Personal Performance Measures						
MBOs	20%				200%	40.0%
					Payout as % of Target	**167.0%**
					Payout as % of Maximum	**83.5%**

The MBOs for Vince Sadusky relates to (i) driving the strategic assessment of IGT's global gaming portfolio to drive shareholder value, (ii) creating long-term value by forming a strong company culture through diversity and inclusion focus and employee engagement initiatives, and (iii) improving IGT's sustainability programs through a focus on increased environmental and social initiatives. In all instances, these objectives were delivered against at a high level of performance - while strong alignment to Marco Sala's MBOs, their respective focus may have varied. During a year of leadership transition, it was important for Vince Sadusky to establish a strong foothold on culture, DE&I and employee engagement, with many impactful actions implemented beyond expectation culminated by an employee engagement survey launched in late 2022, with many areas of improved results. Despite the rigors of assuming the new CEO role, he personally mentored multiple employees of underrepresented groups during the year and engaged directly with all internal

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Diversity & Inclusion Groups to listen and ideate future programs and resource needs. Along with Marco Sala, Vince Sadusky focused on future Board approved shareholder value creation plans that will be further resourced for implementation. Vince Sadusky also generated six year-over-year improvement scores in targeted ESG initiatives, with a specific initiative undertaken to purchase renewable energy certificates (REC) in 2022 for the Italian lottery sites that contributed towards the realized year-over-year Scope 2 emissions reduction. With increased focus from investors on ESG matters, this is a significant accomplishment for IGT.

Max Chiara

Target payments to Max Chiara are based on 87.5% of his salary with a maximum opportunity of 175% of his base salary. The table below sets out the 2022 STIP financial metrics and actual performance and the bonuses accruing in 2022 for Max Chiara:

($ in millions)	Weighting	Threshold	Target	Maximum	2022 Performance	Payout %
Financial Performance Measures						
Adjusted Consolidated OI	25%	914.4	1,016.0	1,117.6	200%	50.0%
Adjusted Consolidated EBITDA	25%	1,529.1	1,699.0	1,868.9	150%	37.5%
Adjusted Consolidated Net Debt	30%	6,075.2	5,927.0	5,778.8	200%	60.0%
Personal Performance Measures						
MBOs	20%				200%	40.0%
					Payout as % of Target	**187.5%**
					Payout as % of Maximum	**93.8%**

The MBOs for Max Chiara relates to (i) delivering on IGT's finance transformation program, (ii) continuing the optimization journey on IGT's capital structure, and (iii) enhancing inclusive leadership and cultural fluency competencies. In all instances, these objectives were delivered against at a high level of performance - as the chief steward for optimization of IGTs' financial procedures, controls and internal systems, Max Chiara lead many initiatives that were aimed at delivering improvements in various cycles to enhance timing and visibility of business decision support. The number of achievements were 50% greater than the objectives set to accomplish. Under Max Chiara's leadership in the area of capital structure, IGT realized net interest reduction c.100% greater than targeted, despite the unprecedented volatility and increases in worldwide interest rates. This was accomplished during extraordinarily difficult macroeconomic conditions and further bolstered by management through actions such as achievement of multiple ratings upgrades and successful refinancing of Company debt. As a leader of a large global organization, Max Chiara fostered an increased understanding of the importance of DE&I with c.100% participation in required trainings, while focusing on achieving significant improvements in underrepresented categories in both actual hires over the course of the year as well as within his organization's successor pipeline.

Performance against performance conditions for the LTIP vesting (audited)

Performance share units

The amount included in performance share units of the 2022 single total figure of remuneration reflects the performance share units granted in 2021. Vesting was dependent on performance over two financial years ended on December 31, 2022 and continued service until the vesting date in 2023 for 50% of the units earned and the vesting date in 2024 for the remaining 50% of units earned. The vesting date is expected to be in May 2023 and May 2024, respectively.

The performance achieved against the performance targets is shown below:

2021-2022 ($ in millions)	Weighting	Threshold	Target	Maximum	2022 Performance	Performance % of Target	Payout %
Consolidated Adjusted EBITDA	25%	2,910.8	3,064.0	3,217.2	3,465.0	113%	116.0%
Adjusted Free Cash Flow	75%	865.5	911.0	1,047.7	1,431.0	157%	116.0%
EBITDA/Free Cash Flow Result							116.0%
Relative TSR Modifier		<25th	60th	>75th	91	152%	125.0%
						Performance results (% of target)[(1)]	**145.00%**
						Total units earned (% of maximum)[(2)]	**100.0%**

(1) The performance results weighted as the product of (a) the Consolidated Adjusted EBITDA and Free Cash Flow Payment Matrix (116.0%) multiplied by (b) relative Total Shareholder Return percentile payout (125.0%).

(2) The maximum number of shares to be earned under the plan is 145% of target.

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Interests and vesting criteria of awards made during the financial year (audited)

LTIP - Performance share units (audited)

2022-2024 LTI awards - Performance share units

The award will vest 50% in 2025 and 2026, respectively, based on cumulative performance over the 2022 through 2024 period and continued service through the vesting date. The details of these awards are included in the table below:

Executive Director	Type of Award	Maximum Units	Proportion of maximum award vesting at minimum performance	Price on Grant Date	Face Value on Grant Date[1]
Marco Sala	Performance Share Units	118,029	10%	$22.37	$2,640,309
Vince Sadusky	Performance Share Units	132,783	10%	$22.37	$2,970,356
Max Chiara	Performance Share Units	118,029	10%	$22.37	$2,640,309

(1) The face value on grant date is calculated as the maximum number of units which could be earned under the award times the Price on Grant Date of May 4, 2022.

The vesting of the performance share units under the 2022-2024 LTI awards is tied to the three performance metrics based on performance in 2022 through to 2024 as follows.

•	Three-Year Cumulative Consolidated Adjusted EBITDA	Profitability measure
•	Three-Year Cumulative Consolidated Free Cash Flow	Use of cash
•	Relative TSR	Performance against peers

Three-Year Cumulative Consolidated Adjusted EBITDA ("Three-Year Adjusted EBITDA")

The Three-Year Adjusted EBITDA performance metric refers to the cumulative Adjusted EBITDA of the Company's continuing operations as reported in the annual public press releases issued by the Company for the years ended December 31, 2022, 2023 and 2024. The performance share units subject to this vesting criteria may be greater than, equal to, or less than the original amount of target based on actual performance, relative to the target as follows:

Three-Year Adjusted EBITDA Target	*< 95%*	*95%*	*100%*	*> 105%*
% Vesting	*—%*	*20%*	*100%*	*116%*

The Committee may exercise its right to make reasonable adjustments in order to preserve the incentives intended at the time of grant.

Three-Year Cumulative Consolidated Free Cash Flow ("Three-Year Free Cash Flow")

The Three-Year Free Cash Flow performance metric refers to the cumulative consolidated free cash flow from the Company's continuing operations as reported in the annual public press releases issued by the Company for the years ended December 31, 2022, 2023 and 2024. The performance share units subject to this vesting criteria may be greater than, equal to, or less than the original amount of target based on actual performance, relative to the target as follows:

Three-Year Free Cash Flow Target	*< 92.5%*	*92.5%*	*100%*	*> 115%*
% Vesting	*—%*	*20%*	*100%*	*116%*

The Committee may exercise its right to make reasonable adjustments in order to preserve the incentives intended at the time of grant.

Relative TSR Payment Factor

The Relative TSR Payment Factor is based on relative TSR for the companies included in the Russell MidCap Index as of the first day of the measurement period. The measurement period is the period commencing on January 1, 2022 and ending on December 31, 2024. After the Three-Year Adjusted EBITDA and Three-Year Free Cash Flow performance metrics are calculated, the TSR modifier is applied to the calculated vesting.

Performance Factor

The Performance Factor is the product of the Three-Year Adjusted EBITDA and Three-Year Free Cash Flow multiplied by the Relative TSR Payment Factor. Actual vesting under the plan can range from 0% to 145% if all maximum targets are met.

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CEO Transition

Effective January 24, 2022, Vincent L. Sadusky was appointed CEO and Executive Director of the Board.

Performance share units

Vince Sadusky was granted performance share units with a grant date of January 24, 2022 and subject to the same performance metrics and vesting schedule applicable to the 2022 performance share units granted to the former CEO for the 2021 through 2023 performance period.

The award will vest 50% in 2024 and 2025, respectively, based on cumulative performance over the 2021 through 2023 period and continued service through the vesting date. The details of this award are included in the table below:

Executive Director	Type of Award	Maximum Units	Proportion of maximum award vesting at minimum performance	Price on Grant Date	Face Value on Grant Date[1]
Vince Sadusky	Performance Share Units	124,285	10%	$26.25	$3,262,481

(1) The face value on grant date is calculated as the maximum number of units which could be earned under the award times the Price on Grant Date of January 24, 2022.

The vesting of the performance share units under the 2021-2023 LTI award is tied to the three performance metrics based on performance in 2021 through to 2023 as follows.

•	Three-Year Cumulative Consolidated Adjusted EBITDA	Profitability measure
•	Three-Year Cumulative Consolidated Free Cash Flow	Use of cash
•	Relative TSR	Performance against peers

Three-Year Cumulative Consolidated Adjusted EBITDA ("Three-Year Adjusted EBITDA")

The Three-Year Adjusted EBITDA performance metric refers to the cumulative Adjusted EBITDA of the Company's continuing operations as reported in the annual public press releases issued by the Company for the years ended December 31, 2021, 2022 and 2023. The performance share units subject to this vesting criteria may be greater than, equal to, or less than the original amount of target based on actual performance, relative to the target as follows:

Three-Year Adjusted EBITDA Target	*< 95%*	*95%*	*100%*	*> 105%*
% Vesting	*—%*	*20%*	*100%*	*116%*

The Committee may exercise its right to make reasonable adjustments in order to preserve the incentives intended at the time of grant.

Three-Year Cumulative Consolidated Free Cash Flow ("Three-Year Free Cash Flow")

The Three-Year Free Cash Flow performance metric refers to the cumulative consolidated free cash flow from the Company's continuing operations as reported in the annual public press releases issued by the Company for the years ended December 31, 2021, 2022 and 2023. The performance share units subject to this vesting criteria may be greater than, equal to, or less than the original amount of target based on actual performance, relative to the target as follows:

Three-Year Free Cash Flow Target	*< 92.5%*	*92.5%*	*100%*	*> 115%*
% Vesting	*—%*	*20%*	*100%*	*116%*

The Committee may exercise its right to make reasonable adjustments in order to preserve the incentives intended at the time of grant.

Relative TSR Payment Factor

The Relative TSR Payment Factor is based on relative TSR for the companies included in the Russell MidCap Index as of the first day of the measurement period. The measurement period is the period commencing on January 1, 2021 and ending on December 31, 2023. After the Three-Year Adjusted EBITDA and Three-Year Free Cash Flow performance metrics are calculated, the TSR modifier is applied to the calculated vesting.

Performance Factor

The Performance Factor is the product of the Three-Year Adjusted EBITDA and Three-Year Free Cash Flow multiplied by the Relative TSR Payment Factor. Actual vesting under the plan can range from 0% to 145% if all maximum targets are met.

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Restricted share units Vince Sadusky was granted a one-time recruitment award of restricted share units with a grant date of January 24, 2022, and a target grant date value of $7.5 million with an opportunity to earn up to an additional 350,000 shares depending on the share price of the Parent’s ordinary shares for the 60 days immediately preceding and ending on the vesting date, which is three years after the grant date. Vesting of the long-term incentive awards are conditioned on his continued service through the applicable vesting date in 2025. The Committee took into account the global nature of the Company’s operations and U.S. listing, that such award enabled the recruitment of a high quality candidate to the role of CEO to support the execution of the Company’s strategy. Executive Director Type of Award Maximum Units(2) Proportion of maximum award vesting at minimum performance(2) Price on Grant Date Face Value on Grant Date(1) Vince Sadusky Restricted Share Units 285,714 Not subject to performance condition $26.25 $7,499,993 (1) The face value on grant date is calculated as the maximum number of units which could be earned under the award times the Price on Grant Date of January 24, 2022. (2) The maximum units reported in the table does not include the additional 350,000 shares which could be earned by the Executive Director, depending on the share price of the Parent’s ordinary shares for the 60 days immediately preceding and ending on the vesting date. Pensions (audited) Marco Sala Marco Sala participates in the Company’s Italian pension funds at the same rates other eligible employees participate, the rate of which may differ by reference to entry date into the plan and job level. The amount in the single-figure table reflects Marco Sala's Italian pension under his service agreement with Lottomatica S.p.A. which merged with and was absorbed by IGT Lottery S.p.A., formerly Lottomatica Holding S.r.l. (“Lottomatica”), effective December 1, 2018, and the Italian integrative pension fund, both of which are structured as a contribution scheme. Under the pension fund subject to his service agreement, the employee contribution rate is equal to 10.19% and the employer quota is approximately 27% of base salary, allowances and annual bonus. Marco Sala’s contributions subject to the Italian integrative pension fund (PREVIP) are levied at a rate of 3.45% and employer contributions are 8.55% of base salary. Both pension funds’ contribution rates are applied to Marco Sala’s remuneration earned under both of his service agreements with the Parent and IGT Lottery S.p.A. as disclosed in the single figure table. Employer contributions are allocated to the Parent and IGT Lottery S.p.A. based on remuneration earned under such agreement. In addition, the Company makes mandatory contributions to PREVIP for TFR (Italy’s severance program) at a 6.90% rate of Marco Sala’s base salary, allowances and annual bonus earned under both of his service agreements. At the time Marco Sala’s employment ends with the Company, he may receive this benefit as a lump sum payment or keep the balance in PREVIP. As of December 31, 2022, there was no accrual for an Italian severance payment for Marco Sala. The estimated retirement date for Marco Sala is in January 2027, which, in accordance with Italian regulations, could be postponed to March 2027. Vince Sadusky Vince Sadusky is eligible to participate in the Company's U.S. defined contribution 401(k) plan, which is offered to all U.S. employees. IGT provides a 3.5% company match on the first 6% of employee contributions as follows: 100% match on the first 1% of employee contributions and 50% match on the next 5% of employee contributions, subject to the U.S. Internal Revenue Services (“IRS”) limits then in effect, which were $20,500 in 2022 with an additional “catch-up” contribution of $6,500 for employees age 50 or older as of December 31, 2022. Max Chiara Max Chiara is eligible to participate in the Company's U.S. defined contribution 401(k) plan, which is offered to all U.S. employees. IGT provides a 3.5% company match on the first 6% of employee contributions as follows: 100% match on the first 1% of employee contributions and 50% match on the next 5% of employee contributions, subject to the U.S. Internal Revenue Services (“IRS”) limits then in effect, which were $20,500 in 2022 with an additional "catch-up" contribution of $6,500 for employees age 50 or older as of December 31, 2022. Directors’ Remuneration Report Annual Report and Accounts 2022 Page | 81

Directors' Remuneration Report

Payments to past Directors and payments for loss of office (audited)

There have been no payments of money or other assets made to any Director or for loss of office, in each case, at any time during the financial year ended December 31, 2022.

Statement of Director's shareholding and share interests (audited)

Share Ownership Guidelines

Executive Directors are required to acquire and maintain shares with a fair market value equal to at least three times base salary (which is the case for the current CFO, Max Chiara) and a maximum of at least five times base salary (which is the case for the current Executive Chair, Marco Sala, and CEO, Vince Sadusky). Shares included in the ownership criteria include shares which are beneficially owned regardless of whether the shares were issued under a Company plan or purchased on the market, and vested shares held in trust for the benefit of the Executive Director or his family members. Unearned performance shares do not count towards the ownership criteria until such shares have been earned. Unvested restricted share units and unexercised share options are not taken into account for purposes of the guidelines. If the Executive Director has a co-investment agreement, 50% of shares committed to the co-investment will not be taken into account for purposes of the guidelines.

Executive Directors must hold all of the net settled shares they receive under the LTIP and the co-investment plan for a period of at least five years from the date of grant. The period expires on the fifth anniversary of the date of grant, provided the relevant director meets his or her holding requirements under the Share Ownership Guidelines. Upon cessation of employment, Executive Directors are required to hold (i) during the first year post departure, the lower of their respective shareholding guideline and the actual shareholding immediately prior to departure, and (ii) during the second year post departure, the lower of 50% of their respective shareholding guideline and the actual shareholding at the start of the second year post departure.

Beginning November 10, 2020 (or five years after joining the Board if such date is subsequent to November 10, 2020), a Non-Executive Director is expected to hold, for as long as he or she remains on the Board, ordinary shares of the Parent that have a fair market value equal to at least three times the base annual retainer amount then in effect for that Non-Executive Director. Unvested restricted share units and unexercised share options are not taken into account for the purposes of the guidelines. Non-compliant Non-Executive Directors are prohibited from selling shares of the Parent until they have met their applicable target level of share ownership, excluding any shares sold to cover any applicable tax withholding requirements or the exercise price of any share options.

The Committee has the discretion to amend the shareholding guidelines at any time.

Executive Directors' interests in share awards (audited)

The table below sets out details of the interests of the Executive Directors in share awards for the year ended December 31, 2022:

Date of Grant	Awards Held at January 1, 2022	Granted/ Performance Adjustments During the Year[(1)]	Shares Vested During the Year	Awards Held at December 31, 2022	Market Price at Grant Date	End of Performance Period	Vesting Date
Marco Sala							
May 4, 2022	—	81,400	—	81,400	$22.37	2024	2025 & 2026
Jul 28, 2021	125,000	—	—	125,000	$19.87	2024	2024
May 18, 2021	352,423	—	—	352,423	$22.70	2022 & 2023	2023, 2024 & 2025
May 11, 2021	172,500	—	—	172,500	$20.37	2024	2024
Nov 6, 2020	138,754	—	(138,754)	—	$22.54	Not Applicable	2021 & 2022
Jul 29, 2019	212,927	(212,927)	—	—	$13.86	2021	2022 & 2023
Vince Sadusky							
May 4, 2022	—	91,575	—	91,575	$22.37	2024	2025 & 2026
Jan 24, 2022	—	85,714	—	85,714	$26.25	2023	2024 & 2025
Jan 24, 2022	—	285,714	—	285,714	$26.25	Not Applicable	2025

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Directors' Remuneration Report

Date of Grant	Awards Held at January 1, 2022	Granted/ Performance Adjustments During the Year[(1)]	Shares Vested During the Year	Awards Held at December 31, 2022	Market Price at Grant Date	End of Performance Period	Vesting Date
Max Chiara							
May 4, 2022	—	81,400	—	81,400	$22.37	2024	2025 & 2026
May 18, 2021	209,293	—	—	209,293	$22.70	2022 & 2023	2023, 2024 & 2025
Nov 6, 2020	43,441	—	(43,441)	—	$22.54	Not Applicable	2021 & 2022

(1) Decreases relate to adjustments for actual performance achieved.

Executive Directors' interests in share options (audited)

The table below sets out details of the interests of the Marco Sala in share options which are outstanding as of December 31, 2022:

Date of Grant	Awards Held at January 1, 2022	Granted/ Performance Adjustments During the Year [(1)]	Exercised During the Year	Expired During the Year	Awards Held at December 31, 2022	Exercise Price[(2)]	End of Performance Period	Vesting Date	Expires On
May 11, 2021	172,500	—	—	—	172,500	$20.37	2024	2024	2028
Nov 30, 2015	250,000	—	(250,000)	—	—	$15.53	2017	2018	2022

(1) Decreases relate to adjustments for actual performance achieved.

(2) The market price at grant date is equal to the exercise price of the share option.

Neither Vince Sadusky nor Max Chiara have any interests in share options as of December 31, 2022.

Executive Directors' total share interests (audited)

The table below shows the Executive Directors' share interests as of December 31, 2022, including shares held by connected persons.

Executive Director	Restricted Share Units	Performance Share Units	Share options	Total of Outstanding Shares and Options	Shares Beneficially Owned Outright[(1)]
Marco Sala	—	731,323	172,500	903,823	1,131,298
Vince Sadusky	285,714	177,289	—	463,003	82,468
Max Chiara	—	290,693	—	290,693	49,607

(1) Marco Sala met the target ownership level as prescribed by the Share Ownership Guidelines, but not Vince Sadusky and Max Chiara who only became subject to the guidelines since their appointment as CEO in January 2022 and as CFO in April 2020, respectively, but are expected to meet the target ownership level in the next two to three years. In any event, all Executive Directors remain subject to the holding requirements prescribed by the Share Ownership Guidelines as detailed in the section headed "Share Ownership Guidelines".

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Non-Executive Directors’ share interests (audited) The table below shows the Non-Executive Directors’ share interests as of December 31, 2022, unless otherwise noted, including shares held by connected persons. Alberto Dessy 9,965 62,521 Marco Drago 9,965 75,800 Ashley M. Hunter 9,965 2,326 James McCann 10,961 76,271 Heather McGregor 9,965 33,412 Lorenzo Pellicioli 9,965 156,616 Maria Pinelli 9,965 2,326 Samantha Ravich 9,965 31,433 Gianmario Tondato Da Ruos 9,965 48,884 Name Restricted Share Units(1) Shares Beneficially Owned Outright(2) (1) Non-Executive Directors do not have options outstanding. (2) Each of the Non-Executive Directors have either met or are on track to meet the target ownership level as prescribed by the Share Ownership Guidelines as detailed in the section headed “Share Ownership Guidelines”. Performance graph and table Total shareholder return (TSR) The chart below shows the TSR index for the Company as against the Russell Midcap Index. The Company considers it appropriate to benchmark its performance to the Russell Midcap Index due to the Company's nature and size. Period Ended In de x V al ue TSR Performance Company Russell Midcap Index 29 June 2015 31 Dec 2015 31 Dec 2016 31 Dec 2017 31 Dec 2018 31 Dec 2019 31 Dec 2020 31 Dec 2021 31 Dec 2022 75 100 125 150 175 200 225 250 275 300 325 350 375 (1) TSR calculation utilizes the 60-day average price for the period 60 days before the start dates and end dates of each period for the Parent's ordinary shares and the Russell Midcap Index; TSR includes impact of dividend payments. Total remuneration of the Chief Executive 2022 (1)(3) Vince Sadusky $10,314,369 84% —% Marco Sala $2,015,555 —% 100% 2021 (2) Marco Sala $10,821,746 95% 18% 2020 Marco Sala $10,396,374 —% —% 2019 Marco Sala $6,498,640 83% 26% 2018 (2) Marco Sala $19,487,373 78% 37% 2017 Marco Sala $9,238,946 61% 86% 2016 Marco Sala $7,553,912 82% 72% Year Total Remuneration in single figure table Annual bonus paid as % of maximum LTI vested as a % of maximum (awards actually vested in year) Directors’ Remuneration Report Annual Report and Accounts 2022 Page | 84

Directors' Remuneration Report

Year		Total Remuneration in single figure table	Annual bonus paid as % of maximum	LTI vested as a % of maximum (awards actually vested in year)
2015 (1)(2)	Marco Sala	$9,646,006	75%	78%
2014 (1)	Marco Sala	€7,155,968	96%	100%
2013 (1)	Marco Sala	€6,884,167	93%	92%

(1) Marco Sala was CEO of the Parent from April 7, 2015 to January 24, 2022, when he assumed the role of Executive Chair. Prior to this time, he was a director of the Parent's predecessor entities. The 2022 amount for Marco Sala reflects a pro-rata payment received by him in his role as CEO which includes salary, benefits, and true-up payments related to foreign currency fluctuations and tax equalization.

(2) Total remuneration includes a housing allowance paid to Marco Sala once every three years subject to his IGT Lottery S.p.A. (formerly Lottomatica) contract.

(3) Vince Sadusky was appointed to the role of CEO effective January 24, 2022. The 2022 amount for Vince Sadusky reflects his remuneration in his role as CEO.

Percentage change in Director and employee remuneration

The following table compares the annual percentage change, year over year, of each Director's remuneration to the Company's employees as a whole, in all jurisdictions, calculated on a full-time equivalent basis.

	2022			2021			2020		
	Salary and Fees	Benefits (1)	STI (1)	Salary and Fees	Benefits (1)	STI (1)	Salary and Fees	Benefits (1)	STI (1)
Employees(2)	**7%**	**3%**	**(6)%**	**4%**	**(8)%**	**100%**	**(8)%**	**(1)%**	**(100)%**
Executive Directors									
Marco Sala(3)	(30)%	20%	(42)%	17%	494%	100%	(23)%	6%	(100)%
Vince Sadusky(4)	868%	—%	—%	(5)%	-	-	(5)%	-	-
Max Chiara(5)	—%	9%	(4)%	76%	(68)%	100%	—%	—%	—%
Non-Executive Directors									
Alberto Dessy	1%	-	-	2%	-	-	2%	-	-
Marco Drago	—%	-	-	—%	-	-	—%	-	-
Ashley M. Hunter(6)	—%	-	-	-	-	-	-	-	-
James McCann	—%	-	-	(13)%	-	-	(17)%	-	-
Heather McGregor	—%	-	-	—%	-	-	—%	-	-
Lorenzo Pellicioli(7)	(17)%	-	-	—%	-	-	—%	-	-
Maria Pinelli(8)	—%	-	-	-	-	-	-	-	-
Samantha Ravich(9)	—%	-	-	—%	-	-	136%	-	-
Gianmario Tondato Da Ruos	—%	-	-	—%	-	-	—%	-	-

(1) Non-Executive Directors do not receive benefits or short-term incentives.

(2) Employee percentages exclude payments made to Executive Directors.

(3) Marco Sala was CEO until January 24, 2022, when he assumed the role of Executive Chair, therefore the change between 2022 and 2021 reflects the change in the amount he received due to the change in his role.

(4) Vince Sadusky was a Non-Executive Director until January 24, 2022, when he assumed the role of CEO, therefore the change between 2022 and 2021 reflects the change in the amount he received due to the change in his role.

(5) Max Chiara joined the Company in April 2020, therefore no change between 2020 and 2019 is reflected in the table above.

(6) Ashley M. Hunter was appointed to the Board on January 14, 2022, therefore no change between 2022 and 2021 is reflected in the table above.

(7) Effective January 24, 2022, Lorenzo Pellicioli retired as Chairperson of the Board and became a Non-Executive Director, therefore the change between 2022 and 2021 reflects the change in the amount he received due to the change in his role.

(8) Maria Pinelli was appointed to the Board and Chairperson of the Audit Committee on January 14, 2022, therefore no change between 2022 and 2021 is reflected in the table above.

(9) Samantha Ravich was appointed to the Board on July 31, 2019 and received a pro-rated amount of compensation for her services in 2019.

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Directors' Remuneration Report

CEO Pay Ratios

As the Company had an average number of U.K. employees of more than 250 for the financial year ended December 31, 2022, but not in respect of the financial year ended December 31, 2021, the Company was exempt from reporting pay ratios in relation to the total remuneration of CEO for the financial years ended 2021 and 2022.

Relative importance of spend on pay

The following table shows the year-on-year movement in total remuneration of all employees, compared to the level of distributions to shareholders by way of dividend and share buyback in respect of the financial years ended December 31, 2022 and 2021:


$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
Millions
$1,166.2
$1,100.4
$275.4
$81.7
Total Pay(1)
Distributions to shareholders(2)
Period Ending
2022
2021

(1) The total pay increased 6% in 2022 when compared to 2021, based on constant 2021 foreign currency rates. The Parent is not aware of any other extraordinary payments utilizing cash flow or profit. Total Pay includes wages, benefits, annual bonus, long-term incentive compensation and training and other personnel costs. Total Pay in 2022 is calculated at the prior year's foreign exchange rate to 2021 actual Total Pay.

(2) Following amendments to IGT's revolving credit facilities agreement and term loan facility agreement in May 2020, dividends and share buybacks were prohibited, at least, through June 30, 2021. The Company announced and initiated a $300 million multi-year share repurchase program in November 2021, after reinstating quarterly cash dividend.

Implementation of the Remuneration Policy for the year ending December 31, 2023

This section sets out how the Company intends to implement the approved Remuneration Policy (see the Remuneration Policy section of this Directors' Remuneration Report, which can also be found within our 2020 Annual Report and Accounts (pages 62 to 75) which is available at the Investor Relations section of the Company's website (www.IGT.com)) for the financial year ending December 31, 2023.

In February 2023, the Committee, with the support of its remuneration adviser, approved the following revision to Marco Sala's remuneration package with effect from March 1, 2023, following an analysis carried out with respect to the Executive Chair's market pay position. Marco Sala's base salary increased to $900,000, with an increased STI target of 150% of salary (being $1.35 million) and a maximum STI opportunity of up to $1.75 million. This increase was a result of an evaluation of his performance and engagement during fiscal year 2022 against expectations at the time of his role change at the beginning of 2022. Despite Marco Sala's increase in STI percent, he continues to have a dollar cap value of $1.75 million as a maximum STI payout amount.

Executive Director

Elements	Implementation
Salary	As of the date of this Directors' Remuneration Report, the annual base salary of the Executive Directors is as set out below.

	2023	2022	Percentage Change
Marco Sala[(1)]	$900,000	$750,000	20%
Vince Sadusky	$1,500,000	$1,500,000	—%
Max Chiara	$800,000	$800,000	—%

(1) Annual salary is paid 70% in the U.K. in pounds sterling and 30% in Italy in Euros. This payment arrangement requires periodic true-ups for currency fluctuations to ensure he is paid $900,000 (from March 1, 2023) annually. Upon benchmarking of Marco Sala's position against the market, his previous base salary was below market median. A maximum available increase of 20% pursuant to the approved remuneration policy would bring him up to a pay position that approximates the market median. Given his tenure as former CEO, he is uniquely skilled to perform at a high level of contribution in the role as Executive Chairman, therefore his salary should be commensurate.

Elements	Implementation
Benefits	Each Executive Director will continue to be eligible to receive certain health, welfare and other benefits including health and life insurance, tax preparation services, tax equalization, and housing and car allowances or a cash perquisite allowance in lieu of housing, car or other allowances.

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Pension Marco Sala will continue to participate in the Company’s Italian pension under his service agreement with IGT Lottery S.p.A (formerly Lottomatica) and the Italian integrative pension fund, both of which are structured as a contribution scheme. Under the pension fund subject to his service agreement, the employee contribution rate is equal to 10.19% and the employer quota is approximately 27% of base salary, allowances and annual bonus. Marco Sala’s contributions subject to the Italian integrative pension fund are levied at a rate of 3.45% and employer contributions are 8.55% of base salary. Both pension funds’ contribution rates are applied to Marco Sala’s remuneration earned under both of his service agreements with the Parent and IGT Lottery S.p.A. In addition, the Company makes mandatory contributions to PREVIP for TFR (Italy’s severance program) at a 6.90% rate of Marco Sala’s base salary, allowances and annual bonus earned under both of his service agreements. Employer contributions are allocated to the Parent and IGT Lottery S.p.A. based on remuneration earned under such agreement. Vince Sadusky and Max Chiara will continue to, participate in the Company’s defined contribution 401(k) plan. IGT provides a 3.5% company match on the first 6% of employee contributions. Annual Bonus Each Executive Director will continue to participate in the Company’s annual bonus, with a maximum annual bonus award opportunity as set out below: • Marco Sala - 194% of base salary (2022: 232.75%) • Vince Sadusky - 167% of base salary (2022: 167%) • Max Chiara - 175% of base salary (2022: 175%) Despite Marco Sala’s increase in STI percent, he continues to have a dollar cap value of $1.75 million as a maximum STI payout amount. This dollar value cap creates a lower percentage of base salary as compared to 2022. The Company’s annual bonus for fiscal year 2023 is expected to be based on a mix of predetermined company financial metrics (80%) - Consolidated Operating Income (excluding purchase price accounting) (25%), Consolidated EBITDA (25%), and Consolidated Net Debt (30%) - and individual performance metrics (20%), as approved by the Committee to ensure they appropriately align to the overall business strategy. Individual performance metrics (i.e. MBO - Management of Objectives) typically include non-financial measures encompassing environmental, social and governance aspects that promote long-term value creation. Full details of the metrics and achievement will be disclosed retrospectively. LTIP The Committee expects to award performance-based shares for a 2023-2025 period performance cycle, with a target grant date value as set out below: • Marco Sala - $2.0 million (2022: $2.0 million) • Vince Sadusky - $4.5 million (2022: $2.25 million) • Max Chiara - $2.0 million (2022: $2.0 million) There will be a $2.25 million dollar difference in 2023 over what was reported under this same section in the 2021 report for Vince Sadusky. This is due to how his full 2022 awards were split into two separate awards - the first award was issued at the time of hire in January 2022 and the second during the annual grant cycle for all LTI participants in May 2022 - each equaling $2.25 million. The plan is expected to be 100% based on predetermined financial performance targets (Consolidated Adjusted EBITDA and Consolidated Free Cash Flow) aligned with the Company's long-term strategy and modified by the Company's relative TSR performance compared to the Russell Midcap Index. Actual payout opportunity will be based on performance achievement against the targets and will range between 0% to 145% of target shares. Full details of the metrics and achievement will be disclosed retrospectively. Co-investment plan The Committee will determine whether co-investment plans will be entered into with the other Executive Directors, and if so, the terms of such arrangements. Elements Implementation Directors’ Remuneration Report Annual Report and Accounts 2022 Page | 87

Non-Executive Directors Elements Implementation Fees As of the date of this Directors' Remuneration Report, the fees of Chairperson and other Non- Executive Directors remain unchanged from the year ended December 31, 2022, as set out below. 2023 2022 Non-Executive Director $100,000 $100,000 with additional fees related to service for Chairperson $50,000 $50,000 Lead Independent Director $20,000 $20,000 Chair of Audit Committee $40,000 $40,000 Chair of Compensation Committee $30,000 $30,000 Chair of Nominating and Corporate Governance Committee $20,000 $20,000 The Committee retains discretion to review the fees of the Non-Executive Directors for the remainder of the financial year ending December 31, 2023, and any changes to fees will be in line with the Remuneration Policy. Equity awards The Committee has reviewed the terms of the Non-Executive Directors’ restricted share unit award agreement and has determined that the agreement will operate in a broadly similar manner to the year ended December 31, 2022. Annual Grant Value 2023 Annual Grant Value 2022 Non-Executive Director $200,000 $200,000 with additional restricted share units related to service for Chairperson $50,000 $50,000 Lead Independent Director $20,000 $20,000 This Directors’ Remuneration Report was approved by the Board on March 9, 2023 and signed on its behalf by: Gianmario Tondato Da Ruos Chairperson of the Compensation Committee March 15, 2023 Directors’ Remuneration Report Annual Report and Accounts 2022 Page | 88

Independent auditors’ report to the members of International Game Technology PLC Report on the audit of the financial statements Opinion In our opinion: • International Game Technology PLC’s group financial statements and parent financial statements (the “financial statements”) give a true and fair view of the state of the group’s and of the parent company’s affairs as at 31 December 2022 and of the group’s profit and the group’s cash flows for the year then ended; • the group financial statements have been properly prepared in accordance with UK-adopted international accounting standards as applied in accordance with the provisions of the Companies Act 2006; • the parent company financial statements have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards, including FRS 101 “Reduced Disclosure Framework”, and applicable law); and • the financial statements have been prepared in accordance with the requirements of the Companies Act 2006. We have audited the financial statements, included within the Annual Report and Accounts (the “Annual Report”), which comprise: the Consolidated Balance Sheet as at 31 December 2022; the Parent Balance Sheet as at 31 December 2022; the Consolidated Statement of Operations, the Consolidated Statement of Comprehensive Income, the Consolidated Statement of Cash Flows, the Consolidated Statement of Shareholders' Equity, and the Parent Statement of Shareholders' Equity for the year then ended; and the notes to the financial statements, which include a description of the significant accounting policies. Basis for opinion We conducted our audit in accordance with International Standards on Auditing (UK) (“ISAs (UK)”) and applicable law. Our responsibilities under ISAs (UK) are further described in the Auditors’ responsibilities for the audit of the financial statements section of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Independence We remained independent of the group in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, which includes the FRC’s Ethical Standard, and we have fulfilled our other ethical responsibilities in accordance with these requirements. Our audit approach Overview Audit scope • International Game Technology PLC is a public limited company incorporated under the laws of England and Wales and is listed on the New York Stock Exchange thus the Group is subject to group financial statements audits in both the United Kingdom (UK) and the United States of America (US). • The Group's registered office is in London, United Kingdom, however it maintains its head office in Providence, US. We have thus directed, supervised and reviewed the US corporate component team to perform the on-site testing in the US in relation to testing of balances accounted for on a centralised basis as well as for the US component, and then other component teams to perform the on-site testing for other global sites in scope, with the UK Group team performing the remainder of the audit work, which principally relates to the audit of the consolidation. Independent Auditors’ Report Annual Report and Accounts 2022 Page | 89

• We conducted full scope audit work over three components in which the group has significant operations (Rome, Italy and Las Vegas, Nevada and Providence, Rhode Island, US) and a full scope audit of the parent • In addition, we performed procedures on specific balances at four non-significant components. • During the year, the group engagement team had virtual meetings with the Italy audit team and had virtual and in person meetings with the US audit team. Key audit matters • Identifying and evaluating the contractual terms and conditions of revenue transactions (group) • Impairment of Investments in subsidiaries (parent) Materiality • Overall group materiality: $35 million (2021: $35 million) based on approximately 2.19% of EBITDA adjusted to remove the impact of foreign exchange gains and losses. • Overall parent company materiality: $100 million based on approximately 1% of total assets (2021: $78 million based on approximately 1% of total liabilities). • Performance materiality: $26.25 million (2021: $26.25 million) (group) and $75 million (2021: $52.50 million) (parent company). The scope of our audit As part of designing our audit, we determined materiality and assessed the risks of material misstatement in the financial statements. Key audit matters Key audit matters are those matters that, in the auditors’ professional judgement, were of most significance in the audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) identified by the auditors, including those which had the greatest effect on: the overall audit strategy; the allocation of resources in the audit; and directing the efforts of the engagement team. These matters, and any comments we make on the results of our procedures thereon, were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. This is not a complete list of all risks identified by our audit. The key audit matters below are consistent with last year. Identifying and evaluating the contractual terms and conditions of revenue transactions (group) As described in Note 4 to the consolidated financial statements, the group generated service and product revenues of $3,357 million and $866 million, respectively, for the year ended 31 December 2022. The group’s revenue transactions include contracts with customers that consist of a combination of services and products that are accounted for as one or more distinct performance obligations. Management applies judgement in identifying and evaluating contractual terms and conditions that impact the identification of performance obligations and the associated pattern of revenue recognition. Our procedures included the following: ● Evaluating the design and testing the operating effectiveness of management’s controls to determine performance obligations, allocate a reasonable fair value to each and so to recognise revenue appropriately based upon the contractual terms and conditions. ● On a sample basis, we selected revenue items from a full revenue listing and tested the timing and accuracy of amounts recognised by determining whether the relevant obligations had been performed and had been allocated an appropriate value based upon the contractual terms of the associated contract. Key audit matter How our audit addressed the key audit matter Independent Auditors’ Report Annual Report and Accounts 2022 Page | 90

We considered this a key audit matter given the level of complexity and judgement involved in understanding the revenue affecting terms and conditions in the group’s revenue contracts. Under IFRS 15, Revenue from Contracts with Customers, the identification of different performance obligations, and the allocation of arrangement consideration to each of those obligations in a contract, can require significant management judgement. Based on the procedures performed, we noted no material issues from our work. Impairment of Investments in subsidiaries (parent) As described in note 3 to the Parent financial statements, the investments in subsidiaries is $5,311 million (2021: $4,799 million). Investments are assessed for impairment if impairment indicators exist. If such indicators exist, the recoverable amounts of the investments in subsidiaries are estimated in order to determine the extent of the impairment loss, if any. Any such impairment loss is recognised in the Parent Income Statement. As of 31 December 2022, the carrying value of the investment in each directly owned subsidiary is supported by the respective subsidiaries' underlying net assets indicating no potential impairment. As no other impairment indicators were identified as of the balance sheet date the Directors have concluded that the investment in subsidiary balance was fully recoverable and no impairment was required as of 31 December 2022. Our procedures included the following: ● We have considered the net assets of the respective subsidiaries as at 31 December 2022 and note the net assets exceed the carrying value of investment. ● In addition to net assets, we have considered other internal and external factors, and no impairment triggers have been identified. Based on the procedures performed, we noted no material issues from our work. Key audit matter How our audit addressed the key audit matter How we tailored the audit scope We tailored the scope of our audit to ensure that we performed enough work to be able to give an opinion on the financial statements as a whole, taking into account the structure of the group and the parent company, the accounting processes and controls, and the industry in which they operate. The Group’s accounting process is structured around a local finance function in each of the Group’s reporting components. These functions maintain their own accounting records and controls and report to the head office finance team through an integrated consolidation system. The Company is headquartered in London, United Kingdom, with the following principal locations: (i) the corporate functions headquarters in Providence, Rhode Island; (ii) the Lottery headquarters in Rome, Italy; (iii) the Gaming headquarters in Las Vegas, Nevada; and (iv) the PlayDigital headquarters in San Francisco, California. The worldwide engagement team is aligned to IGT PLC’s geographical organisation and broadly mirrors the group’s management structure. As the group’s headquarters are based in London, the group engagement team is also based in London and supported by component teams in Rome, Italy and Boston, Massachusetts, US. Where work was performed by teams outside of the UK, we determined the level of independent involvement needed at those local operations to be able to conclude whether sufficient appropriate audit evidence had been obtained as a basis for our opinion on the consolidated financial statements as a whole. We issued formal, written instructions to the teams outside the UK setting out the work to be performed by each of them and maintained regular communication throughout the audit cycle. These interactions included participating in the planning and clearance meetings with our teams in Rome and Boston, holding regular video and conference calls, as well as reviewing work papers and assessing matters reported. We performed certain specified audit procedures across four non-significant components to gain sufficient audit coverage over certain balances in the consolidated financial statements. The balances covered at each individual component varied based on their size but consisted of some or all of the following: service revenue, product revenue, trade accounts receivable and system, equipment and other assets related to contracts, net. In total, the audit work performed accounted for approximately 86% of consolidated net revenue and approximately 93% of consolidated total assets. At the group level, we also carried out other risk assessment procedures on the components not Independent Auditors’ Report Annual Report and Accounts 2022 Page | 91

covered by the procedures described above. The group engagement team also performed audit procedures over the consolidation. The impact of climate risk on our audit As part of our audit we made enquiries of management to understand the extent of the potential impact of climate risk on the Group’s financial statements, and we remained alert when performing our audit procedures for any indicators of the impact of climate risk. Our procedures did not identify any material impact as a result of climate risk on the group’s and parent’s financial statements. Materiality The scope of our audit was influenced by our application of materiality. We set certain quantitative thresholds for materiality. These, together with qualitative considerations, helped us to determine the scope of our audit and the nature, timing and extent of our audit procedures on the individual financial statement line items and disclosures and in evaluating the effect of misstatements, both individually and in aggregate on the financial statements as a whole. Based on our professional judgement, we determined materiality for the financial statements as a whole as follows: Financial statements - group Financial statements - parent company Overall materiality $35 million (2021: $35 million). $100 million (2021: $78 million). How we determined it Approximately 2.19% of EBITDA adjusted to remove the impact of foreign exchange gains and losses. Approximately 1% of total assets. Rationale for benchmark applied We consider an Earnings before interest, tax, depreciation and amortisation (EBITDA); adjusted to remove the impact of foreign exchange gains and losses measure to be one of the principal considerations for the members of International Game Technology PLC in assessing the recurring financial performance of the group as it best represents results from underlying operations. We consider total assets to be one of the principal considerations for the members of International Game Technology PLC in assessing the parent’s financial position. For each component in the scope of our group audit, we allocated a materiality that is less than our overall group materiality. The range of materiality allocated across components was $7 million and $33.25 million (with $7.75 million being used for the parent for the purpose of the group audit). Certain components were audited to a local statutory audit materiality that was also less than our overall group materiality. We use performance materiality to reduce to an appropriately low level the probability that the aggregate of uncorrected and undetected misstatements exceeds overall materiality. Specifically, we use performance materiality in determining the scope of our audit and the nature and extent of our testing of account balances, classes of transactions and disclosures, for example in determining sample sizes. Our performance materiality was 75% (2021: 75%) of overall materiality, amounting to $26.25 million (2021: $26.25 million) for the group financial statements and $75 million (2021: $52.50 million) for the parent company financial statements. In determining the performance materiality, we considered a number of factors - the history of misstatements, risk assessment and aggregation risk and the effectiveness of controls - and concluded that an amount at the upper end of our normal range was appropriate. We agreed with those charged with governance that we would report to them misstatements identified during our audit above $3.5 million (group audit) (2021: $2.5 million) and $10 million (parent company audit) (2021: $3.5 million) as well as misstatements below those amounts that, in our view, warranted reporting for qualitative reasons. Conclusions relating to going concern Our evaluation of the directors’ assessment of the group's and the parent company’s ability to continue to adopt the going concern basis of accounting included: • assessing the business processes and controls related to the going concern assessment, including the suitability of the model used and the selection of estimates and assumptions; • considering liquidity and available financial resources; and • reviewing debt agreements and assessing the group's ability to comply with the financial covenants associated with its various debt facilities. Independent Auditors’ Report Annual Report and Accounts 2022 Page | 92

Based on the work we have performed, we have not identified any material uncertainties relating to events or conditions that, individually or collectively, may cast significant doubt on the group's and the parent company’s ability to continue as a going concern for a period of at least twelve months from when the financial statements are authorised for issue. In auditing the financial statements, we have concluded that the directors’ use of the going concern basis of accounting in the preparation of the financial statements is appropriate. However, because not all future events or conditions can be predicted, this conclusion is not a guarantee as to the group's and the parent company's ability to continue as a going concern. Our responsibilities and the responsibilities of the directors with respect to going concern are described in the relevant sections of this report. Reporting on other information The other information comprises all of the information in the Annual Report other than the financial statements and our auditors’ report thereon. The directors are responsible for the other information. Our opinion on the financial statements does not cover the other information and, accordingly, we do not express an audit opinion or, except to the extent otherwise explicitly stated in this report, any form of assurance thereon. In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If we identify an apparent material inconsistency or material misstatement, we are required to perform procedures to conclude whether there is a material misstatement of the financial statements or a material misstatement of the other information. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report based on these responsibilities. With respect to the Strategic report and Directors' Report, we also considered whether the disclosures required by the UK Companies Act 2006 have been included. Based on our work undertaken in the course of the audit, the Companies Act 2006 requires us also to report certain opinions and matters as described below. Strategic report and Directors' Report In our opinion, based on the work undertaken in the course of the audit, the information given in the Strategic report and Directors' Report for the year ended 31 December 2022 is consistent with the financial statements and has been prepared in accordance with applicable legal requirements. In light of the knowledge and understanding of the group and parent company and their environment obtained in the course of the audit, we did not identify any material misstatements in the Strategic report and Directors' Report. Directors' Remuneration In our opinion, the part of the Directors’ Remuneration Report to be audited has been properly prepared in accordance with the Companies Act 2006. Responsibilities for the financial statements and the audit Responsibilities of the directors for the financial statements As explained more fully in the Statement of the Directors’ responsibilities, the directors are responsible for the preparation of the financial statements in accordance with the applicable framework and for being satisfied that they give a true and fair view. The directors are also responsible for such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, the directors are responsible for assessing the group’s and the parent company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group or the parent company or to cease operations, or have no realistic alternative but to do so. Independent Auditors’ Report Annual Report and Accounts 2022 Page | 93

Auditors’ responsibilities for the audit of the financial statements Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect material misstatements in respect of irregularities, including fraud. The extent to which our procedures are capable of detecting irregularities, including fraud, is detailed below. Based on our understanding of the group and industry, we identified that the principal risks of non-compliance with laws and regulations related to gaming laws and bribery and anti-corruption legislation, and we considered the extent to which non- compliance might have a material effect on the financial statements. We also considered those laws and regulations that have a direct impact on the financial statements such as the Companies Act 2006 and tax regulations. We evaluated management’s incentives and opportunities for fraudulent manipulation of the financial statements (including the risk of override of controls), and determined that the principal risks were related to posting inappropriate journal entries to manipulate financial results and potential management bias in the selection and application of significant accounting judgements and estimates. The group engagement team shared this risk assessment with the component auditors so that they could include appropriate audit procedures in response to such risks in their work. Audit procedures performed by the group engagement team and/or component auditors included: • Evaluation and testing of the operating effectiveness of management’s controls designed to prevent and detect irregularities. • Discussions with the Vice President of Internal Audit, the Senior Vice President and Chief Accounting Officer, the Vice President and Corporate Controller, the Senior Vice President and Chief Compliance and Risk Management Officer and General Counsel, including consideration of known or suspected instances of non-compliance with laws and regulations and fraud. • Assessment of matters reported on the group’s whistleblowing helpline and the results of management’s investigation of such matters • Challenging assumptions made by management in the selection and application of significant accounting judgments and estimates • Identifying and testing the validity of journal entries, in particular any journal entries posted with unusual account combinations for revenue, unusual amounts just below approval matrix thresholds, journals posted by senior management and consolidation journals There are inherent limitations in the audit procedures described above. We are less likely to become aware of instances of non- compliance with laws and regulations that are not closely related to events and transactions reflected in the financial statements. Also, the risk of not detecting a material misstatement due to fraud is higher than the risk of not detecting one resulting from error, as fraud may involve deliberate concealment by, for example, forgery or intentional misrepresentations, or through collusion. Our audit testing might include testing complete populations of certain transactions and balances, possibly using data auditing techniques. However, it typically involves selecting a limited number of items for testing, rather than testing complete populations. We will often seek to target particular items for testing based on their size or risk characteristics. In other cases, we will use audit sampling to enable us to draw a conclusion about the population from which the sample is selected. A further description of our responsibilities for the audit of the financial statements is located on the FRC’s website at: www.frc.org.uk/auditorsresponsibilities. This description forms part of our auditors’ report. Use of this report This report, including the opinions, has been prepared for and only for the parent company’s members as a body in accordance with Chapter 3 of Part 16 of the Companies Act 2006 and for no other purpose. We do not, in giving these opinions, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing. Independent Auditors’ Report Annual Report and Accounts 2022 Page | 94

Other required reporting Companies Act 2006 exception reporting Under the Companies Act 2006 we are required to report to you if, in our opinion: • we have not obtained all the information and explanations we require for our audit; or • adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or • certain disclosures of directors’ remuneration specified by law are not made; or • the parent company financial statements and the part of the Directors’ Remuneration Report to be audited are not in agreement with the accounting records and returns. We have no exceptions to report arising from this responsibility. Jaskamal Sarai (Senior Statutory Auditor) for and on behalf of PricewaterhouseCoopers LLP Chartered Accountants and Statutory Auditors Watford 15 March 2023 Independent Auditors’ Report Annual Report and Accounts 2022 Page | 95

INTERNATIONAL GAME TECHNOLOGY PLC INDEX TO CONSOLIDATED FINANCIAL STATEMENTS Consolidated Balance Sheet at December 31, 2022 and 2021 ....................................................................................... 97 Consolidated Statement of Operations for the years ended December 31, 2022 and 2021 ...................................... 98 Consolidated Statement of Comprehensive Income for the years ended December 31, 2022 and 2021 ................ 99 Consolidated Statement of Cash Flows for the years ended December 31, 2022 and 2021 ..................................... 100 Consolidated Statement of Shareholders' Equity for the years ended December 31, 2022 and 2021 ..................... 102 Notes to the Consolidated Financial Statements ............................................................................................................... 103 Financial Statements Annual Report and Accounts 2022 Page | 96

International Game Technology PLC Consolidated Balance Sheet ($ in millions) December 31, Notes 2022 2021 Assets Current assets: Cash and cash equivalents 590 591 Restricted cash and cash equivalents 66 112 Trade and other receivables, net 5 670 903 Inventories, net 6 254 183 Other current assets 7 468 591 Total current assets 2,048 2,379 Systems, equipment and other assets related to contracts, net 11 899 937 Property, plant and equipment, net 11 113 114 Right-of-use assets 12 235 273 Goodwill 14 4,562 4,756 Intangible assets, net 15 1,372 1,409 Other non-current assets 7 1,181 1,421 Total non-current assets 8,360 8,909 Total assets 10,409 11,288 Liabilities and shareholders' equity Current liabilities: Accounts payable 647 929 Current portion of long-term debt 16 61 — Short-term borrowings 16 — 52 DDI / Benson Matter provision 20 220 — Other current liabilities 17 988 994 Total current liabilities 1,916 1,974 Long-term debt, less current portion 16 5,694 6,475 Deferred income taxes 19 293 359 Lease liabilities 12 263 285 Other non-current liabilities 17 470 489 Total non-current liabilities 6,719 7,608 Total liabilities 8,635 9,582 Shareholders’ equity Share capital 21 21 Share premium 2,929 2,896 Retained deficit (2,063) (2,065) Other reserves 21 502 379 Total IGT PLC’s shareholders’ equity 1,389 1,230 Non-controlling interests 385 476 Total shareholders’ equity 1,773 1,706 Total liabilities and shareholders’ equity 10,409 11,288 The accompanying notes are an integral part of these consolidated financial statements. The consolidated financial statements were approved by the Board of Directors on March 9, 2023 and signed on its behalf on March 15, 2023 by: Vincent Sadusky Chief Executive Officer Company registration number: 09127533 Financial Statements Annual Report and Accounts 2022 Page | 97

International Game Technology PLC Consolidated Statement of Operations ($ in millions and shares in thousands, except per share amounts) For the year ended December 31, Notes 2022 2021 Service revenue 4, 23 3,357 3,475 Product sales 4, 23 866 606 Total revenue 4, 23 4,223 4,081 Cost of services 1,667 1,749 Cost of product sales 554 377 Selling, general and administrative 801 792 Research and development 254 238 Restructuring 13 5 6 Other operating expense 8 1 Other operating income (4) — Total operating expenses 3,285 3,163 Operating income 23 938 918 Interest expense, net 16 304 344 Foreign exchange loss (gain), net 37 (66) DDI / Benson Matter provision 20 270 — Gain on sale of business 3 (268) — Other non-operating expense 78 192 Other non-operating income (7) (3) Total non-operating expenses 413 466 Income from continuing operations before provision for income taxes 19 525 452 Provision for income taxes 19 175 276 Income from continuing operations 351 176 Income from discontinued operations, net of tax — 24 Gain on sale of discontinued operations, net of tax — 390 Income from discontinued operations 3 — 415 Net income 351 590 Less: Net income attributable to non-controlling interests from continuing operations 72 102 Less: Net loss attributable to non-controlling interests from discontinued operations 3 — (2) Net income attributable to IGT PLC 278 490 Net income from continuing operations attributable to IGT PLC per common share - basic 25 1.38 0.36 Net income from continuing operations attributable to IGT PLC per common share - diluted 25 1.37 0.35 Net income attributable to IGT PLC per common share - basic 25 1.38 2.39 Net income attributable to IGT PLC per common share - diluted 25 1.37 2.37 Weighted-average shares - basic 25 201,825 204,954 Weighted-average shares - diluted 25 203,414 206,800 The accompanying notes are an integral part of these consolidated financial statements. Financial Statements Annual Report and Accounts 2022 Page | 98

International Game Technology PLC Consolidated Statement of Comprehensive Income ($ in millions) For the year ended December 31, Notes 2022 2021 Net income 351 590 Foreign currency translation adjustments, net of tax 21 97 45 Unrealized (loss) gain on hedges, net of tax 21 (1) 3 Unrealized gain (loss) on other, net of tax 21 1 (1) Other comprehensive income, net of tax (1) 21 98 47 Comprehensive income 448 637 Less: Comprehensive income attributable to non-controlling interests 47 48 Comprehensive income attributable to IGT PLC 402 589 (1) All items in other comprehensive income, net of tax will be reclassified subsequently to profit or loss when specific conditions are met, with the exception of the unrealized gain on defined benefit plans of $1 million for the year ended December 31, 2022 and the unrealized loss on defined benefit plans of $1 million for the year ended December 31, 2021, which is included in Unrealized gain (loss) on other, net of tax. The accompanying notes are an integral part of these consolidated financial statements. Financial Statements Annual Report and Accounts 2022 Page | 99

International Game Technology PLC Consolidated Statement of Cash Flows ($ in millions) For the year ended December 31, Notes 2022 2021 Cash flows from operating activities Net income 351 590 Less: Income from discontinued operations, net of tax 3 — 415 Adjustments to reconcile net income from continuing operations to net cash provided by operating activities from continuing operations: Depreciation 356 390 DDI / Benson Matter provision 20 270 — Amortization of upfront license fees 195 218 Amortization 181 190 Redeemable non-controlling interest 47 91 Stock-based compensation 24 41 35 Foreign exchange loss (gain), net 37 (66) Loss on extinguishment of debt 16 21 92 Debt issuance cost amortization 12 21 Deferred income taxes (77) 41 Gain on sale of business 18 (268) — Other non-cash items, net (14) (2) Changes in operating assets and liabilities, excluding the effects of acquisitions and divestitures: Trade and other receivables 45 (95) Inventories (65) (13) Accounts payable (2) (77) DDI / Benson Matter provision 20 (50) — Accrued interest payable (12) (56) Accrued income taxes (83) 47 Other assets and liabilities 15 28 Net cash provided by operating activities from continuing operations 998 1,017 Net cash used in operating activities from discontinued operations — (28) Net cash provided by operating activities 998 989 Cash flows from investing activities Proceeds from sale of business, net of cash and restricted cash transferred 3 476 — Proceeds from sale of assets 22 21 Business acquisitions, net of cash acquired 3 (142) — Capital expenditures (317) (238) Other 2 1 Net cash provided by (used in) investing activities from continuing operations 41 (216) Net cash provided by investing activities from discontinued operations 126 873 Net cash provided by investing activities 167 657 Cash flows from financing activities Principal payments on long-term debt (597) (2,846) Net proceeds from (payments of) short-term borrowings (51) 51 Debt issuance costs paid (10) (14) Payments in connection with the extinguishment of debt (9) (85) Proceeds from long-term debt — 1,339 Net proceeds from (repayments of) Revolving Credit Facilities 72 17 Net (payments of) receipts from financial liabilities 75 (50) Repurchases of ordinary shares (115) (41) Dividends paid (161) (41) Dividends paid - non-controlling interests (178) (91) Return of capital - non-controlling interests (75) (127) Capital increase - non-controlling interests 3 12 Other (61) (72) Net cash used in financing activities (1,107) (1,948) Net increase (decrease) in cash and cash equivalents 58 (302) Effect of exchange rate changes on cash and cash equivalents (58) (22) Cash and cash equivalents at the beginning of the period 591 914 Cash and cash equivalents at the end of the period of continuing operations 590 591 Financial Statements Annual Report and Accounts 2022 Page | 100

International Game Technology PLC Consolidated Statement of Cash Flows ($ in millions) For the year ended December 31, 2022 2021 Supplemental disclosures of cash flow information Cash paid during the period for: Interest 319 393 Income taxes 335 188 Non-cash investing and financing activities: Capital expenditures 99 26 The accompanying notes are an integral part of these consolidated financial statements. Financial Statements Annual Report and Accounts 2022 Page | 101

Financial Statements

International Game Technology PLC
Consolidated Statement of Shareholders' Equity
($ in millions)

	Share Capital	Share Premium	Retained Deficit	Other Reserves (Note 21)	Total IGT PLC Equity	Non-Controlling Interests (Note 22)	Total Equity
Balance at December 31, 2020	20	2,871	(2,473)	280	698	527	1,225
Net income	—	—	490	—	490	100	590
Other comprehensive income (loss), net of tax	—	—	—	99	99	(52)	47
Total comprehensive income	—	—	490	99	589	48	637
Stock-based compensation (Note 24)	—	35	—	—	35	—	35
Capital increase	—	—	—	—	—	13	13
Tax benefit on stock-based compensation	—	2	—	—	2	—	2
Shares issued under stock award plans	—	(12)	—	—	(12)	—	(12)
Divestiture of non-controlling interest	—	—	—	—	—	(18)	(18)
Repurchases of ordinary shares	—	—	(41)	—	(41)	—	(41)
Return of capital	—	—	—	—	—	(64)	(64)
Dividends paid/declared	—	—	(41)	—	(41)	(33)	(74)
Other	—	—	—	—	—	3	3
Balance at December 31, 2021	20	2,896	(2,065)	379	1,230	476	1,706
Net income	—	—	278	—	278	72	351
Other comprehensive income (loss), net of tax	—	—	—	123	123	(26)	98
Total comprehensive income	—	—	278	123	402	47	448
Stock-based compensation (Note 24)	—	41	—	—	41	—	41
Capital increase	—	—	—	—	—	3	3
Tax benefit on stock-based compensation	—	2	—	—	2	—	2
Shares issued under stock award plans	—	(8)	—	—	(8)	—	(8)
Shares issued upon exercise of stock options	—	(2)	—	—	(2)	—	(2)
Repurchases of ordinary shares	—	—	(115)	—	(115)	—	(115)
Return of capital	—	—	—	—	—	(44)	(44)
Dividends paid/declared	—	—	(161)	—	(161)	(97)	(258)
Balance at December 31, 2022	21	2,929	(2,063)	502	1,389	385	1,773

The accompanying notes are an integral part of these consolidated financial statements.

Annual Report and Accounts 2022 Page | 102

International Game Technology PLC Notes to the Consolidated Financial Statements 1. Description of Business International Game Technology PLC (the “Parent”), together with its consolidated subsidiaries (collectively referred to as “IGT PLC,” the “Company,” “we,” “our,” or “us”), is a global leader in gaming that delivers entertaining and responsible gaming experiences for players across all channels and regulated segments, from Lotteries and Gaming Machines to Digital Gaming and Sports Betting. We operate and provide an integrated portfolio of innovative gaming technology products and services, including: lottery management services, online and instant lottery systems, gaming systems, instant ticket printing, electronic gaming machines, sports betting, digital gaming, digital lottery, and commercial services. Effective September 1, 2021, we adopted a new business segment structure focused on three business segments: Global Lottery, Global Gaming, and Digital & Betting. We will be referring to Digital & Betting as “PlayDigital” in these notes to the consolidated financial statements. De Agostini S.p.A. (“De Agostini”), a century-old publishing, media, and financial services company that is incorporated in Italy, has a controlling interest in IGT. As of December 31, 2022, De Agostini had an economic interest of approximately 47.4% (excluding treasury shares) and, due to its election to exercise the special voting shares associated with its ordinary shares pursuant to the Loyalty Plan, a voting interest of approximately 63.2% of the total voting rights (excluding treasury shares). De Agostini is the smallest group to consolidate these financial statements and is majority owned by B&D Holding S.p.A. (“B&D Holding”) which is incorporated in Italy and the largest group to consolidate these financial statements. B&D Holding is owned by members of the the Boroli and Drago families. Our remaining shares not held by De Agostini are publicly held. 2. Summary of Significant Accounting Policies The principal accounting policies adopted are set out below and have been consistently applied to all years presented, unless otherwise noted. Basis of Preparation The accompanying consolidated financial statements and notes of the Company, prepared for statutory purposes, have been prepared on a going concern basis and in accordance with international accounting standards in conformity with the requirements of the CA 2006 (“IFRS”). Our consolidated financial statements have been prepared on a historical cost basis unless otherwise stated. The consolidated financial statements are stated in millions of United States of America (“U.S.”) dollars (except share, per share, and employee headcount data) unless otherwise indicated, and are computed based on the amounts in thousands. Certain amounts in columns and rows within tables may not foot due to rounding. Percentages and earnings per share amounts presented are calculated from the underlying unrounded amounts. On May 10, 2021, we completed the sale of our Italian B2C gaming machine, sports betting, and digital gaming businesses (“Italian B2C businesses”), which met the criteria to be reported as a discontinued operation during the fourth quarter of 2020. As a result, the historical results of the Italian B2C businesses have been excluded from both continuing operations and segment results for all periods presented. Unless otherwise indicated, amounts and activity throughout these Consolidated Financial Statements are presented on a continuing operations basis. Refer to Note 3 - Business Acquisitions and Divestitures for further details. Principles of Consolidation The consolidated financial statements include the accounts of the Parent and our majority-owned or controlled subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation. Earnings or losses attributable to non-controlling interests in a subsidiary are included in net income (loss) in the consolidated statement of operations. Investments in which we have the ability to exercise significant influence, but do not control, and with respect to which we are not the primary beneficiary, are accounted for using the equity method of accounting. Equity investments in which we have no ability to exercise significant influence that do not have a readily determinable fair value and do not have a Net Asset Value per share are measured at cost, less impairment, which approximates fair value. Equity method investments and equity investments in which we have no ability to exercise significant influence are included within other non-current assets in the consolidated balance sheet. Financial Statements Annual Report and Accounts 2022 Page | 103

Critical Estimates, Judgments, and Assumptions The preparation of our consolidated financial statements requires us to make estimates, judgments, and assumptions which affect the reported amounts of assets, liabilities, equity, revenues and expenses, and related disclosure of contingent liabilities. On an ongoing basis we evaluate our estimates, judgments, and methodologies. We base our estimates on historical experience and on various other assumptions that we believe are reasonable, the results of which form the basis for making judgments about the carrying values of assets, liabilities, and equity, and the amount of revenues and expenses. Accordingly, actual results and outcomes could differ from those estimates. The accounting policy descriptions set out the areas where judgments and estimates need exercising, the most significant of which include the following Key Judgments (♣) and Significant Estimates (♦): • Revenue, refer to accounting policy, page 104 (♣) • Goodwill, refer to accounting policy, page 108 (♦) and Note 14, page 128 (♦) • Disclosure and Recording of Liabilities Related to Legal Proceedings, refer to accounting policy, page 110 (♦) and Note 20, page 143 (♦) • Investments in Subsidiaries, refer to Note 3 of Parent Financial Statements, page 169 (♣) New Accounting Standards - Recently Adopted The Company has applied the following amendments for the first time for the annual reporting period commencing January 1, 2022: • Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16; • Onerous contracts – Cost of Fulfilling a Contract – Amendments to IAS 37; • Annual Improvements to IFRS Standards 2018-2020; and • Reference to the Conceptual Framework – Amendments to IFRS 3 Application of these amendments did not have significant effect on the consolidated financial statements. New Accounting Standards and interpretations not yet adopted Certain new accounting standards, amendments to accounting standards and interpretations have been published that are not mandatory for December 31, 2022 reporting periods and have not been early adopted by the Company. These standards, amendments or interpretations are not expected to have a material impact on the entity in the current or future reporting periods an on foreseeable future transactions. Revenue We account for a contract with a customer when: we have written approval; the contract is committed; the rights of the parties, including payment terms, are identified; the contract has commercial substance; and collection of consideration is probable. Performance obligations are identified at contract inception. A performance obligation is a promise in a contract with a customer to transfer products or services that are distinct. If we enter into two or more contracts at or near the same time, the contracts may be combined and accounted for as one contract, in which case we determine whether the services or products in the combined contract are distinct. A service or product that is promised to a customer is distinct if both of the following criteria are met: the customer can benefit from the service or product either on its own or together with other resources that are readily available to the customer; and our promise to transfer the service or product to the customer is separately identifiable from other promises in the contract. Revenue is recognized when (or as) control of a promised service or product transfers to a customer, in an amount that reflects the consideration (which represents the transaction price) to which we expect to be entitled in exchange for transferring that service or product. If the consideration promised in a contract includes a variable amount, we estimate the amount to which we expect to be entitled using either the expected value or most likely amount method. Our contracts may include terms that could cause variability in the consideration, including, for example, rebates, volume discounts, service-level penalties, and performance bonuses or other forms of contingent revenue. (♣) We often enter into contracts with customers that consist of a combination of services and products that are accounted for as one or more distinct performance obligations. Management applies judgment in identifying and evaluating the contractual terms and conditions that impact the identification of performance obligations and the pattern of revenue recognition. Financial Statements Annual Report and Accounts 2022 Page | 104

Our standard payment terms dictate that payment is due upon receipt of invoice, payable within 30 days. Invoices are generally issued as control transfers and/or as services are rendered. Additionally, in determining the transaction price, we adjust the promised amount of consideration for the effects of the time value of money if the payment terms are not standard and the timing of payments agreed to by the parties to the contract provide the customer or us with a significant benefit of financing, in which case the contract contains a significant financing component. Most arrangements that contain a significant financing component include explicit financing terms. We may include subcontractor services or third-party vendor services or products in certain arrangements. In these arrangements, revenue from sales of third-party vendor services or products are recorded net of costs when we are acting as an agent between the customer and the vendor, and gross when we are the principal for the transaction. To determine whether we are an agent or principal, we consider whether we obtain control of the services or products before they are transferred to the customer. In making this evaluation, several factors are considered, most notably whether we have primary responsibility for fulfillment to the customer, as well as inventory risk and pricing discretion. Additional information on revenue recognition is included in Note 4 – Revenue Recognition. Arrangements with Multiple Performance Obligations (♣) We often enter into contracts that consist of a combination of services and products based on the needs of our customers, which may include post-contract support for the software and a contract for post-warranty maintenance service for the hardware. These contracts consist of multiple services and products, whereby the hardware and software may be delivered in one period and the software support and hardware maintenance services are delivered over time. To the extent that a service or product in an arrangement with multiple performance obligations is subject to other specific accounting guidance, that service or product is accounted for in accordance with such specific guidance. For all other distinct services and products in these arrangements, the arrangement transaction price is allocated to each performance obligation on a relative standalone selling price basis or another method that depicts the amount of consideration to which we expect to be entitled in exchange for transferring the promised services or products. If the services and products are not distinct, we determine an appropriate measure of progress based on the nature of our overall promise for the single performance obligation. To the extent we grant the customer the option to acquire additional services or products in one of these arrangements, we account for the option as a distinct performance obligation in the contract only if the option provides a material right to the customer that it would not receive without entering into the contract (i.e., a significant discount incremental to the range of discounts typically given for the service or product), in which case the customer in effect pays in advance for the option to purchase future services or products. We allocate a portion of the transaction price to the material right and recognize revenue when those future services or products are transferred or when the option expires. Standalone Selling Price (♣) We allocate the transaction price to each performance obligation on a relative standalone selling price (“SSP”) basis. The SSP is the price at which we would sell a promised service or product separately to a customer. In some instances, we are able to establish SSP based on the observable prices of services or products sold separately in comparable circumstances to a similar customer. We typically establish an SSP range for our services and products that are reassessed on a periodic basis or when facts and circumstances change. In other instances, we may not be able to establish an SSP range based on observable prices, and we estimate the SSP by considering multiple factors including, but not limited to, overall market conditions, including geographic or regional specific factors, competitive positioning, competitor actions, internal costs, profit objectives, and pricing practices. Estimating SSP is a formal process that includes review and approval by management. Contract Costs Certain eligible, non-recurring costs incurred in the initial phases of service contracts are capitalized and amortized ratably over the expected period of benefit, which includes anticipated contract renewals or extensions. Recurring operating costs in these contracts are recognized as incurred. Financial Statements Annual Report and Accounts 2022 Page | 105

Practical Expedients and Exemptions We report revenue net of any revenue-based taxes assessed by governmental authorities that are imposed on and concurrent with specific revenue-producing transactions. We generally expense incremental costs of obtaining a contract (e.g., sales commissions) when incurred because the amortization period would have been one year or less. These costs are recorded within selling, general and administrative expenses in our consolidated statement of operations. For certain of our long-term contracts, recoverable costs are capitalized and amortized on a straight-line basis over the expected customer relationship period. We do not account for significant financing components if the period between when we transfer the promised service or product to the customer and when the customer pays for that service or product will be one year or less. We do not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less, (ii) performance obligations for which we recognize variable revenue at the amount that we have the right to invoice for services performed, (iii) contracts for which variable consideration is accounted for in accordance with sales-based or usage-based royalty guidance, and (iv) wholly unperformed contracts. Contract Assets and Liabilities Contract assets and liabilities represent the difference in the timing of revenue recognition from invoicing or receipt of cash from our customers. Contract assets reflect revenue recognized in advance of invoicing our customer. Contract liabilities relate to payments received, based on the terms established in our contracts, in advance of revenue recognition. Advertising Advertising costs are expensed as incurred. Advertising expense was $28 million and $33 million for the years ended December 31, 2022 and 2021, respectively. Research and Development Costs Research and development costs (“R&D”), which principally include employee compensation costs, are expensed as incurred, as the criteria to capitalize development costs have not been met. Cash and Cash Equivalents Cash and cash equivalents consist primarily of highly liquid investments purchased with an original maturity of three months or less at the date of acquisition, such as bank deposits, money market funds, and interest bearing bank accounts with insignificant interest rate risk. The fair value of cash and cash equivalents approximates the carrying amount. Restricted Cash and Cash Equivalents We are required by gaming regulations to maintain sufficient reserves in restricted cash accounts to be used for the purpose of funding payments to WAP jackpot winners. These restricted cash balances are based primarily on the jackpot meters displayed to slot players, or for previously won jackpots, and vary by jurisdiction. Restricted cash is also maintained for interactive digital player deposits, collections on factored and serviced receivables not yet paid through to the third-party owner, and for customer funds received in relation to the provision of our commercial services. These amounts are restricted based on the contracts with our customers or local regulations. Allowance for Credit Losses We maintain an allowance for expected credit losses on receivables measured as the difference between the cash flows due in accordance with the contract and the cash flows we expect to receive. The allowance is regularly reviewed by considering factors such as the creditworthiness of our customers, historical experience, aging of receivables, and current market and economic conditions, as well as management’s expectations of future conditions when appropriate. The allowance is deducted from the amortized cost basis of the receivable to present the net amount expected to be collected. We estimate expected credit losses on receivables on a collective (pool) basis when similar risk characteristics exist. Trade and other receivables and customer financing receivables represent the initial pools which are segregated further by business segment, geography, internal risk rating, and aging. The risk of loss is assessed over the contractual life of the receivables and we adjust historical loss rates for current and future conditions based on qualitative considerations. Financial Statements Annual Report and Accounts 2022 Page | 106

The expected loss rate for each receivable pool is applied to the aggregate receivable balance to determine the allowance requirement. We assess the probability of default on receivables at initial recognition and then whether there has been a significant increase in credit risk on an ongoing basis. Receivables are written off against the allowance when there is no reasonable expectation of recovery, for example where all legal avenues for collection of amounts due have been exhausted, the receivable (or relevant portion) is written off. We determine delinquency based on the contractual payment terms. An account may be considered delinquent if there are unpaid balances remaining on the account the day after the contractual due date. For amounts due from certain government customers in the Global Lottery business segment, we have not established an allowance as we have no expectation of loss based on a long history of no credit losses and the explicit guarantee of a sovereign entity. Inventories Inventories are stated at the lower of cost (applying the first in, first out method) and net realizable value. Allowances are made for defective, obsolete, or excess inventory. Upfront License Fees We periodically make long-term investments in contracts with customers and obtain licenses to supply products and services to our customers. As consideration, we pay license fees, which are classified as other non-current assets in the consolidated balance sheet. We recognize the amortization of the license fees as a reduction of service revenue over the estimated economic life of the license term. This method reflects the pattern in which economic benefits are expected to be realized. The recoverability of each payment is subject to significant estimates about future revenues related to the contracts’ future cash flows. We evaluate these assets for impairment and update amortization rates on an agreement by agreement basis. The assets are reviewed for impairment whenever events or changes in circumstances indicate their carrying amount may not be recoverable. In periods in which payments are made to the customer, we classify the payment as a cash outflow from operating activities in the consolidated statement of cash flows. Fair Value Measurements We account for certain financial assets and liabilities at fair value. Financial assets and liabilities are categorized, based on the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to the use of observable inputs and the lowest priority to the use of unobservable inputs. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement. These levels are as follows: • Level 1 - inputs are based upon unadjusted quoted prices for identical instruments in active markets • Level 2 - inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the instruments • Level 3 - inputs are unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability Derivative Financial Instruments We use derivative financial instruments for the management of foreign currency risks. We do not enter into derivatives for speculative purposes. Derivatives are recognized as either assets or liabilities in the consolidated balance sheet at fair value. All derivatives are recorded gross, except netting of foreign exchange contracts and counterparty netting of interest receivable and payable related to interest rate swaps, as applicable. The accounting for changes in the fair value of a derivative depends on the nature of the hedge and the hedge effectiveness. Derivative gains and losses are reported in the consolidated statement of cash flows consistent with the classification of the cash flows from the underlying hedged items. For derivative instruments designated as cash flow hedges, gains and losses are recorded in other comprehensive income (loss) and are subsequently reclassified when the hedged item affects earnings. At that time, the amount is Financial Statements Annual Report and Accounts 2022 Page | 107

reclassified from other comprehensive income (loss) to the same income statement line as the earnings effect of the hedged item. Derivative instruments not designated as hedges are recognized in the consolidated balance sheet at fair value with the changes in fair value recorded in foreign exchange loss (gain), net in the consolidated statement of operations. Systems, Equipment and Other Assets Related to Contracts, Net and Property, Plant and Equipment, Net We have two categories of fixed assets: systems, equipment and other assets related to contracts (“Systems & Equipment”) and property, plant and equipment (“PPE”). Systems & Equipment are assets that primarily support our operating contracts, FMCs, and WAP systems (collectively, the “Contracts”) and are principally composed of lottery and gaming assets. PPE are assets we use internally, not associated with Contracts, primarily related to production and assembly, selling, general and administration, and R&D. Systems & Equipment and PPE are stated at cost, net of accumulated depreciation and accumulated impairment loss, if any. Costs incurred for Systems & Equipment and PPE not yet placed into service are classified as construction in progress and are not depreciated until placed in service. Depreciation is recognized on a straight-line basis over the estimated useful lives of the assets. Repair and maintenance costs are expensed as incurred, whereas major improvements that increase asset values and extend useful lives are capitalized. Systems & Equipment and PPE are tested for impairment whenever events or changes in circumstances indicate the carrying amount of those assets may not be recoverable. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. We calculate our recoverable amount as fair value less costs to dispose. Leases We determine whether a contract is or contains a lease at inception. As a lessee, we recognize right-of-use (“ROU”) assets and lease liabilities on the lease commencement date based on the present value of lease payments over the lease term. ROU assets also include any upfront lease payments or initial direct costs and are adjusted for lease incentives received. We consider renewal and termination options, including whether they are reasonably certain to be exercised, in determining the lease term and establishing the ROU assets and lease liabilities. ROU assets and lease liabilities are calculated using our incremental borrowing rate, which is based on the lease currency and length of the lease, unless the implicit rate is determinable. Most of our lease contracts contain both lease and non-lease components. As a lessee, we combine lease and non-lease components into a single lease component for all classes of underlying assets except certain communication equipment. For certain communication equipment, we allocate the consideration between lease and non-lease components based on relative standalone price. Variable lease payments are generally expensed as incurred except for certain rent payments that depend on an index, which are included in lease payments using the index rate in effect as of the lease commencement date. When the lease payments are adjusted for changes in the index, we remeasure the ROU asset and lease liability. Short-term leases, which are leases with an initial term of 12 months or less with no purchase options that are reasonably certain of exercise, are not recognized on the balance sheet. The rental payments are recognized as lease expense on a straight-line basis over the lease term. Certain of our long term lottery and commercial gaming service arrangements include leases for equipment installed at customer locations. As the lessor, we evaluate whether the leases are classified as finance or operating leases and recognize revenue based on that evaluation. Finance leases are recognized as product sale revenue while operating leases are recognized as service revenue. Goodwill The assets and liabilities of acquired businesses are recorded under the acquisition method of accounting at their estimated fair values at the date of acquisition. Goodwill represents costs in excess of fair values assigned to the underlying identifiable net assets of acquired businesses, and is stated at cost less accumulated impairment losses. Financial Statements Annual Report and Accounts 2022 Page | 108

Goodwill has been allocated to and is tested for impairment at the cash-generating unit level, which is the same level as our operating segments. We evaluate our cash-generating units annually and if necessary, reassign goodwill using a relative fair value approach. As of December 31, 2022 we have identified three cash-generating units: Global Lottery, Global Gaming, and PlayDigital. (♦) Goodwill is tested for impairment annually, in the fourth quarter, and whenever events or changes in circumstances indicate the carrying amount may be impaired. The goodwill impairment test compares the recoverable amount of a cash- generating unit with its carrying amount and an impairment loss is recognized for the amount by which the carrying amount exceeds the cash-generating unit’s recoverable amount. In performing the goodwill impairment test, we estimate the recoverable amount of the cash-generating units using an income approach based on projected discounted cash flows. When certain qualitative criteria are met, we will use the most recently calculated recoverable amount from a preceding period in the impairment test. Capitalized Software Development Costs Costs incurred in the development of our externally-sold software products are expensed as incurred, except certain software development costs eligible for capitalization. Software development costs incurred subsequent to establishing technological feasibility and through the general release of the software products are capitalized. Capitalized costs are amortized over the products’ estimated useful life to cost of product sales in the consolidated statement of operations. Costs incurred during the application development phase of software for services provided to customers are capitalized as internal-use software and amortized over the useful life to cost of services in the consolidated statement of operations. Costs incurred during the application development of software for internal use, and not for use in services provided to customers, are capitalized and amortized over the useful life to selling, general and administrative expenses in the consolidated statement of operations. Intangible Assets Intangible assets, which include indefinite-lived and definite-lived intangible assets, are stated at cost, less accumulated amortization and accumulated impairment losses. Indefinite-lived intangible assets are composed of trademarks for which there is no foreseeable limit of the period over which they are expected to generate net cash inflows. Definite-lived intangible assets, which are primarily composed of customer relationships and computer software and game library, are capitalized and amortized on a straight-line basis over their estimated useful lives. Estimated useful lives are determined considering the period the assets are expected to contribute to future cash flows. Amortization of intangibles is included in cost of services, cost of product sales or selling, general and administrative expenses in the consolidated statement of operations depending on the use and nature of the asset. Indefinite-lived intangible assets, other than goodwill, are tested for impairment annually, in the fourth quarter, or whenever events or changes in circumstances indicate the carrying amount may not be recoverable. We perform a quantitative analysis that compares the recoverable value of indefinite-lived intangible assets to their carrying amount and an impairment loss is recognized when the carrying amount exceeds the recoverable value. Income Taxes Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the tax basis of assets and liabilities and their reported amounts using the enacted tax rates in effect for the year in which the differences are expected to reverse. Tax credits are generally recognized as reductions of income tax provisions in the year in which the credits arise. The measurement of deferred tax assets is not recorded if, based upon available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The effect of a change in income tax rates is recognized as income or expense in the period that includes the enacted or substantively enacted date. Accounting for uncertainty in income taxes recognized in the consolidated financial statements is in accordance with accounting authoritative guidance. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. We measure our tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty. Financial Statements Annual Report and Accounts 2022 Page | 109

We recognize interest and penalties related to unrecognized tax benefits in provision for income taxes in the consolidated statement of operations. Accrued interest and penalties are included within other non-current liabilities in the consolidated balance sheet. We use the period cost method for global intangible low-taxed income (“GILTI”) provisions and therefore have not recorded deferred taxes for basis differences expected to reverse in future periods. We have not recorded a deferred tax liability in respect of any future remittance of earnings of foreign subsidiaries where we are able to control the remittance of earnings and it is probable that such earnings will not be remitted in the foreseeable future, or where no liability would arise on the remittance. WAP Jackpot Accounting We incur costs to fund jackpots and accrue jackpot liabilities with every wager on devices connected to a WAP system. Jackpot liabilities are estimated based on the size of the jackpot, the number of WAP units in service, variations and volume of play, and interest rate movements. Jackpots are generally payable to winners immediately, in the case of instant wins, or in equal annual installments over 19 to 25 years. Winners may elect to receive a lump sum payment for the present value of the jackpot discounted at applicable interest rates in lieu of periodic annual installments. Jackpot liabilities are composed of payments due to previous winners, and amounts due to future winners of jackpots not yet won. Liabilities due to previous winners for periodic payments are carried at the accreted cost of a qualifying U.S. government or agency annuity investment for those in which purchases were made at the time of the jackpot win. All other periodic liabilities are discounted and accreted using the risk-free rate at the time of the jackpot win. Liabilities due to future winners are recorded at the present value of the estimated amount of jackpots not yet won. We estimate the present value of these liabilities using current market rates, weighted with historical lump sum payout election ratios. Based on the most recent historical patterns, approximately 90% of winners will elect the lump sum payment option. The current portion of these liabilities are estimated based on historical experience with winner payment elections, in conjunction with the theoretical projected number of jackpots. Process for Disclosure and Recording of Liabilities Related to Legal Proceedings (♦) Many lawsuits and claims involve highly complex legal and related issues, including issues relating to causation, evidence, and alleged actual damages, all of which are otherwise subject to substantial uncertainties. Assessments of lawsuits and claims can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions. When making determinations about recording liabilities related to legal proceedings, we comply with the requirements of IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and related guidance, and record liabilities in those instances where we can reasonably estimate the amount of the loss and when the loss is probable. Where the reasonable estimate of the probable loss is a range of possible outcomes, we record as an accrual in the financial statements the most likely estimate of the loss, or the midpoint of the range if there is no one best estimate and any point in a continuous range is as likely as any other. We either disclose the amount of a possible loss or range of loss in excess of established accruals if estimable, or state that such an estimate cannot be made. We disclose significant legal proceedings even where liability is not probable or the amount of the liability is not estimable, or both, if we believe there is at least a reasonable possibility that a loss may be incurred. All legal costs are expensed as incurred. Because legal proceedings are subject to inherent uncertainties, and unfavorable rulings or developments could occur, there can be no certainty that we may not ultimately incur charges in excess of presently recorded liabilities. Many of the matters described are at preliminary stages or seek an indeterminate amount of damages. It is not uncommon for claims to be resolved over many years. A future adverse ruling, settlement, unfavorable development, or increase in accruals for one or more of these matters could result in future charges that could have a material adverse effect on our results of operations or cash flows in the period in which they are recorded. Based on experience and developments, we reexamine our estimates of probable liabilities and associated expenses and receivables each period, and whether we are able to estimate a liability previously determined to be not estimable and/or not probable. Where appropriate, we make additions to or adjustments of our estimated liabilities. As a result, the current estimates of the potential impact on our consolidated financial position, results of operations, and cash flows for the legal proceedings and claims pending against us could change in the future. Foreign Currency Translation and Foreign Currency Transactions The financial statements of subsidiaries with functional currencies other than the U.S. dollar are translated into U.S. dollars, with the resulting translation adjustments recorded as a component of other reserves within shareholders’ equity. Financial Statements Annual Report and Accounts 2022 Page | 110

Financial Statements

Assets and liabilities are translated into U.S. dollars using the exchange rates in effect at the balance sheet date, while income and expense items are translated using the average exchange rates during the period.

Subsidiaries with monetary assets and liabilities denominated in a currency other than the functional currency of the subsidiary are subject to remeasurement, the impact of which is recorded in foreign exchange (gain) loss, net in the consolidated statement of operations.

Stock-Based Compensation

Stock-based compensation represents the cost related to stock-based awards granted to directors and employees. Stock-based compensation cost is measured at the grant date or modification date, based on the estimated fair value of the award and recognized as expense, net of estimated forfeitures, over the vesting periods. For awards subject to cliff vesting, compensation cost is recognized by way of a straight-line method over the award's expected vesting period. For awards subject to graded vesting, compensation cost is recognized by way of an accelerated attribution method over the entire awards' expected vesting periods.

3. Business Acquisitions and Divestitures

Business Acquisitions

On July 1, 2022, we completed the acquisition of iSoftBet by purchasing 100% of the equity interests in certain entities of the iSoftBet group for cash consideration of €162 million (inclusive of €20 million deposited into an escrow account) and contingent consideration of up to €4 million. We funded the acquisition through a combination of cash on hand and utilization of our revolving credit facility. The acquisition of iSoftBet provides market-tested proprietary digital content, advanced game aggregation capabilities, scalable promotional tools, analytics, and creative talent to the PlayDigital segment. The financial results of iSoftBet have been included within our PlayDigital segment in our consolidated financial statements since the date of purchase.

The allocation of the purchase price to goodwill is subject to refinement during the measurement period, which is a period not to exceed one year from the date of acquisition, as additional information about conditions that existed at the acquisition date becomes available. Adjustments in the purchase price allocation may require a change in the amounts allocated to goodwill during the periods in which the adjustments are determined.

The major classes of assets and liabilities to which we have allocated the purchase price based on information as of the acquisition date and available at December 31, 2022 were as follows:

(€ millions)	***Notes***	**July 1, 2022**
Current assets		18
Intangible assets	15	59
Non-current assets		3
Total identifiable assets acquired		80
Current liabilities		(10)
Non-current liabilities		(22)
Total liabilities assumed		(31)
Net identifiable assets acquired		49
Goodwill	14	117
Total purchase price		166

Divestitures

On September 14, 2022, we completed the sale of 100% of the share capital of Lis Holding S.p.A., a wholly owned subsidiary of IGT Lottery S.p.A. that conducted our Italian commercial services business, to PostePay S.p.A. – Patrimonio Destinato IMEL, for a purchase price of €700 million. The consideration received, net of €198 million cash and restricted cash transferred and €23 million of selling costs, was €479 million and resulted in a pre-tax gain on sale of $268 million, ($265 million net of tax) which is classified within Other non-operating (income) expense, net. The disposal group was a component of continuing operations within our Global Lottery segment through the closing date.

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The funds received at closing were used to pay transaction expenses and fund the partial tenders of the 3.500% Senior Secured Euro Notes due July 2024 and 6.500% Senior Secured U.S. Dollar Notes due February 2025. Refer to Note 16 - Debt for further information. We have continuing involvement with the business sold via a transition services agreement (“TSA”). As part of the TSA, we provide various telecommunications, information technology, and back-office services for which we receive compensation. These services generally expire after no more than four (4) years. Discontinued Operations On May 10, 2021, we completed the sale of our Italian B2C businesses, which were previously reported under the Global Gaming segment and met the criteria to be reported as a discontinued operation during the fourth quarter of 2020, for a cash purchase price of €950 million (€725 million of which was paid at closing, €100 million of which was paid on August 5, 2021, and the remaining €125 million of which was paid on July 13, 2022). The funds received at closing were used to pay transaction expenses and partially fund the redemption of the 4.750% Senior Secured Euro Notes due February 2023 in full pursuant to the exercise of the make-whole call option. The consideration received, net of $139 million of cash and restricted cash transferred, was $1.0 billion and resulted in a pre- tax gain on sale of $396 million ($391 million net of tax). Summarized financial information for discontinued operations is shown below (there are no discontinued operations during 2022): For the year ended December 31, ($ in millions) 2021 Total revenue 74 Operating income (1) 24 Income from discontinued operations before (benefit from) provision for income taxes 23 (Benefit from) provision for income taxes on discontinued operations (1) Gain on sale of discontinued operations before provision for income taxes 396 Provision for income taxes on sale of discontinued operations 5 Income from discontinued operations 415 Less: Net loss attributable to non-controlling interests from discontinued operations (2) Income from discontinued operations attributable to IGT PLC 417 Foreign currency translation adjustments (4) Other comprehensive income from discontinued operations attributable to IGT PLC 413 (1) There was no depreciation and amortization in 2021. We have continuing involvement with the businesses via a TSA. As part of the TSA, we provide various telecommunications and information technology for which we receive compensation. These services generally expire after one year. Summarized financial information on the sale of the discontinued operations is shown below: For the year ended December 31, 2021($ in millions) Consideration received or receivable 1,015 Carrying amount of net assets sold 600 Gain on sale before income tax and reclassification of foreign currency translation reserve 415 Reclassification of foreign currency translation reserve (Note 21) 19 Income tax expense on gain 5 Gain on sale after income tax 391 Financial Statements Annual Report and Accounts 2022 Page | 112

The following represents the major classes of assets and liabilities sold on May 10, 2021 as part of our discontinued operations: ($ in millions) May 10, 2021 Assets: Trade and other receivables, net 56 Other current assets 10 Systems, equipment and other assets related to contracts, net 88 Goodwill 512 Intangible assets, net 58 Other non-current assets 39 Total assets 763 Liabilities: Accounts payable 50 Other current liabilities 81 Other non-current liabilities 32 Total liabilities 163 At December 31, 2021, there was $4 million of other disposal groups that meet the requirements to be classified as held for sale included in assets held for sale in our consolidated balance sheet. 4. Revenue Recognition Disaggregation of Revenue The following tables summarize revenue disaggregated by business segment and the source of the revenue for the years ended December 31, 2022 and 2021: For the year ended December 31, 2022 ($ in millions) Global Lottery Global Gaming PlayDigital Total Operating and facilities management contracts 2,179 — — 2,179 Gaming terminal services — 483 — 483 PlayDigital services — — 209 209 Systems, software, and other 255 232 — 487 Service revenue 2,434 714 209 3,357 Lottery products 157 — — 157 Gaming terminals — 501 — 501 Other — 208 1 209 Product sales 157 709 1 866 Total revenue 2,590 1,423 209 4,223 Financial Statements Annual Report and Accounts 2022 Page | 113

Financial Statements

($ in millions)	For the year ended December 31, 2021 Global Lottery	Global Gaming	PlayDigital	Total
Operating and facilities management contracts	2,357	—	—	2,357
Gaming terminal services	—	424	—	424
PlayDigital services	—	—	163	163
Systems, software, and other	327	205	—	532
Service revenue	2,684	628	163	3,475
Lottery products	123	—	—	123
Gaming terminals	—	339	—	339
Other	—	143	1	144
Product sales	123	482	1	606
Total revenue	2,806	1,110	165	4,081

Sources of Revenue

Service Revenue

Service revenue is derived from the following sources:

- Operating and facilities management contracts;
- Gaming terminal services;
- PlayDigital services; and
- Systems, software, and other

Operating and facilities management contracts – Global Lottery

Our revenue from operating contracts is derived primarily from long-term exclusive operating licenses in Italy. Under operating contracts, we manage all the activities along the lottery value chain including collecting wagers, paying out prizes, managing all accounting and other back-office functions, running advertising and promotions, operating data transmission networks and processing centers, training staff, providing retailers with assistance, and supplying materials for the game. In most cases, the arrangement is accounted for as a single performance obligation composed of a series of distinct services that are substantially the same and have the same pattern of transfer (i.e., distinct days of service).

Under operating contracts, we typically satisfy the performance obligation and recognize revenue over time because the customer simultaneously receives and consumes the benefits provided as we perform the services. The amount of consideration to which we are typically entitled is variable based on a percentage of sales. Revenue is typically recognized in the amount that we have the right to invoice the customer as this corresponds directly with the value to the customer of our performance completed to date. In arrangements where we are performing services on behalf of the government and the government is considered our customer, revenue is recognized net of prize payments, taxes, retailer commissions, and remittances to state authorities. Under operating contracts, we are generally required to pay an upfront license fee. Refer to the Upfront License Fees policy above for further details.

Our revenue from facilities management contracts (each, an "FMC" and together, "FMCs") is generated by assembling, installing, and operating the online lottery system and related point-of-sale equipment. Under a typical FMC, we maintain ownership of the technology and are responsible for capital investments throughout the duration of the contract. FMCs typically include a wide range of support services that are provided throughout the contract and are part of the integrated solution that the customer has contracted to obtain. In most cases, the arrangement is accounted for as a single performance obligation composed of a series of distinct services that are substantially the same and that have the same pattern of transfer. Under FMCs, we typically satisfy the performance obligation and recognize revenue over time because the customer simultaneously receives and consumes the benefits provided as we perform the services. The amount of transaction price to which we are entitled is typically variable based on a percentage of sales, although under certain of its agreements, we receive fees based on a fixed fee arrangement. Revenue is typically recognized in the amount that we have the right to invoice the customer, as this corresponds directly with the value to the customer of our completed performance.

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Gaming terminal services – Global Gaming Our revenue from gaming terminal services is generated by providing customers with proprietary land-based gaming systems and equipment under a variety of recurring revenue or lease arrangements, including a percentage of amounts wagered, a percentage of net win, or a fixed daily/monthly fee. Included in gaming terminal services are wide area progressive (“WAP”) systems. WAP systems consist of linked slot machines located in multiple casino properties, connected to a central computer system. WAP systems include a Company-sponsored progressive jackpot that increases with every wager until a player wins the top award combination. Casinos with WAP machines pay a percentage of amounts wagered for services related to the design, assembly, installation, operation, maintenance, and marketing of the WAP systems, as well as funding and administration of Company-sponsored progressive jackpots. A portion of the total fee collected is allocated to the WAP jackpot. Since the jackpot is a payment to the customer, the portion allocated to the jackpot is classified as a reduction of revenue. In some arrangements, there is a single performance obligation composed of a series of distinct services that are substantially the same and that have the same pattern of transfer (i.e., distinct days of service). The amount of transaction price to which we are entitled typically is variable based on a percentage of wagers. This results in revenue recognition that corresponds with the value to the customer for the services transferred in the amount that we have the right to invoice. In other arrangements where the end customer is the player, we record revenue net of prize payouts once the wagering outcome has been determined. PlayDigital services – PlayDigital We generate revenue from our iGaming solutions by providing gaming operators a license to offer IGT remote game server games on the operator websites and mobile applications. We typically offer customers a usage-based license under which we receive a fee based on the net gaming revenue derived by the operator attributable to the IGT remote game server games. Revenue is typically recognized when the usage occurs. We provide sports betting technology and services to commercial and tribal operators and lotteries in regulated markets, primarily in the U.S. In the service contracts to our U.S. licensed sportsbook operators, we host a sports betting platform and a variety of services including installation, configuration and integration services. For customers who want to have an outsourcing model, we also offer trading services with the inclusion of odds setting and risk management. Under these contracts, we generally record a percentage of net sports revenue over the contractual term. Systems, software, and other – Global Lottery Our lottery contracts generally include other services, including telephone support, software maintenance, hardware maintenance, and the right to receive unspecified upgrades or enhancements on a when-and-if-available basis, and other professional services including software development. Fees earned for other services are generally recognized as service revenue in the period the service is performed (i.e., over the support period). We also develop technology to enable lotteries to offer commercial services over their existing lottery infrastructure or over standalone networks separate from the lottery. Leveraging our distribution network and secure transaction processing, we offer high-volume processing of commercial transactions including prepaid cellular telephone recharges, bill payments, e- vouchers and retail-based programs, electronic tax payments, stamp duty services, prepaid card recharges, and money transfers. These services are primarily offered outside of North America. In most cases, these arrangements are considered to be short in duration. The amount of transaction price that we are typically entitled to is variable based on the number of transactions processed. Revenue is typically recognized in the amount that we have the right to invoice the customer as this corresponds directly with the value to the customer of our completed performance. Systems, software, and other – Global Gaming Our gaming contracts generally include other services, including telephone support, software maintenance, content licensing, royalty fees, hardware maintenance, and the right to receive unspecified updates or enhancements on a when- and-if-available basis, and other professional services. We also generate revenue from other services, including video central system monitoring, system support, and sales or usage-based licensing of intellectual property. Fees earned for other services are generally recognized as service revenue in the period the service is performed (i.e., over the support period). Financial Statements Annual Report and Accounts 2022 Page | 115

Product Sales Product sales are derived from the following sources: • Lottery products; • Gaming terminals; and • Other Lottery products – Global Lottery Lottery products revenue primarily includes the sale of lottery equipment, lottery systems and printed products. Our revenue from the sale or sales-type lease of lottery systems and equipment typically includes multiple performance obligations, where we assemble, sell, deliver, and install a turnkey system (inclusive of point-of-sale terminals, if applicable) or deliver equipment and license the computer software for a fixed price, and the customer subsequently operates the system or equipment. Our credit terms are predominantly short-term in nature. We also grant extended payment terms under contracts where the sale is typically secured by the related equipment sold. Revenue from the sale of lottery systems and equipment is recognized based upon the contractual terms of each arrangement. These arrangements generally include customer acceptance provisions and general rights to terminate the contract if we are in breach of the contract or at the convenience of the customer. In some arrangements, the performance obligation is satisfied over time if the customer controls the asset as it is created (i.e., when the asset is built at the customer site) or if our performance does not create an asset with an alternative use and we have an enforceable right to payment plus a reasonable profit for performance completed to date. If revenue is not recognized over time, it is generally recognized upon transfer of physical possession of the goods or the satisfaction of customer acceptance provisions. If the transaction includes multiple performance obligations, it is accounted for under arrangements with multiple performance obligations, discussed below. Our other lottery product sales are primarily derived from the production and sales of instant ticket games under multi-year contracts. In these arrangements, the performance obligation is generally satisfied at a point in time (i.e., upon transfer of control of the game tickets to the customer) based on the contractual terms of each arrangement. Gaming terminals – Global Gaming Our revenue from the sale or sales-type lease of gaming terminals includes embedded game content, machine related equipment, licensing and royalty fees, and component parts. Our credit terms are predominantly short-term in nature. We also grant extended payment terms under contracts where the sale is typically secured by the related equipment sold. Revenue from the sale of gaming machines is recognized based upon the contractual terms of each arrangement, but predominantly upon transfer of physical possession of the goods or the lapse of customer acceptance provisions. If the sale of gaming machines includes multiple performance obligations, these arrangements are accounted for under arrangements with multiple performance obligations, discussed below. Other – Global Gaming Other gaming product revenue is primarily comprised of gaming system sales, content licensing, perpetual or long-term software licenses, non-machine related equipment and component parts (including game themes and electronic conversion kits). Our revenue from the sale of gaming systems typically includes multiple performance obligations, where we sell, deliver, and install a turnkey system or deliver equipment and license the computer software for a fixed price, and the customer subsequently operates the system. These arrangements generally include customer acceptance provisions and general rights to terminate the contract if we are in breach of the contract. Such arrangements include hardware, software, and professional services. In these arrangements, the performance obligation is generally satisfied upon transfer of physical possession of the goods or the satisfaction of customer acceptance provisions. Other – PlayDigital Other PlayDigital product revenue is primarily comprised of perpetual software licenses, the sale of equipment, and component parts. Financial Statements Annual Report and Accounts 2022 Page | 116

Contract Balances Information about contract assets and contract liabilities is as follows: ($ in millions) December 31, 2022 December 31, 2021 Balance Sheet Classification Contract assets: Current 68 48 Other current assets Non-current 77 66 Other non-current assets 145 114 Contract liabilities: Current (91) (104) Other current liabilities Non-current (49) (47) Other non-current liabilities (139) (151) The amount of revenue recognized during the years ended December 31, 2022 and 2021 that was included in the contract liabilities balance at the beginning of each period was $98 million and $108 million, respectively. Transaction Price Allocated to Remaining Performance Obligations At December 31, 2022, the transaction price allocated to unsatisfied performance obligations for contracts expected to be greater than one year, or performance obligations for which we do not have a right to consideration from the customer in the amount that corresponds to the value to the customer for our performance completed to date, variable consideration which is not accounted for in accordance with the sales-based or usage-based royalties guidance, or contracts which are not wholly unperformed, is approximately $909 million. Of this amount, we expect to recognize as revenue approximately 31% within the next 12 months, approximately 37% between 13 and 36 months, approximately 16% between 37 and 60 months, and the remaining balance through December 31, 2031. 5. Trade and Other Receivables, net Trade and other receivables are recorded at amortized cost, net of allowance for credit losses, and represent a contractual right to receive money on demand or on fixed or determinable dates that are typically short-term with payment due within 90 days or less. December 31, ($ in millions) 2022 2021 Trade and other receivables, gross 680 917 Allowance for credit losses (11) (15) Trade and other receivables, net 670 903 The following table presents the activity in the allowance for credit losses: December 31, ($ in millions) 2022 2021 Balance at beginning of year (15) (16) (Provisions) recoveries, net — (2) Amounts written off as uncollectible 3 2 Balance at end of year (11) (15) We enter into various factoring agreements with third-party financial institutions to sell certain of our trade receivables. We factored trade receivables of $266 million and $325 million (gross receivables of $1.4 billion and $1.1 billion) during the years ended December 31, 2022 and 2021, respectively, under these factoring arrangements, which reduced trade receivables. The cash received from these arrangements is reflected as net cash provided by operating activities in the consolidated statement of cash flows. In certain of these factoring arrangements, for ease of administration, we will collect customer payments related to the factored trade receivables, which we then remit to the financial institutions. At December 31, 2022 and 2021, we had $126 million and $57 million, respectively, that was collected on behalf of the financial institutions and recorded as other current liabilities in the consolidated balance sheet. The net cash flows relating Financial Statements Annual Report and Accounts 2022 Page | 117

to these collections are reported in financing activities in the consolidated statement of cash flows. The following table presents an analysis of our past due trade and other receivables, gross of allowance for credit losses: December 31, 2022 December 31, 2021 ($ in millions) $ % $ % Current 553 81.3% 802 87.4 % Past due 127 18.7% 116 12.6% 680 100.0% 917 100.0 % As of December 31, 2022 and December 31, 2021, approximately 53% and 47%, respectively, of past due trade receivables were less than 31 days past due, approximately 25% and 23%, respectively, were 31 to 90 days past due, and the remaining balances were greater than 91 days past due. 6. Inventories, net December 31, ($ in millions) 2022 2021 Raw materials 165 107 Work in progress 24 25 Finished goods 87 78 Inventories, gross 276 211 Obsolescence reserve (22) (28) Inventories, net 254 183 The following table presents the activity in the obsolescence reserve: December 31, ($ in millions) 2022 2021 Balance at beginning of year (28) (43) Provisions, net (2) (1) Amounts written off 7 11 Other 1 4 Balance at end of year (22) (28) The cost of inventories related to product sales that were recognized as an expense during 2022 and 2021 was $554 million and $321 million, respectively. 7. Other Assets Other Current Assets December 31, ($ in millions) Notes 2022 2021 Customer financing receivables, net 143 170 Income taxes receivable 98 64 Contract assets 4 68 48 Prepaid expenses 44 54 Other tax receivables 28 17 Value-added tax receivable 25 28 Deferred costs 23 28 Other receivables 5 158 Other 34 24 468 591 Financial Statements Annual Report and Accounts 2022 Page | 118

Financial Statements

Other Non-Current Assets

($ in millions)	Notes	December 31, 2022	December 31, 2021
Upfront license fees, net:			
Italian Scratch & Win		545	680
Italian Lotto		271	386
New Jersey		57	66
Rhode Island		27	—
Indiana		8	9
		908	1,140
Contract assets	4	77	66
Customer financing receivables, net		76	92
Deferred income taxes	19	38	39
Other		82	84
		1,181	1,421

Upfront License Fees

The upfront license fees are being amortized on a straight-line basis as follows:

Upfront License Fee	License Term	Amortization Start Date
Rhode Island	20 years, 6 months	January 2023
Italian Scratch & Win	9 years	October 2019
Italian Lotto	9 years	December 2016
New Jersey	15 years, 9 months	October 2013
Indiana	15 years	July 2013

Customer Financing Receivables

Customers' payment terms for customer financing receivables are confirmed with a written financing contract, lease contract, or promissory note and a security agreement is typically signed by the parties granting us a security interest in the related products sold or leased. Customer financing interest income is recognized based on market rates prevailing at issuance.

Customer financing receivables are recorded at amortized cost, net of any allowance for credit losses, and are classified in the consolidated balance sheet as follows:

($ in millions)	December 31, 2022 Current Assets	Non-Current Assets	Total
Customer financing receivables, gross	184	87	271
Allowance for credit losses	(42)	(11)	(52)
Customer financing receivables, net	143	76	219

($ in millions)	December 31, 2021 Current Assets	Non-Current Assets	Total
Customer financing receivables, gross	220	111	332
Allowance for credit losses	(51)	(20)	(71)
Customer financing receivables, net	170	92	261

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Financial Statements

The following table presents the activity in the allowance for credit losses:

	December 31,	
($ in millions)	**2022**	**2021**
Balance at beginning of year	(71)	(50)
Provisions, net	8	(29)
Amounts written off as uncollectible	10	8
Balance at end of year	(52)	(71)

Our customer financing receivable portfolio is composed of customers primarily within the Global Gaming business segment. We internally assess the credit quality of customer financing receivables using a number of factors, including, but not limited to, credit scores obtained from external providers, trade references, bank references, and historical experience. Risk profiles differ based on customer location and are pooled as North America, Latin America and the Caribbean ("LAC"), and Europe, Middle East and Africa and Asia Pacific ("EMEA & APAC").

The past due balance, which represents installments that are one day or more past their contractual due date, of customer financing receivables at amortized cost and the geography credit quality indicator at December 31, 2022 is as follows:

($ in millions)	North America	LAC	EMEA & APAC	Total
Past due	2	45	15	62
Short-term portion not yet due	38	54	30	123
Long-term portion not yet due	26	33	27	87
	66	133	72	271

8. Fair Value Measurements

Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis

As of December 31, 2022, the carrying amounts of financial assets and liabilities measured at fair value included derivative assets, equity investments, derivative liabilities, and contingent consideration of $1 million, $6 million, $3 million, and $4 million, respectively. As of December 31, 2021, there were derivative assets, equity investments, and derivative liabilities of $3 million, $6 million, and $2 million, respectively.

Financial Assets and Liabilities Not Carried at Fair Value

The carrying amounts and fair value hierarchy classification of our significant financial assets and liabilities not carried at fair value as of December 31, 2022 and 2021 are as follows:

	December 31, 2022				
($ in millions)	**Carrying Amount**	**Level 1**	**Level 2**	**Level 3**	**Total Fair Value**
Assets:					
Customer financing receivables, net	219	—	—	211	211
Equity investments	9	—	—	9	9
Liabilities:					
Jackpot liabilities	170	—	—	135	135
Debt [(1)]	5,750	—	5,576	—	5,576

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December 31, 2021 ($ in millions) Carrying Amount Level 1 Level 2 Level 3 Total Fair Value Assets: Customer financing receivables, net 261 — — 245 245 Equity investments 11 — — 11 11 Liabilities: Jackpot liabilities 196 — — 184 184 Debt (1) 6,484 — 6,792 — 6,792 (1) Excludes short-term borrowings and swap adjustments. Level 3 equity investments are measured at cost, less impairment, plus or minus changes resulting from observable price changes, which approximates fair value. 9. Derivative Financial Instruments We use derivative hedging instruments, principally foreign currency forward contracts and interest rate swaps, for the purpose of managing currency risks and interest rate risk arising from our operations and sources of financing. Cash Flow Hedges The notional amount of foreign currency forward contracts, designated as cash flow hedges, outstanding at December 31, 2022 and 2021 were $94 million and $42 million, respectively. The amount recorded within other comprehensive income (loss) at December 31, 2022 is expected to impact the consolidated statement of operations in 2023. Derivatives Not Designated as Hedging Instruments The notional amount of foreign currency forward contracts, not designated as hedging instruments, outstanding at December 31, 2022 and 2021 was $212 million and $283 million, respectively. Refer to Note 21 – Shareholders’ Equity - Other Reserves for further information. 10. Financial Risk Management Our activities expose us to a variety of market risks including interest rate risk and foreign currency exchange rate risk. Our overall risk management strategy focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on our performance through ongoing operational and finance activities. We monitor and manage our exposure to such risks both centrally and at the local level, as appropriate, as part of our overall risk management program with the objective of seeking to reduce the potential adverse effects of such risks on our results of operations and financial position. Depending upon the risk assessment, we use selected derivative hedging instruments, including principally interest rate swaps and foreign currency forward contracts, for the purposes of managing interest rate risk and currency risks arising from our operations and sources of financing. Our policy is not to enter into such contracts for speculative purposes. Our accounting policies and disclosures regarding derivatives are set out in Note 2 –Summary of Significant Accounting Policies, and Note 9 – Derivative Financial Instruments. The following section provides qualitative and quantitative disclosures on the effects that these risks may have. The quantitative data reported below does not have any predictive value and does not reflect the complexity of the markets or reactions which may result from any changes that are assumed to have taken place. Interest Rate Risk Indebtedness Our exposure to changes in market interest rates relates primarily to its cash and financial liabilities which bear floating interest rates. Our policy is to manage interest cost using a mix of fixed and variable rate debt. We have historically used Financial Statements Annual Report and Accounts 2022 Page | 121

various techniques to mitigate the risks associated with future changes in interest rates, including entering into interest rate swap and treasury rate lock agreements. At December 31, 2022 and 2021, approximately 20% and 18% of our Net debt portfolio was exposed to interest rate fluctuations, respectively. Our exposure to floating rates of interest primarily relates to the Euro Term Loan Facilities due January 2027. At December 31, 2022 and December 31, 2021, we no longer held any interest rate swaps. A hypothetical 10 basis points increase in interest rates for 2022 and 2021, with all other variables held constant, would have resulted in lower income from continuing operations before provision for income taxes of approximately $1 million. Costs to Fund Jackpot Liabilities Fluctuations in prime, U.S. treasury, and agency rates due to changes in market and other economic conditions directly impact our cost to fund jackpots and corresponding gaming operating income. If interest rates decline, jackpot cost increases and operating income decreases. A hypothetical decline of one percentage point in applicable interest rates would have reduced operating income by approximately $7 million in 2022 and 2021. We do not manage this exposure with derivative financial instruments. Foreign Currency Exchange Rate Risk We operate on an international basis across a number of geographical locations. We are exposed to (i) transactional foreign exchange risk when our subsidiaries enter into transactions in a currency other than its functional currency, and (ii) translation foreign exchange risk which arises when we translate the financial statements of our foreign entities into U.S. dollars for the preparation of the consolidated financial statements. Transactional Risk Our subsidiaries generally execute their operating activities in their respective functional currencies. In circumstances where we enter into transactions in a currency other than the functional currency of the relevant entity, we seek to minimize its exposure by (i) sharing risk with its customers (for example, in limited circumstances, but whenever possible, we negotiate clauses into our contracts that allows for price adjustments should a material change in foreign exchange rates occur), (ii) creating a natural hedge by netting receipts and payments, (iii) utilizing foreign currency borrowings, and (iv) where applicable, by entering into foreign currency forward and option contracts. The principal foreign currency to which we are exposed is the euro. A hypothetical 10% decrease in the year end U.S. dollar to euro exchange rate, with all other variables held constant, would have resulted in lower income from continuing operations before provision for income taxes of approximately $120 million and $28 million for December 31, 2022 and 2021, respectively. Our euro exposure primarily arises from euro denominated long-term debt. Based on our long-term forecast, we undertake to match and maintain the mix of euro denominated debt to the mix of euro sourced EBITDA. From time to time, we enter into foreign currency forward and option contracts to reduce the exposure associated with certain firm commitments, variable service revenues, and certain assets and liabilities denominated in foreign currencies. These contracts generally have average maturities of 12 months or less, and are regularly renewed to provide continuing coverage throughout the year. It is our policy to negotiate the terms of the hedge derivatives to match the terms of the hedged item to maximize hedge effectiveness. At December 31, 2022, we had forward contracts for the sale of approximately $103 million of foreign currency (primarily British pounds, Australian dollar, and Colombian peso) and the purchase of approximately $204 million of foreign currency (primarily U.S. dollar, British pounds, Chilean peso, and euro). At December 31, 2021, we had forward contracts for the sale of approximately $121 million of foreign currency (primarily euro, Colombian peso, South African rand, and British pounds) and the purchase of approximately $204 million of foreign currency (primarily euro, U.S. dollar, British pounds, and Chilean peso). Translation Risk Certain of our subsidiaries are located in countries that are outside of the U.S., in particular the Eurozone. As our reporting currency is the U.S. dollar, the income statements of those entities are converted into U.S. dollars using the average exchange rate for the period, and while revenues and costs are unchanged in local currency, changes in exchange rates may lead to effects on the converted balances of revenues, costs, and the result in U.S. dollars. The monetary assets and liabilities of consolidated entities that have a reporting currency other than the U.S. dollar are translated into U.S. dollars at Financial Statements Annual Report and Accounts 2022 Page | 122

the period-end foreign exchange rate. The effects of these changes in foreign exchange rates are recognized directly in the consolidated statement of shareholders’ equity within accumulated other comprehensive income. Our foreign currency exposure primarily arises from changes between the U.S. dollar and the euro. A hypothetical 10% decrease in the U.S. dollar to euro exchange rate, with all other variables held constant, would have increased equity by $29 million and $97 million for 2022 and 2021, respectively. Capital Management The primary goal of our capital management strategy is to ensure strong credit ratings and healthy financial ratios in order to support our business while maximizing corporate value and reducing our financial risks. We consider all equity and debt to be managed capital of the Company. We manage our capital structure and make adjustments based on long-term strategy decisions in light of changes in economic conditions. Additionally, we seek to preserve an optimal weighted average cost of capital and maintain sufficient financial flexibility to pursue growth opportunities. Our capital structure is as follows: December 31, ($ in millions) 2022 2021 Total Debt (Note 16) 5,754 6,526 Less: Cash and cash equivalents 590 591 Less: Debt issuance costs, net - U.S. Dollar Revolving Credit Facility A due July 2027 — 4 Less: Debt issuance costs, net - Euro Revolving Credit Facility B due July 2027 3 6 Total Net Debt 5,160 5,926 Total Equity 1,773 1,706 Financial Statements Annual Report and Accounts 2022 Page | 123

11. Systems, Equipment and Other Assets Related to Contracts, net and Property, Plant and Equipment, net Systems & Equipment, net consists of the following: ($ in millions) Buildings Terminals and Systems Furniture and Equipment Construction in Progress Total Net book value Balance at December 31, 2020 1 950 41 77 1,068 Additions 3 42 4 112 162 Depreciation — (280) (10) — (291) Disposals (4) (9) — (4) (17) Foreign currency translation — (23) (4) (2) (29) Transfers — 146 4 (108) 43 Balance at December 31, 2021 — 827 35 75 937 Additions — 38 3 120 160 Depreciation — (257) (10) — (267) Disposals — (20) — — (20) Foreign currency translation — (2) 1 — (1) Transfers — 183 4 (98) 90 Other — 1 (1) — — Balance at December 31, 2022 — 769 32 97 899 Balance at December 31, 2021 Cost — 2,479 138 75 2,691 Accumulated depreciation — (1,652) (102) — (1,754) Net book value — 827 35 75 937 Balance at December 31, 2022 Cost — 2,720 127 97 2,944 Accumulated depreciation — (1,951) (94) — (2,045) Net book value — 769 32 97 899 Financial Statements Annual Report and Accounts 2022 Page | 124

Financial Statements

PPE, net consists of the following:

($ in millions)	Land	Buildings	Furniture and Equipment	Construction in Progress	Total
Net book value					
Balance at December 31, 2020	1	17	99	15	132
Additions	—	—	3	18	22
Depreciation	—	(2)	(28)	—	(29)
Disposals	(1)	—	(6)	—	(6)
Foreign currency translation	1	(1)	—	—	—
Transfers	—	(3)	21	(23)	(4)
Balance at December 31, 2021	1	12	90	10	114
Additions	—	2	3	22	27
Depreciation	—	(1)	(27)	—	(28)
Disposals	—	—	(1)	—	(1)
Foreign currency translation	—	(1)	3	—	1
Transfers	—	—	11	(11)	—
Balance at December 31, 2022	1	11	80	21	113
Balance at December 31, 2021					
Cost	1	58	253	10	322
Accumulated depreciation	—	(46)	(163)	—	(208)
Net book value	1	12	90	10	114
Balance at December 31, 2022					
Cost	1	60	313	21	396
Accumulated depreciation	—	(50)	(234)	—	(283)
Net book value	1	11	80	21	113

The estimated useful lives of assets are as follows:

Asset	Estimated life in years
Systems & Equipment	
Terminals and systems - lottery	Generally do not exceed 10 years
Terminals and systems - gaming	3-5
Furniture and equipment	Generally do not exceed 10 years
PPE	
Buildings	40
Furniture and equipment	5-10

Leasehold improvements are amortized over the shorter of the corresponding lease term or estimated useful life.

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12. Leases Lessee We have leases for real estate (warehouses, office space, data centers), vehicles, communication equipment, and other equipment. Many of our real estate leases include one or more options to renew, while some include termination options. Certain vehicle and equipment leases include residual value guarantees and options to purchase the leased asset. Many of our real estate leases include variable payments for maintenance, real estate taxes, and insurance that are determined based on the actual costs incurred by the landlord. The classification of our leases in the consolidated balance sheet is as follows: December 31, ($ in millions) Balance Sheet Classification 2022 2021 Assets: ROU asset, net (1) Right-of-use assets 235 273 Total lease assets 235 273 Liabilities: Lease liability, current Other current liabilities 47 51 Lease liability, non-current Lease liabilities 263 285 Total lease liabilities 309 336 (1) ROU assets are recorded net of accumulated amortization of $192 million and $181 million at December 31, 2022 and 2021, respectively. ROU asset, net, by class of underlying assets is as follows: December 31, ($ in millions) 2022 2021 Real estate 218 248 Vehicles 7 11 Other equipment 9 14 Total ROU asset, net 235 273 Components of expense related to leases are as follows: For the year ended December 31, ($ in millions) 2022 2021 Real estate 43 49 Vehicles 7 10 Other equipment 5 6 Total depreciation expense 55 65 Interest expense 20 22 Variable lease costs (1) 24 22 Short-term lease expense 13 1 (1) Variable lease costs include immaterial amounts related to sublease income. Financial Statements Annual Report and Accounts 2022 Page | 126

Financial Statements

Maturities of lease liabilities at December 31, 2022 are as follows ($ in millions):

Year	Total [1]
2023	64
2024	58
2025	53
2026	46
2027	38
Thereafter	134
Total lease payments	394
Less: Imputed interest	85
Present value of lease liabilities	309

[1] The maturities above exclude leases that have not yet commenced and such leases are not material in the aggregate.

Cash flow information and non-cash activity related to leases is as follows:

	For the year ended December 31,	
($ in millions)	2022	2021
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows	20	22
Finance cash flows	52	62
Non-cash activity:		
ROU assets obtained in exchange for lease obligations (net of early terminations)	32	13

Lessor

We have various arrangements for lottery and gaming equipment under which we are the lessor.

Our lease arrangements typically have lease terms ranging from one month to 4 years. These leases generally meet the criteria for operating lease classification, as the lease payments are typically variable based on a percentage of sales, a percentage of amounts wagered, net win, or a daily fee per active gaming terminal. Our leases generally do not contain variable payments that are dependent on an index or rate (such as the Consumer Price Index or a market interest rate). We provide lessees with the option to extend the lease, which is considered when evaluating lease classification. Lease income from operating leases is included within service revenue in the consolidated statement of operations. Operating lease income was approximately 9% and 8% of total revenue for each of the years ended December 31, 2022 and 2021, respectively.

Our finance lease arrangements typically have lease terms ranging from one year to 10 years. We provide lessees with the option to extend the lease, which is considered when evaluating lease classification. Lease income from finance leases is included within product sales in the consolidated statement of operations. Total finance lease income was approximately 1% of total revenue for the years ended December 31, 2022 and 2021. Finance lease receivables are included within customer financing receivables, net, which are a component of other current assets and other non-current assets within the consolidated balance sheet. Additional information on customer financing receivables is included in Note 7 – *Other Assets.*

13. Restructuring

During 2021, we initiated the following restructuring plan. No new plans were initiated during 2022.

2021 Italian Workforce Redundancies

In connection with the sale of our Italian B2C businesses, management agreed to provide to the buyer information technology and back-office services for a period of one to three years via a TSA. As certain of these services were concluding, during the fourth quarter of 2021 management performed a detailed review of redundant roles and created a plan to eliminate certain redundancies as TSA services lapse, by commencing voluntary early retirement programs. We expect to incur approximately $35 million in severance and related employee costs associated with these early retirement programs through December 31, 2023, as management and the identified employees reach a mutual understanding of the

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Financial Statements

separation benefits. Cash payments associated with these programs are expected to be made through 2030. During the years ended December 31, 2022 and 2021 we incurred $6 million and $11 million, respectively, of severance and related employee costs under the plan. Since the plan's inception, we incurred severance and related employee costs primarily within our Global Lottery segment and Corporate Support function totaling $17 million.

Restructuring plans initiated and substantially completed in prior periods

In the prior year we substantially completed three separate restructuring plans which consolidated, simplified, and optimized our organizational structure and operations. During the years ended December 31, 2022 and 2021 we revised our cost estimates resulting in a reduction of expense of $2 million and $6 million, respectively. Since each plans' inception, we primarily incurred severance and related employee costs totaling $35 million.

Rollforward of Restructuring Liability

The following table presents the activity in the restructuring liabilities for the above plans for the years ended December 31, 2022 and December 31, 2021:

($ in millions)	Severance and Related Employee Costs	Other	Total
Balance at December 31, 2020	23	1	24
2021 Italian workforce redundancies plan expense, net	11	—	11
Cash paid for all plans	(17)	—	(17)
Reversals of expense and other	(5)	(1)	(6)
Balance at December 31, 2021	12	1	13
2021 Italian workforce redundancies plan expense, net	7	—	7
Cash paid for all plans	(4)	(1)	(4)
Reversals of expense and other	(2)	—	(2)
Impact of update to discount rate	(1)	—	(1)
Balance at December 31, 2022	13	—	13

Restructuring Expense

The following table summarizes consolidated restructuring expense by segment and type of cost:

	For the year ended December 31, 2022		
($ in millions)	Severance and Related Employee Costs	Other	Total
Global Lottery	5	—	5
Global Gaming	(1)	—	(1)
Corporate and Other	1	—	1
Total	5	—	5

	For the year ended December 31, 2021		
($ in millions)	Severance and Related Employee Costs	Other	Total
Global Lottery	8	—	8
Global Gaming	(3)	(1)	(4)
PlayDigital	(1)	—	(1)
Corporate and Other	2	—	2
Total	6	(1)	6

14. Goodwill

During the third quarter of 2021 we established a dedicated PlayDigital business segment, comprising our iGaming and sports betting activities that were previously included within our Global Gaming business segment. As a result, at

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Financial Statements

September 1, 2021, we allocated a portion of goodwill associated with our Global Gaming cash-generating unit to the PlayDigital cash-generating unit using a relative value approach. The goodwill allocated to the Global Gaming and PlayDigital cash-generating units was $1.4 billion and $260 million, respectively, and the estimated recoverable amounts were determined to exceed the carrying values of each cash-generating unit, which indicated no impairment existed. In addition, we completed an assessment for any potential goodwill impairment for the former Global Gaming cash-generating unit immediately prior to the reallocation and determined that no impairment existed.

In connection with the acquisition of iSoftBet, previously discussed in Note 3 - *Business Acquisitions and Divestitures,* we recognized $121 million (€117 million) of goodwill in our PlayDigital cash-generating unit. The goodwill was primarily related to expected synergies from combining operations and the value of the existing workforce. The goodwill generated as a result of the acquisition of iSoftBet is nondeductible for income tax purposes.

In connection with the divestiture of our Italian commercial services business previously discussed in Note 3 - *Business Acquisitions and Divestitures,* goodwill in our Global Lottery cash-generating unit was reduced by $260 million.

Changes in the carrying amount of goodwill consist of the following:

($ in millions)	Global Lottery	Global Gaming	PlayDigital	Total
Balance at December 31, 2020	3,140	1,687	—	4,827
Segment realignment	—	(260)	260	—
Foreign currency translation	(60)	(7)	(4)	(71)
Balance at December 31, 2021	3,080	1,420	256	4,756
Acquisitions	—	—	121	121
Divestitures	(260)	—	—	(260)
Foreign currency translation	(47)	(2)	(6)	(55)
Balance at December 31, 2022	2,773	1,419	371	4,562

(1) From July 1, 2020 to August 31, 2021, we operated under only two business segments: Global Lottery and Global Gaming.

Total goodwill at December 31, 2022, 2021, and 2020 is net of $1.4 billion of accumulated impairment losses.

Impairment

The process of evaluating potential impairments related to goodwill requires the application of significant judgment. Goodwill is tested for impairment annually, in the fourth quarter, or whenever events or changes in circumstances indicate the carrying amount may not be recoverable. If an event occurs that would cause revisions to the estimates and assumptions used in analyzing the fair value of goodwill, the revision could result in a non-cash impairment loss that could have a material impact on financial results.

The goodwill impairment test compares the recoverable amount of our three cash-generating units (which are the same as our reportable segments) with its carrying amount and an impairment loss is recognized for the amount by which the carrying amount exceeds the cash-generating unit's recoverable amount.

(♦) We estimate the recoverable amount of the cash-generating units using an income approach based on projected discounted cash flows. The procedures we follow include, but are not limited to, the following:

- Analysis of the conditions in, and the economic outlook for, the cash-generating units;
- Analysis of general market data, including economic, governmental, and environmental factors;
- Review of the history, current state, and future operations of the cash-generating units;
- Analysis of financial and operating projections based on historical operating results, industry results, and expectations;
- Analysis of financial, transactional, and trading data for companies engaged in similar lines of business to develop appropriate valuation multiples and operating comparisons; and
- Calculation of our market capitalization, total invested capital, the implied market participant acquisition premium, and supporting qualitative and quantitative analysis.

(♦) Under the income approach, the recoverable amount of the cash-generating unit is determined based on the present value of each unit's estimated future cash flows, discounted at a risk-adjusted rate. We use internal forecasts for a five-year period to estimate future cash flows and estimate long-term future growth rates based on internal projections of the long-term outlook for each cash-generating unit. We use discount rates that are commensurate with the risks and uncertainty inherent in each cash-generating unit and in internally developed forecasts.

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Financial Statements

Estimating the recoverable amount of cash-generating units requires management to use its judgment in making estimates and making forecasts that are based on a number of factors including forecasted revenue, forecasted operating profits, terminal growth rates, and weighted-average costs of capital. Actual results may differ from those assumed in forecasts.

As permitted by IAS 36, *Impairment of Assets*, the recoverable amounts resulting from the most recent detailed calculations were used for the 2022 annual impairment test for the Global Lottery and Global Gaming cash-generating units as the standard's criteria was considered satisfied: the margins by which the recoverable amounts exceeded their carrying amounts (commonly referred to as "headroom") were substantial; there have been no significant changes in the assets and liabilities; and the likelihood that the recoverable amount would be less than the carrying amount is remote. The dates of the most recent detailed recoverable amount calculations and resulting headrooms are as follows:

	Date of most recent recoverable amount calculation	Headroom
Global Lottery	March 1, 2022	>50%
Global Gaming	September 1, 2021	>50%
PlayDigital	December 31, 2022	>100%

The key assumptions to which the calculation of fair value less costs of disposals that are most sensitive include the cash-generating unit's forecasted EBITDA, long-term growth rates, and discount rate. The values assigned to these key assumptions reflect IGT's experience. Reasonably possible changes in any of these key assumptions would not result in a recoverable amount that would be less than the carrying amounts for each of our cash-generating units.

As of December 31, 2022 and 2021, approximately 63% of the carrying amount of trademarks with indefinite lives were allocated to the Global Lottery cash-generating unit, approximately 31% to the Global Gaming cash-generating unit and approximately 6% to the PlayDigital cash-generating unit.

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Financial Statements

15. Intangible Assets, net

Intangible assets at December 31, 2022 and 2021 are summarized as follows:

	Net Book Value							
($ in millions)	**Customer relationships**	**Trademarks (indefinite-lived)**	**Trademarks (definite-lived)**	**Computer software and game library**	**Licenses**	**Developed technologies**	**Other**	**Total**
Balance at December 31, 2020	1,065	245	94	134	11	13	10	1,572
Additions	—	—	—	25	3	8	—	36
Amortization	(120)	—	(15)	(44)	(4)	(4)	(3)	(190)
Foreign currency translation	(1)	—	—	(3)	(1)	—	—	(5)
Write-off and other	—	—	—	(3)	(2)	—	—	(5)
Balance at December 31, 2021	944	245	80	109	6	17	7	1,409
Additions	—	—	—	14	77	—	6	100
Acquisition of a business (Note 3)	8	—	—	4	—	46	—	58
Amortization	(117)	—	(14)	(36)	(3)	(8)	(2)	(181)
Foreign currency translation	—	—	—	(3)	—	4	(2)	(2)
Write-off and other	—	—	—	(11)	(2)	—	—	(13)
Balance at December 31, 2022	835	245	65	78	78	59	9	1,372
December 31, 2021								
Cost	2,327	255	225	925	65	233	55	4,084
Accumulated amortization	(1,333)	—	(106)	(809)	(58)	(216)	(28)	(2,549)
Accumulated impairment loss	(49)	(10)	(39)	(7)	—	—	(20)	(126)
	944	245	80	109	6	17	7	1,409
Weighted average life (in years)	15.5	—	14.1	5.6	3.5	5.6	9.0	
December 31, 2022								
Cost	2,328	254	223	893	133	283	57	4,172
Accumulated amortization	(1,447)	—	(119)	(809)	(55)	(222)	(31)	(2,683)
Accumulated impairment loss	(45)	(9)	(38)	(6)	—	—	(17)	(117)
	835	245	65	78	78	61	9	1,372
Weighted average life (in years)	15.5	—	14.2	6.3	3.7	6.1	7.9	

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Financial Statements

Intangible asset amortization expense of $182 million and $190 million, which includes computer software amortization expense of $22 million and $23 million, was recorded in 2022 and 2021.

In connection with the July 2022 acquisition of iSoftBet, previously discussed in Note 3 - *Business Acquisitions and Divestitures*, we allocated $58 million (€59 million) of the purchase price to the intangible assets acquired (primarily acquired developed technologies of €51 million and customer relationships of €8 million). The estimated useful life of the assets are 6 to 15 years with a weighted average amortization period of 9.2 years. In connection with the September 2022 sale of Lis Holding S.p.A., we recorded a €12 million reduction in net book value of intangible assets (principally patents and trademarks) related to the divestiture.

In December 2022, we entered into a $75 million multi-year license agreement of intellectual property. Payments due under the agreement commence in 2023.

Amortization expense on intangible assets for the next five years is expected to be as follows ($ in millions):

Year	Amount
2023	198
2024	181
2025	157
2026	118
2027	112
	766

16. Debt

Our long-term debt obligations consist of the following:

	December 31, 2022			
($ in millions)	Principal	Debt issuance cost, net	Swap and other	Total
3.500% Senior Secured Euro Notes due July 2024	320	(1)	—	319
6.500% Senior Secured U.S. Dollar Notes due February 2025	700	(3)	—	697
4.125% Senior Secured U.S. Dollar Notes due April 2026	750	(5)	—	745
3.500% Senior Secured Euro Notes due June 2026	800	(4)	—	796
6.250% Senior Secured U.S. Dollar Notes due January 2027	750	(4)	—	746
2.375% Senior Secured Euro Notes due April 2028	533	(3)	—	530
5.250% Senior Secured U.S. Dollar Notes due January 2029	750	(5)	—	745
Senior Secured Notes	4,603	(26)	—	4,578
Euro Term Loan Facilities due January 2027	1,067	(4)	(8)	1,055
U.S. Dollar Revolving Credit Facility A due July 2027	65	(6)	1	61
Long-term debt, less current portion	5,735	(35)	(6)	5,694
5.350% Senior Secured U.S. Dollar Notes due October 2023	61	—	—	61
Current portion of long-term debt	61	—	—	61
Total debt	5,795	(35)	(6)	5,754

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Financial Statements

($ in millions)	December 31, 2021 Principal	Debt issuance cost, net	Swap and other	Total
5.350% Senior Secured U.S. Dollar Notes due October 2023	61	—	—	61
3.500% Senior Secured Euro Notes due July 2024	566	(2)	—	564
6.500% Senior Secured U.S. Dollar Notes due February 2025	1,100	(7)	—	1,093
4.125% Senior Secured U.S. Dollar Notes due April 2026	750	(6)	—	744
3.500% Senior Secured Euro Notes due June 2026	849	(5)	—	844
6.250% Senior Secured U.S. Dollar Notes due January 2027	750	(5)	—	745
2.375% Senior Secured Euro Notes due April 2028	566	(4)	—	562
5.250% Senior Secured U.S. Dollar Notes due January 2029	750	(6)	—	744
Senior Secured Notes	5,393	(36)	—	5,357
Euro Term Loan Facilities due January 2027	1,133	(5)	(10)	1,118
Long-term debt, less current portion	6,525	(41)	(10)	6,475
Short-term borrowings	52	—	—	52
Total debt	6,577	(41)	(10)	6,526

At December 31, 2022 and December 31, 2021, $3 million and $10 million, respectively, of debt issuance costs, net for the Revolving Credit Facilities with no outstanding borrowings, are recorded as other non-current assets in the consolidated balance sheet.

The principal amount of long-term debt maturing over the next five years and thereafter as of December 31, 2022 is as follows ($ in millions):

Year	U.S. Dollar Denominated	Euro Denominated	Total
2023	61	—	61
2024	—	533	533
2025	700	213	913
2026	750	1,013	1,763
2027	815	427	1,242
2028 and thereafter	750	533	1,283
Total principal payments	3,076	2,720	5,795

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Senior Secured Notes The key terms of our senior secured notes (the “Notes”), which were rated Ba2 and BB+ by Moody’s Investor Service (“Moody’s”) and Standard & Poor’s Ratings Services (“S&P”), respectively at December 31, 2022, are as follows: Description Principal (in millions) Effective Interest Rate Issuer Guarantors Collateral Redemption Interest payments 5.350% Senior Secured U.S. Dollar Notes due October 2023 $61 5.47% International Game Technology ** †† + Semi-annually in arrears 3.500% Senior Secured Euro Notes due July 2024 €300 3.68% Parent * † ++ Semi-annually in arrears 6.500% Senior Secured U.S. Dollar Notes due February 2025 $700 6.71% Parent * † ++ Semi-annually in arrears 4.125% Senior Secured U.S. Dollar Notes due April 2026 $750 4.34% Parent * † +++ Semi-annually in arrears 3.500% Senior Secured Euro Notes due June 2026 €750 3.65% Parent * † +++ Semi-annually in arrears 6.250% Senior Secured U.S. Dollar Notes due January 2027 $750 6.41% Parent * † ++ Semi-annually in arrears 2.375% Senior Secured Euro Notes due April 2028 €500 2.50% Parent * † +++ Semi-annually in arrears 5.250% Senior Secured U.S. Dollar Notes due January 2029 $750 5.39% Parent * † +++ Semi-annually in arrears * Certain subsidiaries of the Parent. ** The Parent and certain subsidiaries of the Parent. † Ownership interests in certain subsidiaries of the Parent, certain intercompany loans with principal balances in excess of $10 million and certain accounts receivable. †† Certain intercompany loans with principal balances in excess of $10 million and certain accounts receivable. + International Game Technology may redeem in whole or in part at any time prior to maturity at 100% of their principal amount together with accrued and unpaid interest and a make-whole premium. International Game Technology may also redeem in whole or in part at 100% of the principal amount together with accrued and unpaid interest in connection with certain gaming regulatory events. Upon the occurrence of certain events, International Game Technology will be required to offer to repurchase all of the applicable Notes at a price equal to 101% of their principal amount together with accrued and unpaid interest. ++ The Parent may redeem in whole or in part at any time prior to the date which is six months prior to maturity at 100% of their principal amount together with accrued and unpaid interest and a make-whole premium. After such date, the Parent may redeem in whole or in part at 100% of the principal amount together with accrued and unpaid interest. The Parent may also redeem in whole but not in part at 100% of their principal amount together with accrued and unpaid interest in connection with certain tax events. Upon the occurrence of certain events, the Parent will be required to offer to repurchase all of the applicable Notes at a price equal to 101% of their principal amount together with accrued and unpaid interest. +++ The Parent may redeem in whole or in part at any time prior to the first date set forth in the redemption price schedule at 100% of their principal amount together with accrued and unpaid interest and a make-whole premium. After such date, the Parent may redeem in whole or in part at a redemption price set forth in the redemption price schedule in the indenture governing the applicable Notes, together with accrued and unpaid interest. The Parent may also redeem in whole but not in part at 100% of their principal amount together with accrued and unpaid interest in connection with certain tax events. Upon the occurrence of certain events, the Parent will be required to offer to repurchase all of the applicable Notes at a price equal to 101% of their principal amount together with accrued and unpaid interest. The Notes contain customary covenants and events of default. At December 31, 2022, the issuers were in compliance with the covenants. Financial Statements Annual Report and Accounts 2022 Page | 134

On February 28, 2023, the Company exercised the right to redeem (i) €188 million of the 3.500% Senior Secured Euro Notes due July 2024 on March 16, 2023 for a redemption price of €1,001.58 per €1,000.00 of principal amount, together with accrued and unpaid interest, and (ii) $200 million of the 6.500% Senior Secured U.S. Dollar Notes due February 2025 on March 16, 2023 for a redemption price of $1,012.54 per $1,000.00 of principal amount, together with accrued and unpaid interest. On February 2, 2023, the Parent announced that Fitch Ratings, Inc. (“Fitch”) had assigned each of the Parent and its subsidiary, IGT Lottery Holdings B.V., a long-term issuer rating of BB+ with a stable rating outlook and a rating of BBB- to their long-term senior secured debt. In January 2023, International Game Technology redeemed the 5.350% Senior Secured U.S. Dollar Notes due October 2023 in full pursuant to the exercise of the make-whole call option for $61 million, excluding interest. In September 2022, the Parent used the proceeds from the sale of Lis Holdings S.p.A. to repurchase €200 million ($197 million) of the 3.500% Senior Secured Euro Notes due July 2024 for total consideration, excluding interest, of €201 million ($198 million) and $400 million of the 6.500% Senior Secured U.S. Dollar Notes due February 2025 for total consideration, excluding interest, of $406 million. We recorded a $2 million loss on extinguishment of debt in connection with the redemption of the 3.500% Senior Secured Euro Notes and a $9 million loss on extinguishment of debt in connection with the redemption of the 6.500% Senior Secured U.S. Dollar Notes, which are classified in other non-operating expense in the consolidated statement of operations for the year ended December 31, 2022. In May 2021, the Parent used the proceeds from the sale of the Italian B2C businesses and borrowings under the Revolving Credit Facilities to redeem €850 million ($1.0 billion) of the 4.750% Senior Secured Euro Notes due February 2023 through the exercise of the make-whole call option for $1.1 billion, excluding interest. We recorded a $67 million loss on extinguishment of debt in connection with the redemption, which is classified in other non-operating expense in the consolidated statement of operations for the year ended December 31, 2021. In March 2021, the Parent used the net proceeds from the sale of the 4.125% Senior Secured U.S. Dollar Notes due April 2026 and borrowings under the Revolving Credit Facilities to redeem $1.0 billion of the 6.250% Senior Secured U.S. Dollar Notes due February 2022 through the exercise of the make-whole call option for $1.0 billion, excluding interest. We recorded an $18 million loss on extinguishment of debt in connection with the redemption, of which a $24 million loss is classified in other non-operating expense and an offsetting gain of $6 million is classified in interest expense, net in the consolidated statement of operations for the year ended December 31, 2021. Euro Term Loan Facilities The Parent is a party to an Amended and Restated Senior Facilities Agreement dated July 21, 2021, as amended (the “TLF Agreement”), which provides for two €500 million senior secured term loan facilities, one to the Parent and one to IGT Lottery Holdings B.V., maturing on January 25, 2027 (the “Euro Term Loan Facilities”). The borrowers must repay the Euro Term Loan Facilities in installments, as detailed below: Due Date Amount (€ in millions) January 25, 2024 200 January 25, 2025 200 January 25, 2026 200 January 25, 2027 400 Interest on the Euro Term Loan Facilities is payable between one and six months in arrears at rates equal to the applicable EURIBOR plus a margin based on (i) our public debt ratings by Moody’s, S&P, and Fitch, and (ii) our ESG rating by Institutional Shareholder Services Inc. (“ISS”). At December 31, 2022 and 2021, the effective interest rate on the Euro Term Loan Facilities was 2.15% and 2.11%, respectively. The Euro Term Loan Facilities are guaranteed by certain subsidiaries of the Parent and are secured by ownership interests in certain subsidiaries of the Parent, certain intercompany loans with principal balances in excess of $10 million and certain accounts receivable. Upon the occurrence of certain events, the borrowers may be required to prepay the Euro Term Loan Facilities in full. The TLF Agreement limits the aggregate amount that the Parent can pay with respect to dividends and repurchases of ordinary shares in each year to $400 million if any two of our public debt ratings by Moody’s, S&P, and Fitch are lower than Ba1/BB+ and $550 million if any two of our public debt ratings by Moody’s, S&P, and Fitch are equal to or higher than Ba1/BB+, and provides that such limit is eliminated if any two of our public debt ratings by Financial Statements Annual Report and Accounts 2022 Page | 135

Moody’s, S&P, and Fitch are equal to or higher than Baa3/BBB-. The TLF Agreement also contains customary covenants (including maintaining a minimum ratio of EBITDA to net interest costs and maximum ratio of total net debt to EBITDA) and events of default. At December 31, 2022, the Parent was in compliance with the covenants. In July 2022, the Parent entered into an amendment to the TLF Agreement pursuant to which, among other changes, (i) the annual permitted acquisition limit was increased from 10% to 15% of consolidated total assets and the lifetime permitted acquisition limit was increased from $2.25 billion to $2.5 billion; and (ii) the annual limit on dividends and share repurchases was increased from $300 million to $400 million based on our public debt ratings at the time and to $550 million if any two of our public debt ratings are equal to or higher than Ba1/BB+ and eliminated if any two of our public debt ratings are equal to or higher than Baa3/BBB-. In July 2021, the Parent entered into an Amendment and Restatement Agreement (the “TLF Amendment and Restatement Agreement”) with respect to the TLF Agreement. The TLF Amendment and Restatement Agreement among other things: (i) added a second term loan facility with IGT Lottery Holdings B.V. as the borrower, (ii) increased the aggregate amount of the term loan facilities from €860 million to €1.0 billion (with each of the Parent and IGT Lottery Holdings B.V. borrowing €500 million), (iii) extended the maturity date of the Euro Term Loan Facilities to January 25, 2027, (iv) reduced the applicable interest rate by 35 basis points based on current debt ratings, (v) provided for a maximum decrease or increase of an additional 7.5 basis points in the margin based on our ESG rating, and (vi) maintained and extended existing financial covenant thresholds. As a result of the TLF Amendment and Restatement Agreement, we reclassified the €320 million current portion of long-term debt to long-term debt. For lenders exiting the TLF Agreement, we recorded a $2M extinguishment loss classified in other non-operating expense and a $3 million recovery in interest expense, net in the consolidated statement of operations for the year ended December 31, 2021. For continuing lenders accounted for as a modification, we recognized $6 million of debt issuance costs and an upfront interest expense recovery of $9 million in interest expense, net. Revolving Credit Facilities The Parent and certain of its subsidiaries are party to an Amended and Restated Senior Facilities Agreement dated July 27, 2022, (the “RCF Agreement”), which provides for the following senior secured multi-currency revolving credit facilities (the “Revolving Credit Facilities”) maturing on July 31, 2027: Facility(1) Maximum Amount Available (in millions) Revolving Credit Facility A $820 Revolving Credit Facility B €1,000 (1) The Parent, IGT Global Solutions Corporation, IGT Lottery Holdings B.V., IGT Lottery S.p.A., and International Game Technology are all borrowers under the Revolving Credit Facilities. At December 31, 2022, the amounts available to be borrowed under Revolving Credit Facility A and Revolving Credit Facility B were $755 million and €1.0 billion ($1.1 billion), respectively. Interest on the Revolving Credit Facilities is payable between one and six months in arrears at rates equal to the applicable Secured Overnight Financing Rate (“SOFR”) or Sterling Overnight Index Average (“SONIA”) rate, in each case subject to a credit adjustment spread, for borrowings in U.S. Dollars and Pounds Sterling, respectively, or the applicable EURIBOR for Euro borrowings, plus a margin based on (i) our public debt ratings by Moody’s, S&P, and Fitch, and (ii) our ESG rating by ISS. At December 31, 2022, the effective interest rate on Revolving Credit Facility A was 6.04%. There were no outstanding borrowings at December 31, 2022 for Revolving Credit Facility B or either of the Revolving Credit Facilities at December 31, 2021. The RCF Agreement provides that the following fees, which are recorded in interest expense, net in the consolidated statement of operations, are payable quarterly in arrears: • Commitment fees - payable on the aggregate undrawn and un-cancelled amount of the Revolving Credit Facilities based on a 0.35% margin. • Utilization fees - payable on the aggregate drawn amount of the Revolving Credit Facilities at a rate ranging from 0.10% to 0.60% dependent on the percentage of the Revolving Credit Facilities utilized. The applicable rate was 0.10% at December 31, 2022. The Revolving Credit Facilities are guaranteed by the Parent and certain of its subsidiaries and are secured by ownership interests in certain subsidiaries and of the Parent, certain intercompany loans with principal balances in excess of $10 million and certain accounts receivable. Upon the occurrence of certain events, the borrowers may be required to repay Financial Statements Annual Report and Accounts 2022 Page | 136

Financial Statements

the Revolving Credit Facilities and the lenders may have the right to cancel their commitments. The RCF Agreement limits the aggregate amount that the Parent can pay with respect to dividends and repurchases of ordinary shares in each year to $400 million if and two of our public debt ratings by Moody's, S&P, and Fitch are lower than Ba1/BB+ and $550 million if any two of our public debt ratings by Moody's, S&P, and Fitch are equal to or higher than Ba1/BB+ and provides that such limit is eliminated if any two of our public debt ratings by Moody's, S&P, and Fitch are equal to or higher than Baa3/BBB-. The RCF Agreement also contains customary covenants (including maintaining a minimum ratio of EBITDA to net interest costs and a maximum ratio of total net debt to EBITDA) and events of default. At December 31, 2022, the borrowers were in compliance with the covenants.

In July 2022, the Parent entered into an Amendment and Restatement Agreement (the "RCF Amendment and Restatement Agreement") with respect to the RCF Agreement, pursuant to which, among other changes, (i) the aggregate revolving facility A commitments of the lenders were decreased from $1.05 billion to $820 million; (ii) the aggregate revolving facility B commitments of the lenders were increased from €625 million to €1.0 billion; (iii) the final maturity date was extended from July 31, 2024 to July 31, 2027; (iv) LIBOR was replaced as a reference rate with the SOFR or SONIA rate, in each case subject to a credit adjustment spread, for borrowings in U.S. Dollars and Pounds Sterling, respectively; (v) the margins based on public debt ratings were reduced by at least 0.25% (0.40% at current public debt ratings) subject to a maximum of 0.075% increase or decrease based on the group's ESG rating; (vi) the annual permitted acquisition limit was increased from 10% to 15% of consolidated total assets and the lifetime permitted acquisition limit was increased from $2.25 billion to $2.5 billion; and (vii) the annual limit on dividends and share repurchases was increased from $300 million to $400 million based on our public debt ratings at the time and to $550 million if any two of our public debt ratings are equal to or higher than Ba1/BB+ and eliminated if any two of our public debt ratings are equal to or higher than Baa3/BBB-. In connection with the modification of the RCF Agreement, we recognized $8 million loss primarily representing compensation paid to lenders for the restructured terms within other non-operating expense.

Other Credit Facilities

The Parent and certain of its subsidiaries may borrow under senior unsecured uncommitted demand credit facilities made available by several financial institutions. At December 31, 2021, there was $30 million of short-term borrowings under these facilities with an effective interest rate of 1.63%, and no outstanding borrowings at December 31, 2022.

Additionally, at December 31, 2021, we had an outstanding $21 million swingline loan under the Revolving Credit Facilities with an effective interest rate of 3.25%, which was classified in short-term borrowings.

Letters of Credit

The Parent and certain of its subsidiaries may obtain letters of credit under the Revolving Credit Facilities and under senior unsecured uncommitted demand credit facilities. The letters of credit secure various obligations, including obligations arising under customer contracts and real estate leases. The following table summarizes the letters of credit outstanding at December 31, 2022 and 2021 and the weighted-average annual cost of such letters of credit:

($ in millions)	Letters of Credit Outstanding [1]	Weighted-Average Annual Cost
December 31, 2022	118	1.26 %
December 31, 2021	335	1.08 %

[1] Represents letters of credit outstanding not under the Revolving Credit Facilities.

Interest Expense, Net

	For the year ended December 31,	
($ in millions)	2022	2021
Senior Secured Notes	249	292
Term Loan Facilities	25	16
Revolving Credit Facilities	18	26
Other	27	23
Interest expense	318	357
Interest income	(15)	(13)
Interest expense, net	304	344

Annual Report and Accounts 2022

Page | 137

Financial Statements

17. Other Liabilities

Other Current Liabilities

($ in millions)	Notes	December 31, 2022	December 31, 2021
Employee compensation		173	171
Current financial liabilities		145	61
Redeemable non-controlling interest		99	116
Contract liabilities	4	91	104
Accrued interest payable		85	100
Income taxes payable		83	151
Accrued expenses		75	75
Taxes other than income taxes		68	72
Jackpot liabilities	20	57	66
Finance lease liabilities	12	47	51
Royalties payable		38	14
Other		27	11
		988	994

Other Non-Current Liabilities

($ in millions)	Notes	December 31, 2022	December 31, 2021
Redeemable non-controlling interest		172	240
Jackpot liabilities	20	114	130
Royalties payable		61	13
Contract liabilities	4	49	47
Other		74	59
		470	489

Redeemable Non-controlling Interest

In 2016, the Parent, through its subsidiary IGT Lottery S.p.A. (formerly Lottomatica S.p.A.), entered into a consortium (Lottoitalia S.r.l. or "Lottoitalia") to bid on the Italian Gioco del Lotto service license (the "Lotto License"). Lottoitalia was awarded management of the Lotto License for a nine-year term, and under the terms of the consortium agreement, IGT Lottery S.p.A. is the principal operating partner fulfilling the requirements of the Lotto License. We consolidate Lottoitalia due to our risks and rewards of the investment and Lottoitalia's need for funding to finance planned operations.

In connection with the formation of Lottoitalia, IGT Lottery S.p.A. entered into an agreement with Italian Gaming Holding a.s. ("IGH"), one of the consortium members, which includes certain provisions that do not allow for the unconditional right to avoid delivering cash to settle a contractual obligation. Therefore, in accordance with AG29A of IAS 32, we classify IGH's non-controlling interest in Lottoitalia as a financial liability recorded at amortized cost. Changes in the financial liability, which are recorded within other expense on the consolidated statement of operations, were $47 million and $91 million for the years ended December 31, 2022 and 2021, respectively.

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18. Other Non-Operating Expense and Income ($ in millions) For the year ended December 31, Notes 2022 2021 Redeemable NCI 17 47 91 Loss on extinguishment of debt 16 21 92 Other expense 9 8 Total other non-operating expense 78 192 Other income (7) (3) Total other non-operating income (7) (3) 19. Income Taxes The components of income (loss) from continuing operations before provision for income taxes, determined by tax jurisdiction, are as follows: For the year ended December 31, ($ in millions) 2022 2021 United Kingdom 33 57 United States (177) (19) Italy 555 344 Other 115 69 525 452 The provision for income taxes consists of: For the year ended December 31, ($ in millions) 2022 2021 Current: United Kingdom 3 — United States 75 41 Italy 116 155 Other 57 40 252 235 Deferred: United Kingdom 1 3 United States (67) 77 Italy — (23) Other (11) (16) (77) 41 175 276 Income taxes paid, net of refunds, were $335 million and $188 million in 2022 and 2021, respectively. Financial Statements Annual Report and Accounts 2022 Page | 139

At December 31, 2022 and 2021, undistributed profits of subsidiaries of approximately $600 million and $340 million, respectively are considered indefinitely reinvested. At December 31, 2022 and 2021, foreign withholding taxes on these undistributed earnings would be approximately $37 million and $21 million, respectively. The Parent is a tax resident in the United Kingdom (the “U.K.”). A reconciliation of the provision for income taxes, from the amount computed by applying the U.K. statutory main corporation tax rates enacted in each of the Parent’s calendar year reporting periods to income (loss) from continuing operations before provision for income taxes is as follows: For the year ended December 31, ($ in millions) 2022 2021 Income (loss) from continuing operations before provision for income taxes 525 452 United Kingdom statutory tax rate 19.0% 19.0 % Statutory tax expense (benefit) 100 86 Change in valuation allowances 22 125 Italy regional tax (“IRAP”) and state taxes 33 41 Non-deductible expenses 28 47 Base erosion and anti-abuse (“BEAT”) tax — 17 Foreign tax and statutory rate differential (1) 42 12 Foreign tax expense, net of U.S. federal benefit 18 11 Provision to return adjustment (9) 6 GILTI tax 9 5 Non-deductible goodwill impairment — — Italian allowance for corporate equity — (3) Non-taxable gain on sale of business (79) — Non-taxable foreign exchange loss (gain) 2 (11) Italian patent box tax benefit — (27) Tax law changes 6 (38) Other 2 5 175 276 Effective tax rate 33.3% 61.1% (1) Includes the effects of foreign subsidiaries’ earnings taxed at rates other than the U.K. statutory rate. Financial Statements Annual Report and Accounts 2022 Page | 140

The components of deferred tax assets and liabilities are as follows: December 31, ($ in millions) 2022 2021 Deferred tax assets: Net operating losses 21 56 Section 163(j) interest limitation 26 50 Italian goodwill tax step-up 109 119 Provisions not currently deductible for tax purposes 133 60 Lease liabilities 62 64 Jackpot timing differences 30 30 Depreciation and amortization 59 22 Inventory reserves 5 10 Other 65 60 Total deferred tax assets 510 470 Deferred tax liabilities: Acquired intangible assets 445 461 Depreciation and amortization 156 161 Italian goodwill equity reserve liability 99 105 Lease right-of-use assets 56 57 Other 8 6 Total deferred tax liabilities 765 791 Net deferred income tax liability (255) (320) Our net deferred income taxes are recorded in the consolidated balance sheet as follows: December 31, ($ in millions) Notes 2022 2021 Deferred income taxes - non-current asset 7 38 39 Deferred income taxes - non-current liability (293) (359) (255) (320) As of December 31, 2022, we had recognized deferred tax assets of $510 million. We also have $430 million of unrecognized deferred tax assets primarily related to net operating losses and §163(j) interest limitation carryforward. These deferred tax assets were not recorded because the realization of these assets is not probable. A reconciliation of deferred tax liabilities, net is as follows: December 31, ($ in millions) 2022 2021 Balance at beginning of year (320) (290) Tax expense during the period recognized in income or loss 77 (41) Adoption of new accounting standards — — Translation and other (12) 10 Balance at end of year (255) (320) We have a $56 million gross tax loss carryforward, all of which relates to other foreign tax jurisdictions. Carryforwards in certain tax jurisdictions begin to expire in 2031, while others have an unlimited carryforward period. Portions of the tax loss carryforwards are subject to annual limitations in most of our significant tax jurisdictions, including the U.K. In addition, as of December 31, 2022, we had U.S. state tax net operating loss carryforwards, resulting in a deferred tax asset (net of U.S. federal tax benefit) of approximately $7 million. U.S. state tax net operating loss carryforwards generally expire in the years 2025 through 2043. Financial Statements Annual Report and Accounts 2022 Page | 141

Additionally, at December 31, 2022 and 2021, we had gross tax loss carryforwards of $854 million and $910 million that relate primarily to the U.K. No deferred tax assets were recorded for these tax loss carryforwards as realization is not probable. Accounting for Uncertainty in Income Taxes A reconciliation of the unrecognized tax benefits is as follows: December 31, ($ in millions) 2022 2021 Balance at beginning of year 27 27 Additions to tax positions - current year 1 1 Reductions to tax positions - prior years — (1) Balance at end of year 27 27 At December 31, 2022 and 2021, $27 million of the unrecognized tax benefits, if recognized, would affect our effective tax rates. We recognize interest and penalties related to income tax matters in income tax expense. The charges were nominal for 2022 and 2021. The gross balance of accrued interest and penalties was $25 million and $21 million at December 31, 2022 and 2021, respectively. We file income tax returns in various jurisdictions of which the United Kingdom, U.S., and Italy represent the major tax jurisdictions. All years prior to 2017 are closed with the Internal Revenue Service. As of December 31, 2022, we are subject to income tax audits in various tax jurisdictions globally, most significantly in the U.S., Mexico and Italy. Mexico Tax Audit Based on a 2006 tax examination, our Mexican subsidiary, GTECH Mexico S.A. de C.V., was issued an income tax assessment of approximately Mexican peso (“MXN”) 425 million. The assessment relates to the denial of a deduction for cost of goods sold and the taxation of intercompany loan proceeds. We have unsuccessfully contested the two issues in the Mexican court system receiving unfavorable decisions by the Mexican Supreme Court in June 2017 and October 2019, respectively. As of December 31, 2022, based on the unfavorable decisions received, we have recorded a liability of MXN 520 million (approximately $27 million), inclusive of additional interest, penalties, and inflationary adjustments, which is reported within other non-current liabilities in the consolidated balance sheet. Italy Tax Audits Our Italian corporate income tax returns for the calendar years ended December 31, 2015 through December 31, 2019 are under examination. On October 19, 2020, the Italian tax authorities issued a final audit report for calendar year 2015. We filed a defense memorandum with the Italian Tax Authorities on May 29, 2021 rejecting all findings. On December 9, 2021, we received a tax assessment notice for €15 million relating to calendar year 2015. On February 9, 2022, we submitted a voluntary settlement request which entitles us to an automatic 90 day extension. The 90 day extension period expired on May 5, 2022 with no agreement with the Italian Tax Authorities. As a result, we filed an appeal with the Italian Tax Court against the the tax assessment notice for calendar year 2015. Financial Statements Annual Report and Accounts 2022 Page | 142

Financial Statements

20. Commitments and Contingencies

Commitments

Jackpot Commitments

Jackpot liabilities are recorded as current and non-current liabilities as follows:

($ in millions)	December 31, 2022
Current liabilities	57
Non-current liabilities	114
	170

Future jackpot liabilities as of December 31, 2022 are due as follows:

($ in millions)	Previous Winners	Future Winners	Total
2023	22	35	57
2024	18	5	23
2025	15	1	16
2026	13	1	14
2027	11	1	12
Thereafter	66	11	77
Future jackpot payments due	146	52	198
Unamortized discounts			(27)
Total jackpot liabilities			170

Performance and other bonds

Certain contracts require us to provide a surety bond as a guarantee of performance for the benefit of customers; bid and litigation bonds for the benefit of potential customers; and WAP bonds that are used to secure our financial liability when a player elects to have their WAP jackpot winnings paid over an extended period of time.

These bonds give beneficiaries the right to obtain payment and/or performance from the issuer of the bond if certain specified events occur. In the case of performance bonds, which generally have a term of one year, such events include our failure to perform our obligations under the applicable contracts. In general, we would only be liable for these guarantees in the event of default in our performance of our obligations under each contract, the probability of which we believe is remote. Accordingly, no liability has been recorded as of December 31, 2022 and 2021 related to these bonds.

Legal Proceedings

(♦) From time to time, the Parent and/or one or more of its subsidiaries are party to legal, regulatory, or administrative proceedings regarding, among other matters, claims by and against us, and injunctions by third parties arising out of the ordinary course of business or its other business activities. Licenses are also subject to legal challenges by competitors seeking to annul awards made to us. The Parent and/or one or more of its subsidiaries are also, from time to time, subjects of, or parties to, ethics and compliance inquiries and investigations related to our ongoing operations. At December 31, 2022, provisions for all legal proceedings, including those discussed in detail below, was $225 million. With respect to legal proceedings where we have determined that an incremental loss is reasonably possible but we are unable to determine an estimate of that reasonably possible loss in excess of amounts already accrued, no additional amounts have been accrued, given the uncertainties of litigation and the inherent difficulty of predicting the outcome of legal proceedings.

Adrienne Benson and Mary Simonson, individually and on behalf of all others similarly situated v. Double Down Interactive LLC, et al.

On April 9, 2018, a plaintiff, Adrienne Benson, filed a putative class action against our wholly-owned subsidiary, International Game Technology, and Double Down Interactive LLC, a Washington limited liability company in the U.S.

Annual Report and Accounts 2022 Page | 143

District Court for the Western District of Washington (the “Benson Matter”). On July 23, 2018, plaintiff filed a first amended complaint, adding named plaintiff Mary Simonson, and adding allegations to represent a putative class of all persons in the U.S who purchased and allegedly lost virtual “chips” while playing games through an online gaming platform called Double Down Casino. On April 26, 2021, plaintiffs filed a second amended complaint naming IGT (“IGT U.S. Gaming OpCo”), a wholly-owned subsidiary of International Game Technology, as an additional defendant. Plaintiffs have asserted claims for alleged violations of Washington’s Recovery of Money Lost at Gambling Act, Washington’s Consumer Protection Act, and for unjust enrichment, and seeks unspecified money damages (including treble damages as appropriate), the award of reasonable attorneys’ fees and costs, pre- and post-judgment interest, and injunctive and/or declaratory relief. International Game Technology acquired Double Down Interactive LLC (“DDI”) in 2012 and, effective June 1, 2017, sold DDI to DoubleU Diamond LLC (DoubleU”) pursuant to a purchase agreement (the “Purchase Agreement”). At all times relevant, DDI was the sole operator of the Double Down Casino, and International Game Technology asserts, among other defenses, that it has no liability for the actions of a bona fide subsidiary. On May 10, 2018, DDI and DoubleU sent a claim notice (the “DDI Claim Notice”) to International Game Technology seeking indemnification and reimbursement of defense costs for all claims against DoubleU and its affiliates (the “DoubleU Entities”) in the Benson Matter, pursuant to the Purchase Agreement. On June 7, 2018, International Game Technology responded to the DDI Claim Notice, rejecting any obligation to indemnify or pay defense costs of the DoubleU Entities, and sent a claim notice to DoubleU for indemnification and reimbursement of defense costs for all claims against International Game Technology in the Benson Matter pursuant to the terms of certain agreements with DoubleU. On June 17, 2021, IGT U.S. Gaming OpCo sent a claim notice to DoubleU for indemnification and reimbursement of defense costs for all claims against IGT U.S. Gaming OpCo in the Benson Matter pursuant to the terms of certain agreements with DoubleU. On August 29, 2022, the Company and DoubleDown Interactive Co., Ltd., parent company of DDI, announced an agreement in principle to settle the lawsuit and associated proceedings. Under the terms of the settlement, which would take effect only after final court approval of the proposed class settlement, a total of $415 million will be paid into a settlement fund, of which our subsidiaries will contribute $270 million and DDI will contribute $145 million. Subject to final court approval of the settlement in the Benson Matter, International Game Technology, IGT U.S. Gaming OpCo, and the DoubleU Entities have also resolved all indemnification and other claims between themselves and their respective subsidiaries and affiliates relating to the Benson Matter. On November 14, 2022, the court granted preliminary approval of the settlement. As a result of the settlement agreement, we accrued $270 million of other non-operating expense, net for the year ended December 31, 2022, respectively, related to the loss associated with the Benson Matter and related claims between us and the DoubleU Entities. In November, 2022, we placed $50 million in escrow, resulting in $220 million recorded as DDI / Benson Matter provision as of December 31, 2022 in the consolidated balance sheet. The cash flows relating to this payment are reported in operating activities in the consolidated statement of cash flows. We will continue to monitor these matters and may adjust our disclosure and accrual in accordance with our Process for Disclosure and Recording of Liabilities Related to Legal Proceedings as described in Note 2 - Summary of Significant Accounting Policies, herein. Texas Fun 5’s Instant Ticket Game IGT Global Solutions Corporation (formerly GTECH Corporation) is party to four lawsuits in Texas state court arising out of the Fun 5’s instant ticket game sold by the Texas Lottery Commission (“TLC”) from September 14, 2014 to October 21, 2014. Plaintiffs allege each ticket’s instruction for Game 5 provided a 5x win (five times the prize box amount) any time the “Money Bag” symbol was revealed in the “5X BOX”. However, TLC awarded a 5x win only when (1) the “Money Bag” symbol was revealed and (2) three symbols in a pattern were revealed. (a) Steele, James et al. v. GTECH Corp., filed on December 9, 2014 in Travis County (No. D1GN145114). Through intervenor actions, over 1,200 plaintiffs claim damages in excess of $600 million, as alleged via discovery. GTECH Corporation’s plea to the jurisdiction for dismissal based on sovereign immunity was denied. GTECH Corporation appealed. The appellate court ordered that plaintiffs’ sole remaining claim should be reconsidered. On April 27, 2018, this and a related matter were appealed to the Texas Supreme Court, which heard arguments on December 3, 2019. On June 12, 2020, the Texas Supreme Court ruled that Plaintiffs’ could proceed with their fraud allegations in the lower court; all other claims were dismissed. On March 26, 2021, October 29, 2021 and February 3, 2022 (two motions), GTECH Corporation filed motions for summary judgment. One such motion was denied on February 25, Financial Statements Annual Report and Accounts 2022 Page | 144

Financial Statements

2022, while the other three remain pending. The court has ordered the parties to mediation, which is scheduled to be held during the first quarter of 2023. Trial for the four bellwether plaintiffs is currently scheduled to begin in the second quarter of 2023.

(b) *Guerra, Esmeralda v. GTECH Corp. et al.*, filed on June 10, 2016 in Hidalgo County (No. C277716B). Plaintiff claims damages in excess of $0.5 million. Trial is currently scheduled for July 10, 2023.

(c) *Wiggins, Mario & Kimberly v. IGT Global Solutions Corp.*, filed on September 7, 2016 in Travis County (No. D1GN16004344). Plaintiffs claim damages in excess of $1 million.

(d) *Campos, Osvaldo Guadalupe et al. v. GTECH Corp.*, filed on October 20, 2016 in Travis County (No. D1GN16005300). Plaintiffs claim damages in excess of $1 million.

We dispute the claims made in each of these cases and continue to defend against these lawsuits.

21. Shareholders' Equity

Shares Authorized and Outstanding

The Board of Directors of the Parent (the "Board") may issue ordinary shares of the Parent upon shareholder approval. At the Parent's 2022 annual general meeting, the shareholders authorized the issuance of up to 135.6 million additional ordinary shares (of which 67.8 million can be issued in connection with an offer by way of a rights issue), with a par value of $0.10 per share, for a period expiring at the end of the 2023 annual general meeting, or, if sooner, on August 9, 2023, unless previously revoked, varied, or renewed.

Ordinary shares issued and outstanding were as follows:

	December 31,	
	2022	2021
Ordinary shares outstanding at beginning of year	203,688,118	204,856,564
Ordinary shares issued under restricted stock plans	702,273	331,554
Ordinary shares issued upon exercise of stock options	61,714	—
Repurchases of ordinary shares	(5,373,196)	(1,500,000)
Ordinary shares outstanding at end of year	199,078,909	203,688,118
Ordinary shares issued at end of year	205,952,105	205,188,118

Share Repurchase Program

On November 15, 2021, the Board authorized a share repurchase program (the "Program") pursuant to which we may repurchase up to $300 million of the Parent's outstanding ordinary shares during a period of four years commencing on November 18, 2021. At the Parent's 2022 annual general meeting, the Parent's shareholders granted authority to repurchase, subject to a maximum repurchase price, up to 20,338,793 of the Parent's ordinary shares. This authority remains valid until November 9, 2023, unless previously revoked, varied, or renewed at the Parent's 2023 annual general meeting.

The Parent repurchases ordinary shares under the Program at the market price on the trade date and the Parent cancels repurchased ordinary shares or holds them in treasury. If the Parent holds repurchased ordinary shares in treasury, all amounts paid to repurchase such shares are recognized as shares held in treasury and presented as a deduction from equity attributable to the owners until they are reissued or retired. Under the Program, the Parent repurchased 5.4 million ordinary shares for $114 million during 2022 and holds in treasury 6.9 million ordinary shares at a cost of $155 million.

Dividends

We declared a $0.20 cash dividend per share in all four quarters of 2022 and during the fourth quarter of 2021.

The TLF Agreement and the RCF Agreement limit the aggregate amount that the Parent can pay with respect to dividends and repurchases of ordinary shares in each year based on ratings by Moody's and S&P. The TLF Agreement and the RCF Agreement prohibited dividends and repurchases of ordinary shares during the period commencing on April 1, 2020 and expiring on June 30, 2021.

For the years ended December 31, 2022 and 2021, cash dividends declared were paid by our Parent and were in accordance with legal and compliance regulations.

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Financial Statements

Other Reserves

The following table details the changes in other reserves:

		Unrealized Gain (Loss) on:		Other Reserves		
($ in millions)	Foreign Currency Translation	Hedges	Other	Total	Attributable to non-controlling interests	Attributable to IGT PLC
Balance at December 31, 2020	308	(9)	4	303	(24)	280
Change during period	25	3	(1)	27	51	78
Reclassified to operations [(1)]	19	1	—	20	1	21
Tax effect	—	(1)	—	—	—	—
Other comprehensive income (loss)	45	3	(1)	47	52	99
Balance at December 31, 2021	353	(6)	3	350	28	379
Change during period	62	2	1	64	26	90
Reclassified to operations [(1)]	36	(3)	—	34	—	34
Other comprehensive income (loss)	97	(1)	1	98	26	123
Balance at December 31, 2022	451	(7)	4	448	54	502

(1) Foreign currency translation of approximately $19 million was reclassified into gain on sale of discontinued operations, net of tax on the consolidated statement of operations for the year ended December 31, 2021. Other foreign currency translation adjustments were reclassified into other non-operating expense, net on the consolidated statement of operations for subsidiaries sold for the year ended December 31, 2022 and foreign exchange loss (gain), net for subsidiaries liquidated for the year ended December 31, 2022. Unrealized gain (loss) on hedges were reclassified into service revenue on the consolidated statement of operations for the years ended December 31, 2022 and 2021.

22. Non-Controlling Interests

At December 31, 2022, our percentage of ownership in material subsidiaries with non-controlling interests ("NCIs") were as follows:

Name of subsidiary	% Ownership held by the Company
Lottoitalia S.r.l. (""Lottoitalia") [(1)]	61.50 %
Lotterie Nazionali S.r.l. ("LN")	64.00 %
Northstar New Jersey Lottery Group, LLC ("Northstar NJ") [(2)]	76.64 %

(1) IGT Lottery S.p.A. owns 61.5% of Lottoitalia. IGH, Arianna 2001, and Novomatic Italia own 32.5%, 4.0%, and 2.0%, respectively. As discussed in Note 17, IGH's non-controlling interest is classified as a financial liability within our consolidated financial statements.
(2) Northstar New Jersey Holding Company LLC, of which we are a 71.12% shareholder, holds the 76.64% ownership in Northstar NJ.

Lottoitalia holds a license to operate the Lotto game in Italy through November 2025. LN holds a license to operate the Scratch & Win instant lottery game in Italy through September 2028. Northstar NJ manages a wide range of the lottery's day-to-day operations in the State of New Jersey, as well as provides marketing and sales services under a license valid through June 2029.

We are the principal operating partner fulfilling the requirements under the licenses held by the NCIs. As such, we have the power to direct the activities that significantly affect the NCIs' economic performance, along with the right to receive benefits or the obligation to absorb losses that could potentially be significant to the NCIs. As a result, we concluded we have control over the NCIs and they have been consolidated. Accordingly, the balance sheet and operating activity of the NCIs are included in our consolidated financial statements and we adjust the net income (loss) in our consolidated statement of operations to exclude the NCIs' proportionate share of results. We present the proportionate share of NCIs as equity in the consolidated balance sheet.

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Financial Statements

Activity with NCIs, was as follows:

($ in millions)	LN	Northstar NJ	All Other[(1)]	Total
Balance at December 31, 2020	406	(1)	121	527
Net income	73	11	16	100
Other comprehensive loss	(28)	—	(24)	(52)
Total comprehensive income (loss)	46	11	(9)	48
Capital increase	—	—	13	13
Divestiture of non-controlling interest	—	—	(18)	(18)
Dividends paid	(19)	—	(13)	(33)
Return of capital	(52)	—	(12)	(64)
Other	—	—	3	3
Balance at December 31, 2021	380	11	86	476
Net income	55	4	14	72
Other comprehensive loss	(16)	—	(10)	(26)
Total comprehensive income	40	4	3	47
Capital increase	—	—	3	3
Dividends paid	(67)	(12)	(18)	(97)
Return of capital	(38)	—	(6)	(44)
Balance at December 31, 2022	314	2	68	385

(1) includes the 6% non-IGH non-controlling interest in Lottoitalia

Summarized financial information for our material subsidiaries with NCIs is as follows:

Summarized Balance Sheets	LN		Northstar NJ	
	December 31,		December 31,	
($ in millions)	2022	2021	2022	2021
Current assets	647	759	69	73
Non-current assets	556	691	59	69
Total assets	1,203	1,450	129	142
Current liabilities	450	511	50	54
Non-current liabilities	—	—	2	2
Total liabilities	450	511	52	56
Shareholders' equity	754	939	77	86
Total liabilities and shareholders' equity	1,203	1,450	129	142

Summarized Income Statements	LN		Northstar NJ	
	For the year ended December 31,		For the year ended December 31,	
($ in millions)	2022	2021	2022	2021
Total revenue	445	522	131	145
Total operating expenses	(222)	(264)	(124)	(121)
Operating income	223	258	8	24
Total non-operating expenses	—	—	—	—
Income before benefit from income taxes	223	258	8	24
Benefit from income taxes	(65)	(54)	—	—
Net income	158	204	8	24

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Financial Statements

Summarized Cash Flow Statements	LN		Northstar NJ	
	For the year ended December 31,		For the year ended December 31,	
($ in millions)	2022	2021	2022	2021
Net cash flows provided by operating activities	293	254	5	21
Net cash flows used in investing activities	(4)	(2)	—	—
Net cash flows (used in) provided by financing activities	(207)	(289)	(17)	4

23. Segment Information

We report our financial performance based on three business segments: Global Lottery, Global Gaming, and PlayDigital, and analyze revenue by segment as well as operating income as the measure of segment profitability.

Through our three business segments, we operate and provide an integrated portfolio of innovative gaming technology products and services including online and instant lottery systems, iLottery, instant ticket printing, lottery management services, gaming systems, electronic gaming machines, iGaming, and sports betting.

The Global Lottery segment has full responsibility for the worldwide traditional lottery and iLottery business, including sales, operations, product development, technology, and support. The Global Gaming segment has full responsibility for the worldwide land-based gaming business, including sales, product management, studios, global manufacturing, operations, and technology. The PlayDigital segment has full responsibility for the worldwide iGaming and sports betting business, including sales, operations, studios, technology, and support.

Our three business segments are supported by central corporate support functions, including finance, people and transformation, legal, marketing and communications, corporate public affairs, and strategy and corporate development. Certain support costs that are identifiable and that benefit our business segments are allocated to them. Each allocation is measured differently based on the specific facts and circumstances of the costs being allocated. Corporate support function expenses that are not allocated to the business segments, which are principally composed of selling, general and administrative expenses, are reported as Corporate and Other expenses, along with goodwill impairment and the depreciation and amortization of acquired tangible and intangible assets in connection with acquired companies. Segment assets are not reported to, or used by, the chief operating decision maker to allocate resources to, or assess performance of, the segments and therefore, total segment assets have not been disclosed.

Global Lottery

Our Global Lottery segment provides lottery products and services primarily to governmental organizations through operating contracts, FMCs, LMAs, and product sales contracts.

As part of our lottery product and services, we provide instant and draw-based lottery products, point-of-sale machines, central processing systems, software, commercial services, instant ticket printing services, and other related equipment and support services.

We categorize revenue from operating contracts, FMCs, and LMAs as “Operating and facilities management contracts” and revenue from commercial services, software hosting, software maintenance, and other services not included within operating contracts, FMCs, or LMAs as service revenue from “Systems, software, and other”. Revenue included within “Operating and facilities management contracts” include all services required by the contract, including iLottery and instant ticket printing.

We categorize sales or sales-type leases of lottery terminals, lottery systems, fixed-fee software licenses, and instant tickets not part of “Operating and facilities management contracts” as product sales from “Lottery products”.

Global Gaming

Our Global Gaming segment provides gaming products and services including software and game content, casino gaming management systems, video lottery terminals (“VLTs”), VLT central systems, and other related equipment and support services to commercial and tribal casino operators.

We categorize revenue from Wide Area Progressive services, and operating leases for VLTs and other gaming machines as service revenue from “Gaming terminal services”. We categorize sales or usage-based royalties promised in exchange for software intellectual property licenses, and systems as service revenue from “Systems, software, and other”.

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Financial Statements

Revenue from the sale or sales-type lease of gaming machines, systems, component parts, and other miscellaneous equipment and services are categorized as product sales from "Gaming terminals" and revenue from systems, fixed-fee software licenses, casino gaming management systems, game content, and spare parts as product sales from "Other".

PlayDigital

Our PlayDigital segment provides iGaming systems and digital platforms offering customers a remote game server solution, which is a fast gateway to extensive casino content, and digital gaming services that enhance player experiences and create marketing opportunities around either our games or third-party games via our aggregation capabilities. The segment also provides sports betting technology and services to commercial and tribal operators and lotteries in regulated markets, primarily in the U.S. We categorize revenue from iGaming and sports betting as service revenue from "PlayDigital services".

Segment information is as follows:

	For the year ended December 31, 2022					
($ in millions)	Global Lottery	Global Gaming	PlayDigital	Business Segment Total	Corporate and Other	Total IGT PLC
Service revenue	2,434	714	209	3,357	—	3,357
Product sales	157	709	1	866	—	866
Total revenue	2,590	1,423	209	4,223	—	4,223
Operating income (loss)	911	243	50	1,204	(266)	938
Depreciation and amortization	214	127	20	361	176	537
Expenditures for long-lived assets	(141)	(140)	(6)	(287)	(6)	(293)

	For the year ended December 31, 2021					
($ in millions)	Global Lottery	Global Gaming	PlayDigital	Business Segment Total	Corporate and Other	Total IGT PLC
Service revenue	2,684	628	163	3,475	—	3,475
Product sales	123	482	1	606	—	606
Total revenue	2,806	1,110	165	4,081	—	4,081
Operating income (loss)	1,085	44	33	1,162	(244)	918
Depreciation and amortization	250	137	17	404	175	579
Expenditures for long-lived assets	(123)	(67)	(13)	(203)	(6)	(208)

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Geographical Information Revenue from external customers, which is based on the geographical location of our customers, is as follows: For the year ended December 31, ($ in millions) 2022 2021 United States 2,355 2,123 Italy 1,060 1,303 United Kingdom 67 72 Rest of Europe 253 215 All other 488 368 Total 4,223 4,081 Revenue from one customer in the Global Lottery segment represented approximately 18% and 23% of consolidated revenue in 2022 and 2021, respectively. Long-lived assets, which are comprised of Systems & Equipment and PPE, are based on the geographical location of the assets as follows: December 31, ($ in millions) 2022 2021 United States 771 761 Italy 79 125 United Kingdom 6 9 Rest of Europe 92 93 All other 63 63 Total 1,012 1,051 24. Stock-Based Compensation Incentive Awards Stock-based incentive awards are provided to directors and employees under the terms of our 2015 and 2021 Equity Incentive Plans (collectively, the “Plan”) as administered by the Board. Awards available under the Plan principally include stock options, performance share units, restricted share units or any combination thereof. The maximum number of new shares that may be granted under the Plan is 20.5 million shares. To the extent any award is forfeited, expires, lapses, or is settled for cash, the award is available for reissue under the Plan. We utilize authorized and unissued shares to satisfy all shares issued under the Plan. Stock Options Stock options are awards that allow the employee to purchase shares of our stock at a fixed price. Stock options are granted under the Plan at an exercise price not less than the fair market value of a share on the date of grant. In 2021, stock options were granted solely to our former Chief Executive Officer, which will vest in 2024 subject to certain performance and other criteria, and have a contractual term of approximately seven years. No stock options were granted in 2022. Stock Awards Stock awards are principally made in the form of performance share units (“PSUs”) and restricted share units (“RSUs”). PSUs are stock awards where the number of shares ultimately received by the employee depends on the Company’s performance against specified targets, which may include Adjusted EBITDA, Adjusted Free Cash Flow, Total Shareholder Return (“TSR”) relative to the Russell Mid Cap Market Index, or share price. PSUs typically vest 50% over an approximate three-year period and 50% over an approximate four-year period (i.e. four years to vest both tranches). In 2021, a second round of PSUs was granted in lieu of there being no 2020 PSUs that vest 50% over an approximate two-year period and 50% over an approximate three-year period. Dividend equivalents are not paid under the Plan. The fair value of each PSU is determined on the grant date or modification date, based on the Company’s stock price, adjusted for the exclusion of dividend equivalents, and assumes that performance targets will be achieved. Over the performance period, the number Financial Statements Annual Report and Accounts 2022 Page | 150

of shares of stock that will be issued is adjusted based upon the probability of achievement of performance targets. The ultimate number of shares issued and the related compensation cost recognized as expense is based on a comparison of the final performance metrics to the specified targets, if applicable. RSUs are stock awards granted that entitle the holder to shares of common stock as the award vests, typically over a one- year period, and have a contractual term of 10 years. Dividend equivalents are not paid under the Plan. Stock Option Activity A summary of our stock option activity and related information is as follows: Weighted-Average Stock Options Exercise Price Per Share ($) Remaining Contractual Term (in years) Aggregate Intrinsic Value ($ in millions) Outstanding at January 1, 2022 422,500 17.51 Granted — — Forfeited — — Exercised (250,000) 15.53 Outstanding at December 31, 2022 172,500 20.37 5.36 At December 31, 2022: Vested and expected to vest 172,500 20.37 5.36 — Exercisable — — — — The total intrinsic value of stock options exercised was $3 million in 2022. There were no cash proceeds from stock options exercised in 2022 due to net share settlement. No stock options were exercised in 2021. Fair Value of Stock Options Granted We estimate the fair value of stock options at the date of grant using a valuation model that incorporates key inputs and assumptions as detailed in the table below. The weighted-average grant date fair value of stock options granted during 2021 was $9.82 per share. 2021 Valuation model Monte Carlo Exercise price ($) 20.37 Expected option term (in years) 2.00 Expected volatility of the Company’s stock (%) 60.00 Risk-free interest rate (%) 0.80 Dividend yield (%) — The expected volatility assumes the historical volatility is indicative of future trends, which may not be the actual outcome. The expected option term is based on historical data and is not necessarily indicative of exercise patterns that may occur. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by employees who receive equity awards, and subsequent events are not indicative of the reasonableness of our original estimates of fair value. Financial Statements Annual Report and Accounts 2022 Page | 151

Financial Statements

Stock Award Activity

A summary of our stock award activity and related information is as follows:

	PSUs	Weighted-Average Grant Date Fair Value ($)	RSUs	Weighted-Average Grant Date Fair Value ($)
Nonvested at January 1, 2022	5,300,825	21.50	1,059,472	10.05
Granted	1,714,667	25.37	95,357	20.46
Vested	—	—	(1,034,846)	10.16
Forfeited	(1,734,548)	12.08	(29,302)	9.08
Nonvested at December 31, 2022	5,280,944	25.85	90,681	20.07

	PSUs	RSUs
At December 31, 2022:		
Unrecognized cost for nonvested awards ($ in millions)	64	—
Weighted-average future recognition period (in years)	2.27	0.35

The total vest-date fair value of PSUs vested was $3 million in 2021. No PSUs vested in 2022. The total vest-date fair value of RSUs vested was $23 million and $33 million for 2022 and 2021, respectively.

Fair Value of Stock Awards Granted

We estimated the fair value of PSUs at the date of grant using a Monte Carlo simulation valuation model, as the awards include a market condition. The market condition is based on the Company's TSR relative to the Russell Midcap Market Index.

During 2022 and 2021, we estimated the fair value of RSUs at the date of grant based on our stock price. Details of the grants are as follows:

	2022	2021
PSUs granted during the year	1,714,667	3,740,075
Weighted-average grant date fair value ($)	25.37	26.10
RSUs granted during the year	95,357	79,844
Weighted-average grant date fair value ($)	20.46	22.29

Stock-Based Compensation Expense

Total compensation cost for our stock-based compensation plans is recorded based on the employees' respective functions as detailed below.

	For the year ended December 31,	
($ in millions)	**2022**	**2021**
Cost of services	2	2
Selling, general and administrative	37	30
Research and development	2	3
Stock-based compensation expense before income taxes	41	35
Income tax benefit	10	8
Total stock-based compensation, net of tax	31	27

PlayDigital Synthetic Equity Award Program

In 2021, we established a synthetic equity award program (the "PlayDigital Equity Award Program") designed to align the incentives of certain employees of our PlayDigital segment with the growth in the valuation of such business. The amount

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Financial Statements

of compensation paid to an employee will depend on the valuation of the PlayDigital segment on each applicable vesting date and requires the employee's continued service through each vesting date.

Awards under the PlayDigital Equity Award Program vest in three tranches, with certain specified percentages (the "Tranche Percentages") of the award scheduled to vest three, four, and five years after the grant date. The first vesting date is subject to acceleration in the event of a separate public listing of the PlayDigital business, while the remaining two vesting dates shall not be affected.

PlayDigital synthetic equity awards provide that on each applicable vesting date, the employee shall be entitled to an amount (payable in a combination of equity and cash) equal to a certain percentage (the "Synthetic SAR Percentage") of the appreciation, if any, in the valuation of the PlayDigital business at each vesting date over the contractually agreed initial valuation. Additionally, the employee shall be entitled to an amount (payable in a combination of equity and cash) equal to a certain percentage (the "Synthetic RSU Percentage") of the valuation of the PlayDigital business as of each vesting date.

At December 31, 2022, $6 million of estimated unrecognized compensation expense attributable to PlayDigital synthetic equity awards will be recognized as compensation expense over a weighted average period of 3.3 years.

25. Earnings Per Share

The following table presents the computation of basic and diluted income (loss) per share of common stock:

	For the year ended December 31,	
($ in millions and shares in thousands, except per share amounts)	**2022**	**2021**
Numerator:		
Net income (loss) from continuing operations attributable to IGT PLC	278	73
Net income from discontinued operations attributable to IGT PLC	—	417
Net income (loss) attributable to IGT PLC	278	490
Denominator:		
Weighted-average shares - basic	201,825	204,954
Incremental shares under stock based compensation plans	1,589	1,846
Weighted-average shares - diluted	203,414	206,800
Net income (loss) from continuing operations attributable to IGT PLC per common share - basic	1.38	0.36
Net income (loss) from continuing operations attributable to IGT PLC per common share - diluted	1.37	0.35
Net income from discontinued operations attributable to IGT PLC per common share - basic	—	2.03
Net income from discontinued operations attributable to IGT PLC per common share - diluted	—	2.01
Net income (loss) attributable to IGT PLC per common share - basic	1.38	2.39
Net income (loss) attributable to IGT PLC per common share - diluted	1.37	2.37

Certain stock options to purchase common shares were outstanding, but were excluded from the computation of diluted earnings per share, because the exercise price of the options was greater than the average market price of the common shares for the full year, and therefore, the effect would have been antidilutive.

During years when we are in a net loss position, certain outstanding stock options and unvested restricted stock awards are excluded from the computation of diluted earnings per share because including them would have had an antidilutive effect.

For the year ended December 31, 2022, there were nominal stock options and unvested restricted stock awards shares excluded from the computation of diluted earnings per share because including them would have had an antidilutive effect. No shares were antidilutive for the year ended December 31, 2021.

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Financial Statements

26. Related Party Transactions

We engage in business transactions with certain related parties which include (i) De Agostini or entities directly or indirectly controlled by De Agostini, (ii) other entities and individuals capable of exercising control, joint control, or significant influence over us, and (iii) our unconsolidated subsidiaries or joint ventures. Members of the Board, executives with authority for planning, directing, and controlling the activities of the Company and such Directors' and executives' close family members are also considered related parties. We may make investments in such entities, enter into transactions with such entities, or both.

De Agostini Group

Amounts receivable from De Agostini and subsidiaries of De Agostini (collectively, the "De Agostini Group") are non-interest bearing. Transactions with the De Agostini Group include payments for support services provided and office space rented pursuant to a lease entered into prior to the formation of the Company. In addition, certain of our Italian subsidiaries had a corporate income tax unit agreement, and in some cases, a Group value-added tax agreement, with De Agostini pursuant to which De Agostini consolidates certain Italian subsidiaries of De Agostini for the collection and payment of taxes to the Italian tax authority.

Related party amounts due to or from the De Agostini Group are as follows:

	December 31,	
($ in millions)	**2022**	**2021**
Trade receivables	2	—
Tax-related receivables	—	4
Trade payables	1	1
Tax-related payables	3	3

PlayDigital Synthetic Equity Award Program

On March 9, 2022, Enrico Drago, Chief Executive Officer, PlayDigital, an immediate family member of Marco Drago, a member of the Parent's board of directors, was granted a synthetic equity award pursuant to the PlayDigital Equity Award Program with Tranche Percentages of 35%, 25%, and 40%, a Synthetic SAR Percentage of 1.275%, and a Synthetic RSU Percentage of 0.225%. At December 31, 2022, $4 million of estimated unrecognized compensation expense attributable to the synthetic equity award granted to Mr. Drago will be recognized as compensation expense over a weighted average period of 3.5 years.

Unconsolidated Subsidiaries, Partnerships and Joint Ventures

From time to time, we make strategic investments in publicly traded and privately held companies that develop software, hardware, and other technologies or provide services supporting its technologies. We may also purchase from or make sales to these organizations.

Ringmaster S.r.l.

We have a 50% interest in Ringmaster S.r.l. ("Ringmaster"), an Italian joint venture, that is accounted for using the equity method of accounting. Ringmaster provides software development services for our interactive gaming business pursuant to an agreement dated December 7, 2011. Our investment in Ringmaster was $1 million at December 31, 2022 and 2021.

We incurred $9 million and $6 million in expenses to Ringmaster for the years ended December 31, 2022 and 2021, respectively.

Connect Ventures One LP and Connect Ventures Two LP

We hold investments in two venture capital funds, Connect Ventures One LP and Connect Ventures Two LP (the "Connect Ventures"), that are accounted for as equity method investments. De Agostini also holds investments in the Connect Ventures, and Nicola Drago, the son of director Marco Drago, holds a 10% ownership interest in, and is a non-executive member of, Connect Ventures LLP, the fund that manages the Connect Ventures.

Our investment in Connect Ventures One LP was $3 million at December 31, 2022 and 2021. Our investment in Connect Ventures Two LP was $5 million and $6 million at December 31, 2022 and 2021, respectively.

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Key Management Personnel - Officer Compensation Key management personnel are those persons with authority and responsibility for planning, directing, and controlling the activities of the Company. In both 2022 and 2021, key management personnel was composed of 13 executive officers, including our Executive Chairman, Chief Executive Officer, and Chief Financial Officer in 2022 and our Chief Executive Officer and Chief Financial Officer in 2021. The following table sets forth the compensation received or earned, calculated in accordance with the CA 2006 and relevant regulations, as applicable, for key management personnel for the years ended December 31, 2022 and 2021: For the year ended December 31, ($ in millions) 2022 2021 Short-term employee benefits 28 25 Stock-based compensation 22 11 Post-employment benefits 3 3 52 38 27. Employee Information Employee Benefit Expense For the year ended December 31, ($ in millions) 2022 2021 Wages and salaries 744 730 Social security and other benefits 199 185 Incentive compensation 126 137 Stock-based compensation 41 35 Post-employment benefits 13 13 1,123 1,100 Average Number of Employees by Segment For the year ended December 31, 2022 2021 Global Lottery 4,331 4,376 Global Gaming 4,324 4,481 PlayDigital 561 406 Corporate and Other 1,444 1,395 10,660 10,658 28. Auditors' Remuneration PricewaterhouseCoopers LLP ("PwC U.K.") has been serving as our independent auditor since 2015. Aggregate fees for professional services and other services rendered by PwC U.K. and its foreign entities belonging to the PwC network in 2022 and 2021 were as follows: For the year ended December 31, ($ in millions) 2022 2021 Audit services - Parent company and consolidated financial statements 9 9 Audit services - Subsidiaries' financial statements 1 1 Tax services 1 1 All other services 1 — 12 11 Financial Statements Annual Report and Accounts 2022 Page | 155

Financial Statements

29. The Parent's Directly and Indirectly Owned Subsidiaries

The Parent had the following subsidiaries for the year ended December 31, 2022:

Name of entity	Address of registered office	Ownership %	Shareholder
Acres Gaming Incorporated	6355 South Buffalo Drive, Las Vegas, Nevada 89113, United States	100	International Game Technology
Anguilla Lottery and Gaming Company Limited	AXA Offshore Management Limited The Law Building PO Box 687, The Valley, Anguilla, British West Indies	100	Leeward Islands Lottery Holding Company, Inc.
Antigua Lottery Company Limited	Simon, Rogers Murdoch, Chancellor Chambers, Island House, Newgate Street, St. John's, Antigua	100	Leeward Islands Lottery Holding Company, Inc.
Atronic Australien GmbH	Weseler Strab 253, Münster, Germany 48151	100	International Game Technology PLC
Beijing GTECH Computer Technology Company Limited	11F, Viva Plaza, No. 29 Suzhou Street, Haidian District, Beijing 100080, China	100	IGT Foreign Holdings Corporation
BringIt, Inc.	Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States	100	IGT
Caribbean Lottery Services, Inc.	c/o Moore Dodson & Russell P.C., 14A Norte Gade, Charlotte Amalie, St. Thomas USVI 00802	100	Leeward Islands Lottery Holding Company, Inc.
CLS-GTECH Company Limited	PO Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands	50	IGT Global Services Limited
CLS-GTECH Technology (Beijing) Co., Ltd.	2/F Block A, Raycom Info Tech Park, 2 Kexueyuan South Road, Zhong Guan Cun, Haidian District, Beijing, 100190 China	100	CLS-GTECH Company Limited
Consorzio Lotterie Nazionali	Via Buonconvento, 6 Roma, Italy	63	IGT Lottery S.p.A.
Cyberview International, Inc.	Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States	100	IGT
Data Transfer System Inc.	Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States	100	IGT Global Solutions Corporation
DoubleDown Interactive B.V.	Galwin 2, 1046 AW Amsterdam, Netherlands	100	IGT Interactive C.V.
Dreamport do Brasil Ltda.	Rua Barao do Triunfo, 88 room 1210, Brooklin Paulista, 04602-000, Sao Paulo, Brazil	100	Dreamport, Inc. (>99.99%); IGT Foreign Holdings Corporation (<0.01%)
Dreamport Suffolk Corporation	Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States	100	IGT Global Solutions Corporation
Dreamport, Inc.	Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States	100	IGT Global Solutions Corporation
Estrela Instantânea Loteria Spe S.A	City of Barueri, State of São Paulo, at Calçada das Margaridas, No. 163, Room 02, Centro Comercial, Zip Code 06453-038 in Brazil	50	IGT Global Services Limited
Europrint Holdings Limited	1st Floor, Building 3 Croxley Green Business Park, Hatters Lane, Watford, Hertfordshire, England WD18 8YG	100	IGT Global Solutions Corporation

Annual Report and Accounts 2022 Page | 156

Financial Statements

Name of entity	Address of registered office	Ownership %	Shareholder
GTECH (Gibraltar) Holdings Limited f/k/a St. Enodoc Holdings Limited	23 Portland House, Glacis Road, GX11 1AA, Gibraltar	100	IGT Global Services Limited
GTECH Asia Corporation	Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States	100	IGT Global Solutions Corporation
GTECH Brasil Ltda.	Rua Barao do Triunfo, 88 room 1211, Brooklin Paulista, 04602-000, Sao Paulo, Brazil	100	IGT Global Solutions Corporation (>99.99%); IGT Foreign Holdings Corporation (<0.01%)
GTECH German Holdings Corporation GmbH	Weseler Straß 253, Mûnster,48151, Germany	100	International Game Technology PLC
GTECH Management P.I. Corporation	Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States	100	IGT Global Solutions Corporation
GTECH Mexico S.A. de C.V.	Av. Constituyentes 635, Colonia 16 de Septiembre,Mexico City, 11810, Mexico	100	IGT Global Solutions Corporation (99.700258% - 100% of Class II); IGT Foreign Holdings Corporation (0.299736% - 99.998% of Common); IGT Latin America Corporation (0.000006% - .002% of Common)
GTECH Southern Africa (Pty) Ltd.	Ground Floor, Orbach Place, 261 Oxford Road, Illovo 2196, South Africa	100	IGT Global Solutions Corporation
GTECH Ukraine	2/6 Novozabarska Street, # 209, Kyiv, Ukraine, 04074	100	GTECH Asia Corporation (99%); GTECH Management P.I. Corporation (1%)
GTECH WaterPlace Park Company, LLC	Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States	100	IGT Global Solutions Corporation
Hydragraphix LLC	Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States	100	IGT Global Solutions Corporation
Hudson Alley Software, Inc.	28 Liberty Street, New York, NY 10005	100	IGT Global Solutions Corporation
I.G.T. - Argentina S.A.	Hipolito Alferez Bouchard 4191, Optima Park Tower, 5to piso - Munro, Argentina	100	International Game Technology (96.67%); International Game Technology S.R.L. (3.33%)
I.G.T. (Australia) Pty Limited	Level 5, 11 Talavera Road, Macquarie Park, NSW 2113 Australia	100	International Game Technology
IGT	701 South Carson Street, Suite 200, Carson City, Nevada 89701, United States	100	International Game Technology
IGT (Alderney 1) Limited	Inchalla, Le Val, GY93UL, Alderney, Bristish Channel Islands	100	IGT (Alderney) Limited
IGT (Alderney 2) Limited	Inchalla, Le Val, GY93UL, Alderney, Bristish Channel Islands	100	IGT (Alderney) Limited
IGT (Alderney 4) Limited	Inchalla, Le Val, GY93UL, Alderney, Bristish Channel Islands	100	IGT (Alderney) Limited
IGT (Alderney 5) Limited	Inchalla, Le Val, GY93UL, Alderney, Bristish Channel Islands	100	IGT (Alderney) Limited
IGT (Alderney 7) Limited	Inchalla, Le Val, GY93UL, Alderney, Bristish Channel Islands	100	IGT (Alderney) Limited
IGT (Alderney) Limited	Inchalla, Le Val, GY93UL, Alderney, Bristish Channel Islands	100	IGT Interactive C.V.
IGT (Gibraltar) Limited	57 - 63 Line Wall Road, Gibraltar	100	IGT Interactive C.V.

Annual Report and Accounts 2022 Page | 157

Financial Statements

Name of entity	Address of registered office	Ownership %	Shareholder
IGT (Gibraltar) Solutions Limited f/k/a GTECH (Gibraltar) Limited	23 Portland House, Glacis Road, GX11 1AA, Gibraltar	100	GTECH (Gibraltar) Holdings Limited
IGT (UK1) Limited	Quay West Trafford Wharf Road, Trafford Park, Manchester, M17 1HH, United Kingdom	100	IGT Interactive, Inc.
IGT (UK2) Limited	Quay West Trafford Wharf Road, Trafford Park, Manchester, M17 1HH, United Kingdom	100	IGT – UK Group Limited
IGT (UK 3) Limited	3rd Floor, 10 Finsbury Square, London, England EC2A 1AF.	100	International Game Technology PLC
IGT Asia - Macau, S.A.	Avenida Comercial de Macau, nos. 251A-301, AIA Tower, 21/F, Room 2101, Macau, China	100	International Game Technology (99.92%); IGT (0.04%); IGT International Holdings 1 LLC (0.04%)
IGT ASIA PTE. LTD.	1 Changi North St 1, 02-01 and 02-03, 498789, Singapore	100	International Game Technology
IGT Asiatic Development Limited	Jayla Place, Wickhams Cay I, Road Town, Tortola, British Virgin Islands	100	International Game Technology
IGT Australasia Corporation f/k/a GTECH Australasia Corporation	Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States	100	IGT Global Solutions Corporation
IGT Austria GmbH f/k/a GTECH Austria GmbH	Seering 13-14, 8141 Unterpremstatten, Austria	100	IGT Germany Gaming GmbH
IGT Canada D&B ULC	600 - 1741 Lower Water Street, Halifax, Nova Scotia, Canada B3J 0J2	100	International Game Technology PLC
IGT Canada Solutions ULC f/k/a GTECH Canada ULC	600 - 1741 Lower Water Street, Halifax, Nova Scotia, Canada B3J 0J2	100	International Game Technology PLC
IGT Colombia Ltda. f/k/a GTECH Colombia Ltda.	Carrera 45, #108A-50, Piso 5, Bogata, Colombia	99.99	IGT Global Services Limited (99.998%); IGT Comunicaciones Colombia Ltda. (0.001%); Claudia Mendoza (0.001%)
IGT Colombia Solutions S.A.S.	Carrera 45, #108A-50, Piso 5, Bogata, Colombia	100	International Game Technology PLC
IGT Commercial Services, S de R L CV	Avenida Constituyentes 635, 16 de Septiembre, Mexico City, 11810, Mexico	100	IGT Global Solutions Corporation (99.9%); IGT Foreign Holdings Corporation (0.1%)
IGT Comunicaciones Colombia Ltda. f/k/a GTECH Comunicaciones Colombia Ltda.	Carrera 45, #108A-50, Piso 5, Bogata, Colombia	99.99	IGT Foreign Holdings Corporation (>99.99%); Claudia Mendoza (<0.01%) (Nominee share)
IGT Czech Republic LLC f/k/a GTECH Czech Republic LLC	Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States	37	IGT Global Solutions Corporation
IGT D&B d.o.o. Beograd	Bulevar Mihajla Pupina 6, Belgrade, Serbia 11000	100	IGT Global Services Limited
IGT D&B Holdings Limited	3rd Floor, 10 Finsbury Square, London, England EC2A 1AF	100	International Game Technology PLC
IGS D&B ISB Holdings Limited	3rd Floor, 10 Finsbury Square, London, England EC2A 1AF	100	IGT D&B Holdings Limited
IGT Denmark Corporation f/k/a GTECH Northern Europe Corporation	Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States	100	IGT Global Solutions Corporation
IGT do Brasil Ltda.	Avenida das Nacoes Unidas, 14171, 15° Andar, City of Sao Paulo, Brazil	100	IGT International Treasury B.V. (99.99%); IGT International Treasury Holding LLC (0.01%)

Annual Report and Accounts 2022 Page | 158

Financial Statements

Name of entity	Address of registered office	Ownership %	Shareholder
IGT Dutch Interactive LLC	Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States	100	IGT Interactive Holdings 2 C.V.
IGT EMEA B.V.	Galwin 2, 1046 AW Amsterdam, Netherlands	100	IGT-Europe B.V.
IGT EMEA Gaming Korlátolt Felelősségű Társaság	Váci út 1-3. A. ép. 6. em., 1062 Budapest, Hungary	100	IGT Europe Gaming B.V.
IGT Europe Gaming B.V. (f/k/a IGT-Europe B.V.)	Galwin 2, 1046 AW Amsterdam, Netherlands	100	International Game Technology
IGT Empowerment Trust	2 Brands Hatch Close, Corner Indianapolis St, Kyalami Business Park, Midrand 1685, South Africa	100	IGT International Treasury B.V. (74.9%); International Game Technology Africa (Pty) Ltd. (25.1%)
IGT Far East Pte Ltd f/k/a GTECH Far East Pte Ltd	8 Marina Boulevard, #05-02, Marina Bay Financial Centre, 018981, Singapore	100	IGT Global Services Limited
IGT Foreign Holdings Corporation f/k/a GTECH Foreign Holdings Corporation	Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States	100	IGT Global Solutions Corporation
IGT France SARL f/k/a GTECH France SARL	19, Boulevard Malesherbes, 75008 Paris, France	100	IGT Foreign Holdings Corporation
IGT Games SAS f/k/a GTECH SAS	Carrera 45, #108A-50, Piso 5, Bogata, Colombia	100	IGT Global Services Limited (80%); IGT Comunicaciones Colombia Ltda. (10%); IGT Foreign Holdings Corporation (10%)
IGT Games and Participations S.r.l. (f/k/a Lottomatica Giochi e Partecipazioni S.r.l.)	Viale del Campo Boario, 56/d Roma, Italy	100	International Game Technology PLC
IGT Georgia Gaming LLC	71 Vazha Pshavela Ave., Office 5, Tbilisi, Georgia	100	IGT Europe Gaming B.V.
IGT Germany Gaming GmbH f/k/a GTECH Germany GmbH	Weseler Straß 253, Mûnster,48151, Germany	100	GTECH German Holdings Corporation GmbH
IGT Germany GmbH f/k/a GTECH GmbH	Weseler Straß 253, Mûnster,48151, Germany	100	IGT Global Services Limited
IGT Global Services Limited f/k/a GTECH Global Services Corporation Limited	Grigori Afxentiou, 27, 6021, Larnaca, Cyprus	100	IGT Global Solutions Corporation
IGT Global Solutions Corporation f/k/a GTECH Corporation	Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States	100	IGT Lottery S.p.A.
IGT Hong Kong Limited	26th Floor, No. 8 Queen's Road Central. Hong Kong, China	100	IGT Asiatic Development Limited
IGT India Private Limited f/k/a GTECH India Private Limited	3rd Floor, B Block, iLabs Centre, Plot No 18, Sy No 64(p), Madhapur, Hyderabad, Telangana, India 500081	100	IGT Global Services Limited (99.99%); IGT Far East Pte Ltd. (0.01%)
IGT Indiana, LLC f/k/a GTECH Indiana, LLC	334 North Senate Avenue, Indianapolis, IN 46204	100	IGT Global Solutions Corporation
IGT Interactive C.V.	Galwin 2, 1046 AW Amsterdam, Netherlands	100	IGT (35.8274668%); IGT Interactive Holdings 2 C.V. (32.5220680%); International Game Technology (31.6504432%); IGT Dutch Interactive LLC (0.0000220%)
IGT Interactive Holdings 2 C.V.	Galwin 2, 1046 AW, Amsterdam, Netherlands	100	IGT Interactive, Inc. (13.831555%); International Game Technology (86.168444%); IGT International Holdings 1 LLC (0.000001%)

Annual Report and Accounts 2022 Page | 159

Financial Statements

Name of entity	Address of registered office	Ownership %	Shareholder
IGT Interactive, Inc.	Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States	100	International Game Technology
IGT International Holdings 1 LLC	Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States	100	International Game Technology
IGT International Treasury B.V.	Galwin 2, 1046 AW, Amsterdam, Netherlands	100	International Game Technology
IGT International Treasury Holding LLC	Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States	100	IGT International Treasury B.V.
IGT Ireland Operations Limited f/k/a GTECH Ireland Operations Limited	Riverside One, Sir John Rogerson's Quay, Dublin 2, Ireland	100	IGT Global Services Limited
IGT Italia Gaming Machines Solutions S.r.l. f/k/a Spielo International Italy S.r.l.	Viale del Campo Boario, 56/d Roma, Italy	100	IGT Europe Gaming B.V.
IGT Juegos S.A.S.	Carrera 45, #108A-50, Piso 5, Bogata, Colombia	100	IGT Peru Solutions S.A. (60%); IGT Games S.A.S. (40%)
IGT Korea Yuhan Chaekim Hoesa a/k/a IGT Korea LLC	16th, 17th Fl, Teheran-ro 134, Gangnam-gu, Seoul, Korea	100	IGT Global Services Limited
IGT Latin America Corporation f/k/a GTECH Latin America Corporation	Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States	80	IGT Global Solutions Corporation (80%); Computers and Controls (Holdings) Limited (20%)
IGT Lottery Holdings B.V.	Galwin 2, 1046 AW Amsterdam, Netherlands	100	International Game Technology PLC
IGT Lottery S.p.A. (f/k/a Lottomatica Holding S.r.l.)	Viale del Campo Boario, 56/d Roma, Italy	100	IGT Lottery Holdings B.V.
IGT Malta Casino Holdings Limited f/k/a GTECH Malta Holdings Limited	Level 0, Suite 1007, Malta Marriott Hotel & Spa, 39 Main Street, Balluta Bay, St. Julians STJ1017, Malta	99.99	IGT Sweden Interactive AB
IGT Malta Casino Limited f/k/a GTECH Malta Casino Limited	Level 0, Suite 1007, Malta Marriott Hotel & Spa, 39 Main Street, Balluta Bay, St. Julians STJ1017, Malta	99.99	IGT Malta Casino Holdings Limited
IGT Malta Interactive Limited f/k/a GTECH Malta Poker Limited f/k/a Boss Media Malta Poker Ltd.	Level 0, Suite 1007, Malta Marriott Hotel & Spa, 39 Main Street, Balluta Bay, St. Julians STJ1017, Malta	99.99	IGT Malta Casino Holdings Limited
IGT Mexico Lottery S. de R.L. de C.V. f/k/a GTECH Servicios de México, S. de R.L. de C.V.	Av. Constituyentes 635, 16 de Septiembre, Mexico City, Mexico 11810	100	IGT Global Solutions Corporation (99.9%); IGT Foreign Holdings Corporation Holdings Corporation (0.1%)
IGT Monaco S.A.M. f/k/a GTECH Monaco S.A.M.	7, Rue Du Gabian, Le Gildo Pastor-Bloc C-8 ETG-N° 22, 98000, Monaco	96	IGT Austria GmbH (96%); Katarzyna Szorc (1%); Frederik Andreacchio (1%)
IGT Peru Solutions S.A. f/ka GTECH Peru S.A.	Av. El Derby Nro.254, Oficina 606 - Surco, Lima – Peru	100	IGT Germany Gaming GmbH (99.999971%); GTECH German Holdings Corporation GmbH (0.000029%)
IGT Poland Sp. z.o.o. f/k/a GTECH Poland Sp. z o.o.	AL. JEROZOLIMSKIE, nr 92, 00-807, Warsaw, Poland	100	IGT Global Solutions Corporation
IGT Slovakia Corporation f/k/a GTECH Slovakia Corporation	Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States	100	IGT Global Solutions Corporation

Annual Report and Accounts 2022

Page | 160

Financial Statements

Name of entity	Address of registered office	Ownership %	Shareholder
IGT SME, S. de. R.L. de C.V.	Av. Constituyentes No. 635, Col. 16 de Septiembre, Mexico City, Mexico 11810	100	IGT Global Solutions Corporation (99%); IGT Foreign Holdings Corporation (1%)
IGT SOLUTIONS CHILE SpA	Avenida El Rosal N 5.108 Santiago, Chile 8580000	100	International Game Technology PLC
IGT Spain Lottery, S.LU. f/k/a GTECH Global Lottery S.L.	Edificio Avant BCN, Selva 12, Planta 1, Modula A2, El Prat de Llobregat, Barcelona 08820, Spain	100	IGT Global Services Limited
IGT Spain Operations, S.A.	Edificio Avant, Parque de Negocios Mas Blau, Calle Selva 12, planta 1a, Modulo A2, El Prat de Llobregat, 08820, Barcelona, Spain	100	IGT Spain Lottery S.L.U.
IGT SWEDEN AB f/k/a GTECH Sweden AB	Hälsingegatan 40 12tr, 113 43 Stockholm, Sweden	100	IGT Global Services Limited
IGT Sweden Interactive AB f/k/a GTECH Sweden Interactive AB f/k/a Boss Media AB	Honnorsgatan 2, Vaxjo 35053, Sweden	100	IGT Europe Gaming B.V.
IGT Sweden Investment AB f/k/a GTECH Sweden Investment AB	Honnorsgatan 2, Vaxjo 35053, Sweden	100	IGT Sweden Interactive AB
IGT Technology Development (Beijing) Co. Ltd.	11F, Viva Plaza, No. 29 Suzhou Street, Haidian District, Beijing 100080, P.R. China	100	IGT Hong Kong Limited
IGT Turkey Teknik Hizmetler Ve Musavirlik Anonim f/k/a GTECH Avrasya Teknik Hizmetler Ve Musavirlik A.S.	Nasuh Akar Mahallesi. Turkocagi cad. 1400. sok. No: 34/2, Balgat, Ankara, Turkey	100	IGT Global Solutions Corporation
IGT U.K. Limited f/k/a GTECH U.K. Limited	1st Floor Building, 3 Croxley Green Business Park, Hatters Lane, Watford, WD18 8YG, United Kingdom	100	IGT Global Solutions Corporation
IGT UK Games Limited f/k/a GTECH UK Games Limited	1 Bridgewater Place Water Lane, Leeds, West Yorkshire LS11 5QR	100	IGT Sweden Interactive AB
IGT UK Interactive Holdings Limited f/k/a GTECH Sports Betting Solutions Limited	3rd Floor 10 Finsbury Square, London, EC2A 1AF, United Kingdom	100	International Game Technology PLC
IGT UK Interactive Limited f/k/a GTECH UK Interactive Limited	3rd Floor 10 Finsbury Square, London, EC2A 1AF, United Kingdom	100	IGT UK Interactive Holdings Limited
IGT US D&B (G) LLC	Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States	100	IGT
IGT US D&B (L) LLC	Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States	100	IGT Global Solutions Corporation
IGT US D&B Holdings LLC	Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States	100	IGT D&B Holdings Limited
IGT VIA DOMINICAN REPUBLIC, SAS f/k/a GTECH VIA DR, SAS	Avenida Estrella Sadhala, Esquina Bartolome Colon, Edificio Hache, Primer Piso, Santiago, Dominican Republic	100	IGT Global Services Limited (99.9666%); IGT Ireland Operations Limited (0.0333%)
IGT Worldwide Services Corporation f/k/a GTECH Worldwide Services Corporation	Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States	100	IGT Global Solutions Corporation

Annual Report and Accounts 2022 Page | 161

Financial Statements

Name of entity	Address of registered office	Ownership %	Shareholder
IGT-Canada Inc.	600-1134 Grande Allee O, bureau 600, Quebec (Quebec) G1S1E5, Canada	100	International Game Technology
IGT-China, Inc.	Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States	100	International Game Technology
IGT-Íslandi ehf. (IGT-Iceland plc)	Sigtuni 3800, Selfoss, Iceland	100	International Game Technology
IGT-Latvia SIA	Krisjana Valdemara Street 33-19. Riga, Latvia	100	International Game Technology
IGT-Mexicana de Juegos, S. de R.L. de C.V.	Andres Bello 45 Piso 14, Col. Polanco, Chapultepec, Deleg. Miguel Hidalgo, D.F.C.P. 11560, Mexico	100	IGT (99.99%); International Game Technology (0.01%)
IGT-UK Gaming Limited	Quay West, Trafford Wharf Road, Trafford Park, Manchester, M17 1HH, United Kingdom	100	IGT – UK Group Limited
IGT-UK Group Limited	Quay West Trafford Wharf Road, Trafford Park, Manchester, M17 1HH, United Kingdom	100	International Game Technology
IMA S.r.l.	Viale del Campo Boario, 56/d Roma, Italy	51	IGT Europe Gaming B.V.
International Game Technology	701 South Carson Strret, Suite 200, Carson City, Nevada 89701	100	International Game Technology PLC
International Game Technology (NZ) Limited	Birchwood Park, Unit 4, 483 Hutt Road, Lower Hutt, New Zeland	100	I.G.T. (Australia) Pty Limited
International Game Technology España, S.L.	Pza de Pablo Ruiz Picasso 1, Torre Picasso, 5, 28020 Madrid	100	IGT Europe Gaming B.V.
International Game Technology S.R.L.	Av. Pardo y Aliaga No. 695, Oficina 11, distrito de San Isidro, provincia y departamento de Lima	100	IGT (99.991%); IGT International Holdings 1 LLC (0.009%)
International Game Technology Services Limited	27 Grigori, 6021, Larnaca, Cyprus	100	International Game Technology PLC
International Game Technology-Africa (Pty) Ltd.	2 Brands Hatch Close, Corner Indianapolis St, Kyalami Business Park, Midrand 1685, South Africa	100	IGT International Treasury B.V. (74.9%); IGT Empowerment Trust (25.1%)
International Gaming Technology Brasil Servicos de Dados Ltda	Calcada Das Margaridas, 163, Sala 02, Barueri, Sao Paulo, 06453-038, Brazil	100	IGT Global Solutions Corporation
ISB Albion Limited	Ewropa Business Centre, Level 3-701, Dun Karm Street, Birkirkara, Malta BKR 9034	100	IGT D&B ISB Holdings Limited
ISB Czech S.r.o.	Pujmanové 1753/10a, Nusle, Prague 4, Czech Republic 140 00	100	IGT D&B ISB Holdings LImited
ISB Ena Limited	Grigori Afxentiou, 27, 6021, Larnaca, Cyprus	100	IGT D&B ISB Holdings LImited
ISB Magma Limited	Ewropa Business Centre, Level 3-701, Dun Karm Street, Birkirkara, Malta BKR 9034	100	IGT D&B ISB Holdings Limited
ISB ROM SRL	str. Mures nr. 174, Timisoara, Romania	100	IGT D&B ISB Holdings Limited
LB Participacões E Loterias Ltda.	Calcada das Margaridas No. 163 Sala 02, CV 1237 Centro Comercial de Alphaville, Barueri Sao Paulo Brazil 06453-038	100	IGT Games and Participations S.r.L.

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Financial Statements

Name of entity	Address of registered office	Ownership %	Shareholder
LB Produtos Lotéricos E Licenciamentos Ltda.	Calcada das Margaridas No. 163 Sala 02, CV 1237 Centro Comercial de Alphaville, Barueri Sao Paulo Brazil 06453-038	100	LB Participacões E Loterias Ltda.
Leeward Islands Lottery Holding Company, Inc.	C18, The Sands Complex, Bay Road, Basseterre, St. Christopher, St. Kitts	100	IGT Global Services Limited
Lotterie Nazionali S.r.l.	Viale del Campo Boario, 56/d Roma, Italy	64	IGT Lottery S.p.A.
Lottery Equipment Company	c/o Shevchenko, Didkovskiy and Parnters LLC, 2-A Kostyantynivska Street, 5th Floor, Kyiv, Ukraine	100	GTECH Asia Corporation (99.994%); GTECH Management P.I. Corporation (0.006%)
LOTTOITALIA S.r.l.	Viale del Campo Boario, 56/d Roma, Italy	61.50	IGT Lottery S.p.A.
Northstar New Jersey Holding Company, LLC	820 Bear Tavern Road, West Trenton, NJ 08628, United States	71.12	IGT Global Solutions Corporation
Northstar New Jersey Lottery Group, LLC	820 Bear Tavern Road, West Trenton, NJ 08628, United States	76.64	Northstar New Jersey Holding Company, LLC
Northstar SupplyCo New Jersey, LLC	820 Bear Tavern Road, West Trenton, NJ 08628, United States	70	IGT Global Solutions Corporation
Online Transaction Technologies S.à.r.l. à Associé Unique	Twin Center West, Angle Bd Zerktouni et Al Massira El Khadra, Casablanca, Morocco	100	IGT Foreign Holdings Corporation
Orbita Sp. z o.o.	Aleje Jerozolimskie 92, 00-807 Warsaw, Poland	100	IGT Global Solutions Corporation
Oy IGT Finland AB f/k/a Oy GTECH Finland Ab	Turuntie 42, Espoo, Finland 02650	100	IGT Global Solutions Corporation
Oz Interactive Limited	10 Finsbury Square, 3rd Floor, London, England EC2A 1AF	100	IGT D&B ISB Holdings Limited
PCC Giochi e Servizi S.p.A.	Viale del Campo Boario, 56/d Roma, Italy	100	IGT Lottery S.p.A.
Powerhouse Technologies, Inc.	Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States	100	International Game Technology
Probability (Gibraltar) Limited	Suite 23, Portland House Glacis Road, GX11 1AA, Gibraltar	100	IGT UK Interactive Limited
Prodigal Lottery Services, N.V.	63A Walter J.A. Nisbeth Road, Pondfill Philipsburg, St. Maarten	100	Leeward Islands Lottery Holding Company, Inc.
Retail Display and Service Handlers, LLC	Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States	100	IGT Global Solutions Corporation
Rhode Island VLT Company LLC	Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States	100	IGT Global Solutions Corporation
Ringmaster S.r.l.	Corso Francia, 110 - Torino, Italy	50	IGT Lottery S.p.A..
SB Industria E Comercio Ltda.	Rua Rio Pauini 30, A, Quadra F, conjunto Manauense, Bairro Nossa Senhora das Graças, CEP 69053-001, Cidade de Manaus, Estado do Amazonas	100	IGT Global Solutions Corporation (>99.99%); IGT Foreign Holdings Corporation (<0.01%)
SED Multitel S.r.l.	Viale del Campo Boario, 56/d Roma, Italy	100	IGT Lottery S.p.A.
Servicios Corporativos y de Administracion, S. de R.L. de C.V.	Andres Bello 45 Piso 14, Col. Polanco, Chapultepec, Deleg. Miguel Hidalgo, D.F.C.P. 11560, Mexico	100	International Game Technology (99.97%); IGT (0.03%)

Annual Report and Accounts 2022 Page | 163

Financial Statements

Name of entity	Address of registered office	Ownership %	Shareholder
St. Kitts and Nevis Lottery Company, Ltd.	C18, The Sands Complex, Bay Road, Basseterre, St. Kitts	100	Leeward Islands Lottery Holding Company, Inc.
Technology Risk Management Services, Inc.	Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States	100	IGT Global Solutions Corporation
Telling IGT Information Technology (Shenzhen) Co., Ltd.	503D, Tian An Chuangxin Keji Square (Phase II) East Block, the Interchange of Binhe Road and Xiangmihu Road, Shatou Street, Futian District, Shenzhen, China	49	IGT Global Services Limited
VIA TECH Servicios SpA	Isadora Goyenechea, 3447 Piso 19, 2215-21, Las Condes, Santiago, Chile	100	IGT Global Services Limited
VLC, Inc.	6355 South Buffalo Drive, Las Vegas, Nevada, 89113, United States	100	Powerhouse Technologies, Inc.
Your Sales S.r.L.	Viale del Campo Boario, 56/d Roma, Italy	100	IGT Lottery S.p.A.
ZEST GAMING MEXICO, S.A. DE C.V.	Campos Eliseos169, Col. Polanco, Mexico City, 11560, Mexico	100	International Game Technology PLC (99%); IGT Spain Lottery S.L.U. (1%)

Annual Report and Accounts 2022

Page | 164

FINANCIAL STATEMENTS INTERNATIONAL GAME TECHNOLOGY PLC INDEX TO PARENT COMPANY FINANCIAL STATEMENTS Parent Balance Sheet at December 31, 2022 and 2021 ........................................................................................... 166 Parent Statement of Shareholders' Equity for the years ended December 31, 2022 and 2021 .......................... 167 Notes to the Parent Financial Statements .................................................................................................................... 168 Financial Statements Annual Report and Accounts 2022 Page | 165

International Game Technology PLC Parent Balance Sheet ($ in millions) December 31, Notes 2022 2021 Assets Current assets: Cash and cash equivalents 17 29 Intercompany loans receivable 42 85 Intercompany receivables 23 19 Other current assets 2 1 Total current assets 84 134 Property, plant and equipment, net 1 2 Right-of-use assets 6 3 7 Investments in subsidiaries 3 5,311 4,799 Intercompany loans receivable 4,603 6,143 Other non-current assets 14 23 Total non-current assets 9,932 10,974 Total assets 10,016 11,109 Liabilities and shareholders' equity Current liabilities: Accounts payable 6 2 Intercompany loans payable 114 96 Intercompany payables 284 448 Other current liabilities 24 32 Total current liabilities 428 577 Long-term debt 4 5,164 5,851 Lease liabilities 6 3 7 Intercompany loans payable 566 584 Other non-current liabilities — 3 Total non-current liabilities 5,732 6,445 Total liabilities 6,160 7,022 Shareholders' equity Share capital 21 21 Share premium 21 21 Retained earnings 3,672 3,903 Other reserves 142 142 Total shareholders' equity 3,856 4,087 Total liabilities and shareholders' equity 10,016 11,109 Net income was $13 million and $396 million for the years ended December 31, 2022 and 2021, respectively. As permitted by section 408 of the CA 2006, no statement of comprehensive income for International Game Technology PLC is shown. The Parent financial statements were approved by the Board of Directors on March 9, 2023 and signed on its behalf on March 15, 2023 by: Vincent Sadusky Chief Executive Officer Company registration number: 09127533 The accompanying notes are an integral part of these Parent financial statements. Financial Statements Annual Report and Accounts 2022 Page | 166

International Game Technology PLC Parent Statement of Shareholders' Equity ($ in millions) Share Capital Share Premium Retained Earnings Other Reserves Total Equity Balance at December 31, 2020 20 21 3,567 139 3,747 Net income — — 396 — 396 Other comprehensive income — — — 3 3 Total comprehensive income — — 396 3 398 Non-cash investment in subsidiaries — — 27 — 27 Stock-based compensation — — 8 — 8 Shares issued under stock award plans — — (12) — (12) Dividends paid — — (41) — (41) Repurchases of ordinary shares — — (41) — (41) Balance at December 31, 2021 21 21 3,903 142 4,087 Net income — — 13 — 13 Other comprehensive income — — — 1 1 Total comprehensive income — — 13 1 14 Non-cash investment in subsidiaries — — 31 — 31 Stock-based compensation — — 10 — 10 Shares issued under stock award plans — — (8) — (8) Shares issued upon exercise of stock options — — (2) — (2) Dividends paid — — (161) — (161) Repurchases of ordinary shares — — (115) — (115) Balance at December 31, 2022 21 21 3,672 142 3,856 For further information related to shareholders' equity, refer to Note 21 – Shareholders' Equity, in the notes to the consolidated financial statements included herein. The accompanying notes are an integral part of these Parent financial statements. Financial Statements Annual Report and Accounts 2022 Page | 167

International Game Technology PLC Notes to the Parent Financial Statements 1. Description of Business The principal activities of International Game Technology PLC (the "Parent") are to make investments and provide loans to its consolidated subsidiaries. All references to the "Company" refer to the business and operations of the Parent and its consolidated subsidiaries. 2. Summary of Significant Accounting Policies Basis of Preparation The accompanying financial statements and notes of the Parent have been prepared in accordance with Financial Reporting Standard 101 "Reduced Disclosure Framework ("FRS 101") and the CA 2006 applicable to companies reporting under FRS 101. The amendments to FRS 101 issued in January 2022 and effective immediately have been applied. The Parent financial statements are stated in millions of U.S. dollars unless otherwise indicated and are computed based on the amounts in thousands. Certain amounts in columns and rows within tables may not foot due to rounding. In the transition from IFRS, we have made no measurement and recognition adjustments. In applying FRS 101, various disclosure amendments to the financial statements have been applied from Adopted IFRS disclosure requirements. The results of the Company herein have not been impacted due to the adoption of FRS 101. The comparative information has been amended where necessary to reflect the disclosure requirements of FRS 101. In preparing these financial statements, we apply the recognition, measurement, and disclosure requirements of Adopted IFRSs, but make amendments where necessary in order to comply with the CA 2006 and have set out below where we take advantage of FRS 101 disclosure exemptions. The accounting policies set out below have been applied consistently to all periods presented in these financial statements. The following exemptions available under FRS 101 have been applied: • The following paragraphs of IAS 1, Presentation of Financial Statements: ▪ 10(d) (statement of cash flows); ▪ 16 (statement of compliance with all IFRS); ▪ 38 (comparative information requirements in respect of Paragraph 79(a)(iv) of IAS 1) ▪ 38A (requirement for minimum of two primary statements, including cash flow statements); ▪ 38B-D (additional comparative information); ▪ 111 (cash flow statement information); ▪ 134-136 (capital management disclosures); • IAS 7, Statement of Cash Flows • Paragraphs 30 and 31 of IAS 8, Accounting Policies, Changes in Estimates and Errors (requirement for the disclosure of information when an entity has not applied a new IFRS that has been issued and is not yet effective); • IFRS 7, Financial Instruments: Disclosures; • Paragraphs 91 to 99 of IFRS 13, Fair Value Measurement (disclosure of valuation techniques and inputs used for fair value measurement of assets and liabilities); • The requirements of IAS 24, Related Party Disclosures to disclose related party transactions entered into between two or more members of a group; • Paragraph 17 of IAS 24, Related Party Disclosures (key management compensation); and • Paragraphs 45(b) and 46 to 52 of IFRS 2, Share-Based Payment (details of the number and weighted- average exercise prices of stock options and stock awards, and how the fair value of stock options and stock awards was determined). Financial Statements Annual Report and Accounts 2022 Page | 168

Financial Statements

Summary of Significant Accounting Policies

The accounting policies used in the preparation of the Parent financial statements are the same as those used in the preparation of the consolidated financial statements, in accordance with the CA 2006. Refer to Note 2 – *Summary of Significant Accounting Policies,* in the notes to the consolidated financial statements included herein. In addition to those accounting policies, the following accounting policy for investments in subsidiaries also applies to the Parent financial statements: Investments in subsidiaries are held at cost less accumulated impairment losses, if any.

3. Investments in Subsidiaries

($ in millions)	Country of Incorporation	December 31, 2022	December 31, 2021
International Game Technology	United States	4,168	3,673
IGT Lottery Holdings B.V.	Netherlands	907	883
Other		236	242
		5,311	4,799

(♣) A review of the potential impairment of an investment is carried out by the Directors if events or changes in circumstances indicate that the carrying value of the investment may not be recoverable. Such impairment reviews are performed in accordance with IAS 36, *Impairment of Assets*. Each direct subsidiary of the Parent is grouped by respective operating segment and reviewed as a cash-generating unit ("CGU") and for each identified CGU, the Directors consider, among other factors, the relationship between the subsidiaries net assets and the carrying value of the investment when reviewing for indicators of impairment. As of December 31, 2022, the carrying value of the investment in each group of directly owned subsidiaries is supported by the respective subsidiaries' underlying net assets, indicating no potential impairment. As no other impairment indicators were identified as of the balance sheet date, the Directors have concluded that the investment in subsidiary balance was fully recoverable and no impairment was required as of December 31, 2022.

For a complete list of the Parent's subsidiaries, refer to Note 29 – *The Parent's Directly and Indirectly Owned Subsidiaries,* in the notes to the consolidated financial statements included herein.

4. Debt

The principal balance of each debt obligation reconciles to the balance sheet is as follows:

	December 31, 2022			
($ in millions)	Principal	Debt issuance cost, net	Swap and other	Total
3.500% Senior Secured Euro Notes due July 2024	320	(1)		319
6.500% Senior Secured U.S. Dollar Notes due February 2025	700	(3)		697
4.125% Senior Secured U.S. Dollar Notes due April 2026	750	(5)		745
3.500% Senior Secured Euro Notes due June 2026	800	(4)		796
6.250% Senior Secured U.S. Dollar Notes due January 2027	750	(4)		746
2.375% Senior Secured Euro Notes due April 2028	533	(3)		530
5.250% Senior Secured U.S. Dollar Notes due January 2029	750	(5)		745
Senior Secured Notes, long-term	4,603	(26)	—	4,578
Euro Term Loan Facility due January 2027	533	(2)	(8)	524
U.S. Dollar Revolving Credit Facilities due July 2027 (1)	65	(4)	1	62
Long-term debt, less current portion	5,202	(31)	(7)	5,164
Total Debt	5,202	(31)	(7)	5,164

(1) $3 million of debt issuance costs, net presented in other non-current assets.

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Financial Statements

($ in millions)	Principal	Debt issuance cost, net	Swap and other	Total
	December 31, 2021			
3.500% Senior Secured Euro Notes due July 2024	566	(3)	—	564
6.500% Senior Secured U.S. Dollar Notes due February 2025	1,100	(7)	—	1,093
4.125% Senior Secured U.S. Dollar Notes due April 2026	750	(6)	—	744
3.500% Senior Secured Euro Notes due June 2026	849	(5)	—	844
6.250% Senior Secured U.S. Dollar Notes due January 2027	750	(5)	—	745
2.375% Senior Secured Euro Notes due April 2028	566	(4)	—	562
5.250% Senior Secured U.S. Dollar Notes due January 2029	750	(6)	—	744
5.250% Senior Secured U.S. Dollar Notes due January 2029	750	(7)	—	—
Senior Secured Notes, long-term	5,332	(36)	—	5,296
Euro Term Loan Facility due January 2027	566	(2)	(9)	555
Euro Revolving Credit Facilities due July 2024 [(1)]	—	—	—	—
U.S. Dollar Revolving Credit Facilities due July 2024 [(1)]	—	—	—	—
Long-term debt, less current portion	5,898	(38)	(9)	5,851
Total Debt	5,898	(38)	(9)	5,851

[(1)] $9 million of debt issuance costs, net presented in other non-current assets.

Principal payments for each debt obligation, excluding short-term borrowings, for the next five years and thereafter are as follows (in millions):

Year	U.S. Dollar Denominated	Euro Denominated	Total
2023	—	—	—
2024	—	427	427
2025	700	107	807
2026	750	907	1,657
2027	815	213	1,028
2028 and thereafter	750	533	1,283
Total principal payments	3,015	2,187	5,202

For further information related to debt, refer to Note 16 – *Debt*, in the notes to the consolidated financial statements included herein.

5. Income Taxes

The provision for income taxes consists of:

($ in millions)	For the year ended December 31, 2022	2021
Current:		
Withholding tax	2	1
Current tax on income for the year	—	(1)
	2	—

No income taxes were paid in 2022 or 2021. There were no deferred tax assets and deferred tax liabilities at December 31, 2022 and 2021.

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The Parent is a tax resident in the United Kingdom ("U.K."). A reconciliation of the provision for income taxes, with the amount computed by applying the weighted average rate of the U.K. statutory main corporation tax rates enacted in each of the Parent's calendar year reporting periods to income (loss) before provision for income taxes is as follows: For the year ended December 31, ($ in millions) 2022 2021 Income (loss) before provision for income taxes 15 396 United Kingdom statutory tax rate 19.0% 19.0 % Statutory tax expense (benefit) 3 75 Non-deductible debt costs 12 7 Change in unrecognized deferred tax asset — 3 Foreign withholding taxes 2 1 Unrealized foreign exchange (8) (11) Non-taxable dividend income (7) (75) Other 1 1 2 — Effective tax rate 14.3% 0.1 % The Parent's effective income tax rate was 14.3% in 2022 compared to 0.1% in 2021. The principal driver of the tax rate increase is the reduced level of non-taxable dividend income in 2022 compared to 2021. Changes to the U.K. corporate tax rates were substantively enacted as part of Finance Bill 2015 (on October 26, 2015) and Finance Bill 2016 (on September 7, 2016). These changes, which include reductions to the main tax rate to 17% on April 1, 2020, have been superseded by the Finance Bill 2021 resulting with the U.K. corporate tax rate remaining at 19% for 2022. Net Operating Losses At December 31, 2022 and 2021, the Parent had gross tax loss carryforwards of $621 million and $631 million, respectively, that relate to the U.K. No deferred tax assets were recorded for these tax loss carryforwards as realization is not probable. These tax loss carryforwards may be carried forward indefinitely notwithstanding that they offset only 50% of taxable income (above a £5.0 million full allowance threshold) in a given year. 6. Leases During 2022 and 2021, the Parent has two leases at different locations in London. Effective November 1, 2022, the Parent assigned one of these leases and all related obligations to a third party pursuant to a Deed of Assignment. As a result, the Parent’s registered office moved to the remaining office facility, the lease of which is effective from January 14, 2016 to January 13, 2026 The classification of our leases in the balance sheet are as follows: ($ in millions) Balance Sheet Classification December 31, 2022 December 31, 2021 Assets ROU asset, net (1) Right-of-use assets 3 7 Total lease assets 3 7 Liabilities Lease liability, current Other current liabilities 1 2 Lease liability, non-current Lease liabilities 3 7 Total lease liabilities 4 9 Financial Statements Annual Report and Accounts 2022 Page | 171

(1) ROU assets are recorded net of accumulated amortization of $4 million and $6 million at December 31, 2022 and December 31, 2021, respectively. Maturities of lease liabilities at December 31, 2022 are as follows ($ in millions): Year Total 2023 1 2024 1 2025 1 2026 — 2027 — Thereafter — Total lease payments 4 Less: Imputed interest — Present value of lease liabilities 4 7. Stock-Based Compensation Stock-based incentive awards are provided to directors and employees under the terms of our 2015 and 2021 Equity Incentive Plans (collectively, the “Plan”) as administered by the Board. Awards available under the Plan principally include stock options, performance share units, restricted share units or any combination thereof. The maximum number of new shares that may be granted under the Plan is 20.5 million shares. To the extent any award is forfeited, expires, lapses, or is settled for cash, the award is available for reissue under the Plan. We utilize authorized and unissued shares to satisfy all shares issued under the Plan. Stock Options Stock options are awards that allow the employee to purchase shares of our stock at a fixed price. Stock options are granted under the Plan at an exercise price not less than the fair market value of a share on the date of grant. In 2021, stock options were granted solely to our former Chief Executive Officer, which will vest in 2024 subject to certain performance and other criteria, and have a contractual term of approximately seven years. No stock options were granted in 2022. Stock Awards Stock awards are principally made in the form of performance share units (“PSUs”) and restricted share units (“RSUs”). PSUs are stock awards where the number of shares ultimately received by the employee depends on the Company’s performance against specified targets, which may include Adjusted EBITDA, Adjusted Free Cash Flow and Total Shareholder Return (“TSR”) relative to the Russell Mid Cap Market Index. PSUs typically vest 50% over an approximate three-year period and 50% over an approximate four-year period (i.e. four years to vest both tranches). In 2021, a second round of PSUs was granted in lieu of there being no 2020 PSUs that vest 50% over an approximate two-year period and 50% over an approximate three-year period. Dividend equivalents are not paid under the Plan. The fair value of each PSU is determined on the grant date or modification date, based on the Company’s stock price, adjusted for the exclusion of dividend equivalents, and assumes that performance targets will be achieved. Over the performance period, the number of shares of stock that will be issued is adjusted based upon the probability of achievement of performance targets. The ultimate number of shares issued and the related compensation cost recognized as expense is based on a comparison of the final performance metrics to the specified targets. RSUs are stock awards granted that entitle the holder to shares of common stock as the award vests, typically over a one- year period, and have a contractual term of 10 years. Dividend equivalents are not paid under the Plan. Financial Statements Annual Report and Accounts 2022 Page | 172

8. Employee Information Employee Benefit Expense For the year ended December 31, ($ in millions) 2022 2021 Stock-based compensation 10 8 Social security and other benefits 3 1 Incentive compensation 2 4 Wages and salaries 1 2 16 14 The Parent had 5 and 6 people employed in corporate support roles as of December 31, 2022 and 2021, respectively. 9. Auditors' Remuneration Aggregate fees for audit services rendered by PricewaterhouseCoopers LLP, which consist of professional services performed in connection with the Parent's annual financial statements, were $169,950 and $154,500 for the years ended December 31, 2022 and 2021, respectively. Financial Statements Annual Report and Accounts 2022 Page | 173

INVESTOR INFORMATION Listing The ordinary shares of International Game Technology PLC are listed on the New York Stock Exchange under ticker symbol IGT. News releases Additional company information including news releases, earnings announcements, and information on corporate governance are available at www.IGT.com. Investor contact Investor Relations Department International Game Technology 10 Memorial Boulevard Providence, RI 02903 Phone: +1 (401) 392-7077 E-mail: investor.relations@igt.com Share transfer agent and Registrar Computershare Shareholder Services Regular Mail: Computershare PO Box 43006 Providence, RI 02940-3078 Overnight Mail Delivery: Computershare 150 Royall Street, Suite 101 Canton, MA 02021 www-us.computershare.com/investor FORWARD-LOOKING STATEMENTS This document includes forward-looking statements concerning the Company and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall,” “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project,” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) unanticipated changes relating to competitive factors in the industries in which the Company operates; changes in legislation, governmental regulations, or the enforcement thereof that could affect the Company; international, national, or local economic, social, or political conditions that could adversely affect the Company or its customers; the resolution of pending and potential future legal, regulatory, or tax proceedings and investigations; and the Company’s international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. Nothing in this document is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per share of the Parent for the current or any future financial years will necessarily match or exceed the historical published earnings per share of the Parent, as applicable. All forward-looking statements contained in this document are qualified in their entirety by this cautionary statement. Additional Information Annual Report and Accounts 2022 Page | 174